As filed with the Securities and Exchange Commission on August 10, 1999
                                                    Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------

                              ZIONS BANCORPORATION
             (Exact name of registrant as specified in its charter)

             Utah                            6712                  87-0227400
(State or other jurisdiction of   (Primary standard industrial  (I.R.S. employer
 incorporation or organization)    classification code number)   identification
                                                                     number)

                          ----------------------------

                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
                       (Address, including zip code, and
                        telephone number, including area
                        code, of registrant's principal
                               executive offices)

                            ------------------------

                                DALE M. GIBBONS
                              Zions Bancorporation
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                                 (801) 524-4787
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                With copies to:

        STANLEY F. FARRAR                               STEPHEN KLEIN
       Sullivan & Cromwell                              Graham & Dunn
1888 Century Park East, 21st Floor              1420 Fifth Avenue, 33rd Floor
  Los Angeles, California  90067                   Seattle, WA  98101-2390
         (310) 712-6600                                 (206) 624-8300

                            ------------------------
         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            -------------------------

                         CALCULATION OF REGISTRATION FEE

==================================== ========================  ===================  ======================== ======================
                                                                    Proposed                Proposed
                                           Amount to be             maximum                 maximum
       Title of securities to be            registered         offering price per          aggregate               Amount of
              registered                                             share(3)           offering price(3)       registration fee(4)
------------------------------------ ------------------------  -------------------  ------------------------ ----------------------
Common Stock, no par value(1)          5,710,504(2) Shares            $30.375             $306,081,798           $85,090.74
==================================== ========================  ===================  ======================== ======================

(1)    Includes associated preferred share purchase rights.
(2) Represents the estimated maximum number of shares of Common Stock, no par value ("Zions Common Stock"), of Zions Bancorporation ("Zions") that are issuable in exchange for shares of Common Stock, par value $0.01 per share ("Pioneer Common Stock"), of Pioneer Bancorporation ("Pioneer") upon consummation of the merger (the "Merger") of Pioneer with and into Zions.
(3) Pursuant to Rule 457(f)(1) and 457(c), the registration fee is based on the average of the high and low sales prices of the Pioneer Common Stock as reported on the Over-the-Counter Bulletin Board on August 6, 1999 and computed based on the estimated maximum number of shares of Pioneer Common Stock (10,076,767) that may be converted into the shares of Zions Common Stock to be registered.
(4) Pursuant to Rule 457(b), the amount of the registration fee has been reduced by $60,881.44 the amount paid to the Securities and Exchange Commission on July 16, 1999 with respect to this transaction. The difference of $24,209.30 is paid herewith.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                      PROSPECTUS OF
         PROXY STATEMENT OF                       ZIONS BANCORPORATION
       PIONEER BANCORPORATION                         COMMON STOCK

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Pioneer Stockholders:

     The board of directors of Pioneer Bancorporation has called a special meeting of stockholders for September 15, 1999, at which you will be asked to consider and to vote upon the approval of a merger agreement providing for a merger of Pioneer with and into Zions Bancorporation.

     In the Zions/Pioneer merger, each of your shares of Pioneer common stock will be converted into the right to receive between 0.4636 and 0.5667 of a share of Zions common stock, depending on the average closing stock price of Zions measured over a period near the closing and subject to adjustment as described in the accompanying proxy statement/prospectus.

     The Zions/Pioneer merger is intended to be tax-free to Pioneer stockholders, except for taxes due on cash received for fractional shares.

     Your vote is very important. We cannot complete the Zions/Pioneer merger unless holders of 80% of the outstanding shares of Pioneer common stock approve the merger agreement at the special meeting.

     Since the date of the Zions/Pioneer merger agreement, Zions and First Security Corporation have entered into a merger agreement. In the Zions/First Security merger and related transactions, each share of Zions common stock will be converted into one share of First Security common stock and, immediately prior to the Zions/First Security merger, each share of First Security will be converted into 0.442 of a share of First Security common stock.

     If the Zions/First Security merger is completed, you will become a stockholder of First Security. Thus, the Zions/First Security merger, if it is completed, will have a significant effect on Pioneer stockholders. Because Pioneer stockholders will vote on the Zions/Pioneer merger but not on the Zions/First Security merger, the accompanying proxy statement/prospectus contains considerable information about First Security and about the Zions/First Security merger.

     The Pioneer board of directors believes that the Zions/Pioneer merger is in the best interests of Pioneer and its stockholders and strongly encourages you to vote "FOR" the merger proposal.

     Whether or not you plan to attend the special meeting, please take the time to complete and mail the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be voted in favor of the merger agreement. If you fail to return your proxy card, the effect will be the same as a vote against the Zions/Pioneer merger agreement.

                                   Sincerely,

                               /s/ Louis J. Capurro     /s/ William E. Martin
                                   Louis J. Capurro         William E. Martin

                                   Chairman of the Board    President and Chief
                                                            Executive Officer
--------------------------------------------------------------------------------
         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Zions common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
                               ------------------

         The date of this proxy statement/prospectus is August 11, 1999, and it is being mailed or otherwise delivered to Pioneer stockholders on or about such date.

                             Pioneer Bancorporation
                                 10 State Street
                               Reno, Nevada 89501

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD SEPTEMBER 15, 1999

To the Stockholders of Pioneer Bancorporation:

         NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Pioneer Bancorporation will be held at The Airport Plaza Hotel, 1981 Terminal Way, Reno, Nevada at 11:00 a.m. on Wednesday, September 15, 1999, for the following purposes:

         1. Agreement and Plan of Merger. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of May 7, 1999, as amended July 16, 1999, by and among Zions Bancorporation, Pioneer Bancorporation and Pioneer Citizens Bank of Nevada, a copy of which is set forth in Appendix A to the accompanying proxy statement/prospectus, pursuant to which Pioneer will merge into Zions and each outstanding share of Pioneer common stock will be converted into the right to receive a portion of a share of Zions common stock, all on and subject to the terms and conditions contained in such merger agreement.

         2. To consider and act upon such other matters as may properly come before the meeting or any adjournments thereof.

         Only stockholders of record at the close of business on July 26, 1999 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements thereof. Approval of the merger requires that holders of 80% of the outstanding shares of Pioneer common stock vote in favor of the merger agreement at the special meeting. The directors and executive officers of Pioneer, who are entitled to vote approximately 21% of the outstanding shares of Pioneer common stock, have agreed to vote their shares in favor of the merger agreement.

         Pioneer's board of directors unanimously recommends that stockholders vote "FOR" approval of the merger agreement.

         To ensure that your vote will be counted, please complete, date and sign the enclosed proxy and return it promptly in the enclosed postage-paid envelope, whether or not you currently plan to attend the special meeting. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting.

         Stockholders of Pioneer are entitled to exercise dissenters' rights and to receive cash in an amount equal to the fair value of their shares of Pioneer common stock as of May 7, 1999, in lieu of receiving Zions common stock in the merger. In order to do so, stockholders must comply with procedures specified by Nevada law. See "The Merger--Dissenters' Rights" in the accompanying proxy statement/prospectus. The complete text of Chapter 92A of the Nevada Revised Statutes, which relates to dissenters' rights, is set forth as Appendix C to the proxy statement/prospectus.

                                   By Order of the Board of Directors,

                                   /s/Shelle Grim-Brooks
                                      Shelle Grim-Brooks, Secretary

Reno, Nevada
August 11, 1999

--------------------------------------------------------------------------------
                             YOUR VOTE IS IMPORTANT
                             ----------------------

         Approval of the merger requires that holders of 80% of the outstanding shares of Pioneer common stock vote in favor of the merger agreement. Please sign and date your proxy and return it as soon as possible, whether or not you plan to attend the special meeting.
--------------------------------------------------------------------------------

                      REFERENCES TO ADDITIONAL INFORMATION

         This proxy statement/prospectus incorporates important business and financial information about Zions from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this proxy statement/prospectus (other than certain exhibits to those documents) by requesting them in writing or by telephone from Zions at the following address:

                              Zions Bancorporation
                           One South Main, Suite 1380
                           Salt Lake City, Utah 84111
                           Attention: Dale M. Gibbons
                            Telephone: (801) 524-4787

         You will not be charged for any of these documents that you request. If you would like to request documents, please do so by September 8, 1999 in order to receive them before the special meeting.

         See "Where You Can Find More Information" on page 105.

                                TABLE OF CONTENTS
                                                                          Page

REFERENCES TO ADDITIONAL INFORMATION

CERTAIN QUESTIONS AND ANSWERS ABOUT THE ZIONS/PIONEER MERGER.................1

SUMMARY......................................................................2
         Comparison of Unaudited Per Share Data.............................10
         Selected Financial Data of Zions ..................................12
         Selected Financial Data of Pioneer ................................13
         Unaudited Pro Forma Zions/First Security Financial Data............14

FORWARD-LOOKING STATEMENTS..................................................16

SPECIAL MEETING
         General  ..........................................................17
         Record Date........................................................17
         Solicitation and Revocability of Proxies...........................17
         Vote Required......................................................18
         Recommendation of Board of Directors...............................18

THE MERGER..................................................................19
         General  ..........................................................19
         Consideration to be Received in the Zions/Pioneer Merger...........19
         Background of the Zions/Pioneer Merger.............................20
         Reasons of Pioneer for the Zions/Pioneer Merger and Recommendation
                  of the Pioneer Board......................................21
         Opinion of Pioneer Financial Advisor...............................23
         Effective Time.....................................................30
         Distribution of Zions Certificates.................................30
         Fractional Shares..................................................31
         Federal Income Tax Considerations of the Zions/Pioneer Merger .....31
         Management and Operations After the Zions/Pioneer Merger...........33
         Post-Merger Compensation and Benefits..............................33
         Treatment of Outstanding Options...................................33
         Interests of Certain Persons in the Zions/Pioneer Merger...........34
         Conditions to Completion...........................................35
         Regulatory Approvals...............................................36
         Amendment, Waiver and Termination..................................38
         Conduct of Business Pending the Zions/Pioneer Merger...............39
         Expenses and Fees..................................................41
         Accounting Treatment...............................................41
         Stock Exchange Listing of Zions Common Stock.......................41
         Resales of Zions Common Stock......................................41
         Stock Option Agreement.............................................41
         Stockholder Agreements.............................................44
         Dissenters' Rights.................................................44

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.................47

THE ZIONS/FIRST SECURITY MERGER.............................................58
         General  ..........................................................58
         First Security.....................................................59
         Governance of First Security After the Zions/First Security Merger
                   .........................................................58

DESCRIPTION OF ZIONS CAPITAL STOCK..........................................61
         Authorized Capital Stock...........................................61
         Voting Rights......................................................61
         The Zions Board....................................................62
         Shareholder Rights Plan............................................63
         Shareholder Meetings...............................................63
         Amendment of Zions Articles and By-laws............................63
         Miscellaneous......................................................64

CERTAIN DIFFERENCES IN THE RIGHTS OF ZIONS
         SHAREHOLDERS, PIONEER STOCKHOLDERS
         AND NEW FIRST SECURITY STOCKHOLDERS................................65

COMPARATIVE MARKET PRICES AND DIVIDENDS.....................................74
         Zions    ..........................................................74
         Pioneer  ..........................................................74

PIONEER BANCORPORATION
         Business ..........................................................75
         Pioneer Selected Financial Data....................................77
         Pioneer Management's Discussion and Analysis of
            Financial Condition and Results of Operations...................78
         RESULTS OF OPERATIONS

EXPERTS....................................................................105

VALIDITY OF ZIONS COMMON STOCK.............................................105

OTHER MATTERS..............................................................105

WHERE YOU CAN FIND MORE INFORMATION........................................105

APPENDICES:

Appendix A - Agreement and Plan of Merger, dated as of May 7, 1999, as amended
             July 16, 1999, by and among Zions Bancorporation, Pioneer Bancorporation and Pioneer Citizens Bank of Nevada

Appendix B - Stock Option Agreement, dated as of May 10, 1999, by and between
             Zions Bancorporation and Pioneer Bancorporation

Appendix C - Dissenters' Rights:  Chapter 92A of the Nevada Revised Statutes

Appendix D - Opinion of Banc of America Securities LLC

          CERTAIN QUESTIONS AND ANSWERS ABOUT THE ZIONS/PIONEER MERGER

Q:       What do I need to do now?

A: Just indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope marked "Proxy" as soon as possible, so that your shares may be represented and voted at the special meeting to be held on September 15, 1999.

         Your vote is very important. Holders of eighty percent (80%) of the outstanding shares of Pioneer common stock must vote in favor of the merger agreement at the special meeting in order for the Zions/Pioneer merger to take place, and therefore you should return your signed proxy card as soon as possible.

         The Pioneer board of directors unanimously recommends voting "FOR" the proposed Zions/Pioneer merger.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: No. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. Without instructions, your shares will not be voted on the merger proposal.

Q:       Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:       Should I send in my stock certificates now?

A: No. After the Zions/Pioneer merger is completed, Zions will send you written instructions for exchanging your stock certificates for the consideration to be received.

Q:       When do you expect to merge?

A: We are working towards completing the Zions/Pioneer merger as quickly as possible. In addition to the approval of the Pioneer stockholders, we must also obtain certain regulatory approvals. We expect to complete the Zions/Pioneer merger in the fourth quarter of 1999.

Q: Whom should I call with questions or to obtain additional copies of this proxy statement/prospectus?

A:       If you have more questions about the merger, you should contact:

                      Georgeson Shareholder Communications
                                Wall Street Plaza
                            New York, New York 10005

                         Banks and Brokers Call Collect:
                                  212-440-9800
                           All Others Call Toll-Free:
                                  800-223-2064

                                     SUMMARY

         This brief summary highlights selected information from the proxy statement/prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and the other documents to which we refer to fully understand the merger. See "Where You Can Find More Information" on page 105. Each item in this summary refers to the page where that subject is discussed in more detail, if applicable. The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the Zions/Pioneer merger.

         Please note that Zions and First Security Corporation have entered into a separate merger agreement since the date of the Zions/Pioneer merger agreement. If Pioneer stockholders approve the Zions/Pioneer merger and the Zions/First Security merger is completed, Pioneer stockholders will eventually become stockholders of First Security Corporation.

Merger Consideration Will Be a Portion of a Share of Zions Common Stock, Subject to Adjustment (see page 19)

     When the Zions/Pioneer merger is complete, each share of Pioneer common stock will be converted into the right to receive a portion of a share of Zions common stock, and Pioneer stockholders will become shareholders of Zions.

     The exact conversion ratio to be used in calculating the portion of a share of Zions common stock that a Pioneer stockholder will receive for each share of Pioneer common stock that he or she owns cannot be determined now, as it will vary depending on the average closing price of Zions common stock over a 15-day period shortly prior to closing. We refer to this price as the average closing stock price.

IF THE AVERAGE CLOSING STOCK PRICE IS:

o Greater than $77.00, each share of Pioneer common stock will be converted into the right to receive 0.4636 of a share of Zions common stock.

o Greater than or equal to $63.00 but less than or equal to $77.00, each share of Pioneer common stock will be converted into the right to receive a portion of a share of Zions common stock calculated by dividing $35.70 by the average closing stock price.

o Greater than or equal to $56.00 but less than $63.00, each share of Pioneer common stock will be converted into the right to receive 0.5667 of a share of Zions common stock.

o Less than $56.00, Pioneer will have the right to terminate the merger agreement, subject to Zions' right (but not its obligation) to complete the merger by converting each share of Pioneer common stock into the right to receive a portion of a share of Zions common stock calculated by dividing $31.73 by the average closing stock price.

     As an example, assuming that the average closing stock price was $57.7583 (the average closing stock price for the 15 trading days ending on August 9, 1999, the latest practicable date prior to the mailing of this proxy statement/prospectus), each share of Pioneer common stock would be converted into the right to receive 0.5667 of a share of Zions common stock. The various conversion ratios that will apply, depending on the average closing stock price, are described at "The Merger--Consideration to be Received in the Merger," and a more detailed example of how the conversion ratio will work is also provided in that section. Zions will not issue fractional shares of Zions common stock in the

Zions/Pioneer merger, but will instead pay cash for each fractional share that results from applying the appropriate conversion ratio to the shares of Pioneer common stock. This cash payment is described at "The Merger--Fractional Shares."

Tax Treatment (see page 31)

     We expect that for U.S. federal income tax purposes, you generally will not recognize any gain or loss upon the conversion of your shares of Pioneer common stock into shares of Zions common stock. You will, however, recognize income or gain to the extent your shares of Pioneer common stock are converted into cash in lieu of fractional shares of Zions common stock.

     We have conditioned the Zions/Pioneer merger on our receipt of legal opinions that the Zions/Pioneer merger will be treated as a reorganization for federal income tax purposes.

     This tax treatment may not apply to certain Pioneer stockholders, including stockholders who are non-U.S. persons. You should consult your own tax advisor for a full understanding of the merger's tax consequences in your particular circumstances.

Financial Advisor Says Consideration Fair to Pioneer Stockholders (see page 23)

     Banc of America Securities LLC, formerly known as NationsBanc Montgomery Securities LLC, has acted as financial advisor to Pioneer in connection with the Zions/Pioneer merger and has rendered an opinion dated August 9, 1999 to the Pioneer board of directors that, as of such date, the consideration to be received by Pioneer stockholders is fair, from a financial point of view. A copy of the opinion delivered by Banc of America Securities is attached to this document as Appendix D and a description of its analysis is contained in this prospectus/proxy statement. You should read the opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Banc of America Securities in providing this opinion.

Special Meeting to Be Held on September 15, 1999 (see page 17)

      The special meeting of Pioneer stock-holders will be held at 11:00 a.m. on September 15, 1999, at The Airport Plaza Hotel, 1981 Terminal Way, Reno, Nevada. At the special meeting, Pioneer stockholders will be asked to vote to approve the merger agreement that provides for the merger of Pioneer into Zions.

     If there are insufficient votes at the time of the special meeting to approve the merger agreement, the meeting may be adjourned in order to permit further solicitation of proxies.

Pioneer Board Unanimously Recommends Stockholder Approval (see page 18)

     Pioneer's board of directors has approved the Zions/Pioneer merger agreement. The Pioneer board of directors believes that the Zions/Pioneer merger is in your best interests and recommends that Pioneer stockholders vote "FOR" approval of the merger agreement.

Record Date Set at July 26, 1999;
Eighty Percent Vote of Outstanding Shares Required (see pages 17 & 18)

     You can vote at the special meeting if you owned Pioneer common stock at the close of business on July 26, 1999. As of that date, there were 9,550,029 shares of Pioneer common stock entitled to be voted at the special meeting. Approval of the merger agreement requires that holders of 80% of the outstanding shares of Pioneer common stock vote in favor of the merger proposal.

Certain Shareholders Have Agreed to Vote in Favor of Merger (see page 44)

     The directors and executive officers of Pioneer, who are entitled to vote approximately 21% of Pioneer's outstanding common stock, have entered into stockholder agreements with

Zions. The stockholder agreements provide that these stockholders will vote their shares of Pioneer common stock in favor of the merger proposal.

     The directors and executive officers entered into the stockholder agreements in order to induce Zions to enter into the merger agreement. The stockholder agreements could discourage other companies from trying to acquire Pioneer.

Dissenters' Rights (see page 44)

     Holders of Pioneer common stock may be entitled to dissenters' rights under Chapter 92A of the Nevada Revised Statutes. Chapter 92A of the NRS is attached to this proxy statement/prospectus as Appendix C. Stockholders who do not vote in favor of the merger proposal and who comply with the provisions of Chapter 92A of the NRS have the right to require the purchase of their shares of Pioneer common stock held by them for cash at the fair value of those shares on the day before the Zions/Pioneer merger was first publicly announced, or May 7, 1999. Under Chapter 92A of the NRS, the fair market value of those shares will exclude any appreciation or depreciation that results from the Zions/Pioneer merger unless that exclusion would be inequitable. If you choose to exercise dissenters' rights with respect to your shares of Pioneer common stock, your failure to comply strictly with the provisions of Chapter 92A of the NRS may result in a waiver or forfeiture of those dissenters' rights.

Information Regarding Zions and Pioneer

Zions Bancorporation
One South Main
Salt Lake City, Utah 84111

     Zions is a Utah corporation. It is the parent holding company for Nevada State Bank, the bank with which Pioneer Citizens Bank of Nevada will merge at the closing of the Zions/Pioneer merger. Zions is also the parent holding company for Zions First National Bank, headquartered in Salt Lake City, Utah, and several other subsidiaries that engage in banking or banking-related services. Through its banking subsidiaries, Zions operated 339 branches in the states of Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah and Washington as of March 31, 1999. At that date, Zions had consolidated assets of $17.1 billion, deposits of $13.2 billion and shareholders' equity of $1.1 billion.

Pioneer Bancorporation
10 State Street
Reno, Nevada  89501

     Pioneer is a Nevada corporation. Its principal subsidiary is Pioneer Citizens Bank of Nevada, a Nevada state-chartered bank which has served small and medium-sized businesses, professionals, merchants and individuals in and around Reno and Las Vegas, Nevada since 1965. Pioneer Citizens Bank of Nevada offers a full range of commercial banking services, including the acceptance of demand, savings and time deposits, and the making of commercial real estate (including real estate construction), Small Business Administration, personal, home improvement, automobile and other installment and term loans. At March 31, 1999, Pioneer had consolidated assets of approximately $1.1 billion, deposits of $940.9 million and stockholders' equity of $69.5 million.

Zions to Continue As Surviving Corporation (see page 19)

     Zions will be the surviving corporation immediately following the Zions/Pioneer merger. The directors and officers of Zions in office before the merger will initially serve as the directors and officers of Zions after the Zions/Pioneer merger.

Bank Merger to Occur Simultaneously With Closing (see page 19)

     Simultaneously with the completion of the merger of Pioneer with Zions, Pioneer Citizens Bank of Nevada will be merged with Nevada State Bank. Nevada State Bank will be the surviving corporation in the bank merger. The bank merger cannot be completed until the regulatory approvals described below are received.

Zions To Merge With First Security (see page 58)

     Since the date of the Pioneer merger agreement, Zions and First Security Corporation have entered into a merger agreement as a result of which Zions will merge with and into First Security. In the Zions/First Security merger and related transactions, each share of Zions common stock will be converted into one share of First Security common stock and, immediately prior to the First Security merger, each share of First Security common stock will be converted into 0.442 of a share of First Security common stock.

     First Security is the nation's oldest multistate bank holding company and is the parent corporation for First Security Bank, N.A. and several other banking subsidiaries and subsidiaries that engage in banking-related services. Through its subsidiaries, First Security operated 324 branches in the states of California, Idaho, Nevada, New Mexico, Oregon, Utah and Wyoming as of March 31, 1999. At that date, First Security had consolidated assets of $22.0 billion, deposits of $12.6 billion and stockholders' equity of $1.7 billion.

     Effect of Zions/First Security Merger. If both the Zions/First Security merger and the Zions/Pioneer merger are completed, each share of Pioneer common stock ultimately would be converted into between 0.4636 and 0.5667 of a share of First Security common stock, depending on the average closing stock price of Zions measured over a period near the closing and subject to the adjustments previously described. If the Zions/First Security merger is completed prior to the Zions/Pioneer merger, First Security will assume the rights and obligations of Zions under the Pioneer merger agreement. If, however, the Zions/Pioneer merger is completed prior to the Zions/First Security merger, the shares of Pioneer common stock will first be converted into shares of Zions common stock at an exchange ratio between 0.4636 and 0.5667 and then into shares of First Security common stock on a one share-for-one share basis. Finally, if the Zions/First Security merger is not completed after the Zions/Pioneer merger, the shares of Zions common stock received by Pioneer stockholders in the Zions/Pioneer merger will remain as such.

     We currently expect that the Zions/First Security merger, if it closes, will close after the Zions/Pioneer merger. If all conditions to the completion of the Zions/First Security merger are met, Pioneer stockholders would become stockholders of First Security. However, you will not be entitled to vote on the merger of Zions with First Security because you will not be shareholders of Zions on the record date for the special meeting of shareholders of Zions. Therefore, when voting on the merger agreement and deciding whether to exercise dissenters' rights with respect to the Zions/Pioneer merger, you must consider the possibility that you will become stockholders of First Security.

     Conditions That Must Be Satisfied for the Zions/First Security Merger to Occur. The Zions/First Security merger is subject to various conditions, including:

o approval of the First Security merger agreement by the First Security stockholders and the Zions shareholders;

o receipt of all governmental and other consents and approvals that are necessary to permit completion of the Zions/First Security merger; and

o     other usual conditions.

Zions cannot guarantee when or if the merger with First Security will be completed.

Zions To Acquire Regency Bancorp

     Regency Bancorp has entered into a separate merger agreement with Zions. Regency Bancorp is the holding company for Regency Bank, a California state-chartered bank headquartered in Fresno, California. In the Zions/Regency merger, each share of Regency common stock will be converted into the right to receive 0.3233 of a share of Zions common stock, although that exchange ratio is subject to adjustment in certain circumstances. Based upon the issuance of 0.3233 of a share of Zions common stock which is what the Zions/Regency exchange ratio would be on August 9, 1999 (the latest practicable date prior to the mailing of this proxy statement/prospectus), Zions anticipates issuing up to approximately 1,000,000 shares of Zions common stock in the Regency merger. The Zions/Regency merger is subject to various conditions, including:

o     approval of the Regency merger agreement by the Regency shareholders;

o receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

o     other usual conditions.

Zions cannot guarantee when or if the merger with Regency will be completed.

Zions to Use Pooling-of-Interests Accounting Treatment (see page 41)

     Zions anticipates accounting for the merger as a pooling-of-interests for financial reporting purposes. Zions has conditioned the merger on receipt of the opinion of its independent auditors that the merger will qualify for pooling-of-interests accounting treatment.

Monetary Benefits to Management in the Zions/Pioneer Merger (see page 34)

     The directors and executive officers of Pioneer have interests in the Zions/Pioneer merger in addition to their interests as stockholders of Pioneer generally. These interests include:

o Some officers have previously entered into severance agreements and salary continuation agreements with Pioneer pursuant to which each may receive one or more payments as a result of the Zions/Pioneer merger.

o The chief executive officer of Pioneer has entered into an employment agreement with Zions and Nevada State Bank, effective upon the completion of the Zions/Pioneer merger. Following the Zions/Pioneer merger, Zions will indemnify and provide liability insurance to the officers and directors of Pioneer.

The Pioneer board of directors was aware of these interests and took them into account in approving the Zions/Pioneer merger agreement.

Conditions That Must be Satisfied for the Zions/Pioneer Merger to Occur (see page 35)

     Completion of the Zions/Pioneer merger is subject to various conditions, including:

o     approval of the merger agreement by the Pioneer stockholders;

o receipt of all governmental and other consents and approvals that are necessary to permit completion of the Zions/Pioneer merger; and

o     other usual conditions.

Certain of these conditions to the merger may be waived by Zions or Pioneer, as applicable.

Regulatory Approvals We Must Obtain for the Zions/Pioneer Merger (see page 36)

     We cannot complete the Zions/Pioneer merger unless it is approved by the Board of Governors of the Federal Reserve System. Zions has submitted a request for waiver to the Federal Reserve regarding the Zions/Pioneer merger. In addition, we are not required to complete the Zions/Pioneer merger unless the merger of Pioneer Citizens Bank of Nevada into Nevada State Bank is approved by the Federal Deposit Insurance Corporation. Nevada State Bank has filed an application with the Federal Deposit Insurance Corporation seeking its approval. The bank merger cannot be completed unless it is also approved by the Nevada Department of Business and Industry,

Financial Institutions Division. Nevada State Bank has filed an application with the Nevada Department of Business and Industry, Financial Institutions Division seeking approval of the bank merger.

     Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Zions/Pioneer Merger Expected to Occur in Fourth Quarter of 1999

     The Zions/Pioneer merger will occur shortly after all of the conditions to its completion have been satisfied. We currently anticipate that the Zions/Pioneer merger will occur in the third quarter of 1999.

Termination of the Merger Agreement (see page 38).

     Pioneer and Zions can agree to abandon the Zions/Pioneer merger, and terminate the merger agreement, at any time prior to the time the merger is completed, even if Pioneer's stockholders have approved the merger agreement. Also, either Pioneer or Zions can decide, without the consent of the other, to abandon the merger if any of the following occurs:

o The other party breaches a provision contained in the merger agreement and does not (or cannot) correct the breach within 30 days.

o     The Zions/Pioneer merger has not been completed by December 31, 1999.

o Any regulatory authority denies an approval we need to complete the Zions/Pioneer merger or issues any order preventing the Zions/Pioneer merger.

o     Pioneer's stockholders do not approve the merger agreement.

In addition, Zions may abandon the Zions/Pioneer merger if Pioneer's board of directors fails to make or withdraws its recommendation to Pioneer stockholders to approve the Zions/Pioneer merger agreement or modifies its recommendation in any way adverse to Zions or if Pioneer breaks its agreements not to initiate or negotiate an alternative transaction. Pioneer will have the right to terminate the Zions/Pioneer merger if the average closing stock price of Zions common stock measured over a period near the closing is less than $56.00. In that event, Zions will have the right to prevent a termination of the Zions/Pioneer merger agreement by increasing the exchange ratio to an amount determined by dividing $31.73 by the average closing stock price.

Stock Option Agreement (see page 41)

     In connection with the Zions/Pioneer merger agreement, Pioneer granted to Zions an option to purchase shares of Pioneer common stock under certain circumstances. Under the option, Zions may purchase up to 19.9% of the outstanding shares of Pioneer common stock at a price of $28.50 per share.

     Zions cannot exercise this option unless certain events occur. These events can generally be described as business combinations or acquisition transactions relating to Pioneer and certain related events (other than the Zions/Pioneer merger we are proposing in this proxy statement/ prospectus). We do not know of any event that has occurred as of the date of this proxy statement/prospectus that would allow Zions to exercise this option.

     Pioneer agreed to grant the option to Zions in order to induce Zions to enter into the Zions/Pioneer merger agreement. The option could have the effect of discouraging other companies from trying to acquire Pioneer.

     The option agreement is attached to this document as Appendix B.

Share Information and Market Prices (see page 74)

     Zions common stock is quoted on the Nasdaq National Market under the symbol "ZION." Pioneer common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "PNCZ." The following table sets forth the last sale prices of Zions common stock, Pioneer common stock, and the equivalent price per share for each on May 7, 1999, the last trading day before we announced the Zions/Pioneer merger, and on August 9, 1999, the latest practicable date prior to the mailing of this proxy statement/prospectus.

                        Zions              Pioneer
                       Common              Common
                        Stock              Stock
                       ------              -------

May 7, 1999            $64.50              $31.00
August 9, 1999         $55.375             $30.00



                         Equivalent Price Per
                    Share of Pioneer Common Stock
               ----------------------------------------
                                     Giving Effect to
               Giving Effect to     Zions/Pioneer and
                 Zions/Pioneer     Zions/First Security
                   Merger(a)             Merger(b)
               ----------------    --------------------
May 7, 1999         $17.57               $17.57
August 9,
1999                $17.00               $17.00


(a) Computed by multiplying the last sales price of a share of Zions common stock on the relevant date by an assumed exchange ratio of 0.5667, which is what the exchange ratio would be if the closing of the Zions/Pioneer merger were to have occurred on August 9, 1999.

(b) Computed based on the one share-for-one share exchange contemplated by the Zions/First Security merger.

The market prices of Zions and Pioneer common stock will fluctuate prior to the merger. You should obtain current market quotations for Zions common stock and Pioneer common stock.

Comparison of Unaudited Per Share Data

     The following table shows information about our per share net income, cash dividends and book value, and similar information after giving effect to the Zions/Pioneer merger, which we refer to as "pro forma" information, and assuming exchange ratios of 0.4636 and 0.5667. In presenting the pro forma information for certain time periods, we assumed that we merged as of the beginning of the period presented. The pro forma information gives effect to the merger under the pooling-of-interests method of accounting in accordance with generally accepted accounting principles. The pro forma equivalent per share data is derived by multiplying the pro forma comparative per share amounts by the assumed exchange ratios mentioned above.

     We expect that we will incur merger and integration charges. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

     The information in the following table should be read together with the historical financial information that Zions has presented in its prior filings with the Securities and Exchange Commission or that is included in this proxy statement/prospectus. Zions incorporates material with respect to Zions into this document by reference to those other filings. See "Where You Can Find More Information" on page 105.


                                                       Historical
                                                       ----------

                                                      Zions   Pioneer    Pro Forma Combined      Equivalent Pro Forma
                                                      -----   -------  ----------------------    --------------------
Net income - basic:
     Three months ended March 31, 1999 ...........   $ 0.62    $ 0.34  $ 0.63(1)    $ 0.62(2)    $ 0.29(1)  $ 0.35(2)
     Year ended December 31, 1998 ................     1.93      1.40    1.99         1.97         0.92       1.12
     Year ended December 31, 1997 ................     1.88      1.24    1.93         1.91         0.89       1.08
     Year ended December 31, 1996 ................     1.69      0.87    1.70         1.68         0.79       0.95

Net income - diluted
     Three months ended March 31, 1999 ...........   $ 0.61    $ 0.34  $ 0.62(1)    $ 0.61(2)    $ 0.29(1)  $ 0.35(2)
     Year ended December 31, 1998 ................     1.91      1.39    1.97         1.94         0.91       1.10
     Year ended December 31, 1997 ................     1.84      1.20    1.87         1.85         0.87       1.05
     Year ended December 31, 1996 ................     1.66      0.84    1.66         1.64         0.77       0.93

Cash dividends per share of common stock:
     Three months ended March 31, 1999 ...........   $ 0.14        -   $ 0.14(1)    $ 0.14(2)    $ 0.06(1)  $ 0.08(2)
     Year ended December 31, 1998 ................     0.54        -     0.54         0.54         0.25       0.31
     Year ended December 31, 1997 ................     0.47        -     0.47         0.47         0.22       0.27
     Year ended December 31, 1996 ................    0.425        -     0.425        0.425        0.20       0.24

Book value per share of common stock (period end):
     Three months ended March 31, 1999 ...........   $13.43    $ 7.27  $13.55(1)    $13.39(2)    $ 6.28(1)  $ 7.59(2)
     Year ended December 31, 1998 ................    12.89      7.08   13.02        12.86         6.04       7.29
     Year ended December 31, 1997 ................    10.40      5.83   10.52        10.39         4.88       5.89
     Year ended December 31, 1996 ................     9.04      4.48    9.08         8.96         4.21       5.08

(1)  Assumes an exchange ratio of 0.4636, which is what the exchange ratio would be if the average closing stock price were greater than $77.00.
(2)  Assumes an exchange ratio of 0.5667, which is what the exchange ratio would be if the average closing stock price were greater than or equal to $56.00 but less than $63.00 and is what the exchange ratio would be if the closing of the merger were held on
     August 9, 1999.

Selected Financial Data of Zions

         The following table presents selected historical financial data of Zions derived from Zions' previously filed financial statements. The interim financial information has been derived from unaudited financial statements of Zions. Zions believes that these financial statements include all adjustments of a normal, recurring nature and all disclosures that are necessary for a fair statement of the results for the unaudited interim periods. Results for the interim periods do not necessarily indicate results which may be expected for any other interim or annual period.

         The information in the following table should be read together with the historical financial information that Zions has presented in its prior filings with the SEC. Zions has incorporated this material into this proxy statement/prospectus by reference to those other filings. See "Where You Can Find More Information" on page 105.

                                          At or For the
                                        Three Months Ended
                                            March 31,                          At or For the Year Ended December 31,
                                    -------------------------   -------------------------------------------------------------------
                                        1999          1998         1998          1997           1996         1995          1994
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                             (In thousands, except per share data)
Consolidated Statements of Income

Data:
  Interest income ...............   $   300,703   $   214,456   $   976,044   $   779,531   $   594,740   $   504,345   $   405,219
  Interest expense ..............       133,825        97,833       432,281       367,000       257,015       231,854       172,514
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Net interest income ........       166,878       116,623       543,763       412,531       337,725       272,491       232,705
  Provision for loan losses .....         4,231         3,555        12,179         7,758         6,526         4,727         3,119
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Net interest income after ..       162,647
        provision for loan losses       113,068       531,584       404,773       331,199       267,764       229,586
  Non interest income ...........        63,343        44,806       200,713       146,374       122,007        95,771        79,030
  Non interest expense ..........       148,748       100,757       514,057       344,629       273,124       229,654       207,191
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income before income taxes ....        77,242        57,117       218,240       206,518       180,082       133,881       101,425
  Income taxes ..................        26,927        18,121        70,862        72,218        59,664        43,818        32,643
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Net income before minority
         interest ...............        50,315        38,996       147,378       134,300       120,418        90,063        68,782
  Minority interest .............         1,464          --             531          --            --            --            --
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income ....................   $    48,851   $    38,996   $   146,847   $   134,300   $   120,418   $    90,063   $    68,782
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========
  Earnings per common share:
     Basic ......................   $      0.62   $      0.54   $      1.93   $      1.88   $      1.69   $      1.38   $      1.10
     Diluted ....................   $      0.61   $      0.52   $      1.91   $      1.84   $      1.66   $      1.36   $      1.08
  Shares on which earnings per
     common share were based:
     Basic ......................        78,771        72,673        75,868        70,535        70,389        64,713        62,069
     Diluted ....................        80,010        74,308        76,988        72,813        72,158        65,960        63,109
  Cash dividends paid per commo
      share .....................   $      0.14   $      0.12   $      0.54   $      0.47   $     0.425   $    0.3525   $      0.29
Consolidated Balance Sheets Data:
  Total assets ..................   $17,084,951   $11,303,986   $16,648,921   $10,869,204   $ 8,224,326   $ 6,904,198   $ 5,713,717
  Loans .........................    10,906,273     6,034,838    10,633,492     5,668,902     4,503,153     3,533,366     2,791,396
  Deposits ......................    13,204,776     8,374,323    13,321,163     7,956,234     6,009,304     5,148,756     4,250,800
  Total shareholders' equity ....     1,059,686       778,267     1,013,656       742,052       641,323       534,993       412,932

Selected Financial Data of Pioneer

         The following table presents selected historical financial data of Pioneer derived from Pioneer's financial statements. The interim financial information has been derived from unaudited financial statements of Pioneer included in this proxy statement/prospectus. Pioneer believes that these financial statements include all adjustments of a normal, recurring nature and all disclosures that are necessary for a fair statement of the results for the unaudited interim periods. Results for the interim periods do not necessarily indicate results which may be expected for any other interim or annual period. The information in the following table should be read together with the historical financial information that Pioneer has included in this proxy statement/prospectus.


                                              At or For the
                                           Three Months Ended
                                                March 31,                     At or For the Fiscal Year Ended December 31,
                                         -----------------------   --------------------------------------------------------------
                                            1999         1998         1998         1997         1996         1995         1994
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (In thousands, except per share data)
Consolidated Statements of Earnings
Data:
  Total interest income ..............   $   18,613   $   15,978   $   68,866   $   55,624   $   42,364   $   36,738   $   26,762
  Total interest expense .............        7,480        6,601       28,745       21,694       15,844       13,010        7,282
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net interest income .............       11,133        9,377       40,121       33,930       26,520       23,728       19,480
  Provision for loan losses ..........          510          360        2,125        1,300        1,015        1,155          990
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net interes income after
        provision for loan losses ....       10,623        9,017       37,996       32,630       25,505       22,573       18,490
  Gain (loss) on sale of
   securities ........................           24           11        2,016          111           10           36          (18)
  Total other income .................        2,113        1,805        8,235        7,475        5,381        4,414        3,673
  Total other expense ................        8,428        6,591       30,002       23,716       19,332       16,738       13,589
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Income before taxes .............        4,332        4,242       18,245       16,500       11,564       10,285        8,556
  Income taxes .......................        1,087        1,200        4,954        4,956        3,480        3,282        2,726
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Net income ......................   $    3,245   $    3,042   $   13,291   $   11,544   $    8,084   $    7,003   $    5,830
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========

  Net income per share:*
     Basic ...........................   $     0.34   $     0.32   $     1.40   $     1.24   $     0.87   $     0.75   $     0.63
     Diluted .........................   $     0.34   $     0.32   $     1.39   $     1.20   $     0.84   $     0.73   $     0.60
  Average weighted common
     shares outstanding:*
     Basic ...........................        9,548        9,445        9,495        9,337        9,317        9,315        9,315
     Diluted .........................        9,568        9,493        9,528        9,582        9,658        9,651        9,637
  Cash dividends paid
     per common share ................         --           --           --           --           --           --           --
Consolidated Balance Sheets Data:
  Total assets .......................   $1,075,524   $  905,697   $1,031,257   $  851,261   $  631,137   $  499,456   $  416,353
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net loans ..........................      610,598      457,030      576,105      434,548      351,896      286,706      221,690
  Deposits ...........................      940,902      778,512      899,747      739,778      563,477      432,575      382,253
  Shareholders' equity ...............       69,449       57,413       67,554       54,057       40,997       33,002       24,985

* Earnings per share are computed on the basis of the weighted average number of shares outstanding plus the common stock equivalents which would arise from the exercise of stock options. Weighted shares outstanding are adjusted retroactively for the effect of stock splits and dividends.

Unaudited Pro Forma Zions/First Security Financial Data

         The following table presents summary financial data for Zions and First Security after giving effect to the Zions/First Security merger, which we refer to as "pro forma" information. The pro forma financial data gives effect to the Zions/First Security merger under the pooling-of-interests accounting method in accordance with generally accepted accounting principles. In presenting the pro forma information for certain time periods, Zions assumed that Zions and First Security had been merged throughout those periods. Net income per share amounts and weighted average shares have been adjusted to reflect the conversion of each outstanding share of First Security common stock into 0.442 of a share of the combined company common stock to take place immediately prior to the completion of the Zions/First Security merger. The pro forma combined statement of income data for the year ended December 31, 1998 includes results of operations for The Sumitomo Bank of California for the nine months ended September 30, 1998, after giving effect to certain pro forma adjustments. Zions acquired Sumitomo in a transaction accounted for as a purchase on October 1, 1998.

         Zions expects that it will incur reorganization and restructuring expenses as a result of combining Zions and First Security. The unaudited pro forma statements of income do not reflect any anticipated reorganization and restructuring expenses resulting from the Zions/First Security merger. Zions also anticipates that the Zions/First Security merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, Zions does not reflect any of these anticipated cost savings or benefits in the pro forma information. Finally, the pro forma financial information does not reflect any divestitures of branches or deposits that may be required in connection with the merger. Therefore, the pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

         Zions bases the information in the following tables on the historical financial information of Zions and First Security that Zions and First Security have presented in their prior filings with the SEC. When you read the summary financial information provided in the following tables, you should also read the historical financial information and the more detailed financial information we provide in this proxy statement/prospectus, which you can find beginning at page 47, as well as the historical financial information in the other documents to which we refer. See "Where You Can Find More Information" on page 105. The information in the following table does not give effect to the Zions/Pioneer merger, the Zions/Regency merger or merger transactions that First Security expects to complete prior to the completion of the Zions/Pioneer merger or has recently completed, none of which are material to the pro forma financial information set forth below.


                                         At or For the
                                         Three Months      For the Year Ended December 31,
                                             Ended     --------------------------------------
                                        March 31, 1999     1998          1997         1996
                                         -----------   -----------   -----------   -----------
                                            (In millions, except share and per share data)
Pro forma Combined Statements of
   Income Data:
      Interest income ................   $     670.5   $   2,652.4   $   1,992.9   $   1,634.1
      Interest expense ...............         321.1       1,273.3         954.4         742.3
                                         -----------   -----------   -----------   -----------
         Net interest income .........         349.4       1,379.1       1,038.5         891.8
      Provision for loan losses ......          21.1          90.1          71.2          47.8
                                         -----------   -----------   -----------   -----------
         Net interest income after
         provision for loan losses ...         328.3       1,289.0         967.3         844.0
      Non interest income ............         200.5         735.9         519.6         440.3
      Non interest expense ...........         354.9       1,427.9         949.6         816.2
                                         -----------   -----------   -----------   -----------
      Income before income taxes .....         173.9         597.0         537.3         468.1
      Income taxes ...................          58.7         206.4         187.7         163.2
                                         -----------   -----------   -----------   -----------
         Net income before minority
         interest ....................         115.2         390.6         349.6         304.9
      Minority interest ..............           1.4           1.1          --            --
                                         -----------   -----------   -----------   -----------
      Net income .....................   $     113.8   $     389.5   $     349.6   $     304.9
                                         ===========   ===========   ===========   ===========

      Earnings per common share:
         Basic .......................   $      0.70   $      2.42   $      2.30   $      2.03
         Diluted .....................   $      0.69   $      2.36   $      2.23   $      1.97
      Shares on which earnings per
      common share were based:
      (in thousands)
         Basic .......................       161,967       159,978       151,078       149,839
         Diluted .....................       165,487       163,868       156,229       153,921

Pro forma Combined Balance Sheet Data:
      Total assets ...................   $    39,044
      Loans ..........................        24,067
      Deposits .......................        25,779
      Long-term borrowings ...........         3,210
      Total shareholders' equity .....         2,575

                           FORWARD-LOOKING STATEMENTS

         This proxy statement/prospectus contains certain forward-looking statements with respect to the financial condition, results of operations and business of Zions, Pioneer and First Security. These statements may be made directly in this document or may be incorporated in this document by reference to other documents and may include statements regarding the projected performance of Zions and First Security for the period following the completion of the Zions/First Security merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, the following possibilities:

         o the timing of the completion of the proposed Zions/Pioneer and Zions/First Security mergers and new operations being delayed or such activities being prohibited;

         o increases in competitive pressure among financial institutions;

         o general economic conditions, either nationally or locally in areas in which Zions, First Security and Pioneer conduct their operations or conditions in securities markets may be less favorable than we currently anticipate;

         o combining the businesses of Zions and First Security and/or Zions and Pioneer may cost more than we expect or require greater than expected divestitures of branches or deposits as a result of the Zions/First Security merger;

         o expected cost savings from the Zions/First Security merger or the Zions/Pioneer merger may not be fully realized or realized within the expected time frame;

         o legislation or regulatory changes which adversely affect the ability of the combined company resulting from one or both of the mergers to conduct, or the accounting for, business combinations and new operations;

         o the transition to the year 2000 may have an adverse impact on Zions, First Security, Pioneer or the banking industry in general;

         o integrating the businesses of Zions and First Security and/or Zions and Pioneer and retaining key personnel may be more difficult than we expect;

         o our revenues after either or both of the mergers may be lower than we expect;

         o we may lose more business or customers after the merger than we expect, or our operating costs may be higher than we expect; or

         o changes in the interest rate environment may reduce interest margins.

         Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. Pioneer stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference.

         All subsequent written and oral forward-looking statements attributable to Zions or Pioneer or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Pioneer nor Zions undertakes any obligation to release publicly any revisions of such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                                SPECIAL MEETING

General

         The board of directors of Pioneer is providing this proxy statement/prospectus to the holders of Pioneer common stock for the solicitation of proxies for use at the special meeting of Pioneer stockholders and at any adjournments or postponements of that meeting. The special meeting is scheduled to be held at The Airport Plaza Hotel, Reno, Nevada at 11:00 a.m. on Wednesday, September 15, 1999. The purpose of the special meeting is to consider and vote on the approval of the merger agreement.

         As described below under "Vote Required," approval of the merger agreement requires the affirmative vote of holders of at least 80% of the outstanding shares of Pioneer common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement (notwithstanding that a quorum may be present at such meeting), the persons appointed as proxies on the form accompanying this document are authorized to vote to approve the adjournment or postponement of the special meeting in order to permit further solicitation of proxies by Pioneer, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

         Zions is also providing this proxy statement/prospectus to Pioneer stockholders as a prospectus for the offer and sale by Zions of shares of Zions common stock to Pioneer stockholders in connection with the merger of Pioneer into Zions.

Record Date

         The Pioneer board has fixed the close of business on July 26, 1999, as the record date for determining which Pioneer stockholders are entitled to receive notice of and to vote at the special meeting. As of the record date, there were issued and outstanding 9,550,029 shares of Pioneer common stock. Only holders of record of Pioneer common stock as of the record date are entitled to notice of and to vote at the special meeting.

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes (as described below) will be counted solely for the purpose of determining whether a quorum is present. Under the applicable rules of the National Association of Securities Dealers, Inc., brokers or members who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote those shares with respect to the approval of the principal terms of the Zions/Pioneer merger agreement in the absence of specific instructions from such customers. We refer to these as broker non-votes. Abstentions and broker non-votes will not be deemed to be cast either "FOR" or "AGAINST" the merger agreement. However, because the merger requires the affirmative vote of the holders of at least 80% of the outstanding shares of common stock of Pioneer, abstentions and broker non-votes have the same effect as a vote "AGAINST" the Zions/Pioneer merger.

Solicitation and Revocability of Proxies

     Proxies in the form accompanying this document are being solicited by the Pioneer board. Because the merger must be approved by the holders of 80% of the outstanding shares of Pioneer common stock, Pioneer has engaged Georgeson Shareholder Communications to assist it in soliciting proxies so that the required vote can be obtained. Neither Zions nor Pioneer will pay any fees or commissions to any broker or dealer or any person other than a fee of $7,500 to Georgeson Shareholder Communications for soliciting Pioneer stockholders pursuant to the merger. Upon request, Pioneer will reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Shares represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted in accordance with the instructions indicated on the proxies. Except for broker non-votes, if no instructions are indicated, such proxies will be voted "FOR" approval of the Zions/Pioneer merger agreement and, as determined by a majority of the Pioneer board, as to any other matter that may come before the special meeting. These other matters may include, among other things, a motion to adjourn or postpone the special meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise. No proxy with instructions to vote against the proposal to approve the Zions/Pioneer merger agreement, however, will be voted in favor of any adjournment or postponement of the special meeting.

         A stockholder who has given a proxy may revoke it at any time prior to its exercise at the special meeting by:

         o giving written notice of revocation to the Secretary of Pioneer,

         o properly submitting a duly executed proxy bearing a later date, or

         o         voting in person at the special meeting.

All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Pioneer Bancorporation, 10 State Street, Reno, Nevada 89501, Attention: Shelle Grim-Brooks, Secretary. A stockholder whose shares are held in street name should follow the instructions of his or her broker regarding revocation of proxies. A proxy appointment will not be revoked by the death or incapacity of the stockholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with the acting Secretary of Pioneer or other person responsible for tabulating votes on behalf of Pioneer.

Vote Required

         Approval of the merger agreement requires the affirmative vote at the special meeting of holders of 80% of the outstanding shares of Pioneer common stock.

         As of the record date, Zions held no shares of Pioneer common stock and none of Zions' directors or executive officers or their affiliates held any shares of Pioneer common stock. The directors and executive officers of Pioneer are entitled to vote approximately 21% of the outstanding shares of Pioneer common stock. As an inducement to Zions to enter into the Zions/Pioneer merger agreement, these directors and executive officers have already agreed to vote their shares in favor of the merger proposal.

         Pioneer stockholders will not be able to vote directly on the Zions/First Security merger if the Zions/Pioneer and Zions/First Security mergers are completed on their expected time tables. For that reason, when voting on the merger agreement and deciding whether to exercise dissenters' rights with respect to the Zions/Pioneer merger, you must consider the possibility that you may become stockholders of First Security.

Recommendation of Board of Directors

         The Pioneer board of directors has unanimously approved the Zions/Pioneer merger agreement and has determined that the Zions/Pioneer merger is in the best interests of Pioneer and its stockholders. The Pioneer board, therefore, recommends that stockholders of Pioneer vote "FOR" approval of the merger proposal. Please see "The Merger--Reasons of Pioneer for the Zions/Pioneer Merger and Recommendation of the Pioneer Board."

                                   THE MERGER

         The following information describes certain information pertaining to the Zions/Pioneer merger. This description is not complete and is qualified in its entirety by reference to the Appendices attached to this proxy statement/prospectus, which are incorporated herein by reference. We urge you to read the Appendices in their entirety.

General

         The Zions/Pioneer merger agreement provides for a transaction in which Pioneer will merge into Zions. Zions will be the surviving corporation of the Zions/Pioneer merger. Upon the effectiveness of the Zions/Pioneer merger, each share of issued and outstanding Pioneer common stock will cease to be outstanding and (excluding any shares held by Pioneer or Zions or their subsidiaries and excluding shares with respect to which dissenters' rights are asserted) will be converted into the right to receive a fraction of a share of Zions common stock. Thus, following the Zions/Pioneer merger, Pioneer stockholders will become shareholders of Zions. However, if the Zions/First Security merger is also completed, Pioneer stockholders will become stockholders of First Security, rather than shareholders of Zions, or will become First Security stockholders shortly after becoming shareholders of Zions. For an explanation of the Zions/First Security merger and the relationship between the Zions/First Security merger and the Zions/Pioneer merger, see "The Zions/First Security Merger."

         The Zions/Pioneer merger agreement provides that Zions may change the way it combines with Pioneer, provided that it cannot alter the consideration to be received by Pioneer stockholders, adversely affect the tax treatment for Pioneer stockholders or materially impede or delay the Zions/Pioneer merger.

         Zions and Pioneer expect to merge Pioneer Citizens Bank of Nevada with Nevada State Bank on or about the time they complete the Zions/Pioneer merger.

Consideration to be Received in the Zions/Pioneer Merger

         When the Zions/Pioneer merger is complete, each share of Pioneer common stock will be converted into the right to receive a portion of a share of Zions common stock. The exact ratio for the conversion of Pioneer common stock into Zions common stock will depend on the "average closing stock price," or the average of the closing price per share of Zions common stock over a 15 day averaging period shortly prior to the closing of the Zions/Pioneer merger. The differing conversion ratios are generally designed to preserve certain values to Pioneer stockholders, based on the trading price of Zions commons stock within specified ranges. These ranges are described below, and an example of how the conversion ratio would work is provided.

IF THE AVERAGE CLOSING STOCK PRICE IS:

o Greater than $77.00, each share of Pioneer common stock will be converted into the right to receive 0.4636 of a share of Zions common stock.

o Greater than or equal to $63.00 but less than or equal to $77.00, each share of Pioneer common stock will be converted into the right to receive a portion of a share of Zions common stock calculated by dividing $35.70 by the average closing stock price.

o Greater than or equal to $56.00 but less than $63.00, each share of Pioneer common stock will be converted into the right to receive 0.5667 of a share of Zions common stock.

o Less than $56.00, Pioneer will have the right to terminate the Zions/Pioneer merger agreement, subject to Zions' right (but not its obligation) to complete the Zions/Pioneer merger by converting each share of Pioneer common stock into the right to receive a portion of a share of Zions common stock calculated by dividing $31.73 by the average closing stock price.

         The adjustments to the conversion ratio described above generally protect a stockholder of Pioneer from having to shoulder the full effect of a significant decrease in the value of Zions common stock prior to the closing of the Zions/Pioneer merger, but also have the effect of partially limiting the benefits to a stockholder of Pioneer from a significant increase in the value of Zions common stock prior to the closing.

                       EXAMPLE OF MERGER CONVERSION RATIO

         Pioneer stockholder Jones owns 1,000 shares of Pioneer common stock. Assuming for purposes of illustration only that the average closing stock price is $57.7583 (which was the average closing stock price for the 15 trading days ending on August 9, 1999), then upon the closing of the merger, stockholder Jones would be entitled to receive 566.7 shares of Zions common stock (1,000 shares times a conversion ratio of 0.5667).

         As described below under "--Fractional Shares," Zions will not issue fractional shares of Zions common stock in the merger, but will instead pay cash for such fractional shares. Stockholder Jones will receive 566 shares of Zions common stock, and will receive $40.43 cash in payment for the fractional share. The amount of this cash payment also assumes, for illustration purposes only, that the average closing stock price for Zions for purposes of calculating the cash payment for fractional shares, which is calculated using a slightly different period of time, is also $57.7583. See "--Fractional Shares."

Background of the Zions/Pioneer Merger

         In 1992, the board of directors of Pioneer Citizens Bank of Nevada adopted a Merger, Acquisition and Takeover Policy, which was adopted by the holding company upon its formation in 1993. In 1999, the board of directors also adopted a Merger and Acquisition Disclosure Policy. The policies provide guidance and procedures for the board of directors when expressions of interest are received with respect to any possible acquisition of Pioneer. In addition to these policies, Pioneer's articles of incorporation set standards for the board of directors in considering tender or other acquisition offers.

         Over the years, Pioneer's management and board of directors have received informal inquiries with regard to possible business combinations. The board of directors and management considered these inquiries, consistent with the policies adopted by Pioneer, and sought the advice of legal counsel, investment bankers and accountants. As part of their annual planning sessions, Pioneer's management and board of directors have regularly invited Banc of America Securities to make presentations regarding the general outlook for the banking industry as well as merger and acquisition trends. In early 1999, Pioneer engaged Banc of America Securities to perform general investment banking services, including advising it on strategic alternatives.

         Several events have occurred that led the board of directors to more actively consider merger or acquisition opportunities, including (1) the receipt of informal inquiries from potential acquirors; (2) the high multiples being received in other comparable acquisition transactions; (3) the pending proposed change in accounting standards that would eliminate the use of pooling-of-interests accounting for business combinations and the potential downward impact on merger premiums which such change may cause; (4) the current and prospective economic and competitive environment; and (5) the increased visibility of Pioneer upon surpassing $1 billion in assets.

         At its regular monthly meeting held on March 17, 1999, the board of directors met with Banc of America Securities, legal counsel and independent accounting representatives to discuss and review its obligations and possible actions with regard to these events. After appropriate and thorough discussion, the board of directors agreed to retain an investment banker specifically to act as financial advisor to Pioneer in a possible merger combination. In early April 1999, the board of directors solicited proposals from investment bankers and selected Banc of America Securities to represent and advise the board of directors.

         At a special meeting of the board of directors on April 6, 1999, Banc of America Securities made a presentation that included, among other things, a review of the potential valuation of Pioneer and a review of potential acquirors. Banc of America Securities was authorized to contact a limited group of potential acquirors, beginning first with Zions, in order to determine their level of interest. Serious interest was expressed by two of the parties contacted. A special meeting of the board of directors was held on April 13, 1999 to update the board with respect to Banc of America Securities' discussions, and at the regularly scheduled board meeting on April 21, 1999, Banc of America Securities was in attendance to present its analysis and discuss with the board of directors the structure and value of the transactions proposed by the two potential acquirors. Based on that evaluation, Banc of America Securities was instructed to proceed with the negotiation of a definitive agreement with Zions and a due diligence review of Pioneer was conducted by representatives of Zions during the week of April 26, 1999. Another special meeting of the board of directors followed on May 4, 1999 to review key aspects of the transaction structure.

         On May 7, 1999, the board of directors carefully considered the nature, value and liquidity of the shares of Zions common stock to be received by Pioneer's stockholders in the proposed Zions/Pioneer merger. Banc of America Securities rendered its opinion regarding the fairness of the consideration to be received by Pioneer stockholders, from a financial point of view. The board of directors, along with its legal counsel, Graham & Dunn PC, reviewed the Zions/Pioneer merger agreement and considered the potential benefits of the proposed merger to Pioneer and its stockholders, taking into account the financial and valuation analyses of the Zions/Pioneer merger, and the terms of the Zions/Pioneer merger agreement. At this meeting, the board of directors unanimously determined that the proposed transaction was fair to and in the best interest of Pioneer and its stockholders, and recommended the Zions/Pioneer merger agreement be submitted to Pioneer's stockholders for approval.

Reasons of Pioneer for the Zions/Pioneer
Merger and Recommendation of the Pioneer Board

         In reaching its determination to approve and adopt the merger agreement, the board of directors of Pioneer consulted with Pioneer's management, its legal counsel and financial advisors, and considered a number of factors, including, without limitation, the following:

         o The current and prospective economic and competitive environment facing the financial services industry generally, including the continued rapid consolidation in the industry, the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and the ability to capitalize on technological developments that significantly impact industry competition.

         o The pending proposed change in accounting standards which is expected to disallow the use of pooling-of-interests accounting in business combinations in the future and the potential downward impact on merger premiums which such change may cause.

         o The fact that the Zions/Pioneer merger will reduce Pioneer's reliance on the Nevada economy and the continuation of the rapid growth of such economy, as experienced over the last several years, and allow Pioneer stockholders, as shareholders of the combined corporation, to share in the potential growth and increased diversification of an eight-state bank holding company.

         o The Pioneer board of directors' knowledge and review, based in part on presentations by its financial advisor and Pioneer's management, of (1) the business, operations, financial conditions and earnings of Zions on an historical and prospective basis and of the combined company on a pro forma basis, and (2) the historical stock price performance of Zions common stock and Zions' substantially greater market capitalization and liquidity relative to that of Pioneer.

         o The presentations of Banc of America Securities to Pioneer's board of directors on April 6, 1999, April 21, 1999 and May 7, 1999 and the opinion of Banc of America Securities dated May 7, 1999 that, as of such date, the consideration to be received pursuant to the Zions/Pioneer merger agreement was fair to Pioneer's stockholders, from a financial point of view.

         o The terms of the Zions/Pioneer merger agreement, including a provision permitting Pioneer to terminate the merger agreement if Zions' average closing stock price is less than $56.00 per share and Zions does not increase the exchange ratio to provide consideration equal to $31.73 per share of Pioneer common stock, thereby limiting the risk to Pioneer's stockholders of possible significant declines in the trading price of Zions common stock.

         o An attractive premium for the holders of Pioneer's common stock based on a price to diluted earnings per share multiple for the 12 months ended March 31, 1999 of 25x, and a price to book value multiple of 5x, which is among the highest price to book value multiples offered in a commercial bank transaction.

         o An attractive premium over the market price of Pioneer's common stock, equal to a 41.7% premium over the trading price of Pioneer's common stock based on the trading price 30 days prior to the public announcement of the Zions/Pioneer merger.

         o The probability that Pioneer's stockholders, who have not historically received cash dividends on Pioneer's common stock, will receive dividend income with respect to the shares of Zions common stock.

         o The general impact that the Zions/Pioneer merger could be expected to have on the constituencies served by Pioneer, including its customers, employees and communities. In this regard, the Pioneer board of directors noted that the combined company could be expected to offer a more extensive range of financial products and services to Pioneer's existing customers and could provide its customers with the added convenience of access to Zions' various locations.

         o The expectation that the Zions/Pioneer merger will be tax-free for federal income tax purposes to Pioneer and Pioneer's stockholders.

         o The common business philosophy and compatibility of the management and staff of Pioneer and Zions.

         The foregoing discussion of the information and factors considered by Pioneer's board of directors is not intended to be exhaustive, but is believed to include the material factors considered by the board of directors. In reaching its determination to approve and recommend the Zions/Pioneer merger agreement, Pioneer's board of directors did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors.

         For the reasons set forth above, Pioneer's board of directors has unanimously approved the Zions/Pioneer merger agreement as advisable and in the best interests of Pioneer and its stockholders and recommends that the stockholders of Pioneer vote "FOR" the approval of the Zions/Pioneer merger agreement.

Opinion of Pioneer Financial Advisor

         Pursuant to an engagement letter dated February 23, 1999, Pioneer engaged Banc of America Securities LLC, formerly known as NationsBanc Montgomery Securities LLC, to perform general investment banking services, including advising it on strategic alternatives. Subsequently, Pioneer engaged Banc of America Securities specifically to identify opportunities for maximizing stockholder value, including a potential sale of Pioneer. As part of its engagement, Banc of America Securities agreed to render to Pioneer's board of directors an opinion with respect to the fairness from a financial point of view of the consideration to be received by holders of Pioneer common stock in a potential sale of Pioneer.

         Banc of America Securities is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Pioneer selected Banc of America Securities to render the opinion on the basis of its experience and expertise and its reputation in the banking and investment communities.

         At a meeting of Pioneer's board of directors on May 7, 1999, Banc of America Securities delivered its oral opinion that the consideration to be received by the stockholders of Pioneer pursuant to the Zions/Pioneer merger was fair to such stockholders from a financial point of view, as of the date of such opinion. No limitations were imposed by the Pioneer board of directors with respect to the investigations made or procedures followed in rendering its opinion. Banc of America Securities' oral opinion was subsequently confirmed in writing as of such date.

         On August 9, 1999, Banc of America Securities delivered its written opinion that the consideration to be received by the stockholders of Pioneer pursuant to the Zions/Pioneer merger was fair to such stockholders from a financial point of view, as of the date of such opinion. No limitation was imposed by the Pioneer board of directors with respect to the investigations made or procedures followed in rendering its opinion.

         The full text of Banc of America Securities' written opinion to Pioneer's board of directors, dated August 9, 1999, which sets forth the assumptions made, matters considered and limitations of the review by Banc of America Securities, is attached hereto as Appendix D. The following summary of Banc of America Securities' opinion is qualified by reference to the full text of the opinion. Banc of America Securities' opinion is directed to the Pioneer board of directors and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Zions/Pioneer merger. Banc of America Securities' opinion addresses only the fairness from a financial point of view of the consideration to be received by holders of Pioneer's common stock and does not address the relative merits of the Zions/Pioneer merger or any alternatives to the Zions/Pioneer merger, the underlying decision of the Pioneer board of directors to proceed with or effect the Zions/Pioneer merger, or any other aspect of the Zions/Pioneer merger. The opinion was issued prior to the announcement of the Zions/First Security merger and does not address the effect of that merger. In furnishing its opinion, Banc of America Securities did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act of 1933, and statements to such effect are included in the Banc of America Securities opinion.

         In connection with its August 9, 1999 opinion, Banc of America
Securities:

         o reviewed publicly available financial and other data with respect to Pioneer and Zions, including the consolidated financial statements for the fiscal years ended December 31, 1996, 1997 and 1998, and, to the extent available, interim periods to June 30, 1999;

         o reviewed other financial and operating data relating to Pioneer and Zions made available to it from published sources and from the internal records of Pioneer and Zions;

         o reviewed the financial terms and conditions of the Zions/Pioneer merger agreement;

         o reviewed publicly available information concerning the trading of, and the trading market for, Pioneer common stock and Zions common stock;

         o compared Pioneer and Zions from a financial point of view with other companies in the banking industry which it deemed to be relevant;

         o considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which it deemed to be comparable, in whole or in part, to the Zions/Pioneer merger;

         o conducted discussions with representatives of the senior management of Pioneer and Zions concerning their respective businesses and prospects;

         o reviewed and discussed with representatives of management of Pioneer and Zions, information furnished to it by Pioneer and Zions, including, in the case of Pioneer, financial forecasts and related assumptions and, in the case of Zions, third-party research analysts' estimates regarding Zions with which Zions management indicated they did not disagree; and

         o made inquiries regarding and discussed the Zions/Pioneer merger and the Zions/Pioneer merger agreement and other matters related thereto with Pioneer's counsel.

         In connection with its review, Banc of America Securities did not assume any obligation independently to verify the information listed above and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Pioneer provided to Banc of America Securities by Pioneer's management, and with respect to the third-party analyst estimates regarding Zions, upon the advice of their respective managements and with the consent of Pioneer's management, Banc of America Securities assumed for purposes of its opinion that the forecasts and analyst estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Pioneer and Zions, and that they provided a reasonable basis upon which Banc of America Securities could form its opinion. Banc of America Securities assumed that there were no material changes in Pioneer's or Zions' assets, financial condition, results of operations, business or prospects since the respective dates of their latest financial statements made available to Banc of America Securities. On June 6, 1999, subsequent to the execution of the Zions/Pioneer merger agreement, Zions announced that it had entered into an Agreement and Plan of Merger with First Security Corporation. The Zions/First Security merger is subject to regulatory approval, shareholder approvals and other conditions and has not yet been consummated. The Zions/ Pioneer merger is expected to close prior to the proposed Zions/First Security merger and the Zions/Pioneer merger is independent of the Zions/First Security merger. Therefore, with Pioneer's consent, Banc of America Securities conducted its analyses and provided its opinion without taking into consideration or giving effect to the Zions/First Security merger. Banc of America Securities relied on advice of counsel to Pioneer as to all legal matters with respect to Pioneer, the Zions/Pioneer merger and the Zions/Pioneer merger agreement. Banc of America Securities assumed that the Zions/Pioneer merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

         In addition, Banc of America Securities did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Pioneer or Zions, nor was Banc of America Securities furnished with any such appraisals. Banc of America Securities is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with Pioneer's consent, that such allowances for each of Pioneer and Zions were in the aggregate adequate to cover potential losses. Pioneer informed Banc of America Securities, and Banc of America Securities assumed, that the Zions/Pioneer merger will be recorded as a pooling of interests under generally accepted accounting principles. Finally, Banc of America Securities' opinion was based on both information made available to Banc of America Securities and economic, monetary, market and other conditions as of the date of the opinion without giving effect to the announced but not yet consummated merger of Zions and First Security.

         Set forth below is a brief summary of the information presented by Banc of America Securities to Pioneer's board of directors on May 7, 1999 in connection with its opinion. Some of the summaries of financial analyses performed by Banc of America Securities include information presented in tabular format. In order to fully understand the financial analyses performed by Banc of America Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analysis performed by Banc of America Securities.

         Discounted Cash Flow Analysis: In performing a discounted cash flow analysis, Banc of America Securities utilized Pioneer's management estimates of future net income and assumed that in each of the years 1999-2003, any tangible equity in excess of 6.5% of tangible assets generated through earnings would be distributed as dividends to stockholders of Pioneer. The estimated net income in the year 2003 was multiplied by an earnings multiple ranging from 16.0x to 18.0x to generate a terminal value representing the potential value of Pioneer in 2003. The cash distributions and the terminal value were discounted back to the present using a 15.0% to 17.5% discount rate. This analysis indicated that the present value of Pioneer's future stock price plus cash distributions ranged from $28.54 to $35.00 per share. The $35.42 offer (based on Zions' closing price on May 6, 1999) from Zions exceeded the range of values implied by this analysis. Discounted cash flow analysis is a widely-used valuation methodology but it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis is not necessarily reflective of the actual values of Pioneer common stock.

         Comparable Public Company Analysis: Banc of America Securities compared selected balance sheet data, profitability measures and market statistics for Pioneer to:

         (1) a comparison group of 12 publicly traded banks in the western United States with assets between $500 million and $2.7 billion: Central Coast Bancorp, Centennial Bancorp, Columbia Banking System, CVB Financial, Frontier Financial, Greater Bay Bancorp, Glacier Bancorp, Mid-State Bancshares, Pacific Capital Bancorp, TriCo Bancshares, VIB Corp, and West Coast Bancorp, and

         (2) a comparison group consisting of six publicly traded banks in the western United States with assets between $500 million and $2.7 billion that recorded a return on average assets in excess of 1.3% in 1996, 1997 and 1998: Central Coast Bancorp, Centennial

                  Bancorp, CVB Financial, Frontier Financial, Glacier Bancorp, and Mid-State Bancshares.

The multiples that were analyzed were price to book value, price to tangible book value, price to latest 12 months earnings per share, price to 1999 estimated earnings per share, price to deposits and the ratio of the premium (i.e., stock price in excess of tangible book value) to core deposits. A summary of the median multiples in the analysis is as follows:

                                                                 Price to Latest       Price to
                                  Price to        Price to        Twelve Months     1999 Estimated
                                    Book          Tangible        Earnings Per       Earnings Per      Price to      Premium to
Company Categories                  Value        Book Value           Share              Share         Deposits     Core Deposits
------------------------------    --------       ----------      ---------------    --------------     --------     -------------
Western Banks with Asset            2.3x            2.1x              17.8x              15.2x          23.6%           15.1%
Size Greater than
$500 Million and Less than
$2.7 Billion

Western Banks with Asset            2.5x            2.6x              17.3x              16.1x          31.5%           26.7%
Size Greater than
$500 Million and Less than
$2.7 Billion and that
Recorded a Return on
Average Assets in Excess of
1.3% in Calendar Years
1996, 1997 and 1998
------------------------------------------------------------------------------------------------------------------------------------

The medians of these multiples were then multiplied by Pioneer's current values. This analysis indicated a reference range for Pioneer's current common stock price from $15.33 to $31.04 per share. The $35.42 offer from Zions exceeded the range of values implied by this analysis.

         Analysis of Selected Merger Transactions: Banc of America Securities reviewed the consideration paid in selected categories of recent bank transactions. Specifically, Banc of America Securities reviewed selected bank transactions from January 1, 1998 to May 6, 1999 consisting of:

         (1) national mergers involving sellers with assets greater than $500 million and less than $1.5 billion,

         (2) national mergers involving sellers with assets greater than $500 million and less than $1.5 billion that recorded a return on average assets greater than 1.3%, and

         (3) mergers involving sellers with assets greater than $500 million and less than $1.5 billion in the west and southwest United States.

The multiples paid to Pioneer in this transaction are equal to or higher than multiples paid in these transactions. For each transaction, Banc of America Securities analyzed data illustrating purchase price to book value, purchase price to tangible book value, purchase price to latest twelve months earnings per share, purchase price to deposits, the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits and the premium paid relative to the seller's stock price 30 days prior to announcement.

A summary of the median multiples in the analysis is as follows:


                                                                      Price to Latest                               Premium
                                           Price to      Price to      Twelve Months                  Premium       to Price
                                             Book        Tangible      Earnings Per     Price to      to Core       30 Days
Transaction Categories                      Value       Book Value         Share        Deposits     Deposits        Prior
-----------------------------------        --------     ----------    ---------------   --------     --------       --------
From January 1, 1998 to May 6, 1999          2.9x          3.1x            25.2           34.9%        25.0%         26.8%
National Mergers with Seller Asset
Size Greater than $500 Million and
Less than $1.5 Billion

From January 1, 1998 to May 6, 1999          3.3x          3.3x            21.3x          37.2%        29.6%         22.0%
National Mergers with Seller Asset
Size Greater than $500 Million and
Less than $1.5 Billion and Seller
Return on Average Assets > 1.3%

From January 1, 1998 to May 6, 1999          3.0x          3.3x            25.4x          34.7%        27.3%         32.0%
National Mergers with Seller Asset
Size Greater than $500 Million in the
West and Southwest United States

In comparison, multiples paid to Pioneer in the Zions/Pioneer merger are as follows:
                        Price to Latest                           Premium
 Price to   Price to     Twelve Months                Premium     to Price
   Book     Tangible        Earnings     Price to     to Core     30 Days
  Value    Book Value      Per Share     Deposits    Deposits      Prior
 --------  ----------   ---------------  --------    --------    ---------
   5.0x       5.0x           25.1x         36.5%       33.3%       41.7%


         Contribution Analysis: Banc of America Securities analyzed the contribution of each of Pioneer and Zions to assets, loans, deposits, tangible equity, latest 12 months net interest income and latest 12 months net income of the pro forma combined companies for the period ending March 31, 1999 and to projected net income and cash net income of the pro forma combined companies for the calendar year ending December 31, 1999. This analysis indicated that based on pro forma combined balance sheets for Pioneer and Zions at March 31, 1999, Pioneer would have contributed approximately 5.9% of the assets, 5.4% of the loans, 6.7% of the deposits, 7.9% of the tangible equity, 6.5% of the latest 12 months net interest income and 6.8% of the latest 12 months net income. The pro forma projected income statement for the period ending December 31, 1999 showed that Pioneer would contribute approximately 6.6% and 6.3% of the estimated calendar year 1999 net income and cash net income, respectively. The median of these measures of Pioneer's contribution was 6.6%. On a pro forma basis, Pioneer stockholders would own approximately 6.4% of the combined company.

         Pro Forma Projected Earnings Dilution Analysis: Using earnings estimates and projected growth rates for Pioneer provided by its management and, in the case of Zions, by third-party research analysts, Banc of America Securities compared projected reported earnings per share and estimated cash earnings per share of Zions' common stock on a stand-alone basis to the projected reported earnings per share and cash earnings per share of the common stock for the pro forma combined company for the calendar years ending December 31, 1999 and 2000. Banc of America Securities noted that the Zions/Pioneer merger would result in projected accretion of 0.2% to Zions' reported earnings per share in each of calendar years 1999 and 2000, and dilution of (0.2%) and (0.1%) to Zions' estimated cash earnings per share in calendar years 1999 and 2000, respectively.

         These estimates were used for purposes of this analysis only and are not necessarily indicative of expected results or plans of Zions, Pioneer or the combined company. Additionally, this analysis did not incorporate any anticipated cost savings or revenue enhancements that could result from the Zions/Pioneer merger.

         Pro Forma Book Value/Tangible Book Value Dilution Analysis: Using data for the period ending March 31, 1999 and an assumed exchange ratio of 0.5667 of a share of Zions common stock for each share of Pioneer common stock, Banc of America Securities compared the book value and the tangible book value of Zions on a stand-alone basis to the pro forma book value and tangible book value for the combined company. This analysis showed that the Zions/Pioneer merger would be dilutive to Zions' book value by (0.4%) and accretive to Zions' tangible book value by 1.6%.

         Pickup Analysis: Banc of America Securities applied an assumed exchange ratio of 0.5667 of a share of Zions common stock for each share of Pioneer common stock to the combined company's pro forma annualized cash dividend per share, projected reported earnings per share and projected cash earnings per share in calendar years 1999 and 2000, book value per share and tangible book value per share. The resulting values were then compared to Pioneer's figures on a stand-alone basis. The pickup analysis indicated the following:

                                                             Pioneer       Zions Pro
                                                           Stand-Alone      Forma
                                                              Value        Value(1)     Pickup
                                                           -----------   ------------   ------
Annualized Cash Dividend Per Share .....................   $      0.00   $       0.31     NM
Estimated Calendar Year 1999 Reported Earnings Per Share   $      1.59   $       1.54   (3.1%)
Estimated Calendar Year 1999 Cash Earnings Per Share ...   $      1.59   $       1.62    2.3%
Estimated Calendar Year 2000 Reported Earnings Per Share   $      1.85   $       1.79   (3.2%)
Estimated Calendar Year 2000 Cash Earnings Per Share ...   $      1.85   $       1.87    1.4%
Book Value Per Share ...................................   $      7.15   $       7.58    6.1%
Tangible Book Value Per Share ..........................   $      7.15   $       5.80  (18.8%)

(1) Adjusted to reflect an exchange ratio of 0.5667.

         Earnings Growth Analysis: Using a range of terminal multiples of 15.0x to 19.0x earnings and a 15% discount rate, Banc of America Securities determined that Pioneer would have to achieve average annual earnings growth rates of approximately 24% to 31% through the year 2003 in order to obtain a present value stock price equivalent to the offer. Pioneer's estimated average annual earnings growth rate, as projected by management, is less than 24%.

         While the foregoing summary describes all analyses and examinations that Banc of America Securities considered to be material to its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Banc of America Securities believes that its analyses and the above summary must be considered as a whole and that selecting a portion of its analyses or factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses in its presentation to Pioneer's board of directors. Banc of America Securities did not assign any specific weight to any of the analyses described above. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Banc of America Securities' view of the actual value of Pioneer.

         In performing its analyses, Banc of America Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pioneer or Zions. The analyses performed by Banc of America Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Banc of America Securities' analysis of the fairness of the consideration to be received by the holders of Pioneer's common stock in the Zions/Pioneer merger and were provided to Pioneer's board in connection with the delivery of Banc of America Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which Pioneer might actually be sold or the prices at which Pioneer's or Zions' securities may trade at the present time or any time in the future. The forecasts used by Banc of America Securities in certain of its analyses are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

         As described above under "The Merger--Reasons of Pioneer for the Zions/Pioneer Merger and Recommendation of the Pioneer Board," Banc of America Securities' opinion and presentation to Pioneer's board of directors were among the many factors taken into consideration by Pioneer's board of directors in making its determination to approve the Zions/Pioneer merger agreement, but should not be viewed as determinative of Pioneer's board of directors' or Pioneer's management's opinion with respect to the value of Pioneer.

         Pursuant to the engagement letter, Pioneer paid Banc of America Securities a fee of $350,000 upon the delivery of its written fairness opinion. Based on the value of the transaction at the time of its announcement, Banc of America Securities would receive an additional fee of approximately $3,000,000 upon the closing of the Zions/Pioneer merger. Accordingly, a significant portion of Banc of America Securities' fee is contingent upon the closing of the Zions/Pioneer merger. Pioneer has also agreed to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, including reasonable fees and disbursements for Banc of America Securities' legal counsel and other experts retained by Banc of America Securities. Pioneer has agreed to indemnify Banc of America Securities, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

Effective Time

         The Zions/Pioneer merger will be consummated if the Zions/Pioneer merger agreement is approved by the Pioneer stockholders, Zions and Pioneer obtain all required consents and approvals and all other conditions to the Zions/Pioneer merger are either satisfied or waived. The Zions/Pioneer merger will become effective on the date and at the time that articles of merger are filed with the Utah Division of Corporations and Commercial Code and the Nevada Secretary of State, or such later date or time as may be indicated in such documents. Zions and Pioneer have generally agreed to cause the Zions/Pioneer merger to occur within 10 days after the last of the conditions to the consummation of the merger have been satisfied or waived (or, at Zions' election, on the last business day of the month in which such tenth day occurs, or on any other date as Zions and Pioneer agree in writing). Zions and Pioneer each has the right to terminate the Zions/Pioneer merger agreement if the Zions/Pioneer merger is not completed by December 31, 1999. See "The Merger--Amendment, Waiver and Termination."

Distribution of Zions Certificates

         After the completion of the Zions/Pioneer merger, Zions will send transmittal materials to each Pioneer stockholder for use in exchanging his or her certificates representing shares of Pioneer common stock for shares of Zions common stock and cash in lieu of fractional shares. The exchange agent will deliver certificates for Zions common stock and/or a check for any fractional share interests or dividends or distributions once it receives the certificates representing a holder's shares of Pioneer common stock. No party will be liable to any stockholder for any property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

         Zions will not pay any dividends or other distributions with respect to Zions common stock with a record date occurring after the completion of the Zions/Pioneer merger to any former Pioneer stockholder who has not exchanged his or her certificates representing Pioneer common stock. After exchanging his or her certificates for Zions stock certificates, all paid dividends and other distributions and, if applicable, a check for the amount to be paid for any fractional shares will be delivered to such stockholder, in each case without interest. In addition, no former Pioneer stockholder will be eligible to vote the shares of Zions common stock he or she is entitled to receive, if any, until he or she has exchanged his or her certificates representing Pioneer common stock for Zions common stock.

         After the completion of the Zions/Pioneer merger, there will be no transfers of shares of Pioneer common stock on Pioneer's stock transfer books. If certificates representing shares of Pioneer common stock are presented for transfer after the completion of the Zions/Pioneer merger, the exchange agent or Zions will cancel and exchange them for certificates representing shares of Zions common stock and a check for the amount to be paid for fractional shares of Zions common stock, if any.

Fractional Shares

         Zions will not issue any fractional shares of Zions common stock. Instead, a Pioneer stockholder who would otherwise have received a fraction of a share of Zions common stock will receive cash (without interest). The amount of cash received will be determined by multiplying the fraction of Zions common stock the stockholder would have been entitled to receive by the average of the closing prices of Zions common stock, as reported on the Nasdaq National Market, for the 15 Nasdaq trading days immediately preceding the completion of the Zions/Pioneer merger. Holders will not be entitled to dividends, voting rights or any other rights as a shareholder with respect to any fractional shares.

Federal Income Tax Considerations of the Zions/Pioneer Merger

         The following section describes the material U.S. federal income tax consequences to holders of Pioneer common stock who hold Pioneer common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and is the opinion of Sullivan & Cromwell, counsel to Zions, and is based on the opinion of Graham & Dunn PC, counsel to Pioneer. This section does not apply to particular classes of taxpayers, such as:

         o         financial institutions,

         o         insurance companies,

         o         tax-exempt organizations,

         o         dealers in securities or currencies,

         o traders in securities that elect to use a mark to market method of accounting,

         o persons that hold Pioneer common stock as part of a straddle, hedge or conversion transaction,

         o         persons who are not citizens or residents of the United
                   States, and

         o stockholders who acquired their shares of Pioneer common stock through the exercise of an employee stock option or otherwise as compensation.

         The following represents general information only and is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this proxy statement/prospectus. All stockholders should consult with their own tax advisors as to the tax consequences of the Zions/Pioneer merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in those tax laws.

         Tax Consequences of the Zions/Pioneer Merger Generally. It is a condition to the Zions/Pioneer merger that Zions receive an opinion of its counsel, Sullivan & Cromwell, that:

         o the Zions/Pioneer merger will be treated for federal income tax purposes as a reorganization within the meaning of
                   Section 368(a) of the Code, and

         o each of Zions and Pioneer will be a party to that reorganization within the meaning of Section 368(b) of the Code.

It is also a condition to the Zions/Pioneer merger that Pioneer receive an opinion of Graham & Dunn PC that:

         o the Zions/Pioneer merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

         o each of Zions and Pioneer will be a party to that reorganization within the meaning of Section 368(b) of the Code, and

         o no gain or loss will be recognized by stockholders of Pioneer who receive shares of Zions common stock in exchange for shares of Pioneer common stock, except with respect to cash received in lieu of fractional share interests.

In rendering these opinions, counsel may require and rely upon representations contained in letters to be received from Pioneer and Zions. Neither of these tax opinions will be binding on the Internal Revenue Service, but neither Zions nor Pioneer intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Zions/Pioneer merger.

     Based on the above assumptions and qualifications and certain representations of Zions and Pioneer, for U.S. federal income tax purposes:

         o the Zions/Pioneer merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

         o each of Zions and Pioneer will be a party to that reorganization within the meaning of Section 368(b) of the Code,

         o no gain or loss will be recognized by stockholders of Pioneer who receive shares of Zions common stock in exchange for shares of Pioneer common stock, except with respect to cash received in lieu of fractional share interests,

         o the holding period of Zions common stock exchanged for shares of Pioneer common stock will include the holding period of the Pioneer common stock for which it is exchanged, assuming the shares of Pioneer common stock are capital assets in the hands of the holder thereof at the closing of the merger, and

         o the basis of the Zions common stock received in the Zions/Pioneer merger will be the same as the basis of the Pioneer common stock for which it is exchanged, less any basis attributable to fractional shares for which cash is received.

         Cash Received in Lieu of a Fractional Share of Zions Common Stock. A stockholder of Pioneer who receives cash in lieu of a fractional share of Zions common stock will be treated as having received the fractional share pursuant to the Zions/Pioneer merger and then as having exchanged the fractional share for cash in a redemption by Zions subject to Section 302 of the Code. As a result, a Pioneer stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Zions common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

         Dissenters' Rights. Pioneer stockholders who exercise their dissenters' rights and who receive cash in exchange for their shares of Pioneer common stock will be treated as having received that payment in redemption of their shares. In general, the holder will recognize capital gain or loss measured by the difference between the amount of cash received and the holder's adjusted tax basis for the shares. If, however, the holder owns, either actually or constructively, any Pioneer common stock that is exchanged in the Zions/Pioneer merger for Zions common stock, the payment for dissenting shares to the holder could, in certain circumstances, be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that the holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that any payment to such holder will be treated as dividend income.

         Backup Withholding and Information Reporting. Payments of cash to a holder surrendering shares of Pioneer common stock will be subject to information reporting and backup withholding (whether or not the holder also receives Zions common stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Management and Operations After the Zions/Pioneer Merger

         Zions will be the surviving corporation resulting from the Zions/Pioneer merger. Except as contemplated by the pending Zions/First Security merger, it will continue to be governed by the laws of the State of Utah and will operate in accordance with its articles of incorporation and by-laws as in effect immediately prior to the completion of the Zions/Pioneer merger.

         Except as contemplated by the pending Zions/First Security merger, the directors and officers of Zions before the Zions/Pioneer merger will continue to be the directors and officers of Zions after the Zions/Pioneer merger.

         See "The Zions/First Security Merger" for a discussion of the contemplated management and operations of the combined company following the Zions/First Security merger.

Post-Merger Compensation and Benefits

         The merger agreement provides that after the completion of the Zions/Pioneer merger, Zions will provide employees of Pioneer and its subsidiaries who become employees of Zions and any of its subsidiaries with employee benefit plans which are no less favorable in the aggregate than those provided to similarly situated employees of Zions. To the extent Pioneer credited an employee with service under a comparable plan, the merger agreement provides that those retained employees will receive credit for their service with Pioneer or any of its subsidiaries prior to the completion of the Zions/Pioneer merger for the purpose of determining eligibility to participate and vesting, but not for the purpose of benefit accrual, under Zions' employee benefit plans.

Treatment of Outstanding Options

         At the completion of the Zions/Pioneer merger, each outstanding option to acquire shares of Pioneer common stock, whether vested or unvested, will be converted into an option to acquire shares of Zions common stock on the same terms and conditions as were applicable under Pioneer's stock plan. Each previously outstanding option to acquire shares of Pioneer common stock will be converted into an option to acquire the number of shares of Zions common stock equal to the number of shares of Pioneer common stock subject to the option multiplied by the applicable exchange ratio. The exercise price applicable to the options to acquire Zions common stock will be set by dividing a holder's aggregate exercise price for the shares of Pioneer common stock which were purchasable pursuant to the previously outstanding Pioneer options by the number of full shares of Zions common stock subject to the holder's new option to purchase Zions common stock.

Interests of Certain Persons in the Zions/Pioneer Merger

         Some members of both Pioneer's management and the Pioneer board have interests in the Zions/Pioneer merger in addition to their interests as Pioneer stockholders. The Pioneer board was aware of these interests and considered them, among other matters, in approving the Zions/Pioneer merger agreement.

         William E. Martin, A.G. Henry, Jerry R. Martin and Edward T. Plunkett have executive severance agreements with Pioneer that provide for payments by Pioneer in the event of a change in control. Generally, a change of control refers to either any merger or consolidation involving Pioneer in which Pioneer is not the surviving entity or a sale of all or substantially all of the assets of Pioneer. The merger with Zions referred to herein will constitute a change of control.

         Under Mr. William E. Martin's agreement, in the event of a change of control of Pioneer, Mr. William E. Martin is entitled to a payment equal to 36 times the sum of his regular monthly salary and one twelfth of his most recently paid bonus. The payment to Mr. William E. Martin is to be made upon the completion of the Zions/Pioneer merger.

         Under Mr. Henry's, Mr. Plunkett's and Mr. Jerry R. Martin's agreements, each is entitled to payments equal to between 24 and 30 times the sum of their regularly monthly salaries and one twelfth of their most recent paid bonus. The payments to Messrs. Henry and Plunkett and Mr. Jerry R. Martin are to be made upon the completion of the Zions/Pioneer merger.

         The maximum amount payable to Messrs. William Martin, Jerry R. Martin, Henry and Plunkett under these agreements is $1,800,000, $445,100, $645,200 and $445,100, respectively. Payments to Messrs. William E. Martin, Jerry R. Martin, Henry and Plunkett will be reduced to the extent that such payments considered alone or with other payments they may receive from Pioneer would constitute "parachute payments" under the Internal Revenue Code.

         In addition, Mr. William E. Martin, Zions and Nevada State Bank have entered into an employment agreement, pursuant to which Mr. Martin will serve as President and Chief Executive Officer of Nevada State Bank following the completion of the Zions/Pioneer merger. Mr. Martin will serve in such roles for one year or until such time as Nevada State Bank is merged with First Security Bank of Nevada, the Nevada subsidiary of First Security, at which time Mr. Martin will be entitled to receive severance compensation in an amount equal to $275,000 prorated over the remaining term of his agreement plus an amount equal to the average of the bonuses paid to him in the past two fiscal years. Following completion of the merger of Nevada State Bank with First
Security Bank of Nevada, Mr. Martin will serve as a director and Chairman of the Board of the resulting bank and will receive $20,000 per month in connection with those responsibilities for the first year following completion of the Zions/First Security merger. Under the employment agreement, Mr. William E. Martin is also subject to certain non-competition requirements.

         Certain officers of Pioneer Citizens Bank of Nevada each have salary continuation agreements with Pioneer Citizens Bank of Nevada that provide for payments by Pioneer in the event of a change in control of Pioneer. Each agreement varies in its terms based on the position held by such officer and how long after the change in control such officer leaves Pioneer Citizens Bank of Nevada. Each officer subject to such agreement will receive between 6 and 24 times their monthly salary. The maximum amount payable to any officer subject to such agreement is $233,280. The aggregate payment due to such officers if each officer received the maximum possible payment would be $5,226,832.

         Leo V. Seevers has a consulting agreement with Pioneer Citizens Bank of Nevada which provides that Mr. Seevers will receive $360,000 payable in 36 monthly installments. The consulting agreement accelerates the payments due to Mr. Seevers on a change of control and provides that Mr. Seevers will receive the unpaid balance upon the completion of the Zions/Pioneer merger.

         The Zions/Pioneer merger agreement provides that, for a period of four years after the date that the Zions/Pioneer merger is completed, Zions will indemnify the directors and officers of Pioneer and its subsidiaries against certain liabilities to the fullest extent permitted under Nevada law, Pioneer's articles of incorporation and Pioneer's by-laws as of the date of the merger agreement. Furthermore, Zions agreed in the Zions/Pioneer merger agreement to use its reasonable best efforts to provide, for a period of four years, subject to certain limitations, directors' and officers' liability insurance coverage for persons who were covered by such insurance maintained by Pioneer on the date of the Zions/Pioneer merger agreement.

Conditions to Completion

         The obligations of Pioneer and Zions to consummate the Zions/Pioneer merger are subject to the satisfaction or written waiver prior to the completion of the Zions/Pioneer merger of the following conditions:

         o the Zions/Pioneer merger agreement and the Zions/Pioneer merger are approved by the stockholders of Pioneer;

         o the required regulatory approvals described below under "--Regulatory Approvals" are received, without any conditions, restrictions or requirements that the Zions Board reasonably determines would (1) following the completion of the Zions/Pioneer merger, have a material adverse effect on Zions or (2) impose upon Zions any materially burdensome terms or conditions;

         o no court or regulatory authority has taken any action prohibiting the consummation of the Zions/Pioneer merger; and

         o the Registration Statement of which this proxy statement/prospectus constitutes a part is declared effective by the SEC and is not subject to a stop order or any threatened stop order.

         The obligations of Pioneer to consummate the Zions/Pioneer merger are also subject to the satisfaction or waiver prior to the completion of the Zions/Pioneer merger of the following conditions:

         o the representations and warranties of Zions are true and correct upon the completion of the Zions/Pioneer merger other than any inaccuracies that would not be reasonably likely, individually or in the aggregate, to have a material adverse effect on the financial position, results of operations or business of Zions, Zions has performed in all material respects all of the obligations required to be performed by it pursuant to the Zions/Pioneer merger agreement and Zions shall have delivered certificates confirming satisfaction of the foregoing requirements;

         o Pioneer receives an opinion of Graham & Dunn PC as to the tax matters described above under "--Federal Income Tax Considerations of the Zions/Pioneer Merger";

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

         o Pioneer receives a "comfort" letter from Zions' independent public accountants, in accordance with the Financial Accounting Standards Board's Statement of Accounting Standards No. 72;

         o the shares of Zions common stock issuable in the merger are approved for quotation on the Nasdaq National Market; and

         o Banc of America Securities delivers to Pioneer an opinion dated as of a date within 5 days of the date of the mailing of this proxy statement/prospectus to the effect that as of the date of the opinion the consideration to be received by the Pioneer stockholders in the merger is fair to the Pioneer stockholders from a financial point of view.

         The obligations of Zions to consummate the Zions/Pioneer merger are also subject to the satisfaction or waiver prior to the completion of the Zions/Pioneer merger of the following conditions:

         o the representations and warranties of Pioneer and Pioneer Citizens Bank of Nevada are true and correct as of the completion of the Zions/Pioneer merger other than any inaccuracies that would not be reasonably likely, individually or in the aggregate, to have a material adverse effect on the financial position, results of operations or business of Pioneer Bancorporation, Pioneer Bancorporation and Pioneer Citizens Bank of Nevada have performed in all material respects all of the obligations required to be performed by them pursuant to the Zions/Pioneer merger agreement and Pioneer Bancorporation and Pioneer Citizens Bank of Nevada shall have delivered certificates confirming satisfaction of the foregoing requirements.

         o Zions receives an opinion of Sullivan & Cromwell as to the tax matters described above under "--Federal Income Tax Considerations of the Zions/Pioneer Merger";

         o Zions receives a "comfort" letter from Pioneer's independent public accountants, in accordance with the Financial Accounting Standards Board's Statement of Accounting Standards No. 72;

         o Zions receives a letter from KPMG LLP, Zions' independent public accountants, dated the date of or shortly prior to the mailing date of this proxy statement/prospectus and the date the Zions/Pioneer merger is completed, stating its opinion that the Zions/Pioneer merger should qualify for pooling-of-interests accounting treatment;

         o    William Martin enters into an employment agreement with Zions;

         o shares of Pioneer common stock with respect to what dissenter's rights are exercised comprise less than 10% of the outstanding capital stock of Pioneer.

         No assurances can be provided as to when or if all of the conditions to the Zions/Pioneer merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Regulatory Approvals

         Federal Authorities. The merger of Pioneer into Zions is subject to prior notice to the Board of Governors of the Federal Reserve System (the "Federal Reserve") under Section 3 of the Bank Holding Company Act of 1956 (the "BHCA"). The BHCA requires the Federal Reserve, when considering a transaction like the Zions/Pioneer merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, the Federal Reserve must take into account the record of performance of the acquiring institution in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by the institution.

         The BHCA also prohibits the Federal Reserve from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the merger in meeting the convenience and needs of the communities to be served.

         However, where, as here, the acquisition of control of a bank holding company is completed simultaneously with a merger of the bank subsidiaries of such bank holding companies, the Federal Reserve may waive the prior approval of the bank holding company acquisition. Zions submitted a request for a waiver of prior approval with the Federal Reserve Bank of San Francisco on August 9, 1999.

         The merger of Pioneer Citizens Bank of Nevada into Nevada State Bank is subject to the prior approval of the FDIC under Section 18(c) of the Bank Merger Act. The Bank Merger Act requires the FDIC to consider with respect to the bank merger substantially the same factors as the Federal Reserve considers with respect to the merger of Zions and Pioneer under the BHCA as described above. The FDIC will be prohibited from approving the bank merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or if its effect would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the FDIC finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the bank merger in meeting the convenience and needs of the communities to be served. Nevada State Bank submitted an application for prior approval of the bank merger with the FDIC on August 9, 1999.

         State Authorities. The bank merger is also subject to receipt of approval of the Nevada Department of Business and Industry, Financial Institutions Division. Nevada State Bank submitted an application for prior approval of the bank merger with the Nevada Department of Business and Industry, Financial Institutions Division on August 9, 1999.

         Status of Regulatory Approvals and Other Information. Zions and Pioneer or their subsidiaries have filed all applications and notices and taken other appropriate action with respect to any necessary approvals or other action of any governmental authority of which they have knowledge. The merger agreement provides that the obligation of each of Zions and Pioneer to consummate the Zions/Pioneer merger is conditioned upon (1) the receipt of all requisite regulatory approvals, including the approvals of the FDIC and, to the extent necessary, other authorities, (2) the termination or expiration of all statutory or regulatory waiting periods and (3) no such approvals containing conditions, restrictions or requirements that the Zions board reasonably determines would (a) after the completion of the merger, have a material adverse effect on Zions or (b) impose upon Zions any materially burdensome terms or conditions.

         The Zions/Pioneer merger cannot proceed in the absence of the necessary regulatory approvals. There can be no assurance that these regulatory approvals will be obtained or as to the dates of such approvals. There can also be no assurance that these approvals will not contain a condition, restriction or requirement that fails to satisfy the conditions set forth in the Zions/Pioneer merger agreement.

         See "--Effective Time," "--Conditions to Completion" and "--Amendment, Waiver and Termination."

Amendment, Waiver and Termination

         Prior to the completion of the merger, provisions of the Zions/Pioneer merger agreement may be waived by the party benefitted by such provision or may be amended or modified, by written agreement between Zions and Pioneer. However, after the special meeting the merger agreement may not be amended if it would violate the Nevada Revised Statutes (the "NRS").

         The Zions/Pioneer merger agreement may be terminated, and the Zions/Pioneer merger abandoned, at any time prior to the completion of the Zions/Pioneer merger by mutual consent of Pioneer and Zions. In addition, the Zions/Pioneer merger agreement may be terminated, and the Zions/Pioneer merger abandoned, prior to the completion of the Zions/Pioneer merger by either Zions or Pioneer if:

         o the other party breaches (a) a representation or warranty contained in the Zions/Pioneer merger agreement, or (b) a covenant or other agreement contained in the Zions/Pioneer merger agreement, which is reasonably likely, individually or in the aggregate, to have a material adverse effect on the breaching party, and in either case (a) or (b), which cannot be or has not been cured within 30 days after giving written notice to the breaching party;

         o    the Zions/Pioneer merger is not completed by December 31, 1999;

         o the approval of a governmental authority required for consummation of the Zions/Pioneer merger and the other transactions contemplated by the Zions/Pioneer merger agreement is denied by final, nonappealable action of such authority; or

         o the Pioneer stockholders fail to approve the Zions/Pioneer merger agreement at the special meeting.

         In addition, Zions may terminate the Zions/Pioneer merger agreement if Pioneer's board withdraws its recommendation to approve the Zions/Pioneer merger agreement or modifies in a manner adverse to Zions in any respect such recommendation. Zions may also terminate the Zions/Pioneer merger agreement if Pioneer violates provisions of the Zions/Pioneer merger agreement that, in general terms, prohibit Pioneer from soliciting, encouraging, participating in discussions or negotiations with respect to, or providing any information to any person in connection with, an alternative proposal to acquire Pioneer. Finally, Pioneer may terminate the Zions/Pioneer merger agreement if the average closing stock price is less than $56.00. In that event, Zions may prevent Pioneer from terminating the Zions/Pioneer merger agreement by increasing the exchange ratio to a fraction equal to $31.73 divided by the average closing stock price.

         As described above, if the average closing price of Zions common stock is less than $56.00, the Pioneer board of directors may elect to terminate the Zions/Pioneer merger agreement, provided that such terminate shall not become effective if Zions elects to increase the exchange ratio as described above.
In determining whether to elect to terminate the Zions/Pioneer merger agreement in these circumstances, the Pioneer board of directors will take into account, consistent with its fiduciary duties, all relevant facts and circumstances existing at the time, including, without limitation, the market for financial institution stocks in general, the relative value of Zions common stock in the market and the advice of its financial advisor and legal counsel. By approving the Zions/Pioneer merger agreement, shareholders of Pioneer would be permitting Pioneer's board of directors to determine, in the exercise of its fiduciary duties, to proceed with the merger even though the average closing price was less than $56.00.

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

         Pioneer will be required to pay to Zions a termination fee of $10 million if the Zions/Pioneer merger agreement is terminated for any of the following reasons:

         o Pioneer breaches a representation or warranty contained in the Zions/Pioneer merger agreement or a covenant or other agreement contained in the Zions/Pioneer merger agreement, which is not cured or curable as described above, or the Pioneer stockholders fail to approve the merger agreement, and prior to the event that permits Zions to terminate the agreement there is publicly announced an alternative proposal to acquire Pioneer;

         o Pioneer withdraws its recommendation to approve the Zions/Pioneer merger agreement or modifies in a manner adverse to Zions in any respect such recommendation; or

         o Pioneer violates the agreements described above not to solicit, encourage, discuss, negotiate or provide information with respect to an alternative acquisition.

Conduct of Business Pending the Zions/Pioneer Merger

         The following is a general summary of the agreements Pioneer and Zions have regarding actions prior to the Zions/Pioneer merger. We urge you to read the Zions/Pioneer merger agreement, which is attached to this proxy statement/prospectus as Appendix A, for a more complete description of these agreements.

         Pioneer. Pioneer has agreed that it will operate its business and the businesses of its subsidiaries in the ordinary course through the completion of the Zions/Pioneer merger. In addition, it has agreed not to engage in the activities listed below.

         o Issue any additional shares of Pioneer common stock or any rights to acquire Pioneer common stock except pursuant to already existing rights to acquire Pioneer common stock.

         o Make any distributions with respect to Pioneer common stock or change its capital structure.

         o Repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Pioneer common stock.

         o Enter into or amend any employment-related agreements, grant any salary or wage increase or increase any employee benefits, except in the ordinary course of business, as required by law, to satisfy contracts previously disclosed to Zions prior to the date of the Zions/Pioneer merger agreement or as awards to newly hired and/or promoted employees consistent with past practice.

         o Enter into or amend (except as may be required by law or contemplated by the Zions/Pioneer merger agreement or to satisfy obligations previously disclosed to Zions and existing on the date of the Zions/Pioneer merger agreement) any employee-related benefit plan or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other benefits payable under any employee-related benefit plans.

         o Sell, encumber or otherwise dispose of any material amount of its assets, business or properties, except in the ordinary course of business.

         o Acquire any material assets, business, deposits or properties of any other entity, except in the ordinary course of business.

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

         o Make any capital expenditures, other than those in the ordinary course of business in amounts not exceeding $100,000 individually or $300,000 in the aggregate.

         o Amend Pioneer's articles of incorporation or by-laws or the articles of incorporation or by-laws (or similar governing documents) of any of Pioneer's subsidiaries.

         o Make any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or applicable banking regulations.

         o Enter into, terminate, amend or modify any material contract, except in the ordinary course of business.

         o Settle any material claim, action or proceeding, except in the ordinary course of business.

         o Take any action which is reasonably likely to prevent or impede the Zions/Pioneer merger from qualifying for pooling-of-interests accounting treatment or as a reorganization under Section 368 of the Code or knowingly take any action that would interfere with the merger agreement.

         o Except as required by law, change or fail to follow its interest rate risk management and hedging policies, procedures or practices; or fail to use commercially reasonable means to avoid materially increasing its exposure to interest rate risk.

         o     Borrow money, other than in the ordinary course of business.

         o     Agree or commit to do any of the foregoing.

         Pioneer has also agreed that it will not (and it will not ask anyone to) initiate or solicit any inquiries or any offer relating to a merger, consolidation, sale of assets or similar transaction involving Pioneer or its subsidiaries or a tender offer or exchange offer for or offer to acquire 15% or more of the outstanding shares of Pioneer common stock. We refer to this proposal as an "acquisition proposal". In addition, Pioneer will not negotiate or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate an acquisition proposal. However, the Pioneer board may take such actions if, among other things, the Pioneer board believes in good faith based on such matters as it deems relevant, including the advice of its financial advisor, that the acquisition proposal constitutes a Superior Proposal, as described above, and receives a written opinion of counsel to the effect that taking such action is required to satisfy the fiduciary duties of the Pioneer board.

         Zions. Zions has agreed that it will not engage in any of the activities listed below:

         o take any action that would adversely affect or delay the ability of Zions or Pioneer to timely comply with their agreements in the Zions/Pioneer merger agreement;

         o take any action that is reasonably likely to have a material adverse effect on Zions; and

         o take any action which is reasonably likely to prevent or impede the Zions/Pioneer merger from qualifying for pooling of-interests accounting treatment or as a reorganization under Section 368 of the Code or knowingly take any action that would interfere with the Zions/Pioneer merger agreement.

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

Expenses and Fees

         Each party will be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the Zions/Pioneer merger agreement.

Accounting Treatment

         Zions will account for the Zions/Pioneer merger as a pooling of interests in accordance with generally accepted accounting principles. Under the pooling-of-interests accounting method, the previously recorded assets and liabilities of Zions and Pioneer would be carried forward to Zions at their recorded amounts. In addition, in Zions' financial reporting following the completion of the Zions/Pioneer merger, its income and expenses would include income and expenses of Zions and Pioneer for the entire fiscal year in which the Zions/Pioneer merger occurs and the reported results of the separate corporations for prior periods would be combined and restated as the results of Zions.

Stock Exchange Listing of Zions Common Stock

         Zions has agreed to use its reasonable best efforts to list, prior to the completion of the Zions/Pioneer merger, on the Nasdaq National Market, subject to official notice of issuance, the shares of Zions common stock to be issued to the holders of Pioneer common stock in the Zions/Pioneer merger.

Resales of Zions Common Stock

         The shares of Zions common stock to be issued in the Zions/Pioneer merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" (generally including, without limitation, directors, executive officers and beneficial owners of 10% or more of any class of capital stock) of Pioneer for purposes of Rule 145 under the Securities Act as of the date of the special meeting. Affiliates may not sell their shares of Zions common stock acquired in the Zions/Pioneer merger except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act.

         Pioneer has agreed in the Zions/Pioneer merger agreement to use its reasonable best efforts to cause each person who may be deemed to be an "affiliate" of Pioneer to execute and deliver to Zions an agreement pursuant to which such person will agree, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Zions common stock distributed to them pursuant to the Zions/Pioneer merger except in compliance with Rule 145 under the Securities Act, or in a transaction that, in the opinion of counsel reasonably satisfactory to Zions, is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Zions may place restrictive legends on certificates representing Zions common stock issued to all persons who are deemed to be "affiliates" of Pioneer under Rule 145. This proxy statement/prospectus does not cover resales of Zions common stock received by any person who may be deemed to be an affiliate of Pioneer.

Stock Option Agreement

         As an inducement to Zion's entering into the Zions/Pioneer merger agreement, Pioneer and Zions entered into a stock option agreement, dated as of May 10, 1999. The following description of the stock option agreement is qualified in its entirety by reference to the text of the stock option agreement. For a more complete description, we urge you to read the text of the stock option agreement, which is attached hereto as Appendix B, in its entirety.

         Pursuant to the stock option agreement, Pioneer granted Zions an option to purchase up to 19.9% of the outstanding shares of Pioneer common stock on May 10, 1999. Although the number of shares Zions may purchase is subject to adjustment in certain cases (described below), it will never exceed 19.9% of the number of shares of Pioneer common stock outstanding immediately before exercise of the option. The exercise price of the option is $28.50 per share, and is also subject to adjustment in certain cases. We refer to such exercise price, as adjusted, as the "Option Price".

         Zions can exercise the option if a "Purchase Event" occurs prior to the occurrence of an "Exercise Termination Event," as these terms are defined below. The purchase of any shares of Pioneer common stock pursuant to the option is subject to compliance with applicable law, including the prior approval of the Federal Reserve. The stock option agreement defines the term "Exercise Termination Event" to mean the earliest to occur of:

         o    the effective time of the Zions/Pioneer merger;

         o    12 months after the first occurrence of a Purchase Event;

         o 18 months after the termination of the Zions/Pioneer merger agreement following the occurrence of a Preliminary Purchase Event (which we define below);

         o termination of the Zions/Pioneer merger agreement in accordance with its terms, if it occurs prior to the occurrence of a Purchaser Event or a Preliminary Purchase Event; provided that this would not include a termination by Zions if Pioneer willfully breaches, and does not timely cure any breach of, a representation, warranty, covenant or other agreement contained in the Zions/Pioneer merger agreement and the breach would be reasonably likely to result in a material adverse effect (as defined in the Zions/Pioneer merger agreement), if Pioneer board fails to make its recommendation or withdraws or adversely modifies its recommendation to the Pioneer stockholders or if Pioneer violates the provisions of the Zions/Pioneer merger agreement that prohibit Pioneer, subject to certain limitations, from seeking or acting on any acquisition proposal from a third party; or

         o the passage of 18 months (subject to extension in order to obtain required regulatory approvals) after termination of the Zions/Pioneer merger agreement if the termination follows the occurrence of a Preliminary Event.

         The stock option agreement generally defines the term "Preliminary Purchase Event" to mean any of the following events or transactions:

         o Pioneer or any of its subsidiaries enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with a third party or the Pioneer board recommends that the stockholders of Pioneer approve or accept any Acquisition Transaction, other than the Zions/Pioneer merger;

         o a third party acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Pioneer common stock;

         o a third party has made a bona fide proposal to Pioneer or its stockholders to engage in an Acquisition Transaction and such proposal has been publicly announced;

         o a third party has filed with the SEC a registration statement or tender offer materials with respect to a potential exchange offer or tender offer that would constitute an Acquisition Transaction;

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

         o Pioneer breaches any covenant or obligation contained in the Zions/Pioneer merger agreement after a third party has made an Acquisition Proposal, and following such breach Zions is entitled to terminate the Zions/Pioneer merger agreement;

         o the stockholders of Pioneer voted but failed to approve the Zions/Pioneer merger agreement at the special meeting or the special meeting has been canceled or otherwise not held in violation of the Zions/Pioneer merger agreement and prior to the stockholder vote or cancellation a third party has announced an Acquisition Transaction;

         o a third party files an application with the Federal Reserve or another governmental authority for approval to engage in an Acquisition Transaction; or

         o the Pioneer board withdraws or adversely modifies its recommendation that the stockholders of Pioneer approve the merger agreement, or Pioneer and any of its subsidiaries authorizes, recommends or proposes an agreement to engage in an Acquisition Transaction with a third party.

         As used in the stock option agreement, the term "Acquisition Transaction" means:

         o a merger or consolidation or any similar transaction, involving Pioneer or any of its subsidiaries (other than certain mergers involving only Pioneer and its subsidiaries);

         o a purchase, lease or other acquisition of all or substantially all or substantially all of the assets of or an assumption of all or substantially all the deposits of Pioneer or any of its subsidiaries; or

         o a purchase or other acquisition of securities representing 10% or more of the voting power of the outstanding common stock of Pioneer or any of its subsidiaries.

         The stock option agreement generally defines the term "Purchase Event" to mean any of the following events or transactions:

         o the acquisition by a third party of beneficial ownership of 25% or more of the then outstanding Pioneer common stock; or

         o Pioneer or any of its subsidiaries enters into an agreement to engage in an Acquisition Transaction with a third party or the Pioneer board recommends that the stockholders of Pioneer approve or accept any Acquisition Transaction, other than the Zions/Pioneer merger; if, however, such Acquisition Proposal is an acquisition of securities of Pioneer, the acquisition must be of securities representing 25% (and not just 10%) of the voting power of Pioneer or any of its subsidiaries.

         Zions' right to exercise the option and certain other rights under the stock option agreement are subject to extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under Section 16(b) of the Exchange Act. The Option Price and the number of shares issuable under the option are subject to adjustment in the event of specified changes in the capital stock of Pioneer and in other events.

         Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, Zions will have certain registration rights with respect to the shares of Pioneer common stock issued or issuable pursuant to the option.

         The stock option agreement also provides that upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, upon request, Pioneer shall be obligated to repurchase the option and all or any part of the shares issuable under the option. The repurchase of the option shall be at a price per share equal to the amount by which the market/offer price (as defined in the stock option agreement) exceeds the Option Price (as adjusted). A repurchase of any shares issuable under the option shall be at a price per share equal to the market/offer price.

         If prior to an Exercise Termination Event, Pioneer enters into transactions in which it is not the surviving corporation or Pioneer sells all or substantially all of its or its subsidiaries' assets, the option will be converted into or exchangeable for an option (the "Substitute Option"), at Zions' election, of either:

         (1) (A) the continuing or surviving person of a consolidation or merger with Pioneer, (B) Pioneer in a merger in which Pioneer is the acquiring person, or (C) the transferee of all or substantially all of the assets of Pioneer or any of its subsidiaries, or

         (2) any person that controls any such entity.

The Substitute Option must have the same terms and conditions as the option. However, if the terms of the Substitute Option cannot, for legal reasons, be the same as those of the option, the terms of the Substitute Option must be as similar as possible and in no event less advantageous to Zions.

         Arrangements such as the stock option agreement are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms, and to compensate the person granted the option for the efforts undertaken and the expenses and losses incurred by it if the transaction is not completed. The stock option agreement may have the effect of discouraging offers by third parties to acquire Pioneer prior to the Zions/Pioneer merger, even if such persons were prepared to offer to pay consideration to Pioneer stockholders that has a higher current market price than the shares of Zions common stock to be received by such holders pursuant to the Zions/Pioneer merger agreement.

         To the best knowledge of each of Zions and Pioneer, no event giving rise to the right to exercise the option has occurred as of the date of this proxy statement/prospectus.

Stockholder Agreements

         As a condition and an inducement to Zions' entering into the Zions/Pioneer merger agreement, the directors and executive officers of Pioneer, who are entitled to vote approximately 21% of the outstanding shares of Pioneer common stock, have entered into stockholder agreements with Zions. Under the stockholder agreements, the directors and executive officers have agreed to vote their shares in favor of approval of the Zions/Pioneer merger agreement. These persons have also agreed not to sell or otherwise transfer any Pioneer shares owned by them.

Dissenters' Rights

         In connection with the Zions/Pioneer merger, the Pioneer stockholders may be entitled to dissenters' rights under Chapter 92A of the NRS, attached hereto as Appendix C. The description of dissenters' rights contained in this proxy statement/prospectus is qualified in its entirety by reference to Chapter 92A of the NRS. In order for a stockholder to exercise dissenters' rights, a notice of such stockholder's intention to exercise his or her dissenters' rights as provided in the NRS must be received by Pioneer on or before the date of the special meeting. In addition, such stockholder must vote against the approval of the merger agreement and comply with the other procedures required by the NRS, as more fully described below. Failure to send such notice, to vote against the Zions/Pioneer merger agreement or to follow such other procedures will result in a waiver of such stockholder's dissenters' rights.

         The consummation of the plan of merger of Pioneer into Zion's is a corporate action that requires approval by Pioneer stockholders; therefore, Pioneer stockholders are entitled to dissent from the planned Zions/Pioneer merger. Furthermore, because the Pioneer common stock is neither listed on a national securities exchange nor the Nasdaq National Market, nor held by at least 2,000 shareholders of record, the dissenters' rights are not otherwise limited.

         Pioneer stockholders wishing to exercise dissenters' rights must follow the procedure set forth in Chapter 92A of the NRS. Dissenting stockholders must deliver to Pioneer, before the vote is taken, written notice of their intent to demand payment for their shares if the proposed action is effectuated, and must not vote in favor of the proposed Zions/Pioneer merger.

         Any demands, notices, certificates or other documents delivered to Pioneer prior to the completion of the Zions/Pioneer merger may be sent to Shelle Grim-Brooks, Secretary, Pioneer Bancorporation, 10 State Street, Reno, Nevada 89501. After such time, they may be sent to Dale M. Gibbons, Secretary, Zions Bancorporation, One South Main, Suite 1380, Salt Lake City, Utah 84111.

         If no instructions are indicated on proxies received by Pioneer, such proxies will be voted for the proposal to approve the Zions/Pioneer merger agreement at the special meeting. Those Pioneer stockholders who return their proxies without instructions, resulting in a vote for the approval of the merger agreement, will not be entitled to dissenters' rights.

         If Pioneer stockholders approve the Zions/Pioneer merger, Pioneer will deliver a written dissenter's notice within 10 days after the date of such approval to all stockholders who satisfied the requirements to assert those rights. The notice must describe the procedure to be followed if the stockholders desire to exercise their dissenters' rights, accompanied by a copy of NRS 92A.300 to 92A.500, and set a date by which the demand for payment must be received. To perfect their dissenters' rights, the stockholders must demand payment and deposit the certificates in accordance with the terms in the notice.

         Upon receipt of stockholders' demands for payment, Pioneer must pay the dissenters the amount Pioneer estimates to be the fair value of the shares, plus accrued interest. The payment must be accompanied by certain financial statements of Pioneer, a statement of Pioneer's estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenters' rights to demand payment of their estimate of the fair value of the shares and a copy of NRS 92A.300 to 92A.500.

         If Pioneer and the dissenters do not agree on the fair value of the dissenting shares, Pioneer must commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest.

         Failure to take any necessary step will result in a termination or waiver of the rights of the holder under Chapter 92A of the NRS. A person having a beneficial interest in Pioneer common stock that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements of Chapter 92A of the NRS in a timely manner if such person elects to demand payment of the fair market value of such shares.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


         The following Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1999 combines the historical consolidated balance sheets of Zions and First Security as if the Zions/First Security merger had been effective on March 31, 1999, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements. The Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 present the combined results of operations of Zions and First Security as if the Zions/First Security merger had been effective at the beginning of each period presented, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements. Zions' historical financial statements are incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1998 and its Form 10-Q for the three months ended March 31, 1999. First Security's historical financial statements are incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1998 and its Form 10-Q for the three months ended March 31, 1999. The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1998 also includes historical results of operations for The Sumitomo Bank of California for the nine months ended September 30, 1998, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Combined Financial Statements. Zions acquired The Sumitomo Bank of California on October 1, 1998 in a transaction accounted for as a purchase. The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical financial statements of Zions and First Security.

         The Unaudited Pro Forma Condensed Combined Financial Statements and related notes reflect the application of the "pooling-of-interests" accounting method. Under this method of accounting, the previously recorded assets and liabilities of Zions and First Security are carried forward to the combined company at their recorded amounts. In addition, in the combined company's financial reporting following the completion of the Zions/First Security merger, its income and expenses would include income and expenses of Zions and First Security for the entire fiscal year in which the Zions/First Security merger occurs and the reported results of the separate corporations for prior periods would be combined and restated as the results of the combined company.

         The Unaudited Pro Forma Condensed Combined Financial Statements and related notes do not give effect to the Zions/Pioneer merger, the Zions/Regency merger or merger transactions that First Security expects to complete prior to the completion of the Zions/Pioneer merger or has recently completed, none of which are material to the Unaudited Pro Forma Condensed Combined Financial Statements and related notes.

         Zions expects that it will incur reorganization and restructuring expenses as a result of combining Zions and First Security. The Unaudited Pro Forma Condensed Combined Statement of Income and related notes do not reflect any anticipated reorganization and restructuring expenses resulting from the Zions/First Security merger. Zions also anticipates that the Zions/First Security merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, Zions does not reflect any of these anticipated cost savings or benefits in the Unaudited Pro Forma Condensed Combined Financial Statements and related notes. Net income per share amounts and weighted average shares have been adjusted to reflect the conversion of each outstanding share of First Security common stock into 0.442 of a share of the combined company common stock immediately prior to the completion of the Zions/First Security merger. Finally, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the expected required divestiture of branches and deposits in connection with the Zions/First Security merger. Therefore, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not attempt to predict or suggest future results. The

Unaudited Pro Forma Condensed Combined Financial Statements and related notes also do not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of the unaudited historical interim periods have been included.

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 March 31, 1999
                                   (Unaudited)



                                                                Historical                           Zions and
                                                         ------------------------                  First Security
                                                                          First       Pro Forma      Pro Forma
                                                            Zions       Security     Adjustments      Combined
                                                         ----------    ----------    ----------      ----------
ASSETS                                                                      (In millions)
Cash and due from banks ..............................   $      802    $    1,059                    $    1,861
Money market investments .............................          394            22                           416
Investment securities:
         Held to maturity, at cost ...................        3,060          --                           3,060
         Available for sale, at market ...............          444         5,825                         6,269
         Trading .....................................          221           397                           618
Loans, net of unearned income ........................       10,906        13,161                        24,067
Allowance for loans losses ...........................          199           173                           372
                                                         ----------    ----------    ----------      ----------
         Net loans ...................................       10,707        12,988          --            23,695
Intangible assets ....................................          265           472          (169)(E)         568
Other assets .........................................        1,192         1,196           169 (E)       2,557
                                                         ----------    ----------    ----------      ----------
         Total assets ................................   $   17,085    $   21,959          --        $   39,044
                                                         ==========    ==========    ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest bearing deposits .........................   $    3,071    $    2,490                    $    5,561
Interest-bearing deposits ............................       10,134        10,084                        20,218
                                                         ----------    ----------    ----------      ----------
         Total deposits ..............................       13,205        12,574          --            25,779
Federal funds purchased and securities
     sold under repurchase agreements ................        1,189         3,938                         5,127
Other short-term borrowings ..........................          646           298                           944
Long-term debt .......................................          504         2,706                         3,210
Other liabilities ....................................          443           778           150 (D)       1,371
                                                         ----------    ----------    ----------      ----------
         Total liabilities ...........................       15,987        20,294           150          36,431
                                                         ----------    ----------    ----------      ----------
Minority interest ....................................           38          --                              38
Shareholders' equity:
         Preferred stock .............................         --            --                            --
         Common stock ................................          328           239          (363)(A)         204
         Surplus .....................................         --             185           324 (B)         509
         Accumulated other comprehensive income (loss)           (1)            8                             7
         Retained earnings ...........................          733         1,272          (150)(D)       1,855
         Common treasury stock, at cost ..............         --             (39)           39 (C)        --
                                                         ----------    ----------    ----------      ----------
         Total shareholders' equity ..................        1,060         1,665          (150)          2,575
                                                         ----------    ----------    ----------      ----------
         Total liabilities and shareholders' equity ..   $   17,085    $   21,959          --        $   39,044
                                                         ==========    ==========    ==========      ==========


         See Notes to Pro Forma Condensed Combined Financial Statements

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                    For the Three Months Ended March 31, 1999
                                   (Unaudited)



                                                                                Historical                      Zions and
                                                                         ------------------------             First Security
                                                                                         First     Pro Forma    Pro Forma
                                                                           Zions       Security   Adjustments    Combined
                                                                         ----------   ----------   ----------   ----------
Interest income:                                                            (In millions, except share and per share data)
     Interest and fees on loans and leases ...........................   $    227.3   $    282.4                $    509.7
     Interest on money market investments ............................         14.1          2.2                      16.3
     Interest on securities ..........................................         59.3         85.2                     144.5
                                                                         ----------   ----------   ----------   ----------
             Total interest income ...................................        300.7        369.8         --          670.5
                                                                         ----------   ----------   ----------   ----------
Interest expense:
     Interest on deposits ............................................         95.3         98.1                     193.4
     Interest on borrowed funds ......................................         38.5         89.2                     127.7
                                                                         ----------   ----------   ----------   ----------
             Total interest expense ..................................        133.8        187.3         --          321.1
                                                                         ----------   ----------   ----------   ----------
             Net interest income .....................................        166.9        182.5         --          349.4
     Provision for loan losses .......................................          4.2         16.9                      21.1
                                                                         ----------   ----------   ----------   ----------
     Net interest income after provision for loan losses .............        162.7        165.6         --          328.3
                                                                         ----------   ----------   ----------   ----------
Noninterest income:
     Service charges on deposit accounts .............................         17.8         21.3                      39.1
     Other service charges, commissions and fees .....................         15.3         36.0                      51.3
     Trust income ....................................................          3.0          7.8                      10.8
     Loan sales and servicing income .................................         15.2         52.1         13.8(L)      81.1
     Other ...........................................................         12.0          6.2                      18.2
                                                                         ----------   ----------   ----------   ----------
             Total noninterest income ................................         63.3        123.4         13.8        200.5
                                                                         ----------   ----------   ----------   ----------
Noninterest expense:
     Salaries and employee benefits ..................................         82.3        114.6                     196.9
     Occupancy, net ..................................................         11.5         11.1                      22.6
     Furniture and equipment .........................................         10.0         17.1                      27.1
     Amortization of goodwill and core deposit
              intangibles ............................................          3.3          3.9                       7.2
     Other ...........................................................         41.6         45.7         13.8(L)     101.1
                                                                         ----------   ----------   ----------   ----------
             Total noninterest expense ...............................        148.7        192.4         13.8        354.9
                                                                         ----------   ----------   ----------   ----------
Income before income taxes and minority interest .....................         77.3         96.6         --          173.9
Income taxes .........................................................         27.0         31.7                      58.7
                                                                         ----------   ----------   ----------   ----------
Net income before minority interest ..................................         50.3         64.9         --          115.2
Minority interest ....................................................          1.4                      --            1.4
                                                                         ----------   ----------   ----------   ----------
Net income ...........................................................   $     48.9   $     64.9         --     $    113.8
                                                                         ==========   ==========   ==========   ==========

Net income per share (basic) - See Note 3 ............................   $     0.62   $     0.78                $     0.70
Net income per share (diluted) - See Note 3 ..........................   $     0.61   $     0.76                $     0.69
Weighted-average common and common-equivalent shares
outstanding during the period (in thousands) -See Note 3 .............       80,010       85,484                   165,487

         See Notes to Pro Forma Condensed Combined Financial Statements

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 1998
                                   (Unaudited)

                                                     Historical                              Historical
                                                 ------------------                           --------
                                                                                                                        Zions,
                                                          Sumitomo                  Zions and                        Sumitomo and
                                                         Nine Months                 Sumitomo                       First Security
                                                            Ended    Pro Forma      Pro Forma   First     Pro Forma   Pro Forma
                                                  Zions    9/30/98  Adjustments     Combined  Security   Adjustments  Combined
                                                 -------  ---------  ---------      --------  --------   -----------  ---------
                                                               (In millions, except share and per share data)
Interest income:
     Interest and fees on loans and leases ....  $ 681.2  $   233.6  $     0.7 (F)  $  915.5  $1,111.4                $ 2,026.9
     Interest on money market .................     88.5       18.1      (16.8)(G)      89.8       5.7                     95.5
         investments
          Interest on securities ..............    206.4       20.0                    226.4     303.6                    530.0
              Total interest income ...........    976.1      271.7      (16.1)      1,231.7   1,420.7          --      2,652.4
Interest expense:
     Interest on deposits .....................    293.7      121.3                    415.0     403.9                    818.9
     Interest on borrowed funds ...............    138.6        2.7                    141.3     313.1                    454.4
              Total interest expense ..........    432.3      124.0       --           556.3     717.0          --      1,273.3
              Net interest income .............    543.8      147.7      (16.1)        675.4     703.7          --      1,379.1
     Provision for loan losses ................     12.2        6.0                     18.2      71.9                     90.1
     Net interest income after provision
         for loan losses ......................    531.6      141.7      (16.1)        657.2     631.8          --      1,289.0
Noninterest income:
     Service charges on deposit accounts ......     58.2        3.8                     62.0      90.8                    152.8
     Other service charges, commissions
         and fees .............................     54.7        7.0                     61.7     120.0                    181.7
     Trust income .............................      9.4        2.7                     12.1      29.5                     41.6
     Loan sales and servicing income ..........     50.4        1.9                     52.3     221.7          41.5(L)   315.5
     Other ....................................     28.0        3.9                     31.9      12.4                     44.3
         Total noninterest income .............    200.7       19.3       --           220.0     474.4          41.5      735.9
Noninterest expense:
     Salaries and employees benefits ..........    249.6       66.6                    316.2     386.7                    702.9
     Occupancy, net ...........................     30.1       12.5        0.1 (H)      42.7      39.1                     81.8
     Furniture and equipment ..................     36.2        5.7                     41.9      48.2                    100.1
     Amortization of goodwill and core
        deposit intangibles ...................     10.7       --          3.2 (I)      13.9      11.7                     25.6
     Other ....................................    187.5       61.1                    248.6     227.4          41.5(L)   517.5
         Total noninterest expense ............    514.1      145.9        3.3         663.3     723.1          41.4    1,427.9
Income before income taxes and minority
        interest ..............................    218.2       15.1      (19.4)        213.9     383.1                    597.0
Income taxes ..................................     70.9        5.4       (5.3)(J)      71.0     135.4                    206.4
Net income before minority interest ...........    147.3        9.7      (14.1)        142.9     247.7                    390.6
Minority interest .............................      0.5       --          0.6 (K)       1.1      --                        1.1
Net income ....................................  $ 146.8  $     9.7  $   (14.7)     $  141.8  $  247.7          --    $   389.5

Net income per share (basic) - See Note 3 .....  $  1.93                            $   1.81  $   2.99                $    2.42
Net income per share (diluted) - See Note 3 ...  $  1.91                            $   1.79  $   2.89                $    2.36
Weighted-average common and common-
equivalent shares outstanding during the year
(in thousands) - See Note 3 ...................   76,988                              78,198    85,677                  163,868

         See Notes to Pro Forma Condensed Combined Financial Statements

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 1997
                                   (Unaudited)

                                                                          Historical
                                                                   ------------------------
                                                                                                            Zions
                                                                                                           and First
                                                                                                           Security
                                                                                               Pro Forma   Pro Forma
                                                                      Zions   First Security  Adjustments  Combined
                                                                   -----------  -----------   ----------  -----------
                                                                     (In millions, except share and per share data)
Interest income:
         Interest and fees on loans and leases ..................  $     500.5  $     955.0               $   1,455.5
         Interest on money market investments ...................         85.5          4.3                      89.8
         Interest on securities .................................        193.5        254.1                     447.6
                                                                   -----------  -----------   ----------  -----------
                  Total interest income .........................        779.5      1,213.4         --        1,992.9
                                                                   -----------  -----------   ----------  -----------
Interest expense:
         Interest on deposits ...................................        208.0        352.6                     560.6
         Interest on borrowed funds .............................        159.0        234.8                     393.8
                                                                   -----------  -----------   ----------  -----------
                  Total interest expense ........................        367.0        587.4         --          954.4
                                                                   -----------  -----------   ----------  -----------
                  Net interest income ...........................        412.5        626.0                   1,038.5
         Provision for loan losses ..............................          7.8         63.4                      71.2
                                                                   -----------  -----------   ----------  -----------
         Net interest income after provision for loan losses ....        404.7        562.6         --          967.3
                                                                   -----------  -----------   ----------  -----------
Noninterest income:
         Service charges on deposit accounts ....................         48.5         90.8                     139.3
         Other service charges, commissions and fees ............         40.5        106.7                     147.2
         Trust income ...........................................          6.8         26.2                      33.0
         Loan sales and servicing income ........................         40.4        119.3         16.1(L)     175.8
         Other ..................................................         10.2         14.1                      24.3
                                                                   -----------  -----------   ----------  -----------
                  Total noninterest income ......................        146.4        357.1         16.1        519.6
                                                                   -----------  -----------   ----------  -----------
Noninterest expense:
         Salaries and employee benefits .........................        184.7        304.9                     489.6
         Occupancy, net .........................................         18.9         36.7                      55.6
         Furniture and equipment ................................         28.1         46.3                      74.4
         Amortization of goodwill and core deposit intangibles ..          6.7          7.5                      14.2
         Other ..................................................        106.2        193.5         16.1(L)     315.8
                                                                   -----------  -----------   ----------  -----------
                  Total noninterest expense .....................        344.6        588.9         16.1        949.6
                                                                   -----------  -----------   ----------  -----------
Income before income taxes and minority interest ................        206.5        330.8                     537.3
Income taxes ....................................................         72.2        115.5                     187.7
                                                                   -----------  -----------   ----------  -----------
Net income before minority interest .............................        134.3        215.3                     349.6
Minority interest ...............................................         --           --                        --
                                                                   -----------  -----------   ----------  -----------
Net income ......................................................  $     134.3  $     215.3         --          349.6
                                                                   ===========  ===========   ==========  ===========

Net income per share (basic) - See Note 3 .......................  $      1.88  $      2.67               $      2.30
Net income per share (diluted) - See Note 3 .....................  $      1.84  $      2.58               $      2.23
Weighted-average common and common-equivalent shares
outstanding during the year (in thousands) - See Note 3 .........       72,813       83,423                   156,229

         See Notes to Pro Forma Condensed Combined Financial Statements

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 1996
                                   (Unaudited)


                                                                           Historical
                                                                    ------------------------
                                                                                                             Zions
                                                                                                            and First
                                                                                                            Security
                                                                                   First      Pro Forma     Pro Forma
                                                                       Zions      Security   Adjustments    Combined
                                                                    -----------  -----------  ----------   -----------
                                                                      (In millions, except shares and per share data)
Interest income:
         Interest and fees on loans and leases ...................  $     395.3  $     830.6          ss.  $   1,225.9
         Interest on money market investments ....................         52.7          6.8          ss.         59.5
         Interest on securities ..................................        146.7        202.0          ss.        348.7
                  Total interest income ..........................        594.7      1,039.4         --        1,634.1

                  Interest expense:
         Interest on deposits ....................................        168.9        326.8          ss.        495.7
         Interest on borrowed funds ..............................         88.1        158.5          ss.        246.6
                  Total interest expense .........................        257.0        485.3         --          742.3
                  Net interest income ............................        337.7        554.1          ss.        891.8
         Provision for loan losses ...............................          6.5         41.3          ss.         47.8
         Net interest income after provision for loan losses .....        331.2        512.8         --          844.0

Noninterest income:
         Service charges on deposit accounts .....................         39.5         83.9          ss.        123.4
         Other service charges, commissions and fees .............         30.5         92.0          ss.        122.5
         Trust income ............................................          5.2         23.1          ss.         28.3
         Loan sales and servicing income .........................         36.6         88.4         11.9(L)     136.9
              Other ..............................................         10.2         19.0          ss.         29.2
              Total noninterest income ...........................        122.0        306.4         11.9        440.3

Noninterest expense:
     Salaries and employee benefits ..............................        150.4        277.7          ss.        428.1
     Occupancy, net ..............................................         15.5         33.1          ss.         48.6
     Furniture and equipment .....................................         21.0         43.3          ss.         64.3
     Amortization of goodwill and core deposit intangibles .......          3.3          9.2          ss.         12.5
     Other .......................................................         82.9        167.9         11.9(L)     262.7
              Total noninterest expense ..........................        273.1        531.2         11.9        816.2
Income before income taxes and minority interest .................        180.1        288.0          ss.        468.1
Income taxes .....................................................         59.7        103.5          ss.        163.2
Net income before minority interest ..............................        120.4        184.5         --          304.9
Minority interest ................................................         --           --            ss.         --
Net income .......................................................  $     120.4  $     184.5         --    $     304.9

Net income per share (basic) - See Note 3 ........................  $      1.69  $      2.32          ss.  $      2.03
Net income per share (diluted) - See Note 3 ......................  $      1.66  $      2.26          ss.  $      1.97
Weighted average common and common-equivalent shares outstanding
during the year (in thousands) - See Note 3 ......................       72,158       81,770          ss.      153,921

         See Notes to Pro Forma Condensed Combined Financial Statements

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                   (unaudited)

Note (1):  Basis of Presentation

         The Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 1999 combines the historical consolidated balance sheets of Zions and First Security as if the Zions/First Security merger had taken place on March 31, 1999. The Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended March 31, 1999, and each of the years ended December 31, 1998, 1997 and 1996, combine the historical statements of income for Zions and First Security as if the Zions/First Security merger had been consummated at the beginning of each period presented. On October 1, 1998, Zions acquired The Sumitomo Bank of California in a transaction accounted for as a purchase. The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1998 includes historical results of operations for The Sumitomo Bank of California for the nine months ended September 30, 1998, after giving effect to certain adjustments as described in Note 2.

         The Unaudited Pro Forma Condensed Combined Financial Statements give effect to the merger of Zions and First Security under the pooling-of-interests accounting method. The Unaudited Pro Forma Condensed Combined Statements of Income do not give effect to nonrecurring merger charges related to the transaction or anticipated cost savings resulting from the centralization of administrative functions, consolidation of data processing operations or optimization of delivery systems. It is expected that the combined company will incur a one-time pre-tax merger charge of approximately $210 million. Pre-tax noninterest expense reductions expected are approximately $108 million annually with approximately half the savings to be achieved in 2000 and the remainder in 2001.

         Under the terms of the Zions/First Security merger agreement, Zions will be merged with and into First Security with First Security as the surviving corporation. On the effective date of the Zions/First Security merger, each outstanding share of Zions common stock will be converted into one share of common stock, par value $1.25 per share, of First Security. Immediately prior to the effectiveness of the Zions/First Security merger, First Security will effect a reverse stock split in which each outstanding share of common stock of First Security will be reclassified and converted into 0.442 of a share of First Security common stock. Each share of any treasury stock of First Security at the Zions/First Security merger date will be canceled and retired.

Note (2):  Description of Pro Forma Adjustments

         The following pro forma adjustments were made to the March 31, 1999 Unaudited Pro Forma Condensed Combined Balance Sheet to reflect the merger of Zions and First Security:

                                                                                (shares in thousands)
                                                                                 (dollar amounts in
                                                                                      millions)
(A) Common Stock:
         First Security common shares issued March 31, 1999 .......................     191,425
         Less:  First Security shares owned by Zions ..............................         (16)
         Less:  Treasury stock shares on March 31, 1999 ...........................      (1,592)
                                                                                      ---------
                                                                                        189,817
         Times reverse stock split conversion rate ................................       0.442
                                                                                      ---------
         First Security common shares outstanding after reverse stock split
             and retirement of treasury shares ....................................      83,899
         Zions common shares outstanding March 31, 1999 ...........................      78,903
                                                                                      ---------


                                       54

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
     NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS-(Continued)
                                   (unaudited)


         Total First Security common shares outstanding effected for the
            Zions/First Security merger ...........................................     162,802
         Times par value of First Security common stock ...........................        1.25
                                                                                      ---------
         Pro forma balance of First Security common stock, par value
            $1.25 per share, after merger .........................................   $     204
         Combined Zions and First Security common stock amount prior
            to pro forma adjustments ..............................................         567
                                                                                      ---------
         Pro forma adjustment to common stock .....................................   $    (363)
                                                                                      =========
(B) Surplus:
         Pro forma adjustment to common stock .....................................   $     363
         Retirement of treasury stock .............................................         (39)
                                                                                      ---------
         Pro forma adjustment to surplus ..........................................   $     324
                                                                                      =========

(C) Common treasury stock:
         Retirement of treasury stock .............................................   $      39
                                                                                      =========
(D) Other liabilities and retained earnings:
         Adjustment for estimated $210 million of pre-tax merger charges,
            net of estimated tax benefit of $60 million on deductible charges......   $     150
                                                                                      =========


(E) Intangible assets and other assets:
         Reclassification of First Security loan servicing rights to
            reflect the planned future combined classification ....................   $     169


         The following pro forma adjustments were made to the Unaudited Pro Forma Condensed Combined Statements of Income:

         Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1998 to reflect the acquisition of The Sumitomo Bank of California by Zions.

(F)      Interest and fees on loans and leases

            The $0.7 million adjustment increasing interest and fees on loans represents the interest income for the nine months ended September 30, 1998 from a $14.9 million loan made by Zions to Robert G. Sarver, a director of Zions and the chief executive officer of California Bank & Trust, a subsidiary of Zions. The loan was made to finance a portion of a 5% equity investment made by Mr. Sarver in California Bank & Trust in connection with the acquisition of The Sumitomo Bank of California.

               ZIONS BANCORPORATION AND FIRST SECURITY CORPORATION
                      NOTES TO PRO FORMA CONDENSED COMBINED
                        FINANCIAL STATEMENTS-(Continued)
                                   (unaudited)


(G)      Interest on money market investments

            The $16.8 million adjustment reducing interest income on money market investments represents the decrease in interest for the nine months ended September 30, 1998 as the result of reducing approximately $397 million of money market investments to obtain part of the cash consideration paid by Zions for The Sumitomo Bank of California.

(H)      Occupancy, net

            The $0.1 million increase in occupancy, net represents depreciation expense for the nine months ended September 30, 1998 on approximately $6.3 million of excess purchase price allocated to premises and equipment in The Sumitomo Bank of California acquisition.

(I)      Amortization of goodwill and core deposit intangibles

            The $3.2 million adjustment increasing amortization of goodwill represents the amortization expense for the nine months ended September 30, 1998 on approximately $107 million of goodwill recorded in The Sumitomo Bank of California purchase. The amortization is calculated using the straight line method over a life of 25 years.

(J)      Income taxes

            The $5.3 million adjustment reducing income taxes represents the income tax provision reduction resulting from the previous adjustments affecting taxable earnings.

(K)      Minority interest

            The $0.6 million adjustment increasing minority interest represents the 5% California Bank & Trust minority shareholders' interest in adjusted earnings of California Bank & Trust including The Sumitomo Bank of California for the nine months ended September 30, 1998.

         Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income to reclassify First Security amortization of loan servicing rights to reflect the planned future combined classification.

(L)      Loan sales and servicing income and other noninterest expense

Three months ended March 31, 1999                               $13.8
Year ended December 31, 1998                                     41.5
Year ended December 31, 1997                                     16.1
Year ended December 31, 1996                                     11.9


Note (3):  Earnings per Share

         In connection with the purchase of The Sumitomo Bank of California, Zions completed a stock offering in June 1998 and issued 2,760,000 shares of common stock. Weighted average shares used in the calculation of basic and fully diluted earnings per share for the year ended December 31, 1998 have been increased by 1,210,000 shares to include the shares as if they were issued on January 1, 1998.

         Weighted-average shares used in the calculation of pro forma combined and First Security historical basic and diluted net income per share for all periods presented have been determined by adjusting average shares for the reverse stock split to be effected by First Security immediately prior to the effectiveness of the Zions/First Security merger. Weighted-average common and common-equivalent shares of First Security have been adjusted to reflect the conversion of each outstanding share of First Security into 0.442 shares of new First Security common stock.

                         THE ZIONS/FIRST SECURITY MERGER

         The following information describes certain information pertaining to the Zions/First Security merger. This description is not complete and is qualified in its entirety by reference to the more detailed information contained in Zions' Current Report on Form 8-K filed on June 7, 1999 and to the First Security merger agreement and stock option agreement filed as exhibits to Zions' Schedule 13D dated June 16, 1999. The Form 8-K and the Zions/First Security merger agreement and stock option agreement are incorporated herein by reference.

General

         On June 6, 1999, Zions and First Security entered into a merger agreement as a result of which Zions will merge with and into Zions/First Security. In the Zions/First Security merger and related transactions, each shareholder of Zions common stock will receive one share of First Security common stock in exchange for each share of Zions common stock which they own. In addition, Zions and First Security have agreed that, immediately prior to the First Security merger, First Security will change its common stock in what is legally known as a "reclassification." This reclassification will reduce the number of shares of common stock that are held by First Security stockholders. In the reclassification, First Security stockholders will receive 0.442 of a share of First Security common stock for each share of First Security common stock they own.

         If both the Zions/First Security merger and the Zions/Pioneer merger are completed, each share of Pioneer common stock ultimately would be converted into between 0.4636 and 0.5667 of a share of First Security common stock, depending on the Zions average stock price measured over a period near the closing and subject to the same adjustments described above. If the Zions/First Security merger were completed prior to the Zions/Pioneer merger, First Security would assume the rights and obligations of Zions under the Zions/Pioneer merger agreement. If, however, the Zions/Pioneer merger is completed prior to the Zions/First Security merger, the shares of Pioneer common stock would first be converted into between 0.4636 and 0.5667 of a share of Zions common stock and then into shares of First Security common stock on a one share-for-one share basis. Finally, if the Zions/First Security merger is not completed after the Zions/Pioneer merger, the shares of Zions common stock received by Pioneer stockholders in the Zions/Pioneer merger will remain as such.

         We currently expect that the Zions/First Security merger, if it closes, will close after the Zions/Pioneer merger. If all conditions to the completion of the Zions/First Security merger are met, Pioneer stockholders would ultimately become stockholders of First Security. However, they would not be entitled to vote on the merger of Zions with First Security because they would not be shareholders of Zions on the record date for the special meeting of shareholders of Zions. Therefore, when voting on the Zions/Pioneer merger agreement and deciding whether to exercise dissenters' rights with respect to the Zions/Pioneer merger, you must consider the possibility that you will become stockholders of First Security.

         The Zions/First Security merger is subject to various conditions, including:

         o approval of the First Security merger agreement by the First Security stockholders and the Zions shareholders;

         o receipt of all governmental and other consents and approvals that are necessary to permit completion of the Zions/First Security merger; and

         o   other usual conditions.

Zions cannot guarantee when or if the merger with First Security will be completed.

First Security

         First Security is the nation's oldest multistate bank holding company and is the parent corporation for First Security Bank, N.A. and several other banking subsidiaries and subsidiaries that engage in banking-related services. Like Zions, First Security is headquartered in Salt Lake City, Utah. Through its subsidiaries, First Security operated 324 branches in the states of California, Idaho, Nevada, New Mexico, Oregon, Utah and Wyoming as of March 31, 1999. At that date, First Security had consolidated assets of $22.0 billion, deposits of $12.6 billion and stockholders' equity of $1.7 billion.

         Through its subsidiaries, First Security provides commercial and agricultural loans, consumer banking, trust services, capital markets advice and municipal underwriting services, treasury management, investment management, data processing, leasing and securities brokerage services. First Security common stock is quoted on the Nasdaq National Market System, and First Security files regular reports with the SEC. First Security has paid dividends regularly on its common stock since 1928. First Security's principal subsidiaries are First Security Bank, N.A., the largest bank in Utah with branches in Idaho, Oregon and Wyoming; First Security Bank of New Mexico, N.A., the third largest bank in New Mexico and the second largest bank in the Albuquerque market; and First Security Van Kasper, Inc., a registered investment advisor and broker dealer. First Security also owns banks in Nevada, California and southern New Mexico. First Security's executive offices are located at 79 South Main Street, Salt Lake City, Utah 84111 and its telephone number is (801) 246-6000.

Governance of First Security After the Zions/First Security Merger

         In the Zions/First Security merger agreement, the parties agreed to various arrangements for First Security following completion of the Zions/First Security merger, the terms of some of which are set forth in Exhibit B to the Zions/First Security merger agreement and some of which have been incorporated into the form of First Security amended and restated certificate of incorporation and the form of First Security amended and restated by-laws. As part of the transactions related to the Zions/First Security merger, First Security will amend and restate its certificate of incorporation and by-laws in accordance with those forms immediately prior to the Zions/First Security merger. In the following discussion, references to the First Security certificate are to the First Security certificate of incorporation as so amended and restated and references to the First Security by-laws are to the First Security by-laws as so amended and restated.

         Board of Directors

         The amended and restated First Security certificate provides that until the annual meeting of stockholders in the year 2000, the number of directors of the First Security board of directors will be 22, consisting of 11 members designated by Zions pursuant to the Zions/First Security merger agreement and 11 members designated by First Security pursuant to the Zions/First Security merger agreement. Commencing with the annual meeting of stockholders in the year 2000, the number of directors will be 18, consisting of an even number of directors originally designated by Zions and First Security, respectively, under the Zions/First Security merger agreement. Commencing with the annual meeting of stockholders in the year 2001, the number of directors will be 16, consisting of an even number of directors originally designated by Zions and First Security, respectively, under the Zions/First Security merger agreement. The First Security certificate provides that if any director originally appointed by Zions or First Security is unable to serve as a director for any reason, the nominating committee of the First Security board of directors will nominate a replacement.

         The First Security certificate provides that the directors of First Security will be divided into three classes. The first class will initially consist of 10 directors, the second class, seven, and the third class, five. At and after the annual meeting of stockholders in the year 2000 when the number of directors is reduced to 18, the first class will consist of six directors, and the other two classes will remain unchanged. Finally, at and after the annual meeting of stockholders in the year 2001 when the number of directors is reduced to 16, the first class will consist of six directors, the second class, five, and the third class five. The Zions/First Security merger agreement provides that Zions will initially have the right to designate five directors to the first class, three directors to the second class and three directors to the third class and First Security will initially have the right to designate five directors to the first class, four directors to the second class and two directors to the third class.

         Set forth below is a table of the persons expected to serve as senior executive officers of First Security immediately following the Zions/First Security merger:


                 Name                                   Title
                 ----                                   -----
Spencer F. Eccles...........................   Chairman of the Board, Co-Chief
                                               Executive Officer and
                                               Co-Chairman of the Executive
                                               Committee of the Board of
                                               Directors

Harris H. Simmons...........................   Co-Chief Executive Officer,
                                               President, Chief Operating
                                               Officer, Co-Chairman of the
                                               Executive Committee of the
                                               Board of Directors and President
                                               of the combined
                                               company's principal banking
                                               subsidiary
Morgan J. Evans.............................   Senior Executive Vice President
Dale M. Gibbons.............................   Executive Vice President and
                                               Chief Financial Officer
A. Scott Anderson...........................   Executive Vice President
Danne L. Buchanan...........................   Executive Vice President
Michael P. Caughlin.........................   Executive Vice President
David R. Golden.............................   Executive Vice President
Brad D. Hardy...............................   Executive Vice President
W. David Hemingway..........................   Executive Vice President
Mark D. Howell..............................   Executive Vice President
J. Patrick McMurray.........................   Executive Vice President
L. Scott Nelson.............................   Executive Vice President
Robert G. Sarver............................   Executive Vice President
Scott C. Ulbrich............................   Executive Vice President


         Nominating Committee

         Pursuant to the First Security by-laws, the First Security board of directors will designate a nominating committee, which will have all the powers and authority of the board of directors in respect of the nomination of persons to be recommended to the stockholders for election to the board of directors. Until the annual meeting of stockholders in the year 2002, the nominating committee will consist of two directors, one initially designated by Zions pursuant to the Zions/First Security merger agreement and one initially designated by First Security pursuant to the Zions/First Security merger agreement. In the event that either the Zions designee or the First Security designee cannot serve on the nominating committee for any reason, then Harris H. Simmons, as the Zions-appointed Co-Chief Executive Officer and Spencer F. Eccles as the First Security Co-Chief Executive Officer will mutually select a replacement. If the Co-Chief Executive Officers cannot agree upon a replacement, then the replacement member of the nominating committee will be (1) a director initially appointed by Zions pursuant to the Zions/First Security merger agreement, if the director to be replaced was appointed by Zions pursuant to the Zions/First Security merger agreement, or (ii) a director initially appointed by First Security pursuant to the Zions/First Security merger agreement, if the director to be replaced was appointed by First Security pursuant to the Zions/First Security merger agreement. The replacement will be selected by the remaining members of the board of directors initially nominated by Zions or First Security, respectively, pursuant to the Zions/First Security merger agreement.

         Executive Committee

         Pursuant to the First Security by-laws, the First Security board of directors will also designate an executive committee, consisting of six directors including both Harris H. Simmons, the current Zions Chief Executive Officer, and Spencer F. Eccles, the current First Security Chief Executive Officer, each of whom will be the Co-Chairman of the executive committee. The four remaining members of the executive committee will be comprised of an equal number of directors appointed to the board by Zions pursuant to the Zions/First Security merger agreement and by First Security pursuant to the Zions/First Security merger agreement. Each of the Zions Chief Executive Officer and the First Security Chief Executive Officer will be a Chairman or a Co-Chairman of the executive committee for so long as he serves as a Chief Executive Officer or a Co-Chief Executive Officer of First Security. In addition, the First Security Chief

Executive Officer will continue to serve as a member of the executive committee after he ceases to serve as Co-Chief Executive Officer at his discretion for so long as he is a director of First Security.

         Pursuant to the First Security by-laws, until the annual meeting of stockholders in the year 2002, any vacancy in the executive committee resulting from the removal, resignation, death or disability of a member who was appointed by Zions pursuant to the Zions/First Security merger agreement will be filled by the Zions Chief Executive Officer or by the affirmative vote of a majority of the continuing directors appointed by Zions pursuant to the Zions/First Security merger agreement, and any vacancy in the executive committee resulting from the removal, resignation, death or disability of a member who was appointed by First Security pursuant to the Zions/First Security merger agreement will be filled by the First Security Chief Executive Officer or by the affirmative vote of a majority of the continuing directors appointed by First Security pursuant to the Zions/First Security merger agreement.

         The executive committee, when the board of directors is not in session, will have and may exercise all the powers and authority of the board of directors except to the extent, if any, that such authority may be limited by the resolution appointing the members of the executive committee, except to the extent any such powers and authority have been delegated to any other committee of the board of directors, or reserved by the board of directors to itself, and except that the executive committee will not have the authority of the board of directors in reference to amending the certificate of incorporation, adopting a plan of merger or consolidation, recommending to the stockholders the sale, lease or other disposition of all or substantially all the property and assets of First Security otherwise than in the usual and regular course of its business or amending the First Security by-laws.

         Amendment of Corporate Governance Arrangements

         In order to amend the provisions of the First Security certificate and the First Security by-laws that incorporate the governance arrangements described above and to take certain other actions, the First Security certificate and the First Security by-laws require the affirmative vote of (1) two-thirds of the directors of First Security and (2) the holders of not less than two-thirds of the voting power of all outstanding shares of capital stock of First Security entitled to vote generally in the election of directors, considered for these purposes as a single class.

                       DESCRIPTION OF ZIONS CAPITAL STOCK

         The following summary of certain provisions of the Amended and Restated Certificate of Incorporation of Zions and Zions' by-laws and of the Rights Agreement (as defined below) is not intended to be complete and is qualified in its entirety by reference to such documents, each of which is an exhibit to the Registration Statement filed with the SEC of which this proxy statement/prospectus is a part. See "Where You Can Find More Information" on page 105.

Authorized Capital Stock

         The authorized capital stock of Zions consists of 200,000,000 shares of common stock, and 3,000,000 shares of preferred stock (the "Preferred Stock"). As of March 31, 1999, there were 78,903,072 shares of Zions common stock and no shares of Preferred Stock issued and outstanding and Zions had approximately 6,130 holders of record of its common stock.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by resolution or resolutions of the board of directors of Zions. Each series of preferred stock may have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the board of directors of Zions may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of Zions common stock.

Voting Rights

         General

         The holders of Zions common stock are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. The holders of Zions common stock do not have cumulative voting rights.

         Special Votes for Specified Transactions

         Zions' restated articles of incorporation, which we refer to as the Zions articles, contain provisions requiring special shareholder votes to approve specified transactions. In the absence of these provisions, under Utah corporate law either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         The Zions articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80% of the voting power of all outstanding voting stock of Zions. A "related person" means, in general, a person, corporation, partnership or group acting in concert that beneficially owns 10% or more of the voting power of Zions' outstanding voting stock.

         The business transactions with a related person subject to such special vote requirements include:

         o a merger or consolidation involving Zions or a subsidiary of Zions with a related person;

         o the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person;

         o the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more;

         o any liquidation, spin-off, split-off, split-up or dissolution of Zions by or on behalf of a related person;

         o any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and

         o any agreement, contract, or other arrangement providing for any of the transactions set forth above.

The Zions Board

         Director Liability

         The Zions articles provide that a director will not be liable to Zions or its shareholders for monetary damages for a breach of fiduciary duty as a director other than:

         o  a breach of a director's duty of loyalty;

         o acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law;

         o  the authorization of the unlawful payment of dividends; and

         o  transactions in which a director receives an improper benefit.

         Classified Board

         The Zions articles provide that the board of directors of Zions shall have three classes, each consisting of one-third (or as near as may be) of the whole number of the board of directors of Zions. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

         The number of directors which constitutes the full board of directors of Zions may be increased or decreased, so long as a minimum of three directors is maintained, only by amendment of the by-laws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire board of directors of Zions, or by the shareholders of Zions by the affirmative vote of the holders of two-thirds of the outstanding and issued shares entitled by statute to vote at a regular or special meeting. Except as otherwise required by law, vacancies on the board of directors of Zions, including vacancies resulting from an increase in the size of the board of directors of Zions, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board of directors of Zions. The directors newly elected by the board of directors of Zions to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         Removal of Directors

         The Zions articles provide that any director (or the entire board of directors of Zions) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

Shareholder Rights Plan

         In September 1996, the board of directors of Zions adopted a shareholder protection rights plan, dated September 21, 1996, with Zions First National Bank, as rights agent, and declared a dividend of one right on each outstanding share of Zions common stock. The rights plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Under the rights plan, until it is announced that a person or group has acquired 10% or more of the Zions common stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10% or more of the Zions common stock, the rights will be evidenced by the Zions common stock certificates, will automatically trade with the Zions common stock and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase one hundredth of one participating preferred stock having economic and voting terms similar to those of one share of Zions common stock for an exercise price of $90.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the board of directors of Zions may decide) (the "Flip-in Date") each right (other than rights beneficially owned by any Acquiring Person or transferees thereof, which rights become void) will entitle its holder to purchase for the exercise price, a number of shares of Zions common stock or participating preferred stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls the board of directors of Zions, Zions is involved in a merger or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the person with whom the merger occurs is the Acquiring person or a person affiliated or associated with the Acquiring Person, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the common stock, the board of directors of Zions may, at its option, exchange one share of Zions common stock for each right.

         The rights may be redeemed by the board of directors of Zions for $0.01 per right prior to the Flip-in Date.

Shareholder Meetings

         Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the by-laws to call a special meeting or by the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions by-laws, special meetings may be called by the president or by the board of directors of Zions.

Amendment of Zions Articles and By-laws

         The Zions articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to the Zions articles, except that to repeal or amend the provisions in the Zions articles regarding business transactions set forth under "--Voting Rights--Special Votes for Specified Transactions" above requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' by-laws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire board of directors of Zions or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

Miscellaneous

         There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the Zions common stock. Holders of fully paid shares of Zions common stock are not subject to any liability for further calls or assessments.

         Zions First National Bank is the transfer agent and registrar for the Zions common stock.

                   CERTAIN DIFFERENCES IN THE RIGHTS OF ZIONS
                       SHAREHOLDERS, PIONEER STOCKHOLDERS
                       AND NEW FIRST SECURITY STOCKHOLDERS

         At the completion of the Zions/Pioneer merger, Pioneer stockholders who receive Zions common stock automatically will become shareholders of Zions, and their rights as shareholders will be determined by Zions' articles, Zions' by-laws and the Utah Revised Business Corporation Act, or the URBCA, instead of by Pioneer's articles of incorporation, Pioneer's by-laws and the NRS. If both the Zions/Pioneer merger and the Zions/First Security merger are completed, stockholders of Pioneer common stock ultimately will become stockholders of First Security and their rights as stockholders will be determined by the First Security certificate and the First Security by-laws, in each case as contemplated to be amended and restated pursuant to the Zions/First Security merger agreement, and by the Delaware General Corporation Law (the "DGCL"). The following is a summary of the material differences in the rights of shareholders of Zions, Pioneer and First Security following the Zions/First Security merger. The information concerning First Security will only be applicable to Pioneer stockholders if the Zions/First Security merger is consummated. This summary is necessarily general and does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the URBCA, the NRS, the DGCL and the articles of incorporation and by-laws of each corporation, as well as Zions' Rights Agreement and First Security's stockholder rights plan.


-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                                 CAPITAL STOCK
-----------------------------------------------------------------------------------------------------------------
                                              Authorized Capital
-----------------------------------------------------------------------------------------------------------------
15,000,000 common shares            200,000,000 common shares          425,000,000 common shares
authorized, $0.01 par value.        authorized, no par value.          authorized, par value $1.25 per
                                                                       share.
-----------------------------------------------------------------------------------------------------------------
No shares of preferred stock        3,000,000 shares of preferred      10,000,000 shares of preferred stock
authorized.                         stock authorized with no par       authorized with no par value.
                                    value.
-----------------------------------------------------------------------------------------------------------------
As of June 16, 1999,                As of June 4, 1999,                Based on the number of shares of
9,550,029 shares of Pioneer         79,017,788 shares of Zions         Zions and First Security common
were issued and outstanding.        were issued and outstanding.       stock outstanding as of March 31, 1999,
                                                                       1999, approximately 163,512,922 shares of
                                                                       the combined company would be issued and
                                                                       outstanding after the Zions/First Security
                                                                       merger.
-----------------------------------------------------------------------------------------------------------------
                                              BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------
                                                Classification
-----------------------------------------------------------------------------------------------------------------
Directors are divided into          Directors are divided into         Directors are divided into three
three classes as nearly equal       three classes as nearly equal      classes.  Following the initial two
in number as possible.  Each        in number as possible.  Each       annual meetings of stockholders,
class is elected for a term of      class is elected for a term of     each class is elected for a term of
three years.                        three years.                       three years.  For a description of the
                                                                       classes prior to such time, see "The
                                                                       Zions/First Security Merger."
-----------------------------------------------------------------------------------------------------------------




                                       65

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                              Number of Directors
-----------------------------------------------------------------------------------------------------------------
As fixed from time to time by       No fewer than three and no         Immediately following completion
a resolution duly adopted by a      more than 15, as fixed by the      of the Zions/First Security merger,
vote of a majority of the           board of directors.  Currently     fixed by the First Security certificate
shares entitled to vote             fixed at 11.                       at 22.  Commencing with the
represented at a duly held                                             stockholder meeting in 2000, there
meeting at which a quorum is                                           will be 18.  Commencing with the
present, or by the board of                                            stockholder meeting in 2001, there
directors, no fewer than 5 and                                         will be 16.  After the annual
no more than 15 and currently                                          stockholder meeting in the year
fixed at 11.                                                           2002, the number of directs will be
                                                                       one or more as fixed from time to
                                                                       time by the board of directors.
-----------------------------------------------------------------------------------------------------------------
                                                    Removal
-----------------------------------------------------------------------------------------------------------------
Pioneer's by-laws provide that      Any director may be removed        Under the First Security certificate,
a director may be removed           at any time, but only by the       directors may be removed only for
from office by the affirmative      affirmative vote of the holders    cause (defined as a felony conviction
vote of 75% of the                  of at least two-thirds of the      or adjudication that a director is
stockholders entitled to vote.      issued and outstanding shares      liable for gross negligence or
                                    of capital stock then entitled     misconduct in the performance of his
                                    to vote at an election of          or her duties to the combined
                                    directors.  In addition, a         company) and in that event only by
                                    majority of the board of           the holders of a majority of the
                                    directors may remove a             shares then entitled to vote at an
                                    director if such removal is        election of directors.
                                    directed by a federal banking
                                    agency.
-----------------------------------------------------------------------------------------------------------------
                                   Vacancies and Newly Created Directorships
-----------------------------------------------------------------------------------------------------------------
Filled by a vote of the             Filled by a majority of the        Prior to the annual meeting of
majority of the directors           remaining directors.               stockholders in the year 2002, any
remaining in office, whether                                           vacancy created by the resignation,
or not a quorum, or by the                                             removal, death or disability of a
sole remaining director, and                                           director will be filled by the Co-
any director chosen to fill a                                          Chief Executive Officer designated
vacancy will hold office for a                                         by the same party (Zions or First
term expiring at the next                                              Security) in the Zions/First Security
annual meeting or at a special                                         merger or, in his absence, by a
meeting of stockholders.                                               majority of the continuing directors
                                                                       appointed by that party.  After the
                                                                       annual meeting of stockholders in the year
                                                                       2002, a majority of the remaining directors
                                                                       may fill vacancies.
-----------------------------------------------------------------------------------------------------------------


                                       66

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                             Executive Committee
-----------------------------------------------------------------------------------------------------------------
The by-laws provide for the         Under the by-laws, the             Pursuant to the by-laws, the
appointment of an executive         executive committee consists       combined company will have an
committee and such other            of three members of the board      executive committee which, among
committees as determined            of directors and shall have and    other things, will have all the powers
necessary by the board.             may, when the board of             and authority of the board of
                                    directors is not in session,       directors when it is not in session,
                                    exercise all of the authority of   except that such authority may be
                                    the board of directors except      limited in certain circumstances.  See
                                    that such authority may be         "The Zions/First Security Merger"
                                    limited in certain                 for a description of the initial
                                    circumstances.                     composition of the executive
                                                                       committee.
-----------------------------------------------------------------------------------------------------------------
                                         Special Meetings of the Board
-----------------------------------------------------------------------------------------------------------------
May be called by or at the          May be called by or at the         May be called by the president or by
request of the president or any     request of the president or by     a majority of the board of directors.
two directors.                      a majority of the board of
                                    directors.
-----------------------------------------------------------------------------------------------------------------















                                       67

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                              Director Liability
-----------------------------------------------------------------------------------------------------------------
Pioneer's by-laws permit the        Under the Zions articles, no       Under the First Security certificate,
corporation to indemnify each       liability for monetary             no liability for monetary damages
of its agents to the maximum        damages for breach of              for breach of fiduciary duty except
extent permitted by the NRS.        fiduciary duty except:  1) for     to the extent that such exemption
Pioneer's Articles further state    any breach of the director's       from liability or limitation is not
that the liability of the           duty of loyalty; 2) for            permitted under the DGCL.
directors for monetary              knowing violation of law; or
damages shall be eliminated         3) for any transaction from
to the fullest extent               which the director derived
permissible under the Nevada        improper personal benefit.
law.  Pioneer is organized
under the laws of Nevada.
Under the NRS, a corporation
has the power to indemnify a
director who was or is a party
or is threatened to be made a
party to any proceeding (other
than an action by or in the
right of the corporation to
procure a judgment in its
favor) against expenses,
judgments, fines, settlements,
and other amounts actually
and reasonably incurred in
connection with the
proceeding if that person
acted in good faith and in a
manner the person reasonably
believed to be in the best
interests of the corporation
and, in the case of a criminal
proceeding, had no reasonable
cause to believe the conduct
of the person was unlawful.
The corporation may also
indemnify a director in an
action by or in the right of the
corporation to procure a
judgment in its favor against
expenses actually and
reasonably incurred by that
person in connection with the
defense or settlement of the
action if the person acted in
good faith, and in a manner
the person believed to be in
the best interests of the
corporation and its
stockholders, except that no
indemnification shall be made
under this subdivision with
respect to any claim, issue or
matter as to which the person
shall have been adjudged to
be liable to the corporation in
the performance of that
person's duty to the
corporation and its
stockholders, unless and only
to the extent that the court in
which the proceeding is or
was pending shall determine
upon application that, in view
of all the circumstances of the
case, the person is fairly and
reasonably entitled to
indemnity for expenses and
then only to the extent that the
court shall determine.


                                       68


-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                     Shareholder Action by Written Consent
-----------------------------------------------------------------------------------------------------------------
Pioneer's by-laws provide that      Permitted if written consents      Action by written
any action which, under any         to taking an action without a      stockholders not permitted under the
provisions of the NRS, may          meeting are given by holders       certificate.
be taken at a meeting of the        of shares having not less than
stockholders, may be taken by       the minimum number of
the stockholders without a          shares required to take such
meeting if a consent in             action at a meeting.
writing, setting forth the
action so taken, is signed by
all the holders of the
outstanding shares entitled to
vote thereon.
-----------------------------------------------------------------------------------------------------------------
                                        Special Meeting of Shareholders
-----------------------------------------------------------------------------------------------------------------
Special meetings of                 Special meetings of                Special meetings of stockholders
stockholders may be called by       shareholders may be called by      may be called at any time by the
the board of directors, the         the president or by the board      board of directors.
chairman of the board, by the       of directors, unless otherwise
president or by one or more         prescribed by statute.
stockholders holding not less
that 50% of the outstanding
shares entitled to vote.
-----------------------------------------------------------------------------------------------------------------
                                        Voting Rights and Requirements
-----------------------------------------------------------------------------------------------------------------
Stockholders are entitled to        Under Utah law, unless             Elections for the board of directors
one vote for each share held        otherwise provided in the          are decided by a plurality of the
on all matters submitted to a       articles of incorporation          votes cast.  In all other matters,
vote.  Pioneer's articles           (1) directors are elected by a     unless otherwise provided by law or
require the affirmative vote of     plurality of the votes cast by     by the certificate of incorporation or
80% of the outstanding shares       the shares entitled to vote and    the by-laws, the affirmative vote of
to approve significant              (2) shareholders do not have a     the holders of a majority of the
business combinations.              right to cumulate their votes.     shares cast shall be the act of the
                                    Shareholders are entitled to       stockholders.  Shareholders are
                                    one vote for each share on         entitled to one vote for share on
                                    record for all matters.            record for all matters.
-----------------------------------------------------------------------------------------------------------------
                              Shareholder Proposals and Nominations of Directors
-----------------------------------------------------------------------------------------------------------------
No provisions.                      Notice of any shareholder          Stockholder nominations of directors
                                    nominations of directors and       and proposals must be delivered to
                                    proposals shall be delivered to    the secretary of the combined
                                    the secretary of the               company at its principal executive
                                    corporation at its principal       office not less than 90 nor more than
                                    office not less than 120 days      120 days prior to the date of the
                                    prior to the date of the           meeting.  However, if the date of the
                                    meeting.                           annual meeting is first publicly
                                                                       announced or disclosed less than 100 days
                                                                       prior to the date of meeting, such advance
                                                                       notice shall be given not more than 10 days
                                                                       after such date is first so announced.



                                       69

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                                Dividend Rights
-----------------------------------------------------------------------------------------------------------------
Under the NRS, a corporation        Under Utah law, a corporation      Under the DGCL, the directors of
may not make a distribution to      is generally permitted, subject    every corporation, subject to any
its stockholders unless either      to restriction in its articles of  restrictions contained in its
of two tests is met.  First, a      incorporation, to declare and      certificate of incorporation, may
corporation may not make a          pay dividends in cash or           declare and pay dividends upon the
distribution if the corporation     property, but only if the          shares of its capital stock either
or the subsidiary making the        corporation is solvent and         1) out of its surplus or 2) in case
distribution is, or as a result     payment would not render the       there is no surplus, out of its net
thereof would be, likely to be      corporation insolvent.  The        profits for the fiscal year in which
unable to meet its liabilities as   Zions Articles place no further    the dividend is declared and/or the
they mature.  Second, a             restrictions on distributions.     preceding fiscal year.  If the capital
corporation may not make a          If Zions preferred stock is        of the corporation shall have been
distribution if the                 issued, the Zions board may        diminished to an amount less than
corporation's total assets          grant preferential dividend        the aggregate amount of the capital
would be less than the sum of       rights to the holders of such      stock, the directors shall not pay any
its total liabilities plus the      stock.                             dividends out of such net profits
amount that would be needed,                                           until the deficiency in the amount of
if the corporation were to be                                          capital shall have been repaired.
dissolved at the time of
distribution, to satisfy the
preferential rights upon
dissolution of stockholders
whose preferential rights are
superior to those receiving the
distribution.
-----------------------------------------------------------------------------------------------------------------
                                              Liquidation Rights
-----------------------------------------------------------------------------------------------------------------
The rights of the holders of        Upon liquidation, dissolution      Upon liquidation, dissolution or
Pioneer Common Stock in the         or winding up, whether             winding up of the combined
event of a liquidation are          voluntary or involuntary, the      company, the holders of Series A
substantially similar to those      holders of common stock are        preferred shares of First Security are
applicable to Zions'                entitled to share ratably in the   entitled to receive out of the assets
shareholders.  Under the NRS,       assets of the corporation          $52.50 per share, if the liquidation is
upon dissolution or                 available for distribution after   involuntary, and the applicable
liquidation by the court, after     all liabilities of the             redemption value (as specified in the
all known liabilities and           corporation have been              certificate) if the liquidation is
obligations of the corporation      satisfied.                         voluntary.  In addition to such
have been satisfied, any                                               amount, the holders will also receive
remaining assets or proceeds                                           a further amount equal to unpaid
would be distributed among                                             accumulated dividends before any
its stockholders according to                                          distributions are made to the
their respective rights and                                            common stockholders.  The assets
preferences.                                                           remaining after such distribution
                                                                       shall be paid to the common
                                                                       stockholders.
-----------------------------------------------------------------------------------------------------------------


                                       70

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                    Amendment of Articles of Incorporation
-----------------------------------------------------------------------------------------------------------------
Under the NRS, Pioneer's            Under Zion's articles of           Under the Articles of Incorporation
articles may be amended by a        incorporation, an affirmative      of the combined company, Article
majority affirmative vote of        vote of two-thirds of the          SEVENTH (classification and
all stockholder votes cast.         outstanding and issued shares      number of directors, term of office
                                    entitled by statute to vote shall  and removal of directors) may not be
                                    be required to amend, alter,       amended, modified or repealed
                                    change or repeal Articles IX       except by the affirmative vote of
                                    (number of directors,              (1) two-thirds of the directors of the
                                    classification and removal of      combined company and (2) the
                                    directors), X (director            holders of not less than two-thirds of
                                    meetings quorum, authority of      the voting power of all outstanding
                                    the board) and XVI                 shares of capital stock entitled to
                                    (amendment of Articles) or         vote in the election of directors.
                                    any other provision in the         Article EIGHTH (restrictions on
                                    Articles that would restrict,      certain business transactions with
                                    limit or alter the power or        significant stockholders) may not be
                                    authority of the board of          amended, nor may it be repealed in
                                    directors or any other officer     whole or in part, until authorized by
                                    or agent of the corporation;       the favorable vote of not less than
                                    would vest any powers of the       80% of all of the votes entitled to
                                    corporation in any other           vote in elections of directors unless
                                    officer or agent other than the    there is no Related Person, in which
                                    board of directors, or officers    case Article EIGHTH may be
                                    and agents appointed by the        amended or repealed by the
                                    board of directors; would          favorable vote of not less than such
                                    require the approval of any        number of votes as shall be required
                                    shareholders in order for the      by law.
                                    board of directors or any
                                    officer or agent to take any
                                    action; or would change the
                                    number of directors, the
                                    quorum requirements for any
                                    meeting of the board of
                                    directors, the vote by which it
                                    must act in connection with
                                    any matter, the manner of
                                    calling or conducting
                                    meetings of directors, or the
                                    place of such meetings.
-----------------------------------------------------------------------------------------------------------------



                                       71

-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                            Amendment of By-laws
-----------------------------------------------------------------------------------------------------------------
Pioneer's by-laws provide that      Zions' by-laws proved that         The combined company's by-laws
the current by-laws may be          the by-laws may be altered,        provide that the by-laws may be
amended or repealed by the          amended or repealed and new        amended or repealed, and new by-
affirmative vote of a majority      by-laws may be adopted by an       laws adopted, by the board of
of the board of directors,          affirmative vote of two-thirds     directors, but the stockholders
subject to repeal or change by      of the total number of             entitled to vote may adopt additional
action of a majority of the         directors constituting the         by-laws and may amend or repeal
stockholders.                       entire board.  Further, the        any by-law whether or not adopted
                                    shareholders may also amend        by the board of directors.  However,
                                    the by-laws provided an            various sections of the by-laws
                                    affirmative vote of two-thirds     (those pertaining to:  special
                                    of the outstanding and issued      stockholders' meetings; powers,
                                    shares entitled by statue to       number and qualifications of
                                    vote shall be required under       directors; election, term of office,
                                    certain circumstances.             resignation, removal and vacancies
                                                                       of directors; special director committees; executive
                                                                       and nominating committees; officers and
                                                                       election of officers; term of office, resignation,
                                                                       removal and vacancies of officers; and amendment
                                                                       of by-laws) may not be amended except upon the
                                                                       affirmative vote of (1) two-thirds of the
                                                                       directors of the combined company and (2)
                                                                       the holders of not less than two-thirds of the
                                                                       voting power of all outstanding shares of capital
                                                                       stock of the combined company entitled to vote
                                                                       generally in the election of directors.
-----------------------------------------------------------------------------------------------------------------


                                       72


-----------------------------------------------------------------------------------------------------------------
                                                                               First Security After the
             Pioneer                              Zions                      Zions/First Security Merger
-----------------------------------------------------------------------------------------------------------------
                                           Shareholder Rights Plans
-----------------------------------------------------------------------------------------------------------------
Pioneer does not have a rights      As discussed under                 First Security's current stockholder
plan.                               "Description of Zions Capital      rights plan will survive the
                                    Stock-Shareholder Rights           Zions/First Security merger.  This
                                    Plan," each share of Zions         plan, which expires on August 28,
                                    common stock has attached to       1999, will be replaced by a new
                                    it one right issued pursuant to    stockholders rights plan, which will
                                    the Zions rights plan.             expire on October 27, 2008.  The
                                                                       current and replacement plans have essentially
                                                                       identical terms as follows. Each stockholder has one
                                                                       right in respect  to each share of common  stock owned to
                                                                       purchase  from First Security one  one-thousandth
                                                                       of a share of a class of junior preferred stock at
                                                                       an  exercise  price of $100.00  ($85.00 for the
                                                                       replacement  plan) only after a person or group
                                                                       acquires 15% or more of First Security's common
                                                                       stock. The plans also provide that, upon the
                                                                       occurrence of certain specified events, the holders
                                                                       of the rights will be entitled to acquire additional
                                                                       equity interests in First Security  having a market
                                                                       value of two  times  the  exercise  price of  $100.00
                                                                       ($85.00 for the replacement plan).
-----------------------------------------------------------------------------------------------------------------
                                      Limitation on Business Transactions
-----------------------------------------------------------------------------------------------------------------
Pioneer's Articles contain          Except under certain               Except under certain circumstances,
provisions requiring approval       circumstances, business            business transactions (defined as,
by the affirmative vote of the      transactions (defined as,          among other things, mergers or
holders of at least eighty          among other things, mergers        consolidations of the corporation,
percent of the outstanding          or consolidations of the           sale of more than 20% of the
shares of common stock of           corporation, sale of a             corporate assets or any
Pioneer in order to                 substantial part of the            recapitalization or reclassification of
consummate a significant            corporate assets or any            securities of the corporation) are not
business combination which          recapitalization or                permitted with a related person
involves Pioneer.                   reclassification of securities of  (defined as any person or entity
                                    the corporation) are not           which owns 10% of the votes of the
                                    permitted with a related           outstanding shares of stock of the
                                    person (defined as any person      corporation) except upon the
                                    or entity which owns 10% of        affirmative vote of 80% of all the
                                    the votes of the outstanding       shares of stock entitled to vote in
                                    shares of stock of the             elections of directors.
                                    corporation) or any interest
                                    except upon the affirmative
                                    vote of the holders of not less
                                    than 80% of the voting power
                                    of the voting stock.
-----------------------------------------------------------------------------------------------------------------

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

Zions

         Zions common stock is quoted on the Nasdaq National Market under the symbol "ZION." The following table sets forth, for the indicated periods, the high and low sale prices for Zions common stock as reported on the Nasdaq National Market, and the cash dividends declared per share of Zions common stock.

                                                            Cash Dividends
                                             Price Range     Declared Per
                                            High      Low       Share
                                           -------  -------  -------------
1997:
         First .........................   $ 34.88  $ 25.44    $0.1100
         Second ........................     37.69    28.25     0.1200
         Third .........................     41.63    34.25     0.1200
         Fourth ........................     46.00    36.88     0.1200
1998:
         First .........................   $ 55.50  $ 38.50    $0.1200
         Second ........................     55.25    47.00     0.1400
         Third .........................     58.13    37.88     0.1400
         Fourth ........................     62.50    37.88     0.1400
1999:
         First .........................   $ 68.50  $ 56.38    $0.1400
         Second ........................     75.88    54.00     0.2900
         Third (through August 9, 1999)..    64.63    53.75        --


         On May 7, 1999, the last trading day before public announcement of the merger, the last sales price per share of Zions common stock on the Nasdaq National Market was $64.50. Past price performance is not necessarily indicative of likely future price performance. Holders of Zions common stock are urged to obtain current market quotations for shares of Zions common stock.

         The holders of Zions common stock are entitled to receive dividends when and if declared by the Zions board out of funds legally available therefor. The Zions board periodically considers the payment of dividends on Zions common stock, taking into account Zions' financial condition, Zions' future prospects, economic conditions, industry practices and other factors, including restrictions on the payment of dividends.

Pioneer

         Pioneer common stock is quoted on the Over the Counter Bulletin Board under the symbol "PNCZ." The following table sets forth for the indicated periods the high and low sale prices for Pioneer common stock as reported on the Over the Counter Bulletin Board. Pioneer does not pay cash dividends.

                                          Price Range(1)
                                         ---------------
                                          High     Low
                                         ------   ------
1997:
         First .........................   $13.53   $11.77
         Second ........................    16.81    12.95
         Third .........................    18.59    15.85
         Fourth ........................    25.90    17.56
1998:
         First .........................   $27.87   $21.82
         Second ........................    26.05    21.82
         Third .........................    23.18    20.91
         Fourth ........................    23.64    19.32
1999:
         First .........................   $25.45   $20.91
         Second ........................    34.00    23.00
         Third (through August 9, 1999).    32.50    29.875


(1) This table reflects the range of high and low bid prices for Pioneer Common Stock during the indicated periods. Prices for 1998 have been adjusted to reflect a three-for-two stock split that was effective July 29, 1998 and the 10% stock dividends paid in 1997, 1998 and April 1999. The quotations merely reflect the prices at which the transactions were proposed, and do not necessarily represent actual transactions. Prices do not include retail markup, markdown or commissions.


                             PIONEER BANCORPORATION

Business

         Pioneer is a bank holding company registered under the BHCA. Pioneer was formed on June 2, 1993 under the laws of the State of Nevada in connection with a holding company reorganization of Pioneer Citizens Bank of Nevada that was approved by the stockholders on September 15, 1993 and became effective on October 31, 1993. At March 31, 1999, Pioneer had 558 stockholders of record owning 8,682,042 shares of Pioneer's common stock.

         Pioneer Citizens Bank of Nevada, a wholly owned subsidiary of Pioneer, was opened in 1965 and is regulated by the Nevada Department of Business & Industry, Financial Institutions Division (the "Division") and by the FDIC, its primary federal regulator and the insurer of its deposits.

         Primary Market Area

         Pioneer conducts its banking business through its main office in Reno and 14 branches located throughout Nevada in the cities of Reno (three branches), Las Vegas (six branches), Carson City (two branches), Henderson (two branches) and Sparks (one branch). Pioneer focuses its banking and other services on individuals, professionals and small to medium-sized businesses throughout its market area. At March 31, 1999, Pioneer had total consolidated assets of $1.07 billion.

         Competition

         In the very competitive Reno and Las Vegas areas, Pioneer competes with a number of international banking groups, out-of-state banking companies, state-wide banking organizations, several local community banks, savings banks, savings and loans and credit unions throughout its market area. Pioneer's principal market area is divided into three separate regions based upon population and the presence of banking offices. In the northern part of Nevada, the delineated communities are Washoe County and Carson City. These communities include the cities of Reno, Sparks,

Carson City, and Incline Village. To the south, Pioneer Citizens Bank of Nevada has delineated Clark County, including the cities of Las Vegas, North Las Vegas, Henderson, Boulder City and Summerlin. Pioneer is Nevada's sixth largest commercial bank and the state's largest independent community bank.

         Services Provided

         Lending Activities. Pioneer Citizens Bank of Nevada offers and encourages applications for a variety of secured and unsecured loans to help meet the needs of its communities, dependent upon Pioneer Citizens Bank of Nevada's financial condition and size, legal impediments, local economic conditions and consistency with safe and sound operating practices. While specific credit programs may vary from time to time, based on the bank's policies and market conditions, every effort is made to encourage applications for the following credit services throughout its communities.

         Consumer Loans. A variety of consumer loans are offered by Pioneer Citizens Bank of Nevada including personal loans, motor vehicle loans, boat loans, recreational vehicle loans, home improvement loans, home equity loans, open-end credit lines, both secured and unsecured and overdraft protection credit lines. Pioneer Citizens Bank of Nevada credit cards are also offered in affiliation with MBNA America Bank, N.A.

         In 1998, Pioneer Citizens Bank of Nevada implemented a consumer phone-in lending service, available 24 hours a day and 7 days a week. Callers may apply over the phone for almost any type of consumer loan offered, or may simply call for information or credit rates.

         Real Estate Loans. Pioneer Citizens Bank of Nevada offers home improvement loans and home equity loans and credit lines. Loans for construction, rehabilitation or repurchase of commercial, industrial and residential development projects are also available through Pioneer Citizens Bank of Nevada.

         Business Loans. A wide range of loans and open-end credit arrangements are offered by Pioneer Citizens Bank of Nevada to businesses of every size from small sole proprietorships to large corporate entities, with purposes ranging from working capital and inventory acquisition to equipment purchases and business expansion. Pioneer Citizens Bank of Nevada also offers commercial leasing and participates in the Small Business Administration (SBA) financing programs.

         Agricultural Loans. Pioneer Citizens Bank of Nevada offers loans for agricultural and ranching purposes. These include expansion loans, short-term working capital loans, equipment loans and cattle or livestock loans.

         Pioneer Citizens Bank of Nevada evaluates each type of lending activity detailed above to determine the level of credit, market, and economic risk on each individual credit in relation to its overall credit portfolio. Some examples of this include recession, interest rate movement, and fraud. These risks are involved in all segments of lending and vary according to the borrower's relationship with Pioneer Citizens Bank of Nevada and the economic factors on a local, regional, national and to some extent, international level.

         In order to help mitigate these risks, the board has approved specific lending policies and procedures for Pioneer Citizens Bank of Nevada and is responsible for the implementation of these policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals and interest rates. The loan policies also vest varying levels of loan authority in management, Pioneer Citizens Bank of Nevada's loan committee, and the board of directors. In addition, the Pioneer Citizens Bank of Nevada's audit function provides secondary loan review to maintain credit standards. These procedures, in combination with experienced credit personnel, have created a strong credit culture as evidenced by the Pioneer Citizens Bank of Nevada's low level of loan losses in comparison to industry averages over the last five years.

         Pioneer Citizens Bank of Nevada also continues to improve the level of risk management systems to measure and manage all types of risk within its loan portfolio. This provides greater understanding of industry, product and area concentration risk to establish loan policy and target markets for loan development.

         Management of Pioneer Citizens Bank of Nevada monitors lending activities through weekly loan committee meetings, monthly reporting and periodic loan reviews by external auditors. Pioneer Citizens Bank of Nevada uses these strong internal systems in combination with involvement in local and national organization, continuing education, and seminars to understand and anticipate future economic risks, which Pioneer Citizens Bank of Nevada views as the single greatest factor in determining risk management policy.

         Deposit Services. Pioneer Citizens Bank of Nevada offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to Pioneer Citizens Bank of Nevada's primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

         Investment Services. Pioneer Citizens Bank of Nevada provides alternative investment services through a third party vendor, including annuities, securities, mutual funds and discount brokerage services to its customers. Pioneer Citizens Bank of Nevada offers these products in a manner consistent with the principles of prudent and safe banking and in compliance with applicable laws, rules, regulations and regulatory guidelines. Pioneer Citizens Bank of Nevada also offers investment services to its trust department customers.

         Other Services. These services include automated teller machines
(ATMs), ATM access cards, point-of-sale (POS) debit card (Master Card's Master Money(TM)), check guarantee cards, safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, cash management services, trust services, and investment services.

         Pioneer Citizens Bank of Nevada offers "Bank-By-Phone," a service which allows retail customers 24-hour access to deposit and loan account information, and a customer service center for account inquiries. Pioneer Citizens Bank of Nevada is a member of the "Star" and "Plus" ATM networks.

                         PIONEER SELECTED FINANCIAL DATA

         The following year-end financial data of Pioneer are derived from Pioneer's historical audited financial statements. The interim financial information has been derived from unaudited financial statements of Pioneer. Pioneer believes that these financial statements include all adjustments of a normal, recurring nature and all disclosures that are necessary for a fair statement of the results for the unaudited interim periods. Results for the interim periods do not necessarily indicate which may be expected for any interim or annual period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related footnotes contained elsewhere in this Registration Statement.


                                              At or For the
                                           Three Months Ended
                                                March 31,                   At or For the Fiscal Year Ended December 31,
                                         -----------------------   --------------------------------------------------------------
                                         (unaudited)  (unaudited)
                                            1999         1998         1998         1997         1996         1995         1994
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (In thousands, except per share data)
Consolidated Statements of
Earnings Data:
  Total interest income ..............   $   18,613   $   15,978   $   68,866   $   55,624   $   42,364   $   36,738   $   26,762
  Total interest expense .............        7,480        6,601       28,745       21,694       15,844       13,010        7,282
  Net interest income ................       11,133        9,377       40,121       33,930       26,520       23,728       19,480
  Provision for loan losses ..........          510          360        2,125        1,300        1,015        1,155          990
      Net interest income after
         provision for loan losses ...       10,623        9,017       37,996       32,630       25,505       22,573       18,490
  Gain (loss) on sale of securities ..           24           11        2,016          111           10           36          (18)
  Total other income .................        2,113        1,805        8,235        7,475        5,381        4,414        3,673
  Total other expense ................        8,428        6,591       30,002       23,716       19,332       16,738       13,589
      Income before taxes ............        4,332        4,242       18,245       16,500       11,564       10,285        8,556
  Income taxes .......................        1,087        1,200        4,954        4,956        3,480        3,282        2,726
      Net income .....................   $    3,245   $    3,042   $   13,291   $   11,544   $    8,084   $    7,003   $    5,830


                                       77


  Net income per share
      Basic ..........................   $     0.34   $     0.32   $     1.40   $     1.24   $     0.87   $     0.75   $     0.63
      Diluted ........................         0.34         0.32         1.39         1.20         0.84         0.73         0.60
  Average weighted common
  shares outstanding*
      Basic ..........................        9,548        9,445        9,495        9,337        9,317        9,315        9,315
      Diluted ........................        9,568        9,493        9,528        9,582        9,658        9,651        9,637
Consolidated Balance Sheet Data
(at period end):
Total assets .........................   $1,075,524   $  905,697   $1,031,257   $  851,261   $  631,137   $  499,456   $  416,353
Net loans ............................      610,598      457,030      576,105      434,548      351,896      286,706      221,690
Deposits .............................      940,902      778,512      899,747      739,778      563,477      432,575      382,253
Shareholders' equity .................       69,449       57,413       67,554       54,057       40,997       33,002       24,985

Number of branches ...................           13           11           13           11           10            9            8

------------------------------------

* Earnings per share are computed on the basis of the weighted average number of shares outstanding plus the common stock equivalents which would arise from the exercise of stock options. Weighted shares outstanding are adjusted retroactively for the effect of stock splits and dividends.


                                      Years ended December 31,
                                      ------------------------
KEY FINANCIAL RATIOS                   1998     1997     1996
                                      ------   ------   ------
Return on average assets .......       1.46%    1.57%    1.47%
Return on average equity .......      22.28%   24.38%   22.05%
Average equity to average assets       6.55%    6.44%    6.67%



PIONEER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Statements made in this report that state the intentions, beliefs, expectations or predictions of the future by Pioneer or its management are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Pioneer's actual results could differ materially from those projected in such forward-looking statements.


Three Months Ended March 31, 1999 and 1998

Overview

         Total assets grew 4% from December 31, 1998 to March 31, 1999. Total net loans and total deposits grew 6% and 5%, respectively, during the first quarter of 1999. The real estate loan category accounted for the majority of the loan growth in the quarter, while time deposits generated the largest amount of deposit growth. Cash and cash equivalent balances increased 22% from December 31, 1998 to March 31, 1999 due to the large build up in the fed funds sold category that was driven primarily by substantial increases in commercial customer account balances in anticipation of the April tax payment date. The first quarter 1999 net 5% decrease in the premises and equipment category is due to the sale and leaseback of the Eastgate (Henderson) branch facility built in 1998. The net deferred tax asset category increase of 33% during the first quarter of 1999 was caused by the recognition of the tax effect of the substantial decrease in the available for sale securities unrealized gain as of December 31, 1998 to an unrealized loss at March 31, 1999.

         For the three months ended March 31, 1999 average total assets of Pioneer were $1.038 billion, a 21% increase over the $856 million average asset total for the three months ended March 31, 1998. Average total net loans, investment securities, and interest-bearing liabilities grew 33%, 20% and 23% respectively during the three month period ended March 31, 1999 compared to the three months ended March 31, 1998. The growth can be attributed to expansion of Pioneer Citizens Bank of Nevada's branch system from 10 to 13 as well as expansion of the two major commercial and real estate lending centers in Las Vegas and Reno.

         Pioneer's net income for the three months ended March 31, 1999 increased 7% over the three month period ended March 31, 1998. As Pioneer Citizens Bank of Nevada aggressively opened new branch facilities, increased staffing levels, and responded to the competitive loan rate environment, net income growth trended under the double digit increases that have been experienced in the past. As the loan portfolio has grown substantially, the provision for loan and lease losses has been increased accordingly. For the three month period ended March 31, 1999 this provision increased 42% over the same period in 1998.

         The following tables summarize, by loan category and portfolio percentages, transactions in the allowance for loan losses and the allocation of the allowance for the indicated periods:

Allocation of the Allowance for Loan Losses and Non-Accrual Loans Detail (dollars in thousands)

                            March 31, 1999
                            ----------------------------------------------------
                            Percent of
                             Loans to                                Non-Accrual
                            Total Loans  Gross Loans    Allowance       Loans
                            -----------  -----------   -----------   -----------
Commercial .............         23.9%   $   148,440   $     1,708   $       314
Real Estate ............         68.9%       427,175         4,923            47
Agricultural ...........          0.1%           557             7          --
Installment ............          5.2%        32,477           372            12
State and Municipal ....          1.4%         8,864           100          --
Leases .................          0.5%         2,786            35          --
                            -----------  -----------   -----------   -----------
                                100.0%   $   620,299   $     7,145   $       373
                            ===========  ===========   ===========   ===========

                            December 31, 1998
                            ----------------------------------------------------
                            Percent of
                             Loans to                                Non-Accrual
                            Total Loans  Gross Loans    Allowance       Loans
                            -----------  -----------   -----------   -----------
Commercial .............         25.9%   $   151,691   $     1,816   $       684
Real Estate ............         66.9%       391,587         4,688            98
Agricultural ...........          0.1%           462             5          --
Installment ............          5.5%        32,211           386            12
State and Municipal ....          1.4%         8,380           100          --
Leases .................          0.2%           714             9          --
                            -----------  -----------   -----------   -----------
                                100.0%   $   585,045   $     7,004   $       794
                            ===========  ===========   ===========   ===========

                            March 31, 1998
                            ----------------------------------------------------
                            Percent of
                             Loans to                                Non-Accrual
                            Total Loans  Gross Loans    Allowance       Loans
                            -----------  -----------   -----------   -----------
Commercial .............         26.5%   $   123,293   $     1,606   $     1,570
Real Estate ............         65.6%       305,014         3,975          --
Agricultural ...........         --             --            --            --

Installment ............          6.9%        31,926           418            20
State and Municipal ....          1.0%         4,758            60          --
Leases .................         --             --            --            --
                            -----------  -----------   -----------   -----------
                                100.0%   $   464,991   $     6,059   $     1,590
                            ===========  ===========   ===========   ===========

Analysis of the Allowance For Loan Losses
(dollars in thousands)
                                              For the Three
                                               Months Ended
                                                March 31,
                                              1999      1998
                                             ------    ------
         BEGINNING BALANCE ..............    $7,004    $5,773

         CHARGE-OFFS
            Commercial ..................       266        50
            Real Estate .................      --        --
            Installment Loans ...........       127        41
                                             ------    ------
                 Total Charge-offs ......       393        91

         RECOVERIES .....................        24        17
                                             ------    ------
         NET CHARGE-OFFS ................       369        74

         PROVISION ......................       510       360
                                             ------    ------
         ENDING BALANCE .................    $7,145    $6,059
                                             ======    ======
         Ratio of net charge-offs to
         average loans outstanding ......      0.25%     0.07%



Net Interest Income

The following table provides information on net interest income for the periods indicated, setting forth average balances of interest-earning assets and interest-bearing liabilities, the interest income earned and interest expense recorded thereon and the resulting average yield-cost ratios:

Average Balance sheets and Analysis of Net Interest Earnings
(dollars in thousands)

For the three months ended:                                 3/31/99
                                                Average       Int
                                                Balance  Income/Expense    Yield
                                              ----------   ----------   ----------
Loans, net (1) ............................   $  590,428   $   13,544         9.30%
Securities (2) ............................      305,774        4,381         5.81%
Federal Funds Sold ........................       58,894          688         4.74%
                                              ----------   ----------   ----------
   Total Earning Assets ...................   $  955,096   $   18,613         7.90%

Cash and Due Banks ........................       49,388
Bank Premises and Equipment, net ..........       18,192
Other Assets ..............................       15,666
                                              ----------
   Total Assets ...........................   $1,038,342
                                              ==========


                                       80

Time Deposits of $100,000 or more .........   $  123,385   $    1,572         5.17%
Other Interest-Bearing Deposits ...........      583,106        5,286         3.68%
Repurchase Agreements .....................       56,773          622         4.44%
                                              ----------   ----------   ----------
   Total Interest-Bearing Liabilities .....   $  763,264   $    7,480         3.97%

Noninterest-Bearing Deposits ..............      204,106
Other Liabilities .........................        3,061
Shareholders' Equity ......................       67,911
                                              ----------
   Total Liabilities and Shareholders'
   Equity .................................   $1,038,342
                                              ==========

                                                           ----------
Net Interest Income .......................                $   11,133
                                                           ==========
Net Yield on Interest Earning Assets ......                                   4.73%


For the three months ended:                                 3/31/98
                                                Average       Int
                                                Balance  Income/Expense    Yield
                                              ----------   ----------   ----------
Loans, net (1) ............................   $  443,369   $   11,163        10.21%
Securities (2) ............................      254,586        3,604         5.74%
Federal Funds Sold ........................       88,622        1,211         5.54%
                                              ----------   ----------   ----------
   Total Earning Assets ...................   $  786,577   $   15,978         8.24%

Cash and Due Banks ........................       45,119
Bank Premises and Equipment, net ..........       11,467
Other Assets ..............................       12,581
                                              ----------
   Total Assets ...........................   $  855,744
                                              ==========

Time Deposits of $100,000 or more .........   $   48,723   $      647         5.39%
Other Interest-Bearing Deposits ...........      514,352        5,245         4.14%
Repurchase Agreements .....................       55,984          709         5.14%
                                              ----------   ----------   ----------
   Total Interest-Bearing Liabilities .....   $  619,059   $    6,601         4.32%

Noninterest-Bearing Deposits ..............      177,490
Other Liabilities .........................        3,304
Shareholders' Equity ......................       55,891
                                              ----------
   Total Liabilities and Shareholders'
   Equity .................................   $  855,744
                                              ==========

                                                           ----------
Net Interest Income .......................                $    9,377
                                                           ==========
Net Yield on Interest- Earning Assets .....                                   4.83%

(1) Non-accrual loans are included in the average balance, but interest on such loans is not recognized in the interest income.
(2) Municipal interest income is not tax equivalized.

         The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the preceding year.

Changes Due to Volume and Rate
(dollars in thousands)

For the three months ended                  3/31/99 vs. 3/31/98
                                         Changes due to
                                        Volume      Rate      Total
                                       -------    -------    -------
Loans, net .........................   $ 3,442    $(1,060)   $ 2,382
Securities .........................       733         43        776
Federal Funds Sold .................      (365)      (158)      (523)
                                       -------    -------    -------
   Total ...........................   $ 3,810    $(1,175)   $ 2,635

Time Deposits of $100,000 or more ..   $   952    $   (27)   $   925
Other Interest-Bearing Deposits ....       658       (617)        41
Repurchase Agreements ..............        10        (97)       (87)
                                       -------    -------    -------
   Total ...........................   $ 1,620    $  (741)   $   879
                                       -------    -------    -------
Net Interest Income ................   $ 2,190    $  (434)   $ 1,756
                                       =======    =======    =======

NOTE - The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.


         For the three month period ended March 31, 1999, net interest income increased 19% from the same period in 1998. Interest income and interest expense increased 16% and 13%, respectively, for the three months ended March 31, 1999 compared to the three months ended March 31, 1998. Pioneer Citizens Bank of Nevada's net interest margin at March 31 for the years 1999 and 1998 was 4.73% and 4.83%, respectively. The 10 basis point decrease in the net interest margin can be primarily attributed to the substantial decrease in the yield received on the loan portfolio. On a tax equivalent basis, the net interest margin was 4.98% and 5.04% at March 31 for the years 1999 and 1998, respectively. The unfavorable rate variance in the loan and federal funds sold categories have been more than offset by the favorable volume increases in the loan and securities categories. In addition, the decrease in deposit rates has been a favorable development, which partially offset the unfavorable earning asset rate variance. Management believes that competition between banks and other financial services companies will continue to keep loan rates down while deposit rates will probably not decrease from current levels due to this same competitive environment.

Non-Interest Income

         The following table details dollar amount and percentage changes of certain categories of non-interest income for the periods indicated:

-------------------------------------------------------------------------------------------------------------------------
NON-INTEREST INCOME
(dollars in thousands)
For three months ended:                        3/31/99                                3/31/98
                                                                         Percent                                Percent
                                                             % of         Change                    % of         Change
                                                Amount       Total      Prev. Year     Amount       Total      Prev. Year
                                              ---------    ---------    ---------    ---------    ---------    ---------
Service Charges on Deposit Accounts .......   $     847         39.6%        10.9%         764         42.0%         7.5%
Merchant Credit Card Income ...............         549         25.7%        17.3%         468         25.8%         7.1%
Trust Department Income ...................         408         19.1%        14.3%         357         19.7%        10.9%
Gain on Sale of Securities Available for
     Sale .................................          24          1.1%       118.2%          11          0.6%        --
ATM Network Fees Earned ...................          93          4.4%        45.3%          64          3.5%        20.8%
Other Income ..............................         216         10.1%        42.1%         152          8.4%        14.3%
                                              ---------    ---------    ---------    ---------    ---------    ---------
                                              $   2,137        100.0%        17.7%   $   1,816        100.0%         9.7%

         Service charges on deposits continue to be a focal point of non-interest income growth from period to period as this category continues to be approximately 40% of the total. Fee increases contemplated in late 1998 and instituted in late first quarter 1999 have contributed to the increase in period to period growth rate of service charges from 7.5% to almost 11%. It is anticipated that service charge income will continue to grow as the full effect of the fee adjustments are realized on into 1999. Merchant credit card and trust department income both experienced double digit increases from the 1998 first quarter period due to increased volume within the business categories over the previous year. Higher period to period ATM usage has also been a favorable development and has increased the contribution of this category to the total.

Non-Interest Expense

         The following table details dollar amount and percentage changes of certain categories of non-interest expense for the periods indicated:

-------------------------------------------------------------------------------------------------------------------------
NON-INTEREST EXPENSE
(dollars in thousands)
For three months ended:                        3/31/99                                3/31/98
                                                                         Percent                                Percent
                                                             % of         Change                    % of         Change
                                                Amount       Total      Prev. Year     Amount       Total      Prev. Year
                                              ---------    ---------    ---------    ---------    ---------    ---------
Salaries and Employee Benefits ............   $   3,975         47.2%        26.4%   $   3,144         47.7%        25.2%
Occupancy and Equipment ...................       1,847         21.9%        55.3%       1,189         18.1%        35.4%
Merchant Credit Card Expense ..............         489          5.8%        22.9%         398          6.0%         2.6%
Marketing/Advertising .....................         209          2.5%        50.4%         139          2.1%        17.8%
Other Expense .............................       1,908         22.6%        10.9%       1,721         26.1%        18.7%
                                              ---------    ---------    ---------    ---------    ---------    ---------
                                              $   8,428        100.0%        27.9%   $   6,591        100.0%        23.3%

         As Pioneer has grown and expanded the branch network and product offerings, the salaries and benefit category continues to be the largest non-interest expense category with over 47% of the total. However, occupancy and expense has had the highest growth rates for period to period comparisons due to facilities expansion and branch construction. Marketing and advertising expense increased substantially as management of the Bank chose to focus on more extensive campaigns in the high growth Las Vegas area.

         Pioneer experienced a 300 basis point decrease in its effective federal income tax rate from the 28% rate at March 31, 1998. This decrease in effective tax rate is due to the substantial 49% increase to tax-exempt income booked during the three months ended March 31, 1999 versus the same period ended March 31, 1998.

Fiscal Years Ended 1998, 1997 and 1996

Overview

         For 1998, Pioneer realized record annual earnings of $13,291,000 and $1.39 per share (diluted) on an after-tax basis. This is a 15% increase in net earnings over 1997's $11,544,000 and $1.20 per share (diluted). These results represent the ninth consecutive year of increased earnings. Return on equity and return on assets, common measures of bank performance, totaled 22.28% and 1.46%, respectively, compared to 24.38% and 1.57% in 1997. Pioneer paid a 10% stock dividend in March 1999 and in February 1998 and declared a three-for-two stock split in July 1998. All per share data computations are calculated after giving retroactive effect to stock dividends and stock splits.

         Total assets reached $1,031,257,000, a 21% increase from $851,261,000 in 1997. Total loans also experienced record growth to $576,105,000 from the $434,548,000 level at the end of 1997. Total deposits grew from $739,778,000 to $899,747,000 at December 31, 1998. These amounted to 33% and 22% growth rates, respectively. Performance at Pioneer over the past three years has largely been the result of a continued commitment to an aggressive branch expansion plan and high levels of customer services in terms of suitable branch staffing levels, local decision making authority, competitive pricing and face-to-face business development efforts.

         Net income for 1998 included after-tax net gains of $1,310,000 on sales of $60,914,000 par value available-for-sale securities.

         Pioneer's net interest margin at December 31, 1998 was 4.72%, as compared to 5.13% at December 31, 1997 and 5.44% at December 31, 1996. On a tax equivalent basis, the net interest margin was 4.92% at December 31, 1998, 5.28% at December 31, 1997 and 5.57% at December 31, 1996.

         In the past year, Pioneer opened two new Las Vegas/Henderson area branches and completed the transition from a temporary facility to the permanent building at another Las Vegas location. Initial plans for 1999 include two additional branch locations, one in the Reno/Sparks area and one in the Las Vegas area. Also, conversion of Pioneer's North Carson City ATM/night drop facility into a full service branch is planned for 1999. Pioneer management continues to believe that strategically locating branches in high growth areas within southern and northern Nevada is a desirable way of fueling the future growth prospects of Pioneer.

Balance Sheet Analysis

     Average earning assets as a percentage of average total assets was 92% for 1998, as compared to 90% for 1997. Earning assets grew 21% to $939,287,000 at December 31, 1998. Interest-bearing liabilities grew 24% to $735,410,000 at December 31, 1998.

Loans

         The loan portfolio continues to be the largest component of earning assets and the 33% growth in 1998 of that component has resulted in a favorable increase in earnings for Pioneer. However, competition for loan business has been keen with non-bank and traditional bank competitors willing to lend at substantially lower rates than were offered just last year. If loan yields continue to be driven down by this intense competition, Pioneer's future earnings could be adversely effected. Pioneer Citizens Bank of Nevada will continue to be an aggressive force in its lending markets while actively managing portfolio with safety and soundness as important objectives.

         Pioneer Citizens Bank of Nevada started a leasing program in 1998 to serve both the northern and southern regions. It is management's intention to favorably increase the overall yield of the loan portfolio with this program. Pioneer Citizens Bank of Nevada has also increased its presence in the tax-exempt loan market as evidenced by the 371% growth in the state and municipal obligations category.

         In 1997, the total loan portfolio increased 23% with real estate loans contributing the highest growth, 28%, in the portfolio from 1996. Interim construction and land development lending grew 46% as it continued to be a very important growth area for Pioneer Citizens Bank of Nevada's real estate portfolio. The real estate portfolio has been 60 plus percent of the total portfolio for the last five years while incurring very low charge-off totals over that period.

         Classification of Loans

         Pioneer Citizens Bank of Nevada is required under applicable law and regulations to review their loans on a regular basis and to classify them as "satisfactory," "special mention," "substandard," "doubtful" or "loss." A loan which possesses no apparent weakness or deficiency is designated "satisfactory." A loan which possesses weaknesses or deficiencies deserving close attention is designated as "special mention." A loan is generally classified at "substandard" if it possesses a well-defined weakness and the Bank will probably sustain some loss if the weaknesses or deficiencies are not corrected. A loan is classified as "doubtful" if a probable loss of principal and/or interest exists but the amount of the loss, if any, is subject to the outcome of future events which are undeterminable at the time of classification. If a loan is classified as "loss," Pioneer Citizens Bank of Nevada either establishes a specific valuation allowance equal to the amount classified as loss or charges off such amount.

         Non-accrual loans are those which have become delinquent for more than 90 days. Placement of loans on non-accrual status does not necessarily mean that the outstanding loan principal will not be collected but rather than timely collection of principal and interest is in question. When a loan is placed on non-accrual status, interest accrued but not received is reversed. The amount of interest income which would have been recorded in fiscal 1998, 1997, 1996, 1995 and 1994 on non-accrual loans was $42,000, $40,000, $29,000, $38,000 and $0, respectively. A non-accrual loan may be restored to accrual status when principal and interest payments are brought current or when brought to 90 days or less delinquent and continuing payment of principal and interest is expected.

         The Allowance for Loan Losses

         The allowance for loan losses is based upon management's assessment of various factors including, but not limited to, current and future economic trends, historical loan losses, delinquencies, underlying collateral values, as well as current and potential risks identified in the loan portfolio.

         The following tables summarize, by loan category and portfolio percentages, transactions in the allowance for loan losses and the allocation of the allowance for the last five years.

                   Allocation of the Allowance for Loan Losses
                          and Non-Accrual Loans Detail
                             (dollars in thousands)

                                          December 31, 1998
                         ---------------------------------------------------
                         Percent of
                          Loans to                               Non-Accrual
                         Total Loans   Gross Loans   Allowance      Loans
                         -----------   -----------  -----------  -----------
Commercial ............         25.9%  $   151,691  $     1,816  $       684
Real Estate ...........         66.9       391,587        4,688           98
Agricultural ..........          0.1           462            5         --
Installment ...........          5.5        32,211          386           12
State and Municipal ...          1.4         8,380          100         --
Leases ................          0.2           714            9         --
                         -----------   -----------  -----------  -----------
                               100.0%  $   585,045  $     7,004  $       794
                         ===========   ===========  ===========  ===========


                                          December 31, 1997
                         ---------------------------------------------------
                         Percent of
                          Loans to                               Non-Accrual
                         Total Loans   Gross Loans   Allowance      Loans
                         -----------   -----------  -----------  -----------
Commercial ............         26.9%  $   118,862  $     1,553  $       793
Real Estate ...........         65.5       289,590        3,783          127
Agricultural ..........         --              70            1         --
Installment ...........          7.2        31,647          413         --
State and Municipal ...          0.4         1,781           23         --
Leases ................         --            --           --           --
                               100.0%  $   441,950  $     5,773  $       920
                         ===========   ===========  ===========  ===========


                                          December 31, 1996
                         ---------------------------------------------------
                         Percent of
                          Loans to                               Non-Accrual
                         Total Loans   Gross Loans   Allowance      Loans
                         -----------   -----------  -----------  -----------
Commercial ............         29.6%  $   106,089  $     1,458  $       162
Real Estate ...........         63.1       226,018        3,106        1,309
Agricultural ..........         --            --           --           --
Installment ...........          6.9        24,633          338           66
State and Municipal ...          0.4         1,512           21         --
Leases ................         --            --           --           --
                         -----------   -----------  -----------  -----------
                               100.0%  $   358,252  $     4,923  $     1,537
                         ===========   ===========  ===========  ===========


                                          December 31, 1995
                         ---------------------------------------------------
                         Percent of
                          Loans to                               Non-Accrual
                         Total Loans   Gross Loans   Allowance      Loans
                         -----------   -----------  -----------  -----------
Commercial ............         31.6%  $    92,169  $     1,267  $      --
Real Estate ...........         60.2       175,787        2,416        1,652
Agricultural ..........         --            --           --           --
Installment ...........          8.0        23,331          320         --
State and Municipal ...          0.2           512            7         --
Leases ................         --            --           --           --
                         -----------   -----------  -----------  -----------
                               100.0%  $   291,799  $     4,010  $     1,652
                         ===========   ===========  ===========  ===========

                                          December 31, 1994
                         ---------------------------------------------------
                         Percent of
                          Loans to                               Non-Accrual
                         Total Loans   Gross Loans   Allowance      Loans
                         -----------   -----------  -----------  -----------
Commercial ............         26.9%  $    60,798  $       820  $      --
Real Estate ...........         64.9       146,544        1,977         --
Agricultural ..........          0.2           354            5         --
Installment ...........          7.8        17,631          238         --
State and Municipal ...          0.2           530            7         --
Leases ................         --            --           --           --
                         -----------   -----------  -----------  -----------
                               100.0%  $   225,857  $     3,047  $      --
                         ===========   ===========  ===========  ===========




ANALYSIS OF THE ALLOWANCE             For the Years Ended December 31,
FOR LOAN LOSSES                  ------------------------------------------
 (dollars in thousands)           1998     1997     1996     1995     1994
                                 ------   ------   ------   ------   ------
BEGINNING BALANCE .............  $5,773   $4,923   $4,010   $3,047   $2,509

CHARGE-OFFS
  Commercial ..................     619      406       96      167      395
  Real Estate .................    --       --       --         54     --
  Installment Loans ...........     366      128      114       29      168
                                 ------   ------   ------   ------   ------
     Total Charge-offs ........     985      534      210      250      563

RECOVERIES ....................      91       84      108       58      111
                                 ------   ------   ------   ------   ------
NET CHARGE-OFFS ...............     894      450      102      192      452

PROVISION .....................   2,125    1,300    1,015    1,155      990
                                 ------   ------   ------   ------   ------
ENDING BALANCE ................  $7,004   $5,773   $4,923   $4,010   $3,047
                                 ======   ======   ======   ======   ======
Ratio of net charge-offs to
average loans outstanding .....    0.18%    0.12%    0.03%    0.07%    0.21%

             The following table details loan repricing information for fixed and variable rate loans.

                      Maturity and Repricing for the Bank's
                       Loan Portfolio at December 31, 1998
                                 (in thousands)

LOAN REPRICING                                Fixed      Variable     Total
                                              Rate         Rate       Loans
                                            ---------   ---------   ---------
0-90 days ...............................   $  11,120   $ 236,145   $ 247,265
91-365 days .............................      18,958       9,783      28,741
1 year-5 years ..........................      95,741      84,271     180,012
5 years or more .........................     120,602       6,489     127,091
                                            ---------   ---------   ---------
                                            $ 246,421   $ 336,688   $ 583,109
Loans on which the accrual of interest
has been discounted .....................        --          --          --
                                            ---------   ---------   ---------
                                            $ 246,421   $ 336,688   $ 583,109

Allowance for Loan Losses ...............        --          --     $  (7,004)
                                            ---------   ---------   ---------
                                            $ 246,421   $ 336,688   $ 576,105


Investments

         The investment portfolio is the second largest earning asset category and is comprised mostly of securities categorized as available-for-sale.

         The carrying value of the available-for-sale securities portfolio grew 28% to $269,476,000 at December 31, 1998 from $211,004,000 at December 31, 1997.
The carrying value of the held-to-maturity securities portfolio grew 13% to $46,102,000 from $40,861,000. Pioneer continues to invest more excess funds into the available-for-sale portfolio so as to have more flexibility in managing the investment portfolio assets. In 1998, Pioneer Citizens Bank of Nevada began to shift more investment dollars to U.S. agency debentures from direct U.S. government notes and bonds due to the more favorable yield levels of the agency securities. A large part of the U.S. Agency securities growth for 1998 came in the category of high quality mortgage-backed securities and collateralized mortgage obligations. These investments have extended slightly the duration of the total investment portfolio, however, Pioneer Citizens Bank of Nevada received more favorable yields. Both the available-for-sale portfolio as well as the held-to-maturity portfolio have average durations of approximately 60 months.

         Pioneer also substantially increased its overall investment in municipal securities during 1998. The combined (available-for-sale and held-to-maturity) tax-exempt municipal portfolio grew 68% during 1998. Pioneer has experienced a favorable decrease in its effective tax rate due to the growth in tax-exempt holdings. Management does not anticipate reaching an amount in total tax-exempt investments that would warrant alternative minimum tax treatment.

         The average federal funds balance for 1998 was only 8% over that of 1997's average, which was in turn 142% more than 1996 average balance.

         In 1997, Pioneer Citizens Bank of Nevada began to shift more investment dollars into the U.S. agency market. Higher yields for fairly equal risk and increased use as collateral for public funds pledging and repurchase agreement transactions, were reasons for the high growth in U.S. agency investment. Tax-exempt municipal bond investments grew substantially also as Pioneer Citizens Bank of Nevada continued to lower its effective tax rate.

         The following table displays investment securities balances and repricing information for the portfolio.

                                            Investment Portfolio Detail
                                       (carrying value dollars in thousands)
                                                as of December 31,
                                                  Percentage                    Percentage
                                                    Change                        Change
                                      1998       Previous Year      1997       Previous Year      1996
                                  ------------   ------------   ------------   ------------   ------------
U.S. Treasuries ...............   $     52,962          (56.7%) $    122,347           18.3%  $    103,410
U.S. Agencies .................        164,219          131.9%        70,801          150.3%        28,287
State, County, and Municipal ..         98,397           67.6%        58,717           83.1%        32,065
                                  ------------   ------------   ------------   ------------   ------------
Total .........................   $    315,578           25.3%  $    251,865           53.8%  $    163,762
                                  ============   ============   ============   ============   ============


As of December 31, 1998
Maturing Within                       One           One to        Five to
(in thousands)                        Year        Five Years     Ten Years    Over Ten Years     Total
                                  ------------   ------------   ------------   ------------   ------------
U.S. Treasuries ...............   $     32,410   $     20,552   $       --     $       --     $     52,962
U.S. Agencies .................          7,299         44,697         33,102         79,121        164,219
State, County, and Municipal ..          2,144         16,911         58,625         20,717         98,397
                                  ------------   ------------   ------------   ------------   ------------
Total .........................   $     41,853   $     82,160   $     91,727   $     99,838   $    315,578
                                  ============   ============   ============   ============   ============

         Deposits

         Pioneer Citizens Bank of Nevada continues to gather most of its deposit base from small business sources. The retail base continues to grow with new and improved product offerings, however, management recognizes that customer service, not a vast retail branch network, is going to be the key to Pioneer Citizens Bank of Nevada's retail growth. In 1998, Pioneer Citizens Bank of Nevada experienced some changes in the typical sources of deposit growth as well as the ever increasing competition for deposit dollars. While interest-bearing deposits grew 26% over 1997, the certificates of deposit portion of that total grew by 108%. In previous years, much of Pioneer Citizens Bank of Nevada's growth has been in money market and tiered interest accounts. Money market account balances actually decreased 9% due to a large municipal entity closing an account relationship in June. Pioneer Citizens Bank of Nevada planned for this eventuality by carrying a larger than normal federal funds position in the first months of 1998. Including the closure of the municipal account, money market balances would have grown approximately 10%.

         Like many community banks, more competition for deposits is coming from mutual funds, high yield money market accounts and other non-bank investment opportunities. Pioneer Citizens Bank of Nevada has responded by remaining very competitive in the traditional deposit products as well as offering repurchase agreements and a commercial sweep product to business customers.

         As evidence of the trend toward more interest-bearing deposits at Pioneer Citizens Bank of Nevada, average noninterest-bearing deposits decreased as a percentage of average total interest-bearing liabilities in 1998 to 29% from 31% and 32% for the years 1997 and 1996, respectively.

     Total deposits grew 31% in 1997 with noninterest-bearing balances growing 28% and interest-bearing deposits growing 33% over 1996 balances. Money market accounts (personal, business and public) grew to $277 million at December 31, 1997 from $211 million at December 31, 1996. In

1997, customers enjoyed increased access to their deposits through Pioneer Citizens Bank of Nevada's introduction of a debit card product and a 24-hour automated bank-by-phone line.

         The following table details repricing information for Pioneer Citizens Bank of Nevada's time deposits.


                  Time Deposit Maturities at December 31, 1998
                                 (in thousands)

TIME DEPOSIT MATURITIES         Under $100,000      $100,000 or more   Total Time Deposits
                              ------------------   ------------------   ------------------
0-90 days .................   $           21,167   $           41,099   $           62,266
91-180 days ...............               19,423               20,210               39,633
181-365 days ..............               40,925               35,552               76,477
Over 1 year ...............               17,583               12,289               29,872
                              ------------------   ------------------   ------------------
                              $           99,098   $          109,150   $          208,248

         Borrowing

         As part of Pioneer's funds management and liquidity plan, Pioneer Citizens Bank of Nevada has arranged to have short-term and long-term borrowing facilities available. The short-term and overnight facilities are federal funds purchasing lines as reciprocal arrangements to the federal funds selling agreements in place with various correspondent banks. These borrowings are generally unsecured. For long-term funding needs, the Bank has credit available of $10.9 million immediately and up to 30% of assets with additional collateral through the Federal Home Loan Bank of San Francisco. At December 31, 1998, Pioneer Citizens Bank of Nevada did not have term borrowings outstanding.

         Capital

         Pioneer continues to exceed the regulatory capital levels for a "well-capitalized" bank. As total assets have grown at a substantial rate, the capital generation effect of nine years of record net earnings has been the primary reason that capital ratios have remained above the "well-capitalized" level.

         Because of Pioneer's growth and expansion, management and the board have chosen not to pay cash dividends to shareholders, however, annual 10% or 20% stock dividends have been declared the rule for the past nine years.

         The following table sets forth Pioneer's actual capital ratios for 1998, 1997 and 1996 as well as the quantitative measures established by regulatory authorities.

CAPITAL ADEQUACY                                                                                                To Be Well
(dollars in thousands)                                                           Minimum                     Capitalized Under
                                                                               For Capital                   Prompt Corrective
                                                 Actual                     Adequacy Purposes                Action Provisions
                                -------------------------------------------------------------------------------------------------
                                        Amount             Ratio          Amount           Ratio           Amount           Ratio
                                -------------------------------------------------------------------------------------------------
December 31, 1998
  Total Capital
    (to Risk Weighted Assets)           $73,533            10.5%          $55,954            8.0%          $69,954          10.0%
  Tier 1 Capital
    (to Risk Weighted Assets)            66,529             9.5%           28,000            4.0%           42,000           6.0%
  Tier 1 Capital
    (to Average Assets)                  66,529             7.2%           37,000            4.0%           46,250           5.0%

December 31, 1997
  Total Capital
    (to Risk Weighted Assets)           $58,369            10.9%          $42,723            8.0%          $53,423          10.0%
  Tier 1 Capital
    (to Risk Weighted Assets)            52,596             9.9%           21,350            4.0%           32,050           6.0%
  Tier 1 Capital
    (to Average Assets)                  52,596             7.2%           29,450            4.0%           36,800           5.0%

December 31, 1996
  Total Capital
    (to Risk Weighted Assets)           $45,574            10.9%          $33,416            8.0%          $41,770          10.0%
  Tier 1 Capital
    (to Risk Weighted Assets)            40,651             9.7%           16,708            4.0%           25,062           6.0%
  Tier 1 Capital
    (to Average Assets)                  40,651             7.4%           21,883            4.0%           27,354           5.0%

         Liquidity

         Daily liquidity management seeks to ensure that Pioneer's cash and cash equivalents (cash and due from banks and fed funds sold) position is adequate to meet any deposit withdrawals as well as loan funding needs. Pioneer is funded predominantly by core small business and retail deposits, which are stable and add to the liquidity management of Pioneer Citizens Bank of Nevada.

         In the short-term, securities with the available-for-sale classification are a secondary source of liquidity. The carrying value of securities maturing in one year or less at December 31, 1998 totaled $41.9 million.

         For longer term liquidity needs, management continues to use a maturity laddering strategy in the investment portfolio as well as having access to short-term securities via the available-for-sale classification. Additional funding sources were outlined under the "--Borrowing" caption above.

         Pioneer Citizens Bank of Nevada's liquidity ratio at December 31, 1998 was 38.4% as compared to 40.4% at December 31, 1997.

Results of Operations

         Net Interest Income

         The following table provides information on net interest income for the past three years, setting forth average balances of interest-earning assets and interest-bearing liabilities, the interest income earned and interest expense recorded thereon and the resulting average yield-cost ratios.

          Average Balance Sheets and Analysis of Net Interest Earnings
                             (dollars in thousands)


                                                                      Average              Int Income/
For the Year Ended December 31, 1998                                  Balance                Expense             Yield
                                                                    ------------           ----------         ----------
Loans, net (1)                                                      $    504,067           $   49,588               9.84%
Securities (2)                                                           274,496               15,483               5.64%
Federal Funds Sold                                                        70,721                3,795               5.37%
                                                                    ------------           ----------         ----------
         Total Earning Assets                                       $    849,284           $   68,866               8.11%

Cash and Due Banks                                                        47,688
Bank Premises and Equipment, net                                          15,081
Other Assets                                                              12,251
                                                                    ------------
         Total Assets                                               $    924,304
                                                                    ============

Time Deposits of $100,000 or more                                   $     71,370           $    3,886               5.44%
Other Interest-Bearing Deposits                                          530,568               21,651               4.08%
Repurchase Agreements                                                     64,936                3,208               4.94%
                                                                    ------------           ----------         ----------
         Total Interest-Bearing Liabilities                         $    666,874           $   28,745               4.31%

Noninterest-Bearing Deposits                                             193,168
Other Liabilities                                                          3,513
Shareholders' Equity                                                      60,749
         Total Liabilities and Shareholders' Equity                 $    924,304
                                                                    ============
Net Interest Income                                                                        $   40,121
Net Yield on Interest-Earning Assets                                                       ==========               4.72%


                                                                      Average              Int Income/
For the Year Ended December 31, 1997                                  Balance                Expense             Yield
                                                                    ------------           ----------         ----------
Loans, net (1)                                                      $    385,378           $   39,909              10.36%
Securities (2)                                                           210,564               12,228               5.81%
Federal Funds Sold                                                        65,279                3,487               5.34%
                                                                    ------------           ----------         ----------
         Total Earning Assets                                       $    661,221           $   55,624               8.41%

Cash and Due Banks                                                        51,931
Bank Premises and Equipment, net                                          12,244
Other Assets                                                              10,594
                                                                    ------------
         Total Assets                                               $    735,990
                                                                    ============

Time Deposits of $100,000 or more                                   $     31,809           $    1,674               5.26%
Other Interest-Bearing Deposits                                          455,032               18,207               4.00%
Repurchase Agreements                                                     34,391                1,813               5.27%
                                                                    ------------           ----------         ----------
         Total Interest-Bearing Liabilities                         $    521,232           $   21,694               4.16%
Noninterest-Bearing Deposits                                             163,437
Other Liabilities                                                          4,916



                                       92

                                                                      Average              Int Income/
                                                                      Balance                Expense             Yield
                                                                    ------------           ----------         ----------
Shareholders' Equity                                                      46,405
                                                                    ------------
         Total Liabilities and Shareholders' Equity                 $    735,990
Net Interest Income                                                                        $   33,930
Net Yield on Interest-Earning Assets                                                       ----------               5.13%



                                                                      Average              Int Income/
For the Year Ended December 31, 1996                                  Balance                Expense             Yield
                                                                    ------------           ----------         ----------

Loans, net (1)                                                      $    307,349           $   32,225              10.48%
Securities (2)                                                           152,751                8,624               5.65%
Federal Funds Sold                                                        26,970                1,515               5.62%
                                                                    ------------           ----------         ----------
         Total Earning Assets                                       $    487,070           $   42,364               8.70%

Cash and Due Banks                                                        40,944
Bank Premises and Equipment, net                                          10,896
Other Assets                                                               8,137
                                                                    ------------
         Total Assets                                               $    547,047
                                                                    ============

Time Deposits of $100,000 or more                                   $     37,647           $    2,000               5.31%
Other Interest-Bearing Deposits                                          326,857               12,738               3.90%
Repurchase Agreements                                                     19,438                1,106               5.69%
                                                                    ------------           ----------         ----------
         Total Interest-Bearing Liabilities                         $    383,942           $   15,844               4.13%

Noninterest-Bearing Deposits                                             122,869
Other Liabilities                                                          4,470
Shareholders' Equity                                                      35,766
                                                                    ------------
         Total Liabilities and Shareholders' Equity                 $    547,047
Net Interest Income                                                 ============           $   26,520
Net Yield on Interest-Earning Assets                                                       ==========               5.44%

---------------------------

(1)      Non-accrual loans are included in the average balance, but interest on such loans is not recognized in the interest income
(2)      Municipal interest income is not tax equalized.

         The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the preceding year.

                                          Changes Due to Volume and Rates
                                                  (in thousands)

                                                       1998 vs 1997
                                                      Changes due to
                                             Volume        Rate         Total
                                           ----------   ----------   ----------
Loans, net .............................   $   11,762   $   (2,083)  $    9,679
Securities .............................        3,615         (360)       3,255
Federal Funds Sold .....................          292           16          308
                                           ----------   ----------   ----------
         Total .........................   $   15,669   $   (2,427)  $   13,242

Time Deposits of $100,000 or more ......   $    2,152   $       60   $    2,212
Other Interest-Bearing Deposits ........        3,076          368        3,444
Repurchase Agreements ..................        1,516         (121)       1,395
                                           ----------   ----------   ----------
         Total .........................   $    6,744   $      307   $    7,051
                                           ----------   ----------   ----------
Net Interest Income ....................   $    8,925   $   (2,734)  $    6,191
                                           ==========   ==========   ==========


                                                       1997 vs 1996
                                                      Changes due to
                                             Volume        Rate         Total
                                           ----------   ----------   ----------
Loans, net .............................   $    8,086   $     (402)  $    7,684
Securities .............................        3,350          254        3,604
Federal Funds Sold .....................        2,050          (78)       1,972
                                           ----------   ----------   ----------
         Total .........................   $   13,486   $     (226)  $   13,260

Time Deposits of $100,000 or more ......   $     (307)  $      (19)  $     (326)
Other Interest-Bearing Deposits ........        5,121          348        5,469
Repurchase Agreements ..................          793          (86)         707
                                           ----------   ----------   ----------
         Total .........................   $    5,607   $      243   $    5,850
                                           ----------   ----------   ----------
Net Interest Income ....................   $    7,879   $     (469)  $    7,410
                                           ==========   ==========   ==========

Note: The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

         Pioneer Citizens Bank of Nevada's net interest income increased $6.2 million in 1998 versus 1997. The net interest income increase attributable to volume increases was a favorable $8.9 million over 1997. However, interest-earning assets were subject to downward rate pressure during 1998 due to three decreases in the U.S. prime rate as well as extensive competition for loans. These factors, coupled with a competitive environment for deposit dollars, created a $2.7 million decrease in net interest income attributable to rate variances.

         The net yield on interest-earning assets (net interest margin) decreased 41 basis points in 1998 versus 1997. The cost of interest-bearing liabilities increased 15 basis points, again reflecting the increased competition for deposit dollars and the substantial growth in time deposit and repurchase agreement balances over 1997 levels. The cost of $100,000 and over time deposits increased 18 basis points in the face of rate decreases during 1998, however, the loan yield drop of 52 basis points was the most drastic rate change from 1997. As Pioneer Citizens Bank of Nevada has grown and expanded its customer base, there are more opportunities to underwrite larger, more competitively priced loans that exist in the current market. The three prime rate decreases during 1998 directly affected Pioneer Citizens Bank of Nevada's variable rate loan portfolio which was 58% of the portfolio at December 31, 1998. The investment securities portfolio experienced a decrease in yield of 17 basis points while the yield on fed funds sold actually increased slightly due to the availability of more competitive conduits for federal funds sales.

         In 1997, Pioneer Citizens Bank of Nevada's net interest income increased $7.4 million over 1996. The net interest income increase attributable to 1997 volume increases was a favorable $7.9 million. Sixty percent of the volume related interest income increase was attributable to the loan portfolio, as the Bank grew this portfolio average balance by 25% in 1997. The fairly small negative rate variance of $0.5 million between 1997 and 1996 was caused by a mixture of positive and negative rate variances within both, interest-earning asset categories and interest-bearing liabilities.

         The net yield on interest-earning assets decreased 31 basis points in 1997. From 1996 to 1997, the yield on loans decreased due in large part to increasing competition among local banks while investment securities yields increased slightly as maturities were slightly extended as Pioneer Citizens Bank of Nevada prepared for anticipated decreases in general interest rates. In 1997, Pioneer Citizens Bank of Nevada increased money market and tiered interest account rates to remain competitive in the deposit market, however, the cost of time deposits decreased due to favorable repricing of maturities at lower rates.

         Other Income

         The following table details dollar amount percentage changes of certain categories of other income for the three years ended December 31, 1998.

                                                               Percent                      Percent
OTHER INCOME                               1998        %       Change     1997        %      Change     1996        %
(dollars in thousands)                    Amount    of Total  Prev. Yr.  Amount    of Total Prev. Yr.  Amount    of Total
                                         -------    -------    -----    -------    -------    -----   -------    -------
Service Charges on Deposit Accounts ..   $ 3,232       31.5%     6.0%   $ 3,050       40.2%    24.7%  $ 2,446       45.4%
Merchant Credit Card Income ..........     1,988       19.4%     8.6%     1,831       24.1%    24.6%    1,469       27.2%
Trust Department Income ..............     1,554       15.2%    17.9%     1,318       17.4%    87.7%      702       13.0%
Gain on Sale of Securities
   Held- to-Maturity .................      --         --       --         --         --     (100.0)%      10        0.2%
Gain on Sale of Securities
   Available-for-Sale ................     2,016       19.7% 1,716.2%       111        1.5%    --        --         --
ATM Network Fees Earned ..............       276        2.7%    16.9%       236        3.1%    15.1%      205        3.8%
Other Income .........................     1,185       11.5%    13.9%     1,040       13.7%    86.0%      559       10.4%
                                         -------    -------    -----    -------    -------    -----   -------    -------
                                         $10,251      100.0%    35.1%   $ 7,586      100.0%    40.7%  $ 5,391      100.0%

         Service charges on deposit accounts continue to be the major non-interest income category. Other categories such as merchant credit card income and trust department income are growing, however, in 1998 the large realized gain in the available-for-sale securities portfolio caused that category to be the second biggest contributor last year. Pioneer's management's decision to realize some of the gains within the available-for-sale portfolio was made on the premise that Pioneer Citizens Bank of Nevada could replace the yields of the securities to be sold with slight extension in duration. Also, this presented an opportunity to reinvest some of the proceeds into various low risk mortgage-backed securities and collateralized mortgage obligations.

         In 1998, an outside consulting group was hired to assist management in identifying ways to enhance the contributions of current non-interest income sources, specifically service charges on deposit accounts. As another ongoing process, Pioneer Citizens Bank of Nevada continues to explore other possible non-interest income sources such as insurance sales and additional trust products.

         In 1997, trust department income increased 88% from 1996 as consolidations at competitor banks benefitted Pioneer and its continued commitment toward providing trust services to our communities. Service charges on deposits also increased favorably due to the growth in deposits both in balance and numbers.

         Other Expense

         The following table details dollar amount and percentage changes of certain categories of other expense for the three years ended December 31, 1998.


                                                        Percent                         Percent
OTHER EXPENSE                      1998        %        Change      1997       %        Change       1996        %
(dollars in thousands)            Amount    of Total   Prev. Yr.   Amount   of Total   Prev. Yr.    Amount    of Total
                                 -------    --------    -------   -------    -------    -------    -------    -------
Salaries and Employee Benefits . $13,939       46.5%      25.6%   $11,100       46.8%      21.9%   $ 9,108       47.1%
Occupancy and Equipment ........   5,966       19.9%      35.7%     4,396       18.5%      32.4%     3,320       17.2%
Merchant Credit Card Expense ...   1,718        5.7%       9.7%     1,566        6.6%       8.9%     1,438        7.4%
Other Expense ..................   8,379       27.9%      25.9%     6,654       28.1%      21.7%     5,466       28.3%
                                 -------    --------    -------   -------    -------    -------    -------    -------
                                 $30,002      100.0%      26.5%   $23,716      100.0%      22.7%   $19,332      100.0%

         Similar to 1997 and 1996, salaries and employee benefits continued to be the majority of the non-interest expense category. As Pioneer has grown in total assets, number of branches and product offerings, the number of full-time equivalent employees at Pioneer Citizens Bank of Nevada has also grown from 193 at the beginning of 1996 to 307 at December 31, 1998. In 1998, Pioneer Citizens Bank of Nevada opened three branches in the Las Vegas/Henderson area and a Central Vault facility in Las Vegas. Also various departments such as Marketing, Support Services (data center) and Leasing and Lending Centers, and Business Development have added staff in response to the increased volume of business and the growth opportunities. Pioneer's assets per full-time equivalent employee ratio is $3.3 million, compared to a peer ratio of $2.6 million, as published in the FDIC's Peer Analysis for Commercial Banks with deposits between $330 million and $1 billion as of September 30, 1998.

         Consistent with Pioneer's growth strategy, occupancy and equipment expense grew significantly in 1998. The major 1998 capital budget items and the expenditures for each are as follows: three Las Vegas/Henderson area branches ($6.1 million), relocation of the data center to a new Reno location ($0.4 million), completion of the Central Vault facility in Las Vegas ($1.7 million), expansion of the Sparks branch ($0.7 million), and upgrade and enhancement of the Bank's computer network ($0.3 million).

         A large expense item within the other expense category is public relations/advertising expense. This expense category totaled $1.2 million for 1998, a 62% increase over the $0.75 million expenses in 1997.

         Cost management has always been a high priority item for management and the board. The outside consulting group hired in 1998 was also asked to assist management in analyzing and adjusting various branch and department processes so as to achieve additional cost savings. The resulting recommendations were implemented, or are in the process of implementation, and are already beginning to improve net earnings. No employee terminations or other restructuring costs are planned as a result of implementation of either the consulting group's recommendations or other processing changes.

         For 1997, growth in salaries and employee benefits as well as occupancy and equipment expense was related to the substantial growth that Pioneer Citizens Bank of Nevada experienced throughout the system. New branches, more branch personnel and department support staff, increases in the number of loan and deposit accounts and the transactions processed within those relationships all added to the 23% increase in other expense from 1996. Major capital budget projects and expenditures for 1997 included the following items: initial phases of Las Vegas branch expansion ($0.5 million), new Reno main offices ($2.3 million), mainframe/software upgrades ($0.3 million) and northern branch remodel ($0.3 million). Public relations/advertising expense in 1997 increased 15% over the $0.65 million expenses in 1996.

Quantitative and Qualitative Disclosures About Market Risk

         Interest Rate Sensitivity Management

         The largest component of Pioneer's earnings is net interest income, which can fluctuate widely when interest rate movements occur. Pioneer Citizens Bank of Nevada's management is responsible for minimizing Pioneer's exposure to interest rate risk. This is accomplished by developing objectives and strategies such as establishing benchmarks which attempt to limit the change in pretax net interest income, or benchmark ranges which limit the level of asset or liability sensitivity with a given time period. The ongoing management of Pioneer's interest rate sensitivity limits interest rate risk by controlling the mix and maturity of assets and liabilities. A monthly exercise which involves simulating the effects of various immediate interest rate shifts (100 to 200 basis points up or down) on the most current balance sheet and income statement, enables management to review Pioneer Citizens Bank of Nevada's interest rate risk position. This includes evaluating alternative sources and uses of funds as well as discussing any changes in external factors. Methods used to achieve and maintain Pioneer Citizens Bank of Nevada's rate sensitive position objectives include the sale or purchase/funding of various asset classes as well as adjusting loan and/or deposit product pricing. Pioneer does not currently use, or anticipate using, derivative instruments such as floors, caps or other interest rates swap type instruments to protect Pioneer Citizens Bank of Nevada from significant movements in interest rates. However, the majority of variable loans on balance sheet of Pioneer Citizens Bank of Nevada do have cap or floor arrangements within the rate terms.

         Pioneer views any asset or liability which matures or is subject to repricing within one year to be interest sensitive even though an analysis is performed for all other time intervals as well. The difference between interest sensitive assets and interest sensitive liabilities for a defined period of time is known as the interest sensitivity "gap", and may be either positive or negative. When the gap is positive, interest sensitive assets reprice quicker than interest sensitive liabilities. When negative, the reverse occurs. Non-interest assets and liabilities have been positioned based on management's evaluation of the general sensitivity of these balances to migrate into rate sensitive products. This analysis provides a general measure of interest rate risk but does not address complexities such as prepayment risk, basis risk and Pioneer Citizens Bank of Nevada's customer response to interest rate changes. Currently, Pioneer's one year interest sensitive gap is positive. This means, if interest rates were to change and affect assets and liabilities equally, rising rates would increase Pioneer Citizens Bank of Nevada's net interest income.
The reverse is true when rates fall.

         The following table displays Pioneer Citizens Bank of Nevada's balance sheet based on the repricing schedule of 3 months, 3 months to 1 year, 1 year to 5 years and over 5 years. The table does not fully reflect possible high levels of loan prepayments or time deposit early withdrawals with the periods.

                   Asset/Liability Maturity Repricing Schedule
                                December 31, 1998
                                 (in thousands)

ASSET/LIABILITY                                        After Three
MATURITY REPRICING                                      Months bu    After One
SCHEDULE                                    Within        Within     But Within   After Five
                                         Three Months    One Year    Five Years     Years        Total
                                           ---------    ---------    ---------    ---------    ---------
Loans:
  Fixed ................................   $  11,120    $  18,958    $  95,741    $ 120,602    $ 246,421
  Variable (2) .........................     236,145        9,783       84,271        6,489      336,688
  Securities ...........................      23,595       18,258       82,160      191,565      315,578
Federal Funds Sold .....................      47,500         --           --           --         47,500
                                           ---------    ---------    ---------    ---------    ---------
  Total Earning Assets .................   $ 318,360    $  46,999    $ 262,172    $ 318,656    $ 946,187
Allowance for Loan Losses ..............        --           --           --         (7,004)      (7,004)
                                           ---------    ---------    ---------    ---------    ---------
  Total Earning Assets .................   $ 318,360    $  46,999    $ 262,172    $ 311,652    $ 939,183
                                           =========    =========    =========    =========    =========

Interest Bearing Demand (1) ............   $ 369,772    $    --      $    --      $    --      $ 369,772
Savings (1) ............................      97,279         --           --           --         97,279
Time ...................................      62,267      116,109       29,768          104      208,248
                                           ---------    ---------    ---------    ---------    ---------
  Total Deposits .......................   $ 529,318    $ 116,109    $  29,768    $     104    $ 675,299
Repurchase Agreements ..................      60,111         --           --           --         60,111
                                           ---------    ---------    ---------    ---------    ---------
  Total Interest Bearing Liabilities ...   $ 589,429    $ 116,109    $  29,768    $     104    $ 735,410
                                           =========    =========    =========    =========    =========

Net Interest Rate Sensitivity Gap ......   $(271,069)   $ (69,110)   $ 232,404    $ 311,548    $ 203,773
Cumulative Gap .........................   $(271,069)   $(340,179)   $(107,775)   $ 203,773    $ 203,773


(1) Includes deposits with no stated maturity.
(2) The majority of variable rate loans use Prime Rates as the index. An immaterial amount of other variable rate loans using the five year constant maturity treasury index. The remaining earning asset categories are fixed rate in nature.

         The following table displays expected maturity information and corresponding interest rates for all interest-sensitive assets and liabilities as well as the fair value of each category at December 31, 1998.

                                    Expected Maturity Date at December 31, 1998
                                              (Dollars in thousands)
                                                                                                                           Fair
                                                     1999         2000-01      2002-03       Thereafter       Total        Value
                                                   --------      ---------    ---------       ---------      --------     --------
Interest-sensitive assets:
Commercial and Industrial                          $106,480      $  13,993    $  20,850       $  10,368      $151,691     $152,118
  Average interest rate                               8.87%          8.43%        8.73%           8.91%         8.82%
Construction and Development                         85,270          2,548        1,038           4,910        93,766       92,865
  Average interest rate                               9.04%          7.93%        8.70%           8.82%         9.00%
Insured or Guaranteed Residential                        46             --           --              --            46           47
  Average interest rate                              10.14%             --           --              --        10.14%
Conventional and Non-Farm, Non-Residential           62,575         16,339      115,512         103,349       297,775      299,280
  Average interest rate                               8.69%          9.22%        8.50%           8.31%         8.50%
Agricultural Loans                                      441             --           21              --           462          464
  Average interest rate                               9.74%             --        9.13%              --         9.71%
Loans to Individuals for Personal Expenditures       21,588          4,920        4,104           1,599        32,211       32,452
  Average interest rate                               9.57%          9.59%        8.94%           9.66%         9.50%
State and Municipal Obligations                          --             --          271           8,109         8,380        8,196
  Average interest rate                                  --             --        4.29%           6.65%         4.94%
Leases                                                  398             59          257              --           714          727
  Average interest rate                               8.13%         12.79%       10.24%              --         9.24%
Federal funds sold                                   47,500             --           --              --        47,500       47,500
  Average interest rate                               4.74%             --           --              --         4.74%
Securities                                           41,853         51,321       30,839         191,565       315,578      317,111
  Average interest rate                               6.01%          5.95%        5.40%           5.54%         5.63%
                                                   --------      ---------    ---------       ---------      --------     --------
Total Interest-Sensitive Assets                    $366,151      $  89,180     $172,892        $319,900      $948,123     $950,760
                                                   ========      =========     ========        ========      ========     ========

Interest-sensitive liabilities:
Deposits:
  Savings(1)                                        $44,049        $37,937     $  4,830         $10,463       $97,279      $97,425
    Average interest rate                             2.37%          2.37%        2.37%           2.37%         2.37%
  Money Market & NOW(1)                              88,487        146,370       51,489          83,426       369,772      369,772
    Average interest rate                             3.03%          3.03%        3.03%           3.03%         3.03%
  Time certificates                                 178,376         28,127        1,641             104       208,248      209,120
    Average interest rate                             5.26%          5.57%        5.25%           6.00%         5.30%
  Repurchase Agreements                              60,111             --           --              --        60,111       60,111
    Average interest rate                             4.40%             --           --              --         4.40%
                                                   --------      ---------    ---------       ---------      --------     --------
Total Interest-Sensitive Liabilities               $371,023       $212,434    $  57,960        $ 93,993      $735,410     $736,428
                                                   ========       ========    =========        ========      ========     ========

(1)      Expected maturity based on historical life of accounts.

------------------------

Year 2000 Disclosure - Pioneer and Pioneer Citizens Bank of Nevada's State of Readiness

         Technical Issues

         The Year 2000 ("Y2K") issue is the result of the inability of computers to distinguish "00" as 2000. Computer programs that were written with only a two-digit year may not function accurately or at all when the date changes from 1999 to 2000. Year 2000 issue will potentially affect anything that contains an embedded microchip.

         The major impact created by the two-digit year in computer programs involves finding the numerous date routines, correcting them, testing the changes and placing the program back into production. Estimates have these date representations occurring about once every five lines of code on average. The major cost of remediation for most companies falls into the area of identifying, fixing and testing the two-digit dates and reinstalling the programs into production.

         Pioneer Citizens Bank of Nevada does not run core mission critical systems that rely on two-digit code for the year. The Information Technology Incorporated (ITI) system that Pioneer Citizens Bank of Nevada relies on utilizes a single proprietary date routine for all of their programs. This date routine was developed in the 1980's as part of the original system design and has proven its accuracy over the course of the past 13 years that Pioneer Citizens Bank of Nevada has run the ITI system. The major cost element of fixing the two-digit date was averted by running the ITI system.

         Pioneer Citizens Bank of Nevada has tested the ITI system it uses twice: once at its disaster recovery site on the ITI equipment and once on Pioneer Citizens Bank of Nevada's own mainframe computer in Reno. The results of both tests were identical, and no date-related problems occurred. The system was tested through the end of the Year 2000 to insure it was able to determine the correct number of days occurring in the Year 2000 which will be 366 due to leap year.

         Another advantage to the ITI system is that it currently runs in more than 1,300 locations in the United States supporting more than 3,500 banks. Under the Federal Financial Institutions Examination Council ("FFIEC") guidelines, the system must be tested in each bank. This will make the ITI system one of the most Y2K - tested systems in the country.

         Given the design of the system, its long history of positive performance, the intense level of Y2K testing and Pioneer Citizens Bank of Nevada's own years of experience in using the system, Pioneer Citizens Bank of Nevada's confidence level is high that it will perform as designed.

         Project Management. Pioneer Citizens Bank of Nevada initiated a Year 2000 Project early in 1997 to address these issues. Pioneer Citizens Bank of Nevada's Year 2000 Project Plan has been set up following the FFIEC recommended five-phase format: Awareness; Assessment; Renovation; Validation; Implementation. In addition to the recommended five phases, Pioneer Citizens Bank of Nevada's plan has been expanded to include Audit, Budget, Contingency Plans and year-end plans.

         Awareness

         The awareness phase of Pioneer Citizens Bank of Nevada's project has taken on much greater importance than originally envisioned. The primary reason is that Pioneer feels very strongly about informing its stockholders, customers and business partners of its progress toward Year 2000 compliance and about the Year 2000's potential impact on them.

         Pioneer Citizens Bank of Nevada's Y2K communication efforts have reached all stockholders, customers, and staff. All information has been placed in the branches for both customers and the general public. Year 2000 presentations have been made by members of Pioneer Citizens Bank of Nevada's Y2K Team to more than 600 business people in various Reno and Las Vegas civic clubs in an effort to raise awareness of the potential Y2K risks. Pioneer participated in a televised program dealing with Y2K issues that had more than a million viewers in five states.

         Awareness Phase Status. The awareness phase of Pioneer Citizens Bank of Nevada's Y2K Plan continues to be the most active phase. The continuing need to communicate the potential Y2K impact will last through the end of 1999. Pioneer will continue to communicate the status of Pioneer Citizens Bank of Nevada's Y2K efforts and the steps Pioneer is taking to insure the safety and accuracy of customer funds and records.

         Assessment

         As of March 1, 1999, more than 94% of the dollar amount of Pioneer Citizens Bank of Nevada's loan portfolio has been Y2K - risk assessed by Pioneer Citizens Bank of Nevada lenders. The review was designed to identify borrowers that may experience potential disruptions as a result of a failure of their systems, external systems or suppliers that in turn could impact cash flow and affect their financial strength. Only 11 loans in four relationships involving $3.1 million were rated as Y2K high-risk. These four relationships plus the loans rated medium-risk are being monitored on a quarterly basis by the lenders per Pioneer Citizens Bank of Nevada policy. Those customers have also been advised to seek professional Y2K assistance.

         Pioneer Citizens Bank of Nevada added to its loan criteria the requirement to evaluate the applicant's Y2K compliance rating as another consideration in determining the final decision on the loan application. A high Y2K risk rating may not disqualify the applicant in itself. If the applicant has a Y2K project plan, the plan is on schedule and the risk factors have been addressed to the satisfaction of Pioneer Citizens Bank of Nevada, the Y2K risk may not disqualify the application.

         Pioneer Citizens Bank of Nevada trust department has completed assessment of the Y2K risk associated with their fiduciary services. Outside providers of investment advice have been required to follow the SEC's directives dealing with the soundness of companies they recommend for investment of trust funds. In addition to Y2K checking of the new assets being added to the trust portfolios, the trust officers have reviewed the existing assets in the account to determine if they may be a Y2K risk to the client.

         Pioneer Citizens Bank of Nevada's investment portfolio has been reviewed for insurance coverage and maturity dates. The money derived from the maturing of some bonds may become part of the total cash plan for Pioneer Citizens Bank of Nevada. A contingency plan for cash has been developed and addresses the level of cash Pioneer Citizens Bank of Nevada will retain over the Century Date Change (CDC) weekend.

         Assessment Phase Status. The initial assessment of loans, trust accounts, investments and large funds providers as well as Pioneer's Information Systems and environmental systems have been completed with positive results. The main activity for the balance of the year will be monitoring the existing accounts and reviewing the new ones.

         Renovation

         Pioneer Citizens Bank of Nevada's automatic teller machines (ATM), Bank By Phone (VRU) Systems and Trust Systems were successfully converted to the Y2K compliant version of their respective software. The trust accounting system was upgraded to the Y2K compliant version in August 1998 and continues to run in Pioneer Citizens Bank of Nevada's production environment. The Y2K update to Pioneer Citizens Bank of Nevada's LAN/WAN personal computer Network Operating System and the installation of new computer chips in Pioneer Citizens Bank of Nevada's teller station computers were completed in the first quarter of 1999. This change will enable the teller station hardware to continue to process customer transactions into the next century without replacing the entire computer.

         Renovation Phase Status. The renovation phase of Pioneer Citizens Bank of Nevada's project has been completed for Y2K purposes. All new programs will be subjected to the full range of Y2K testing prior to final acceptance and installation in our production environment.

         Validation

         Testing of Pioneer's mission critical core mainframe computer software was completed in June 1998. Following extensive and exhaustive review of the output data by Pioneer's technical staff, internal audit and the users of the systems, the data was determined to be accurate in all aspects. All non-critical software has been tested and determined to be accurate in all respects.

         The Unisys mainframe computer in Reno was successfully tested for the Year 2000 rollover date and the leap year date as was the Unisys DP500 data capture system in Las Vegas.

         All Y2K and Leap Year tests have been successfully completed in conjunction with the Federal Reserve Bank, including tests on the following applications: wire transfers, Automated Clearing House (ACH) payments, bond processing and Treasury Taxes and Loans (TT&L) tax payment system.

         Validation Phase Status. All Y2K validation efforts have been completed with positive results. Testing will continue in a maintenance mode.

         Implementation

         The implementation effort at Pioneer Citizens Bank of Nevada involved upgrades to several applications and in the case of the trust application required Pioneer Citizens Bank of Nevada to upgrade its hardware to obtain the best results from the system. The other upgrades were completed earlier than projected because of Y2K but were planned for later change as a matter of normal operational planning. All applications running in a production mode are the most current Y2K version of the software.

         Implementation Phase Status. The implementation phase of Pioneer Citizens Bank of Nevada's Y2K project is considered to be in an ongoing maintenance mode. All new systems installed in Pioneer Citizens Bank of Nevada are being validated as Y2K compliant prior to their implementation.

         Non-Technical Issues

         The Year 2000 also gives rise to non-technical issues that have the potential to create problems. Pioneer's environmental systems have been reviewed and determined to be Y2K ready. Only limited changes were required with minimal expense incurred. Pioneer's mission critical equipment such as vault doors and security systems have been evaluated and are considered to be Y2K ready.

         Pioneer has received a written response from all mission critical vendors indicating that they are aware of the Year 2000 potential risks and have a plan in place to address their issues. None of Pioneer's identified mission critical vendors have indicated that they are not, or believe that they will not timely be, Year 2000 compliant. Pioneer will continue to monitor these vendors and request periodic updates on their progress. Contingency plans have been developed to address the potential loss of services and/or products from these vendors. Most of Pioneer's mission critical vendors automatically update Pioneer quarterly as to their status, and if such updates are not received from any vendor, Pioneer promptly contacts such vendors in writing, requesting a written status update.

         None of the written assurances that Pioneer has received from mission critical vendors are significantly qualified, limited or subject to conditions that cause Pioneer to question the value of such assurances. Aside from certain evidentiary exclusions or higher evidentiary requirements that may apply in state and federal legal actions regarding vendor assurances if they are determined by a court to constitute Y2K readiness disclosures or Year 2000 statements under the federal Year 2000 Information and Readiness Disclosure Act of 1998, Pioneer Citizens Bank of Nevada is not aware of any limitations on its legal remedies against vendors that ultimately prove not to be Y2K compliant despite assurances to the contrary.

         Pioneer Citizens Bank of Nevada has successfully tested the Y2K compliance of all of its mission critical software vendors' products in use by Pioneer Citizens Bank of Nevada. A written request has been sent to Pioneer's mission critical software vendors asking if they have had a third party review of their software. A request has been made to Pioneer's mission critical vendors for copies of their financial reports including the annual report, 10-K, 10-Q and quarterly reports to shareholders. Some information was obtained from the respective vendor web sites. An analysis of this information was performed by a lending analyst from the loan department which indicated that the companies in question were in acceptable financial condition. Many of Pioneer Citizens Bank of Nevada's mission critical vendors have been audited by the Office of the Comptroller of the Currency ("OCC") for Y2K compliance. The FDIC, in cooperation with the OCC, has provided Pioneer with an audit report of their findings to help is evaluate the conditions of these companies.

         Aside from the compliance testing described above regarding vendors of mission critical software products, Pioneer has not tested, and has no current plans to independently test, the Y2K compliance of its mission critical vendors generally.

         Pioneer Citizens Bank of Nevada has not established specific dates after which it would terminate its relations with any mission critical vendor that has not provided adequate assurance of its Y2K compliance. The reason for not setting a date is that Pioneer has established good communications with all mission critical vendors, and has no current concerns about their Y2K compliance. If this situation changes with any such vendors, Pioneer would reconsider its position which may result in termination of such relationship. Any such termination decision would be made on a case-by-case basis, based on all information then available to Pioneer Citizens Bank of Nevada after careful scrutiny of the nature of the vendor's Y2K issues, the services provided by such vendor, the nature and quality of alternative vendors and other matters.

          Contingency and Year End Plans

         Contingency and year-end plans have been completed for all areas of Pioneer Citizens Bank of Nevada. Both plans are considered to be "living documents" and will be refined and updated to reflect changes and conditions that evolve or develop as time passes. A successful bank-wide walkthrough test of the plans was conducted on April 17, 1999.

         The walkthrough test successfully addressed the objectives of the exercise from several directions. The plans themselves were well thought out and complete, the process Pioneer designed for handling the issues worked as expected, the information provided to the senior managers was satisfactory in both content and volume and the problems Pioneer designed to test the plans were addressed. Some issues surfaced during the course of the test that were evaluated and incorporated into the plans where appropriate. Some of the issues were related to communications, physical location of various staff at the CDC time, customer service, disaster supplies and extra security equipment.

         Pioneer Citizens Bank of Nevada has concluded, based on its review of information available to it, that it cannot now accurately assess the most reasonably likely worst case scenario in which Pioneer Citizens Bank of Nevada could find itself as a result of Y2K issues. Indeed, the scope of the Y2K situation is the subject of worldwide speculation, and there is no clear picture of the most reasonably likely worst case scenario, from any source. Management believes that the "living document" approach described above, and the regular attention to evolving Y2K issues and challenges that is necessary for this approach, to be the optimal way to approach the possible worst case scenarios at this point in time. As noted above, Pioneer Citizens Bank of Nevada has in place contingency and year-end plans, which outline the steps to be taken to minimize the effect on customers and losses to the bank in the event that unforseen circumstances beyond Pioneer Citizens Bank of Nevada's control adversely affect our ability to provide financial services to customers.

         Audit

         McGladrey & Pullen, LLP, a public accounting firm specializing in Year 2000 audits, has completed a review of Pioneer Citizens Bank of Nevada's Year 2000 project and provided Pioneer Citizens Bank of Nevada with a report of their findings. The report indicated that Pioneer's plan addressed the Y2K issues as expected and was following the FFIEC guidelines. Overall, Pioneer Citizens Bank of Nevada is on schedule with its Year 2000 planning activities and does not have any significant problems related to its Year 2000 compliance efforts.

         The FDIC has conducted three onsite examinations of Pioneer Citizens Bank of Nevada's Y2K project since August of 1997. Although the audit results and conclusions may not be revealed, Pioneer Citizens Bank of Nevada considers the Y2K project on schedule or ahead of schedule. Results of Pioneer's testing have been positive and Pioneer is running the most current version of its production software without Y2K problems. Pioneer is currently testing its contingency plans and year-end plans and expects they will prove capable of addressing any problems that develop when the CDC arrives.

         Summary

         Each of Pioneer and Pioneer Citizens Bank of Nevada continue to meet their Y2K plan milestones and move toward their goal of becoming Year 2000 compliant. Each of Pioneer and Pioneer Citizens Bank of Nevada remain firm in their commitment to provide the needed resources to address the Year 2000 issues and continue to serve their customers into the next century.

         Estimated Costs to Address Year 2000 Issues

         The total financial effect that the Year 2000 issues may have on Pioneer Citizens Bank of Nevada cannot be predicted with any certainty at this time. The single largest Y2K expense involves the identification and modification of date routines in software. Because Pioneer Citizens Bank of Nevada utilized software acquired from a third party and has no source code or programmers to work on the code, the major Y2K expense has been avoided. Pioneer's total budget for 1998 was $500,000 and its actual expenditures were less than half this amount. The budget was set at $350,000 for 1999 and $270,000 for 2000 bringing the total Y2K budget through the Year 2000 to $1.12 million. Pioneer Citizens Bank of Nevada does not consider this level of expenditure to be material and is not expected to have a material impact on earnings. The year-to-date 1999 direct cost attributable to Y2K efforts through May 31, 1999 was $105,000.

         Risks Related to Year 2000 Issues

         The Year 2000 poses certain risks to Pioneer Citizens Bank of Nevada and its operations. Like the operations of many other companies, Pioneer Citizens Bank of Nevada's operations can be adversely affected by the Year 2000 triggered failures of other companies upon whom it depends for the functioning of its automated systems and other services. Accordingly, Pioneer Citizens Bank of Nevada's operations could be materially affected if the operations of mission-critical third party service providers are adversely affected. Pioneer Citizens Bank of Nevada has identified all of its mission-critical vendors and set up a process to carry out ongoing monitoring of their Year 2000 compliance efforts.

Forward Looking Statements and Year 2000 Readiness Disclosure

         The discussion above regarding the century date change for the Year 2000 includes certain "forward looking statements" concerning the future operations of Pioneer Citizens Bank of Nevada. Pioneer Citizens Bank of Nevada desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 ("PSLRA") as they apply to forward looking statements. This statement is for the express purpose of availing Pioneer Citizens Bank of Nevada of the protections of such safe harbor with respect to all "forward looking statements." The ability of Pioneer's management to predict results of the effect of future plans is inherently uncertain, and subject to factors that may cause results to differ materially from those projected. Factors that could affect the actual results include Pioneer Citizens Bank of Nevada's success in identifying all the Y2K risks within Pioneer Citizens Bank of Nevada, the uncertainty associated with the impact of the century change on our customers, vendors and third-party service providers and the economy in general.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of First Security as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, incorporated by reference in this proxy statement/prospectus from First Security's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         VALIDITY OF ZIONS COMMON STOCK

         The validity of the shares of Zions common stock being offered hereby will be passed upon for Zions by Sullivan & Cromwell, Los Angeles, California.

                                  OTHER MATTERS

         As of the date of this proxy statement/prospectus, the Pioneer board knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. However, if any other matter shall come before the special meeting or any adjournments or postponements thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the notice of special meeting as determined by a majority of the Pioneer board; provided, however, that no proxy that is voted against the proposal to approve the principal terms of the merger agreement will be voted in favor of any adjournment or postponement.

                       WHERE YOU CAN FIND MORE INFORMATION

         Zions has filed with the SEC a Registration Statement under the Securities Act that registers the distribution to Pioneer stockholders of the shares of Zions common stock to be issued in connection with the merger. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about Zions and Zions common stock. The rules and regulations of the SEC allow us to omit certain information included in the Registration Statement from this proxy statement/prospectus.

         In addition, Zions, First Security and Pioneer file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room     New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.      7 World Trade Center           Citicorp Center
      Room 1024                  Suite 1300            500 West Madison Street
Washington, D.C. 20549    New York, New York 10048           Suite 1400
                                                    Chicago, Illinois 60661-2511


         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Zions, First and Security and Pioneer who file electronically with the SEC. The address of the site is http://www.sec.gov.

         Pioneer has only recently become subject to the reporting requirements of the Exchange Act. It has filed a Registration Statement on Form 10, which was effective on June 28, 1999. That document, as amended, can be obtained or reviewed as described above.

         You should also be able to inspect reports, proxy statements and other information about Zions, First Security and Pioneer at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C.
20006.

         The SEC allows Zions to "incorporate by reference" information into this proxy statement/prospectus. This means that Zions can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this document.

         This proxy statement/prospectus incorporates by reference the documents listed below that Zions previously filed with the SEC. They contain important information about the companies and their financial condition.

Zions SEC Filings                                            Period
-----------------                                            ------
Annual Report on Form 10-K.....................   Year ended December 31, 1998
Quarterly Report on Form 10-Q..................   Quarter ended March 31, 1999
Current Report on Form 8-K.....................   June 7, 1999

The descriptions of Zions common stock and rights set forth in Zions' Registration Statements on Form 10 and Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such descriptions.

         Zions incorporates by reference the audited consolidated balance sheets of First Security as of December 31, 1998 and 1997 and the audited consolidated statement, of income, stockholders' equity and cash flows for the years ended December 31, 1998, 1997 and 1996 and the related notes from First Security's Annual Report on Form 10-K for the year ended December 31, 1998, and the unaudited interim consolidated financial statements and the related notes as of and for the three months ended March 31, 1999 of First Security from First Security's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

         Zions incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Zions has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Zions, as well as all pro forma financial information, and Pioneer has supplied all information relating to Pioneer.

         Documents incorporated by reference are available from Zions without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Zions at the following address:

                         Zions Bancorporation
                         One South Main, Suite 1380
                         Salt Lake City, Utah  84111
                         Attention:  Dale M. Gibbons
                         Telephone:  (801) 524-4787

         If you would like to request documents, please do so by September 8, 1999 to receive them before the special meeting. If you request any incorporated documents from Zions, Zions will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

         Neither Zions nor Pioneer has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.



                          INDEX TO FINANCIAL STATEMENTS

                                                                                                               Page
                                                                                                               ----
Independent Auditor's Report....................................................................................F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997....................................................F-3

Consolidated Statements of Earnings for the years ended December 31, 1998, 1997 and 1996........................F-5

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended
     December 31, 1998, 1997 and 1996...........................................................................F-7

Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996......................F-9

Notes to Consolidated Financial Statements.....................................................................F-11

Consolidated Balance Sheets as of March 31, 1999 (Unaudited) and December 31, 1998.............................F-32

Consolidated Statements of Earnings for the three months ended March 31, 1999 and 1998 (Unaudited)......................................................................................F-33

Consolidated Statement of Changes in Shareholders' Equity and Comprehensive Income for the
     three months ended March 31, 1999 (Unaudited).............................................................F-34

Consolidated Statements of Cash Flows for the three months ended March 31, 1999 and 1998 (Unaudited)......................................................................................F-35

Notes to Consolidated Financial Statements (Unaudited).........................................................F-36

Independent Auditors' Report
The Shareholders and Board of Directors
Pioneer Bancorporation:

       We have audited the accompanying consolidated balance sheets of Pioneer Bancorporation and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of earnings, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Bancorporation and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

       KPMG LLP

       Los Angeles, California
       January 15, 1999, except for Notes 13 and 22 of the Notes to Consolidated Financial Statements which are as of May 7, 1999.


1998 Consolidated Balance Sheets
As of December 31, 1998 and 1997
----------------------------------------------------------------------------------------------------
                                                                    1998            1997
                                                               --------------  --------------
Assets:
     Cash and Cash Equivalents:
         Cash and Due from Banks ............................  $   58,208,000  $   57,467,000
         Federal Funds Sold .................................      47,500,000      83,500,000
              Total Cash and Cash Equivalents ...............     105,708,000     140,967,000

     Securities Held to Maturity, Fair Value of .............            ,000      40,861,000
     $47,627,000 and $41,870,000
              as of December 31, 1998 and 1997,
              respectively ..................................          46,102
     Securities Available for Sale ..........................     269,476,000     211,004,000
     Loans (less allowance for credit losses of $7,004,000 ..     434,548,000
     and $5,773,000
         as of December 31, 1998 and 1997, respectively) ....     576,105,000
     Premises and Equipment, Net ............................      18,049,000      10,886,000
     Interest Receivable ....................................       7,258,000       6,408,000
     Deferred Tax Asset, Net ................................       2,098,000       1,092,000
     Other Assets ...........................................       6,461,000       5,495,000
                                                               --------------  --------------
     Total Assets ...........................................  $1,031,257,000  $  851,261,000
                                                               --------------  --------------

     Liabilities and Shareholders' Equity:
     Liabilities:
         Deposits:
              Demand:
                  Noninterest Bearing .......................  $  224,448,000  $  201,956,000
                  Interest Bearing ..........................     118,748,000      94,049,000
              Savings .......................................      97,279,000      66,352,000
              Money Market ..................................     251,024,000     277,413,000
              Time - under $100,000 .........................      99,098,000      59,104,000
              Time - $100,000 and over ......................     109,150,000      40,904,000
                  Total Deposits ............................     899,747,000     739,778,000

         Securities Sold Under Repurchase Agreements ........      60,111,000      53,728,000
         Other Liabilities ..................................       3,845,000       3,698,000
                                                               --------------  --------------
     Total Liabilities ......................................  $  963,703,000  $  797,204,000
                                                               --------------  --------------


                                       F-3


Shareholders' Equity
    Common Stock, $.01 par value,
         authorized 15,000,000 shares; issued and
         outstanding
             9,547,266 shares in 1998 and 9,273,770
             shares in 1997 .................................  $        9,600  $       51,000
    Paid-In Surplus .........................................      65,282,000      21,973,000
    Accumulated Other Comprehensive Income:
         Net Unrealized Gain on Securities Available
         for Sale, Net
              of Tax effect of $482,000 and $687,000
             respectively ...................................       1,025,000       1,460,000
Retained Earnings ...........................................       1,151,000      30,573,000
                                                               --------------  --------------
Total Shareholders' Equity ..................................      67,554,000      54,057,000
Total Liabilities and Shareholders' Equity ..................  $1,031,257,000  $  851,261,000
                                                               --------------  --------------


See accompanying notes to consolidated financial statements.


1998 Consolidated Statements of Earnings
Years ended December 31, 1998, 1997 and
1996                                                 1998         1997         1996
                                                  -----------  -----------  -----------
Interest Income:
     Interest and Fees on Loans ................  $49,588,000  $39,909,000  $32,225,000
     Interest on Federal Funds Sold ............    3,795,000    3,487,000    1,515,000
     Interest on Securities:
         Taxable ...............................   11,904,000   10,168,000    7,284,000
     Exempt from Federal Income Taxes ..........    3,579,000    2,060,000    1,340,000
                                                  -----------  -----------  -----------
     Total Interest Income .....................  $68,866,000  $55,624,000  $42,364,000
                                                  -----------  -----------  -----------
Interest Expense:
     Interest on Deposits ......................   25,537,000   19,881,000   14,738,000
     Interest on Federal Funds and
     Repurchase Agreements .....................    3,208,000    1,813,000    1,106,000
                                                  -----------  -----------  -----------
     Total Interest Expense ....................  $28,745,000  $21,694,000  $15,844,000
                                                  -----------  -----------  -----------

Net Interest Income: ...........................   40,121,000   33,930,000   26,520,000
     Provision for Credit Losses ...............    2,125,000    1,300,000    1,015,000
                                                  -----------  -----------  -----------
     Net Interest Income after Provision for
     Credit Losses .............................  $37,996,000  $32,630,000  $25,505,000
                                                  -----------  -----------  -----------

Other Income:
     Service Charges on Deposit Accounts .......    3,232,000    3,050,000    2,446,000
     Merchant Credit Card Income ...............    1,988,000    1,831,000    1,469,000
     Trust Department Income ...................    1,554,000    1,318,000      702,000
     Gain on Sale of Securities Held to ........         --           --         10,000
     Maturity
     Gain on Sale of Securities Available for ..    2,016,000      111,000         --
     Sale
     ATM Network Fees Earned ...................      276,000      236,000      205,000
     Other Income ..............................    1,185,000    1,040,000      559,000
                                                  -----------  -----------  -----------
     Total Other Income ........................  $10,251,000  $ 7,586,000  $ 5,391,000
                                                  -----------  -----------  -----------

Other Expenses:
     Salaries and Employee Benefits ............   13,939,000   11,100,000    9,108,000
     Occupancy Expense .........................    5,966,000    4,396,000    3,320,000
     Merchant Credit Card Expense ..............    1,718,000    1,566,000    1,438,000
     Other Expense .............................    8,379,000    6,654,000    5,466,000
     Total Other Expenses ......................  $30,002,000  $23,716,000  $19,332,000
                                                  -----------  -----------  -----------

                                      F-5


1998 Consolidated Statements of Earnings
Years ended December 31, 1998, 1997 and
1996                                                 1998         1997         1996
                                                  -----------  -----------  -----------
Income before Income Taxes: ....................   18,245,000   16,500,000   11,564,000
     Income Taxes ..............................    4,954,000    4,956,000    3,480,000
                                                  -----------  -----------  -----------
     Net Income ................................  $13,291,000  $11,544,000  $ 8,084,000
                                                  -----------  -----------  -----------
Net Income per Common Share:
     Basic Net Income Per Share ................  $      1.40  $      1.24  $      0.87
                                                  -----------  -----------  -----------
     Diluted Net Income Per Share ..............  $      1.39  $      1.20  $      0.84

     See accompanying notes to consolidated financial statements.


1998 Consolidated Statements of Changes in Shareholders' Equity and
Comprehensive Income Years ended December 31, 1998, 1997 and 1996.

                                                                                                   Accumulated
                                                                                                      Other           Total
                                             Common Stock             Paid-In        Retained      Comprehensive   Shareholders'
                                         Shares        Amount         Surplus        Earnings         Income          Equity
                                       ---------    ------------   ------------    ------------    ------------    ------------
December 31, 1995
     Balance: ...................      2,539,302    $     25,000   $  9,946,000    $ 22,397,000    $    634,000    $ 33,002,000
                                       ---------    ------------   ------------    ------------    ------------    ------------
     Stock Split Effected in
     the form of a Dividend .....        507,823           5,000         (9,000)           --              --            (4,000)
     Common Stock Issuance ......          9,297             (a)        219,000            --              --           219,000
     Comprehensive Income:
         Net Income .............           --              --             --         8,084,000            --         8,084,000
       Net unrealized change
       in Securities Available
       for Sale, net of tax
       effect of ($142,000) .....           --              --             --              --          (302,000)       (302,000)
Total Comprehensive Income ......                                                                                     7,782,000
Three-for-Two Stock Split .......      1,525,663          15,000        (17,000)           --              --            (2,000)
December 31, 1996
     Balance: ...................      4,582,085    $     45,000   $ 10,139,000    $ 30,481,000    $    332,000    $ 40,997,000
                                       ---------    ------------   ------------    ------------    ------------    ------------
     Stock Dividend .............        458,067           5,000     11,442,000     (11,452,000)           --            (5,000)
     Common Stock Issuance ......          7,778             (a)        242,000            --              --           242,000
     Comprehensive Income:
       Net Income ...............           --              --             --        11,544,000            --        11,544,000
       Net unrealized
           change in
           Securities
           Available for
           Sale, net of tax
           effect of $530,000 ...           --              --             --              --         1,128,000       1,128,000
     Total Comprehensive
     Income .....................                                                                                    12,672,000
     Exercise of Stock
     Options ....................         61,585           1,000        150,000            --              --           151,000
December 31, 1997
     Balance: ...................      5,109,515    $     51,000   $ 21,973,000    $ 30,573,000    $  1,460,000    $ 54,057,000
                                       ---------    ------------   ------------    ------------    ------------    ------------
     Stock Dividend .............        525,207           5,000     20,995,000     (21,009,000)           --            (9,000)
     Common Stock Issuance ......          9,520             (a)        302,000            --              --           302,000
     Comprehensive Income:
       Net Income ...............           --              --             --        13,291,000            --        13,291,000
       Net unrealized change
           in Securities
           Available for
           Sale, net of tax
           effect of $205,000 ...           --              --             --              --          (435,000)       (435,000)
     Total Comprehensive
     Income .....................                                                                                    12,856,000

                                      F-7


                                                                                                   Accumulated
                                                                                                      Other           Total
                                             Common Stock             Paid-In        Retained      Comprehensive   Shareholders'
                                         Shares        Amount         Surplus        Earnings         Income          Equity
                                       ---------    ------------   ------------    ------------    ------------    ------------
     Three-for-Two
     Stock Split ................      2,891,339          29,000        (32,000)           --              --            (3,000)
     Exercise of
     Stock Options ..............        143,698           2,000        349,000            --              --           351,000
     Stock Dividend (b) .........        867,987           9,000     21,695,000     (21,704,000)           --              --
December 31, 1998
     Balance: ...................      9,547,266    $     96,000   $ 65,282,000    $  1,151,000    $  1,025,000    $ 67,554,000
                                       ---------    ------------   ------------    ------------    ------------    ------------

     See accompanying notes to consolidated financial statements.
     (a)  Amount is less than $1,000.
     (b)  Declared in March 1999.  See Note 22.



1998 Consolidated Statements of Cash Flows
Years ended December 31, 1998, 1997 and 1996                         1998              1997             1996
                                                                 -------------    -------------    -------------
Cash Flows from Operating Activities:
     Net Income ..............................................   $  13,291,000    $  11,544,000    $   8,084,000
         Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
         Depreciation and Amortization .......................       2,301,000        1,716,000        1,296,000
         Amortization, Accretion of Premiums and
Discounts ....................................................         512,000          662,000          798,000
         on Investments
         Provision for Credit Losses .........................       2,125,000        1,300,000        1,015,000
         Deferred Income taxes ...............................        (782,000)        (332,000)        (290,000)
         Gain on Sale of Premises and Equipment ..............        (380,000)        (324,000)          (2,000)
         Gain on Sale of Securities Held to Maturity .........            --               --            (10,000)
         Gain on Sale of Securities Available for Sale .......      (2,016,000)        (111,000)            --
         Increase in Interest Receivable .....................        (850,000)      (1,576,000)        (838,000)
         (Increase) Decrease in Other Assets .................        (966,000)      (1,454,000)         245,000
         Increase in Unamortized Loan Origination Fees .......         307,000          196,000          350,000
         Increase (Decrease) in Other Liabilities ............         147,000          476,000          152,000
             Total Adjustments ...............................         398,000          553,000        2,716,000
                                                                 -------------    -------------    -------------
         Net Cash Provided by Operating Activities ...........   $  13,689,000    $  12,097,000    $  10,800,000
                                                                 -------------    -------------    -------------
Cash Flows from Investing Activities:
         Proceeds from Maturities and Calls of:
             Held to Maturity Securities .....................   $   4,945,000    $  50,292,000    $  20,446,000
             Available for Sale Securities ...................      25,535,000       18,750,000       25,700,000
         Proceeds from Sales of Available for Sale ...........      60,914,000       12,893,000             --
Securities
         Purchase of Securities Held to Maturity .............     (10,317,000)     (58,111,000)            --
         Purchase of Securities Available for Sale ...........    (143,945,000)    (110,816,00)      (94,350,000)
         Net Increase in Loans ...............................    (144,080,000)     (84,232,000)     (66,663,000)
         Proceeds from Sale of Premises and Equipment ........       2,675,000        4,941,000            2,000
         Acquisition of Premises and Equipment ...............     (11,759,000)      (5,127,000)      (3,370,000)
         Loan Recoveries .....................................          91,000           84,000          108,000
                                                                 -------------    -------------    -------------
         Net Cash Used in Investing Activities ...............   $(215,941,000)   $(171,326,000)   $(118,127,000)
                                                                 -------------    -------------    -------------
Cash Flows from Financing Activities:
         Net Increase (Decrease) from Federal Funds ..........            --      $  (2,970,000)   $     220,000
Purchased
         Net Increase in Demand Deposits and Savings
         Accounts ............................................      51,729,000      151,119,000      146,391,000
         Net Increase (Decrease) in Certificates of Deposit ..     108,240,000       25,182,000      (15,490,000)
         Net Increase (Decrease) in Securities Sold under
         Repurchase Agreements ...............................       6,383,000       33,257,000       (8,053,000)
         Proceeds from Sale of Stock .........................         302,000          242,000          219,000
         Proceeds from Exercise of Options ...................         351,000          151,000             --
         Cash Paid for Fractional Shares at Dividend
         and Split ...........................................         (12,000)          (5,000)          (6,000)
                                                                 -------------    -------------    -------------

             Net Cash Provided by Financing Activities .......   $ 166,993,000    $ 206,976,000    $ 123,281,000
                                                                 -------------    -------------    -------------

                                      F-9


         Net Increase (Decrease) in Cash and Cash
         Equivalents: ........................................   $ (35,259,000)   $  47,747,000    $  15,954,000
             Cash and Cash Equivalents Beginning of Year .....     140,967,000       93,220,000       77,266,000
                                                                 -------------    -------------    -------------
         Cash and Cash Equivalents End of Year ...............   $ 105,708,000    $ 140,967,000    $  93,220,000

Supplemental Disclosure of Cash Flow Information:
         Interest Paid During the Year .......................   $  28,580,000    $  21,569,000    $  15,875,000
         Income Taxes Paid During the Year ...................   $   6,000,000    $   5,750,000    $   4,075,000

See accompanying notes to consolidated financial statements.

1998 Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting and Reporting Policies

     The significant accounting and reporting policies of Pioneer Bancorporation ("the Company") and its wholly-owned subsidiary Pioneer Citizens Bank of Nevada ("PCBN") are summarized below. These policies conform with generally accepted accounting principles and with general practice within the banking industry. Certain reclassifications have been made to prior years' consolidated financial statements to conform with current year presentation. All material intercompany balances and transactions have been eliminated.

(a)  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of the Company and PCBN. PCBN is a state chartered commercial bank serving the communities of Reno, Sparks, Carson City, Las Vegas, Summerlin and Henderson. PCBN became a wholly-owned subsidiary of the Company on October 31, 1993.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and the consolidated results from operations for the periods presented. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant material change in the near term relate to the allowance for credit losses. While management believes that these allowances are currently adequate, future additions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the allowances for credit losses. Such agencies may require the Company to recognize additions to these allowances based on their judgements about information available to them at the time of their examination.

(b)  Securities Held to Maturity

     Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts, computed using the interest method. The Company determines the classification of securities at the time of their purchase. The Company classifies securities as held to maturity when it has the positive intent and ability to hold such securities to maturity. The Company considers its asset/liability strategies, liquidity needs and other factors in determining its ability and intent to hold securities to maturity.

(c)  Securities Available for Sale

     The Company has designated certain securities as available for sale at the time of their purchase. The Company determines which securities are available for sale by evaluating whether such securities would be sold in response to liquidity needs, asset/liability management and other factors. Amortization of premiums and accretion of discounts are computed using the interest method. The cost of securities sold is determined using the specific identification method. Unrealized gains and losses, net of tax, on securities available for sale are reported as a separate component of other comprehensive income until realized. Declines in the fair value of individual securities held to maturity or available for sale below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in net income as realized losses.

(d)  Allowance for Credit Losses

     The allowance for credit losses is maintained at a level believed by management to be adequate to provide for potential loan losses based on management's evaluation of the loan portfolio, prevailing and anticipated economic conditions, and the Company's previous loan loss experience. The allowance is based on estimates and ultimate losses may vary from current estimates. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. In addition, regulatory examiners may require the Company to recognize additions to the allowance based upon information available to them at the time of their examination.

     The Company evaluates loans for impairment on a periodic basis. A loan is considered impaired when, based on current information of events, it is probable that a creditor will be unable to collect all amounts due (i.e. principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based upon (i) the present value of the expected future cash flows of the impaired loan discounted at the loans original effective interest rate, (ii) the observable market price of the impaired loan, or (iii) the fair value of the collateral of a collateral dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording of valuation allowance with a corresponding charge to the provision for credit losses.

     The Company stratifies its loan portfolio by size and treats smaller performing loans with an outstanding balance less than $250,000 as a homogenous portfolio. For loans in excess of $250,000, the Company conducts a periodic review of each loan in order to test for impairment. Cash payments received on loans considered impaired are applied to principal amounts due first until fully recovered and then to any forgone interest.

(e)  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation for consolidated financial statement purposes is computed on the straight-line method over the estimated useful lives. Leasehold improvements are amortized over the economic life of the improvement or lease term, whichever is shorter.

     The estimated useful lives of premises and equipment are as follows:
         Building and Improvements: 10 to 39 years
         Furniture, Fixtures and Equipment: 3 to 10 years

     As events or circumstances warrant, the Company assesses the recoverability of its premises and equipment by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f)  Other Real Estate Owned

     Other real estate owned, if any, would include foreclosed properties held for sale and would be recorded at estimated fair value less costs to sell.

(g)  Interest Income on Loans

     Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.
     Upon such discontinuance, all unpaid accrued interest is reversed. Cash collections on nonaccrual loans are generally applied as a reduction to the recorded investment of the loan. Loans are returned to accrual status only after all past due amounts have been received and the borrower has demonstrated sustained performance.

(h)  Loan Origination Fees and Costs

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan on a level yield basis.

(i)  Net Income per Share

     The Company reports both basic and diluted net income per share. Basic net income per share is determined by dividing net income by the average number of shares of common stock outstanding, while diluted net income per share is determined by dividing the average number of shares of common stock outstanding adjusted for the dilutive effect of common stock equivalents. The net income per share data for 1997 and 1996 has been restated to give retroactive recognition to the stock dividend and the stock split declared in 1998 (see Notes 11 and 22).

(j)  Income Taxes

     Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities and loans) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are recognized subject to management's judgement that realization is more likely than not.

(k)  Repurchase Agreements

     Securities sold under agreement to repurchase generally mature within one to four days from the transaction date. At December 31, 1998 one transaction was individually over 10% of shareholders' equity. This agreement was with a customer of the Bank.

(l)  Statements of Cash Flows

     For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal Funds sold. Generally, Federal Funds are purchased and sold for one-day periods.

(m)  Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to

Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted certain provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(n)  Comprehensive Income

     On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of changes in shareholders' equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

2.   Cash and Due From Banks

     The Company was required to maintain cash balances of $4,177,000 and $4,746,000 at December 31, 1998 and 1997, respectively, to cover services provided by correspondent banks. Federal Reserve Board regulations require that PCBN maintain certain reserve balances on deposit with the Federal Reserve Bank. Cash balances maintained to meet reserve requirements are not available for use by PCBN or the Company. The Federal Reserve required balances were $2,400,000 and $920,000 at December 31, 1998 and 1997, respectively.

3.   Securities Held to Maturity
The carrying values and estimated values of securities held to maturity at December 31, 1998 and 1997 are summarized as follows:
--------------------------------------------------------------------------------

                                                   Gross         Gross
                                    Carrying     Unrealized    Unrealized      Fair
                                     Value         Gains         Losses        Value
                                  -----------   -----------   -----------   -----------
1998:
  U.S. Treasuries ............    $      --     $      --     $      --     $      --
  State, County and Municipal.     46,102,000     1,582,000        57,000    47,627,000
                                  -----------   -----------   -----------   -----------
  Total ......................   $46,102,000   $ 1,582,000   $    57,000   $47,627,000
                                  -----------   -----------   -----------   -----------
1997:
  U.S. Treasuries ............   $ 4,006,000   $      --     $      --     $ 4,006,000
  State, County and Municipal.    36,855,000     1,059,000        50,000    37,864,000
                                  -----------   -----------   -----------   -----------
  Total ......................   $40,861,000   $ 1,059,000   $    50,000   $41,870,000
                                  -----------   -----------   -----------   -----------



The carrying values and estimated fair values of securities held to maturity at December 31, 1998, by contractual maturity, are shown below.
--------------------------------------------------------------------------------
                                                 Carrying          Fair
                                                  Value            Value
Maturing Within:
         One Year                              $ 1,836,000      $ 1,846,000
         One to Five Years                      10,403,000       10,608,000
         Five to Ten Years                      28,497,000       29,799,000
         Over Ten Years                          5,366,000       5,374,000
         Total                                 $46,102,000      $47,627,000



         Securities carried at approximately $0 and $4,006,000 at December 31, 1998 and 1997, respectively, were pledged to secure various state and local government and trust deposits as required or permitted by law.

4.   Securities Available for Sale

The amortized cost and estimated fair values of securities available for sale at December 31, 1998 and 1997 are summarized as follows:

                                                    Gross         Gross
                                   Amortized      Unrealized    Unrealized       Fair
                                     Cost           Gains         Losses         Value
                                 ------------   ------------   ------------   ------------
1998:
  U.S. Treasuries ............   $ 52,121,000   $    841,000   $       --     $ 52,962,000
  U.S. Agencies ..............    164,450,000        801,000      1,032,000    164,219,000
  State, County and Municipal.     51,392,000        947,000         44,000     52,295,000
                                 ------------   ------------   ------------   ------------
  Total ......................   $267,963,000   $  2,589,000   $  1,076,000   $269,476,000
                                 ------------   ------------   ------------   ------------
1997:
  U.S. Treasuries ............   $116,880,000   $  1,494,000   $     33,000   $118,341,000
  U.S. Agencies ..............     70,404,000        557,000        160,000     70,801,000
  State, County and Municipal.     21,569,000        296,000          3,000     21,862,000
                                 ------------   ------------   ------------   ------------
  Total ......................   $208,853,000   $  2,347,000   $    196,000    211,004,000
                                 ------------   ------------   ------------   ------------


The amortized cost and estimated fair values of securities available for sale at December 31, 1998, by contractual maturity, are shown below:

                                            Amortized                 Fair
                                              Cost                    Value
                                          ------------            ------------
Maturing Within:
         One Year                         $ 39,712,000            $ 40,017,000
         One to Five Years                  70,591,000              71,757,000
         Five to Ten Years                  62,531,000              63,230,000
         Over Ten Years                     95,129,000              94,472,000
                                          ------------            ------------
         Total                            $267,963,000            $269,476,000
                                          ------------            ------------


             Securities with fair value of approximately $31,700,000 and $67,637,000 at December 31, 1998 and 1997, respectively, were pledged to secure various state and local government and trust deposits as required or permitted by law. Proceeds from the sales of available for sale securities during 1998, 1997 and 1996 were approximately $60,914,000, $12,893,000 and $0, respectively. Gross gains (losses) of $2,020,000 and $(4,000) in 1998, $115,000 and ($4,000) in 1997, and no
         gains (losses) in 1996 were realized on those sales.

             During 1998, $596,000 of unrealized gains arose during the year and are included in comprehensive income ($387,000, net of tax), and $1,265,000 of previously unrealized gains ($822,000, net of tax) were realized in earnings.

5.   Loans and Leases
The following is a summary of loans by major category at December 31, 1998, and 1997:

                                                                1998           1997
                                                            ------------   ------------
     Commercial and Industrial ..........................   $151,691,000   $118,862,000
     Real Estate Loans:
         Construction and Land Development ..............     93,766,000     85,479,000
         Insured or Guaranteed Residential ..............         46,000         46,000
         Conventional and Non-Farm, Non-Residential .....    297,775,000    204,065,000
     Agricultural Loans .................................        462,000         70,000
     Loans to Individuals for Personal Expenditures .....     32,211,000     31,647,000
     State and Municipal Obligations ....................      8,380,000      1,781,000
     Leases .............................................        714,000           --
     Subtotal ...........................................    585,045,000    441,950,000

     Less: Allowance for Credit Losses ..................      7,004,000      5,773,000
             Unamortized Loan Origination Fees, Net of
                  Direct Costs ..........................      1,936,000      1,629,000
                                                            ------------   ------------
Loans Net ...............................................   $576,105,000   $434,548,000
                                                            ------------   ------------


     As of December 31, 1998 and 1997 the Company had no impaired loans for which a specific allowance had been established. Nonaccrual and impaired loans amounted to $794,000 and $920,000, respectively, as of December 31, 1998 and 1997. The average recorded investment in impaired loans was $1,555,000 and $473,000, respectively for the years ended December 31, 1998 and 1997. As the Company places all impaired loans on nonaccrual status, no interest income was recognized on impaired loans during the years ended December 31, 1998 and 1997. The amount of interest income that would have been recorded on nonaccrual loans was approximately $42,000, $40,000 and $29,000 for 1998, 1997 and 1996,
respectively.

6.   Allowance for Credit Losses
Changes in the allowance for credit losses are as follows:


                                                     1998           1997            1996
                                                 -----------    -----------    -----------
     Balance at Beginning of Year ............   $ 5,773,000    $ 4,923,000    $ 4,010,000

     Loans Charged Off .......................      (985,000)      (534,000)      (210,000)
     Recoveries of Loans Previously Charged Off       91,000         84,000        108,000
     Net Loans Charged Off ...................      (894,000)      (450,000)      (102,000)
     Provision for Credit Losses .............     2,125,000      1,300,000      1,015,000
                                                 -----------    -----------    -----------
     Balance at End of Year ..................   $ 7,004,000    $ 5,773,000    $ 4,923,000
                                                 -----------    -----------    -----------

7.   Premises and Equipment, Net
Major classifications of premises and equipment at December 31, 1998 and 1997 are summarized as follows:

                                                             1998           1997
                                                          -----------   -----------
     Land .............................................   $ 1,122,000   $ 1,206,000
     Buildings ........................................     2,310,000     1,239,000
     Leasehold Improvements ...........................    11,204,000     6,700,000
     Furniture and Equipment ..........................    11,662,000     7,756,000
     Subtotal .........................................    26,298,000    16,901,000

     Less: Accumulated Depreciation and Amortization ..     8,249,000     6,015,000
                                                          -----------   -----------
     Premises and Equipment, Net ......................   $18,049,000   $10,886,000
                                                          -----------   -----------

8.   Deposits
     At December 31, 1998 and 1997, the Company had time deposits of $100,000 or more of $109,150,000 and $40,904,000, respectively. Interest paid on time deposits of $100,000 or more for 1998, 1997 and 1996 was $3,886,000, $1,674,000 and $2,000,000, respectively.

     Scheduled maturities of certificates of deposit at December 31, 1998 are summarized as follows:

         1999                                            $ 178,376,000
         2000                                               27,044,000
         2001                                                1,083,000
         2002                                                1,640,000
         2003                                                    1,000
         2004 and Beyond                                       104,000
                                                          ------------
         Total                                            $208,248,000
                                                          ------------

9.   Repurchase Agreements
The following table sets forth information with respect to securities sold under agreements to repurchase:

                                                            1998           1997           1996
                                                         -----------    -----------    -----------
     Balance, end of year ............................   $60,111,000    $53,728,000    $20,471,000

     Weighted average interest rate, end of year .....          4.43%          4.98%          4.91%

     Average amount outstanding, during the year .....   $64,936,000    $34,391,000    $19,438,000

     Weighted average interest rate, for the year ....          4.86%          5.00%          4.91%

     Maximum amount outstanding at any month-end .....   $84,930,000    $53,728,000    $20,771,000


     Securities subject to repurchase agreements are retained by PCBN's custodian under written agreements that recognize the customers' interests in the securities. Interest expense associated with securities sold under repurchase agreements totaled $3,155,000, $1,720,000 and $955,000 for 1998, 1997 and 1996, respectively.

10.  Income Taxes
Federal Income Tax Expense consists of:


                                                                             1998           1997            1996
                                                                          -----------    -----------    -----------
     Current Income Taxes .............................................   $ 5,736,000    $ 5,288,000    $ 3,770,000
     Deferred Income Taxes ............................................      (782,000)      (332,000)      (290,000)
                                                                          -----------    -----------    -----------
     Total ............................................................   $ 4,954,000    $ 4,956,000    $ 3,480,000
                                                                          -----------    -----------    -----------
The reasons for the variation of the effective income tax rate from the statutory federal tax rate are as follows:
     Tax Expense at Statutory Rate ....................................   $ 6,386,000    $ 5,775,000    $ 3,932,000
     Tax Effect of Tax Exempt Interest Income .........................    (1,199,000)      (655,000)      (414,000)
     Tax Other, Net ...................................................      (233,000)      (164,000)       (38,000)
                                                                          -----------    -----------    -----------
     Total ............................................................   $ 4,954,000    $ 4,956,000    $ 3,480,000
                                                                          -----------    -----------    -----------


(As restated to reflect the actual 1997 Federal Income Tax Return as filed)

                                                               1998         1997
                                                            ----------   ----------
Deferred Tax Assets:
     Allowance for Credit Losses ........................   $2,386,000   $1,837,000
     Deferred Compensation ..............................      584,000      504,000
     Other ..............................................        4,000         --
                                                            ----------   ----------
Total Gross Deferred Tax Assets .........................   $2,974,000   $2,341,000
                                                            ----------   ----------
Less: Valuation Allowance ...............................         --           --
                                                            ----------   ----------
         Net Deferred Tax Assets ........................   $2,974,000   $2,341,000
                                                            ----------   ----------
Deferred Tax Liabilities:
     Plant and Equipment ................................   $   99,000   $  210,000
     Deferred Loan Fees .................................       13,000       13,000
     Discount Accretion on Securities ...................         --        105,000
     Unrealized Gain on Securities Available for Sale ...      529,000      753,000
     Other ..............................................      235,000      168,000
                                                            ----------   ----------
     Total Gross Deferred Tax Liabilities ...............   $  876,000   $1,249,000
                                                            ----------   ----------
     Net Deferred Tax Assets ............................   $2,098,000   $1,092,000
                                                            ----------   ----------

A Summary of the change in the deferred tax asset (liability) for the years ended December 31, 1998 and 1997 is as follows:

                                                                              1998          1997
                                                                           -----------   -----------
     Deferred Tax Asset, Net Beginning of Year .........................   $ 1,092,000   $ 1,294,000
     Change in the Tax Effect related to Unrealized (Gain) Loss on AFS
     Securities ........................................................       224,000      (534,000)
     Current Year Deferred Income Taxes ................................       782,000       332,000
                                                                           -----------   -----------
     Deferred Tax Asset, Net End of Year ...............................   $ 2,098,000   $ 1,092,000
                                                                           -----------   -----------

     The current federal tax receivable of $1,154,000 and receivable of $780,000 at December 31, 1998 and 1997 respectively, is included in other assets in the consolidated balance sheets. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the ability to carryback losses and the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods which deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income over the periods which deferred tax assets are deductible are reduced.

11.  Common Stock

     On July 15, 1998, the Board of Directors declared a three-for-two stock split to shareholders of record as of July 27, 1998. All pertinent share and per share information for 1998, 1997 and 1996 including stock option activity has been retroactively restated to reflect this split.

     On January 21, 1998, the Board of Directors declared a 10% stock dividend to shareholders of record as of February 2, 1998. All pertinent share and per share information for 1998, 1997 and 1996 including qualified stock option activity has been retroactively restated to reflect this dividend.

     On January 15, 1997, the Board of Directors declared a 10% stock dividend to shareholders of record as of January 31, 1997. All pertinent share and per share information for 1997 and 1996 including qualified stock option activity has been retroactively restated to reflect this split.

     On April 17, 1996, the Board of Directors declared a three-for-two stock split to shareholders of record as of April 30, 1996. All pertinent share and per share information for 1996 including qualified stock option activity has been retroactively restated to reflect this split.

     On January 17, 1996, the Board of Directors declared a one-for-five stock split effected in the form of a dividend to shareholders of record as of January 31, 1996. All pertinent share and per share information for 1996 including qualified stock option activity has been retroactively restated to reflect this split.

     In 1990, the Board of Directors approved the issuance of qualified stock options which provide for the grant of qualified stock options to certain key employees. The price per share at which shares may be acquired upon exercise of qualified options is determined by the Board of Directors at the time of the grant.

The qualified options are exercisable over a vesting period until employee termination as set forth in the respective stock option agreements.

     In 1998, the shareholders of the Company approved an amendment to a non-qualified stock option plan dated 1991. Under this plan and amendment, options may be granted by the Board of Directors to key employees or directors of the Company or PCBN. The price per share at which shares may be acquired upon exercise of non-qualified options is determined by the Board of Directors at the time of the grant. The non-qualified options are exercisable over a vesting period of 5-years until employee termination or option expiration as set forth in the respective stock option agreements.

A summary of changes in outstanding options is as follows:


                             1998        1997        1996
                           -------     -------     -------
Outstanding
        January 1 .....    143,698     205,283     205,283
Options granted .......    446,250        --          --
Options exercised .....   (143,698)    (61,585)       --
                           -------     -------     -------
Outstanding,
         December 31 ...    446,250     143,698     205,283


Information regarding stock option activity and prices of the shares is as follows:

                                                                 Weighted
                                                  Option         Average
                                  Number of     Price Range    Option Price
                                   Shares*       Per Share*     Per Share*
                                   -------     -------------    ---------
Shares under option at:
     December 31, 1998             446,250     $29.33-$25.00     $26.58
     December 31, 1997 .........   143,698          2.44           2.44
     December 31, 1996 .........   205,283          2.44           2.44
Options exercisable at:
     December 31, 1998 .........      --            --             --
     December 31, 1997 .........   143,698          2.44           2.44
     December 31, 1996 .........   205,283          2.44           2.44
Options exercised in year ended:
     December 31, 1998 .........   143,698          2.44           2.44
     December 31, 1997 .........    61,585          2.44           2.44
     December 31, 1996 .........      --            --             --
------------------

*Adjusted for stock dividends declared in 1996, 1997 and 1998 as well as 3-for-2 stock splits in 1996 and 1998.

The Company applies APB 25 in accounting for the stock option plan and, accordingly, no compensation cost has been recognized in the Consolidated Financial Statements for the fair value of stock options granted. Had the Company determined compensation cost based on the fair value at the grant date for its stock options granted in 1998 under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the table below for the year ended December 31, 1998:

(In Thousands except per share data)
--------------------------------------------------------------------------------
Net Income:
     As reported .......................   $   13,291
     Pro Forma .........................       13,074
     Basic net income per share:
     As reported .......................   $     1.40
     Pro Forma .........................         1.38
     Diluted net income per share:
     As reported .......................   $     1.39
     Pro forma .........................         1.37

The fair value of each option granted was estimated on the date of grant using the Black-Sholes option-pricing model with the following weighted average assumptions for the years presented:

(In Thousands except per share data)
--------------------------------------------------------------------------------
Dividend yield .........................    0%
Expected life of option (years):
     Officers ..........................    5
     Directors .........................    5
Stock price volatility:
     Officers ..........................   27%
     Directors .........................   27%


The risk-free interest rates used in the Black-Scholes option-pricing model were equal to comparable U.S. Treasury rates at each respective grant date. A 5-year rate of 5.22% was used for valuing both the officers' options and the directors' options based upon respective terms of the options. The weighted average fair value at the date of grant for options granted during 1998 was $9.03 per option.

12.  Related Party Transactions

     At December 31, 1998, 1997 and 1996, officers and directors of the Company or companies with which they are affiliated were indebted to the Company in the approximate aggregate amounts of $5,215,000, $4,556,000 and $5,428,000, respectively. Such loans were made on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with other persons who were not executive officers or directors and did not involve more than the normal risk of collectibility or present other unfavorable features. It is the policy of the Company to have the Board of Directors approve executive officer/director loans in advance of their funding.

13.  Net Income per Share

     The following is a summary of the calculation of basic and diluted net income per share for the years ended December 31, 1998, 1997, and 1996:

                                                    1998          1997          1996
                                                -----------   -----------   -----------
Net Income ..................................   $13,291,000   $11,544,000   $ 8,084,000
Basic Net Income Per Share
Weighted Average Shares .....................     9,495,419     9,337,301     9,317,468
     Outstanding
     Net Income per Share ...................   $      1.40   $      1.24   $      0.87
                                                -----------   -----------   -----------

     Dilutive Net Income Per Share
     Weighted Average Shares Outstanding ....     9,495,419     9,337,301     9,317,468
     Effect of Dilutive Stock Options .......        32,367       244,282       340,178
                                                -----------   -----------   -----------
                                                  9,527,786     9,581,583     9,657,646
     Net Income per Share ...................   $      1.39   $      1.20   $      0.84
                                                -----------   -----------   -----------

     Per share amounts have been retroactively restated to reflect the stock dividends and stock splits described in Notes 11 and 22.

14.  Transfers from Retained Earnings to Paid-in Surplus

     The Nevada Revised Statutes require that amounts be transferred from PCBN's retained earnings to paid-in surplus before distribution of dividends to shareholders from retained earnings. Such transfers are required only when net income is generated in the previous fiscal year.

15.  Employee Benefit Plans

     Effective August 1, 1987, the Company adopted a 401(k) Savings Plan (the "Savings Plan"). The Savings Plan is a single-employer defined contribution plan covering substantially all full-time employees of the Company. Employees may contribute from 1% to 15% of their annual compensation. The Company's discretionary contribution was 50% of the contributions made by the employees in 1998, 1997 and 1996. The Company's discretionary contributions were $201,816, $157,698 and $127,708 in 1998, 1997 and 1996, respectively.

     Effective April 15, 1992, the Company adopted a supplemental executive compensation plan to provide an unfunded incentive compensation arrangement for certain management, directors and highly compensated employees of the Company. Participants may elect to defer up to 100% of their annual compensation, as defined. Upon reaching normal retirement age or date of disability, if earlier, both as defined, participants are paid in a lump sum or in quarterly installments over a term of up to 15 years. No contributions were made by eligible participants in 1998, 1997 and 1996.

16.  Future Minimum Rental Payments
     Certain bank facilities are leased under various operating leases. Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1998 are as follows:

Year ending December 31:

         1999                                                 $    2,606,000
         2000                                                      2,620,000
         2001                                                      2,684,000
         2002                                                      2,738,000
         2003                                                      2,769,000
          Thereafter                                               3,246,000
                                                              --------------
          Total                                                $  16,663,000
                                                              --------------

Rent expense was $2,029,000, $1,453,000 and $949,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

17.  Commitments and Contingencies

     In the normal course of business, there are outstanding various commitments and contingent liabilities which are not reflected in the consolidated financial statements, consisting of undisbursed loan commitments, unused lines of credit and letters of credit of $182,457,000 and $150,172,000, respectively, at December 31, 1998 and 1997. The Company's exposure to credit loss is limited to amounts funded or drawn. At December 31, 1998 no losses are anticipated as a result of these commitments.

     Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants, and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business assets.

     Letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to purchases of goods by the Company's commercial customers, and such guarantees are typically short-term. Credit risk is similar to that involved in extending loan commitments to customers, and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments.

     The Company is involved both as plaintiff and defendant in litigation in the ordinary course of its operations. Based on advice of legal counsel, management does not anticipate that the final outcome of current or anticipated litigation will have a materially adverse effect on the Company's operations or financial condition.

     The Bank has a Trust Department which acts as Trustee for certain assets. At December 31, 1998 discretionary assets totaled $104,351,000 and non-discretionary assets totaled $316,139,000.

18.  Financial Instrument Disclosures

     Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a)  Cash and Due from Banks and Federal Funds Sold/Purchased

     The carrying amount is a reasonable estimate of fair value.

(b) Securities held to Maturity and Securities Available for Sale

     The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of long-term investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(c)  Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

     Loans which are either maturing or subject to repricing in the short term are valued for fair value purposes by using the carrying amount for such loans. For other loans fair value is estimated by discounting scheduled cash flows through estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

(d)  Deposit Liabilities

     Under FAS 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW accounts and money market and checking accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

(e)  Repurchase Agreements

     The carrying amounts of borrowings under repurchase agreements approximate the fair value.

(f)  Commitments to Extend Credit and Letters of Credit

     The fair value of commitments to extend credit and the fair value of letters of credit are estimated based on fees currently charged for similar agreements. As recorded, deferred income arising from these unrecognized financial instruments is insignificant to the consolidated financial statements. Estimated fair value is not presented herein.

(g)  Fair Value Disclosures

     The estimated fair market value of Pioneer Bancorporation financial instruments at December 31, 1998 and 1997 are summarized as follows:


                                              1998          1998            1997          1997
                                            Carrying     Estimated        Carrying     Estimated
                                             Amount      Fair Value        Amount      Fair Value
                                          -----------   ------------    -----------   ------------
Financial Assets:
      Cash and Cash Equivalents ......... $105,708,00   $105,708,000    $140,967,00   $140,967,000
                                                    0                             0
      Securities:
          Available for Sale ............ 269,476,000    269,476,000    211,004,000    211,004,000
          Held to Maturity ..............  46,102,000     47,635,000     40,861,000     41,870,000
      Loans Net ......................... 576,105,000    586,149,000    434,548,000    435,362,000
                                          -----------   ------------    -----------   ------------
Financial Liabilities:
      Deposits:
          Noninterest-bearing ........... $224,448,00   $224,448,000    $201,956,00   $201,956,000
                                                    0                             0
          Interest-bearing .............. 118,748,000    118,748,000     93,500,000     93,500,000
          Savings .......................  97,279,000     97,425,000     66,352,000     66,500,000
          Money Market .................. 251,024,000    251,024,000    278,022,000    278,022,000
      Certificates of Deposit ........... 208,248,000    209,120,000     99,948,000    100,048,000
      Securities Sold under Repurchase
      Agreements ........................  60,111,000     60,111,000     53,728,000     53,728,000
                                          -----------   ------------    -----------   ------------

(h)   Limitations

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly effect the estimates.

      Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, premises and equipment are not considered financial assets. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in these estimates.

19.   Risks Associated with Financial Instruments

Credit Risk

      Credit risk of a financial instrument is the possibility that a loss may result from the failure of another party to perform in accordance with the terms of the contract. The most significant credit risk associated with the Company's financial instruments is concentrated in its loans receivable. Additionally, the Company is subject to credit risk on certain off-balance sheet financial instruments. The Company utilizes a loan monitoring system to evaluate the level of credit risk on its loan portfolio and utilizes a similar process for Company standby letters of credit.

Market Risk

      Market risk of a financial instrument is the possibility that future changes in market prices may reduce the value of a financial instrument or increase the contractual obligations of the Company. The Company's market risk is concentrated in its portfolios of securities available-for-sale and loans receivable. The Company's securities available-for-sale are traded in active markets. The values of these securities are susceptible to fluctuations in the general market. When a borrower fails to meet the contractual requirements of his loan agreement, the Company is subject to the market risk of the collateral securing the loan.

Interest Rate Risk

      Financial instruments are subject to interest rate risk to the extent that they reprice on a frequency, degree or basis that varies from market repricing. The Company is subject to interest rate risk to the degree that its interest earning assets reprice on a different frequency or schedule than its interest-bearing liabilities. The Company closely monitors the pricing sensitivity of its financial instruments and utilizes asset/liability techniques to mitigate the impact of interest rate risk.

Concentrations of Credit Risk

      The Company's lending activities are conducted in the state of Nevada. The Company currently focuses on the origination of commercial and real estate loans. The largest concentration of the Company's loan portfolio is located in the Washoe, Carson and Clark County areas of Nevada. The ability of the Company's borrowers to repay their commitments is contingent on several factors, including the economic conditions in the borrower's geographic region, primarily Nevada, market interest rates and upon the individual financial condition of the borrower.

20.   Regulatory Matters

      The Company is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1998, the Company was required to have minimum Tier 1 and total risk-based capital ratios of 4.0% and 8.0%, respectively. The Company's actual risk-based capital ratios at that date were 9.5% and 10.5%, respectively.

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on PCBN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, PCBN must meet specific capital guidelines that involve quantitative measures of PCBN's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. PCBN's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require PCBN to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that PCBN meets all capital adequacy requirements to which it is subject.

      As of December 31, 1998, the most recent notification from the FDIC categorized PCBN as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, PCBN must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.

      PCBN's actual capital amounts and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk.

                                                                                                                   To Be Well
                                                                                                               Capitalized Under
                                                                                For Capital                    Prompt Corrective
                                                  Actual                     Adequacy Purposes                 Action Provision
                                       ------------------------          -----------------------           -----------------------
                                          Amount          Ratio             Amount         Ratio              Amount         Ratio
                                       -----------        -----          -----------       -----           -----------      ------
As of December 31, 1998:
     Total Capital
         (to Risk Weighted Assets)     $73,533,000         10.5%       >=$55,954,000       >=8.0%        >=$69,954,000      >=10.0%

         Tier 1 Capital
         (to Risk Weighted Assets)     $66,529,000         9.5%        >=$28,000,000       >=4.0%        >=$42,000,000      >=6.0%

     Tier 1 Capital
         (to Average Assets)           $66,529,000         7.2%        >=$37,000,000       >=4.0%        >=$46,250,000      >=5.0%

As of December 31, 1997:
     Total Capital
         (to Risk Weighted Assets)     $58,369,000         10.9%       >=$42,723,000       >=8.0%        >=$53,423,000      >=10.0%

     Tier 1 Capital
         (to Risk Weighted Assets)     $52,596,000         9.9%        >=$21,350,000       >=4.0%        >=$32,050,000      >=6.0%

     Tier 1 Capital
         (to Average Assets)           $52,596,000         7.2%        >=$29,450,000       >=4.0%        >=$36,800,000      >=5.0%


PCBN, as a Nevada corporation, is limited in making distribution to its stockholders, the Company, to the lesser of the retained earnings of the Bank or the net income of the Bank for its last three fiscal years, less the amount of any distributions during such period.


21.Pioneer Bancorporation (Parent Company Only)

(Condensed Balance Sheet at December 31,)                                            1998          1997
                                                                                  -----------   -----------
Assets:
              Cash and Non-Interest Bearing Due From Subsidiary ...............   $     3,000   $       --
              Investment Bearing Due From Subsidiary ..........................     1,107,000       608,000
              Investment In Subsidiary ........................................    66,400,000    53,437,000

                                      F-29


              Other Assets ....................................................        64,000        12,000
                                                                                  -----------   -----------
                 Total Assets .................................................   $67,574,000   $54,057,000
                                                                                  -----------   -----------
Liabilities and Shareholders' Equity:
              Other Liabilities ...............................................   $    20,000   $       --
                                                                                  -----------   -----------
                 Total Liabilities ............................................   $    20,000   $       --
                                                                                  -----------   -----------
              Shareholders Equity:
                 Common Stock, $0.1 par value, 15,000,000
                      shares authorized; 9,547,266 and 9,273,770 issued and
                      outstanding in 1998 and 1997, respectively ..............   $    96,000   $    51,000
              Paid-In Surplus .................................................    65,282,000    21,973,000
              Accumulated Other Comprehensive Income:
                      Net Unrealized Gain on Securities Available for Sale ....     1,025,000     1,460,000
              Retained Earnings ...............................................     1,151,000    30,573,000
                                                                                  -----------   -----------
              Total Shareholders' Equity ......................................   $67,554,000   $54,057,000
                                                                                  -----------   -----------
              Total Liabilities and Shareholders' Equity ......................   $67,574,000   $54,057,000
                                                                                  -----------   -----------



(Condensed Statement of Income for the year ended
December 31,)                                              1998            1997            1996
                                                       ------------    ------------    ------------
  Income:
     Investment Bearing Due From Subsidiary ........   $     43,000    $     16,000    $      5,000
                                                       ------------    ------------    ------------
     Total Income ..................................   $     43,000    $     16,000    $      5,000
                                                        ------------    ------------    ------------
  Expense:
     Salaries and Benefits .........................   $     55,000    $          0    $          0
     Other Expense .................................   $    145,000    $     92,000    $     32,000
                                                       ------------    ------------    ------------
     Total Expense .................................   $    200,000    $     92,000    $     32,000
                                                       ------------    ------------    ------------
  Profit (Loss) before Income Taxes: ...............   $   (157,000)   $    (76,000)   $    (27,000)
  Applicable Tax Benefit ...........................        (50,000)        (24,000)         (9,000)
                                                       ------------    ------------    ------------
  Income before Equity in Undistributed Income of
  Subsidiary .......................................   $   (107,000)   $    (52,000)   $    (18,000)
                                                       ------------    ------------    ------------
  Equity in Undistributed Income of Subsidiary .....   $ 13,398,000    $ 11,596,000    $  8,102,000
                                                       ------------    ------------    ------------
     Net Income ....................................   $ 13,291,100    $ 11,544,000    $  8,084,000
                                                       ------------    ------------    ------------


(Condensed Statement of Cash Flows for the year ended
December 31,)                                                  1998            1997            1996
                                                           ------------    ------------    ------------
  Cash Flows with Operating Activities:
     Net Income ........................................   $ 13,291,000    $ 11,544,000    $  8,084,000
     Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
          Undistributed Income of Subsidiary ...........   $(13,398,000)   $(11,596,000)   $ (8,102,000)

                                      F-30



         (Increase) Decrease in Other Assets ...........   $    (52,000)   $     11,000    $     13,000
          Increase (Decrease) in Other Liabilities .....   $     20,000    $     (7,000)   $          0
                                                           ------------    ------------    ------------
          Total Adjustments ............................   $(13,430,000)   $(11,592,000)   $ (8,089,000)
                                                           ------------    ------------    ------------
     Net Cash Used in Operating Activities .............   $   (139,000)   $    (48,000)   $     (5,000)
                                                           ------------    ------------    ------------

  Cash Flows From Investing Activities:
     Net Cash Used in Investing Activities .............   $          0    $          0    $          0
                                                           ------------    ------------    ------------

  Cash Flows from Financing Activities:
          Dividend from Subsidiary .....................   $       --                $-    $     50,000
          Proceeds from Sale of Stock ..................   $    302,000    $    242,000    $    219,000
          Proceeds from Exercise of Options ............   $    351,000    $    151,000    $       --
          Cash Paid for Fractional Shares at Dividend
  and Split ............................................        (12,000)         (5,000)         (6,000)
                                                            ------------    ------------    ------------
     Net Cash Provided by Financing Activities .........   $    641,000    $    388,000    $    263,000
                                                           ------------    ------------    ------------

     Net Increase in Cash and Cash Equivalents .........   $    502,000    $    340,000    $    258,000
     Cash and Cash Equivalents, Beginning of Year ......   $    608,000    $    268,000    $     10,000
                                                           ------------    ------------    ------------
     Cash and Cash Equivalents, End of Year ............   $  1,110,000    $    608,000    $    268,000
                                                           ------------    ------------    ------------

22.Subsequent Events

        On March 17, 1999, the Board of Directors of Pioneer Bancorporation declared a 10% stock dividend to the shareholders of record March 29, 1999. The retroactive effect of this dividend, which is reflected in the consolidated financial statements, thereby increases the number of shares outstanding at December 31, 1998 and increases paid-in-surplus while decreasing retained earnings for the fair value of stock issued. Earnings per share data has been restated to reflect such dividend.

        On May 7, 1999, Pioneer Bancorporation announced that a definitive agreement has been signed under which Pioneer will merge with Zions Bancorporation. Pioneer's principal subsidiary, Pioneer Citizens Bank of Nevada, will merge into Zion's subsidiary, Nevada State Bank. The agreement is subject to regulatory and other approvals and is expected to close in the third quarter of 1999. The merger is structured to be tax-free and is intended to be accounted for as a pooling of interests.

PIONEER BANCORPORATION

Consolidated Balance Sheets

                                                                                 Unaudited
                                                                                 March 31,      December 31,
                                                                                   1999             1998
                                                                             --------------   --------------
Assets:
     Cash and Cash Equivalents:
         Cash and Due from Banks ..........................................   $  49,576,000   $   58,208,000
         Federal Funds Sold ...............................................      79,250,000       47,500,000
              Total Cash and Cash Equivalents .............................     128,826,000      105,708,000

     Securities Held to Maturity ..........................................      45,139,000       46,102,000
     Securities Available for Sale ........................................     258,618,000      269,476,000
     Loans (less allowance for credit losses of $7,145,000 and $7,004,000,
     respectively) ........................................................     610,598,000      576,105,000
     Premises and Equipment, Net ..........................................      17,167,000       18,049,000
     Interest Receivable ..................................................       7,177,000        7,258,000
     Deferred Tax Asset, Net ..............................................       2,791,000        2,098,000
     Other Assets .........................................................       5,208,000        6,461,000
                                                                             --------------   --------------
     Total Assets .........................................................  $1,075,524,000   $1,031,257,000
                                                                             --------------   --------------
Liabilities and Shareholders' Equity:
     Liabilities:
         Deposits:
              Demand:
                  Non-interest Bearing ....................................   $ 216,107,000   $  224,448,000
                  Interest Bearing ........................................     119,946,000      118,748,000
              Savings .....................................................     100,402,000       97,279,000
              Money Market ................................................     264,662,000      251,024,000
              Time - under $100,000 .......................................     110,249,000       99,098,000
              Time - $100,000 and over ....................................     129,536,000      109,150,000
                  Total Deposits ..........................................     940,902,000      899,747,000

         Securities Sold Under Repurchase Agreement .......................      61,893,000       60,111,000
         Other Liabilities ................................................       3,280,000        3,645,000
                                                                             --------------   --------------
     Total Liabilities ....................................................  $1,006,075,000   $  963,703,000
                                                                             --------------   --------------
     Shareholders' Equity:
         Common Stock, $.01 par value,
              authorized 15,000,000 shares; issued and outstanding
              9,550,029 and 9,547,266 respectively ........................   $      96,000    $      96,000
         Paid-In Surplus ..................................................      65,349,000       65,282,000
         Accumulated Other Comprehensive Income:
              Net Unrealized Gain on Securities Available for Sale,
              Net of Tax effect of $(211,000) and $482,000 respectively ...        (392,000)       1,025,000
         Retained Earnings ................................................       4,396,000        1,151,000
                                                                             --------------   --------------
     Total Shareholders' Equity ...........................................      69,449,000       67,554,000
                                                                             --------------   --------------
     Total Liabilities and Shareholders' Equity ...........................  $1,075,524,000   $1,031,257,000
                                                                             --------------   --------------


See accompanying notes to consolidated financial statements (unaudited).

PIONEER BANCORPORATION

Consolidated Statements of Earnings

                                                                                      Three Months
                                                                                     ended March 31,
                                                                              ------------------------------
                                                                                  1999             1998
                                                                                Unaudited        Unaudited
                                                                              -------------    -------------
Interest Income:
     Interest and Fees on Loans ...........................................   $  13,544,000    $  11,163,000
     Interest on Federal Funds Sold .......................................         688,000        1,211,000
     Interest on Securities:
         Taxable ..........................................................       3,296,000        2,876,000
         Exempt from Federal Income Taxes .................................       1,085,000          728,000
                                                                              -------------    -------------
     Total Interest Income ................................................   $  18,613,000    $  15,978,000
                                                                              -------------    -------------

     Interest Expense:
     Interest on Deposits .................................................       6,858,000        5,892,000
     Interest on Federal Funds and Repurchase Agreements ..................         622,000          709,000
                                                                              -------------    -------------
     Total Interest Expense ...............................................   $   7,480,000    $   6,601,000
                                                                              -------------    -------------

     Net Interest Income: .................................................      11,133,000        9,377,000
     Provision for Credit Losses ..........................................         510,000          360,000
                                                                              -------------    -------------
     Net Interest Income after Provision for Credit Losses ................   $  10,623,000    $   9,017,000
                                                                              -------------    -------------

     Other Income:
     Service Charges on Deposit Accounts ..................................         847,000          764,000
     Merchant Credit Card Income ..........................................         549,000          468,000
     Trust Department Income ..............................................         408,000          357,000
     Gain on Sale of Securities Available for Sale ........................          24,000           11,000
     ATM Network Fees Earned ..............................................          93,000           64,000
     Other Income .........................................................         216,000          152,000
                                                                              -------------    -------------
     Total Other Income ...................................................   $   2,137,000    $   1,816,000
                                                                              -------------    -------------

     Other Expenses:
     Salaries and Employee Benefits .......................................       3,975,000        3,144,000
     Occupancy Expense ....................................................       1,847,000        1,189,000
     Merchant Credit Card Expense .........................................         489,000          398,000
     Other Expense ........................................................       2,117,000        1,860,000
                                                                              -------------    -------------
     Total Other Expenses .................................................   $   8,428,000    $   6,591,000
                                                                              -------------    -------------

     Income before Income Taxes: ..........................................       4,332,000        4,242,000
     Income Taxes .........................................................       1,087,000        1,200,000
                                                                              -------------    -------------
     Net Income ...........................................................   $   3,245,000    $   3,042,000
                                                                              -------------    -------------
     Net Income per Common Share:
     Basic Net Income Per Share ...........................................   $        0.34    $        0.32
                                                                              -------------    -------------
     Diluted Net Income Per Share .........................................   $        0.34    $        0.32


See accompanying notes to consolidated financial statements (unaudited).

PIONEER BANCORPORATION
Consolidated Statements of Changes in Shareholders' Equity and
Comprehensive Income
Quarter ended March 31, 1999

                                                                                         Accumulated
                                                                                            Other          Total
                                                   Common Stock             Paid-In       Retained     Comprehensive   Shareholders'
                                               Shares        Amount         Surplus       Earnings        Income          Equity
                                              ---------   ------------   ------------   ------------   ------------    ------------
December 31, 1998
     Balance: .............................   9,547,266   $     96,000   $ 65,282,000   $  1,151,000   $  1,025,000    $ 67,554,000
                                              ---------   ------------   ------------   ------------   ------------    ------------
     Stock Dividend .......................        --             --             --             --             --                 0
     Common Stock Issuance ................       2,763                           (a)         67,000           --              --
     Comprehensive Income:
         Net Income .......................        --             --             --        3,245,000           --         3,245,000
         Net unrealized change
               in Securities Available
              for Sale, net of tax
              effect of $763,000 ..........        --             --             --             --       (1,417,000)     (1,417,000)
              Total Comprehensive Income ..                                                                               1,828,000
              March 31, 1999
     Balance: .............................   9,550,029   $     96,000   $ 65,349,000   $  4,396,000   $   (392,000)   $ 69,449,000
                                              ---------   ------------   ------------   ------------   ------------    ------------

     (a)  Amount is less than $1,000.

See accompanying notes to consolidated financial statements (unaudited).

Consolidated Statements of Cash Flows

                                                                                       Three Months
                                                                                       ended March 31,
                                                                              ------------------------------
                                                                                  1999             1998
                                                                                Unaudited        Unaudited
                                                                              -------------    -------------
Cash Flows from Operating Activities:
     Net Income ...........................................................   $   3,245,000    $   3,042,000
         Adjustments to Reconcile Net Income to Net Cash
     Provided by Operating Activities:
         Depreciation and Amortization ....................................         716,000          493,000
         Amortization, Accretion of Premiums, Discounts on Investments ....        (169,000)       1,140,000
         Provision for Credit Losses ......................................         510,000          360,000
         Deferred Income Taxes ............................................          70,000         (358,000)
         Gain on Sale of Premises and Equipment ...........................         (18,000)            --
         Gain on Sale of Securities Available for Sale ....................         (24,000)         (11,000)
         (Increase) Decrease in Interest Receivable .......................          81,000         (292,000)
         (Increase) Decrease in Other Assets ..............................         838,000        1,254,000
         Increase in Unamortized Loan Origination Fees ....................         570,000          307,000
         Increase (Decrease) in Other Liabilities .........................        (565,000)         (13,000)
                  Total Adjustments .......................................       2,009,000        2,880,000
                                                                              -------------    -------------
         Net Cash Provided by Operating Activities ........................   $   5,254,000    $   5,922,000
                                                                              -------------    -------------

Cash Flows from Investing Activities:
     Proceeds from Maturities and Calls of:
         Held to Maturity Securities ......................................   $     925,000    $   4,000,000
         Available for Sale Securities ....................................      20,323,000        2,350,000
     Proceeds from Sales of Available for Sale Securities .................       1,016,000        4,000,000
     Purchase of Securities Held to Maturity ..............................            --         (3,545,000)
     Purchase of Securities Available for Sale ............................     (12,430,000)     (16,889,000)
     Net Increase in Loans ................................................     (35,597,000)     (23,156,000)
     Proceeds from Sale of Premises and Equipment .........................       2,539,000             --
     Acquisition of Premises and Equipment ................................      (1,940,000)      (1,556,000)
     Loan Recoveries ......................................................          24,000           17,000
                                                                              -------------    -------------
     Net Cash Used in Investing Activities ................................   $ (25,140,000)   $ (34,789,000)
                                                                              -------------    -------------

Cash Flows from Financing Activities:
     Net Increase in Demand Deposits and Savings Accounts .................   $   9,618,000    $  12,835,000
     Net Increase in Certificates of Deposit ..............................      31,537,000       25,899,000
     Net Increase in Securities Sold under Repurchase Agreements ..........       1,782,000       12,359,000
     Proceeds from Sale of Stock ..........................................          67,000           76,000
     Proceeds from Exercise of Options ....................................            --            352,000
     Cash Paid for Fractional Shares at Dividend and Split ................            --             (8,000)
                                                                              -------------    -------------
         Net Cash Provided by Financing Activities ........................   $  43,004,000    $  51,513,000
                                                                              -------------    -------------

Net Increase (Decrease) in Cash and Cash Equivalents: .....................   $  23,118,000    $  22,646,000
         Cash and Cash Equivalents Beginning of Year ......................     105,708,000      140,967,000
                                                                              -------------    -------------
     Cash and Cash Equivalents End of Quarter .............................   $ 128,826,000    $ 163,613,000
                                                                              -------------    -------------

Supplemental Disclosure of Cash Flow Information:
     Interest Paid During the Quarter .....................................   $   7,368,000    $   6,530,000
     Income Taxes Paid During the Quarter .................................   $        --      $        --



See accompanying notes to consolidated financial statements (unaudited).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.       BASIS OF PRESENTATION

         The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10 for the year ended December 31, 1998. The preparation of financial statements in conformity with GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

2.            NET INCOME PER SHARE

         The following is a summary of the calculation of basic and diluted net income per share for the quarters ended March 31, 1999 and 1998:

                                                    1999         1998
                                                 ----------   ----------
Net Income ...................................   $3,245,000   $3,042,000
Basic Net Income Per Share
Weighted Average
         Shares Outstanding ..................    9,548,135    9,444,735
         Net Income Per Share ................   $     0.34   $     0.32
                                                 ----------   ----------
         Diluted Net Income Per Share
         Weighted Average
         Shares Outstanding ..................    9,548,135    9,444,735
         Effect of Dilutive Stock Options ....       19,408       48,183
                                                 ----------   ----------
                                                  9,567,543    9,492,918
         Net Income Per Share ................   $     0.34   $     0.32
                                                 ----------   ----------

         Per share amounts have been retroactively adjusted for the effect of stock splits and dividends.

                                                                     APPENDIX A

--------------------------------------------------------------------------------







                          AGREEMENT AND PLAN OF MERGER

                            dated as of May 7, 1999,

                            as amended July 16, 1999,

                                  by and among

                              Zions Bancorporation,

                             Pioneer Bancorporation

                                       and

                         Pioneer Citizens Bank of Nevada




--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----
RECITALS.............................................................A-4

                                    ARTICLE I
                               Certain Definitions

1.01 Certain Definitions.............................................A-4

                                   ARTICLE II
                                   The Merger

2.01 The Merger.......................................................A-9
2.02 Effective Date and Effective Time...............................A-10
2.03 Plan of Merger..................................................A-10

                                   ARTICLE III
                       Consideration; Exchange Procedures

3.01 Merger Consideration............................................A-10
3.02 Rights as Shareholders; Stock Transfers.........................A-10
3.03 Fractional Shares...............................................A-11
3.04 Exchange Procedures.............................................A-11
3.05 Anti-Dilution Provisions........................................A-12
3.06 Options.........................................................A-12
3.07Dissenters' Rights...............................................A-12

                                   ARTICLE IV
                           Actions Pending Acquisition

4.01 Forebearances of Company........................................A-13
4.02 Forebearances of Zions..........................................A-15

                                    ARTICLE V
                         Representations and Warranties

5.01 Disclosure Schedules............................................A-15
5.02 Standard........................................................A-15
5.03 Representations and Warranties of Company and Company Bank......A-15
5.04 Representations and Warranties of Zions.........................A-23

                                   ARTICLE VI
                                    Covenants

6.01 Reasonable Best Efforts.........................................A-24
6.02 Shareholder Approval............................................A-24
6.03 Registration Statements.........................................A-25

6.04 Press Releases..................................................A-25
6.05 Access; Information.............................................A-25
6.06 Acquisition Proposals...........................................A-26
6.07 Affiliate Agreements............................................A-27
6.08 Takeover Laws...................................................A-27
6.09 Certain Policies................................................A-27
6.10 NASDAQ Listing..................................................A-27
6.11 Regulatory Applications.........................................A-27
6.12 Indemnification; Director and Officers' Insurance...............A-28
6.13 Benefit Plans...................................................A-28
6.14 Accountants' Letters............................................A-29
6.15 Notification of Certain Matters.................................A-29
6.16 Shareholder Agreements..........................................A-29
6.17 Bank Merger.....................................................A-29

                              ARTICLE VII
               Conditions to Consummation of the Merger

7.01 Conditions to Each Party's Obligation to Effect the Merger......A-30
7.02 Conditions to Obligation of Company.............................A-30
7.03 Conditions to Obligation of Zions...............................A-31

                             ARTICLE VIII
                              Termination

8.01 Termination.....................................................A-32
8.02 Effect of Termination and Abandonment...........................A-33

                              ARTICLE IX
                             Miscellaneous

9.01 Survival........................................................A-33
9.02 Waiver; Amendment...............................................A-33
9.03 Counterparts....................................................A-33
9.04 Governing Law; Waiver of Jury Trial.............................A-34
9.05 Expenses........................................................A-34
9.06 Notices.........................................................A-34
9.07 Entire Understanding; No Third Party Beneficiaries..............A-35
9.08 Interpretation; Effect..........................................A-35


EXHIBIT A Form of Stock Option Agreement
EXHIBIT B Form of Agreement of Bank Merger
EXHIBIT C Form of Affiliate Agreement
EXHIBForm of Shareholder Agreement
EXHIBForm of Employment Agreement

         AGREEMENT AND PLAN OF MERGER, dated as of May 7, 1999 (this "Agreement"), by and among PIONEER BANCORPORATION ("Company"), PIONEER CITIZENS BANK OF NEVADA (the "Company Bank") and ZIONS BANCORPORATION ("Zions").

                                    RECITALS

     A. Pioneer Bancorporation. Company is a Nevada corporation, having its principal place of business in Reno, Nevada.

     B. Zions Bancorporation. Zions is a Utah corporation, having its principal place of business in Salt Lake City, Utah.

     C. Pioneer Citizens Bank of Nevada. Company Bank is a Nevada state-chartered non- member bank and is a wholly-owned subsidiary of Company.

     D. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the "pooling-of-interests" accounting method and be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986 as amended (the "Code").

     E. Board Action. The respective Boards of Directors of each of Zions, Company and Company Bank have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein.

     F. Stock Option Agreement. As an inducement to the willingness of Zions to consummate the transactions contemplated by this Agreement, Company will enter into the Stock Option Agreement, substantially in the form of Exhibit A hereto (the "Stock Option Agreement") pursuant to which Company will grant to Zions an option to acquire up to 19.9% of the outstanding shares of Company Common Stock.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:


                                    ARTICLE I

                               Certain Definitions

         1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

         "Acquisition Proposal" means any tender or exchange offer for 15% or more of the Company Common Stock, proposal for a merger, consolidation or other business combination involving Company or any of its Subsidiaries or any proposal or offer to acquire 15% or more of the Company Common Stock, or a substantial portion of the assets or deposits of, Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

         "Affiliates" of or a Person "Affiliated" with a specific Person is a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

         "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

         "Agreement of Bank Merger" means the Agreement of Bank Merger to be entered into between NSB and the Company Bank substantially in the form of Exhibit B hereto, but subject to any changes that may be necessary to conform to any requirements of any Governmental Authority having authority over the Bank Merger.

         "Bank Merger" means the merger of Company Bank with and into NSB.

         "Benefit Plans" has the meaning set forth in Section 5.03(m).

         "Business Combination" has the meaning set forth in Section 3.05.

         "Business Day" means any Monday, Tuesday, Wednesday, Thursday or Friday or any other day which is not a day on which banking institutions in Utah or Nevada are authorized or obligated by law or executive order to close.

         "Code" has the meaning set forth in the recitals.

         "Company" has the meaning set forth in the preamble to this Agreement.

         "Company Affiliate" has the meaning set forth in Section 6.07(a).

         "Company Articles" means the Articles of Incorporation of Company, as amended through the date hereof.

         "Company Bank" means Pioneer Citizens Bank of Nevada, a Nevada state-chartered non-member bank and a wholly-owned subsidiary of Company.

         "Company Board" means the Board of Directors of Company.

         "Company By-Laws" means the By-laws of Company, as amended through the date hereof.

         "Company Common Stock" means the common stock, par value $0.01 per share, of Company.

         "Company Meeting" has the meaning set forth in Section 6.02.

         "Company Representatives" has the meaning set forth in Section 6.06.

         "Company Stock Option" has the meaning set forth in Section 3.06.

         "Company Stock Plan" means Company's Nonqualified Stock Option Plan, as amended.

         "Corporation Division" has the meaning set forth in Section 2.01(b).

         "Costs" has the meaning set forth in Section 6.12(a).

         "Determination Date" means the third (3rd) Business Day prior to the Effective Date.

         "Dissenters' Shares" means shares held by a shareholder with respect to which such shareholder, in accordance with the NRS, delivers a written notice to Company prior to the Company Meeting of such shareholder's intention to demand payment for such shares.

         "Dissenting Shareholder" means a shareholder who holds Dissenters' Shares.

         "Disclosure Schedule" has the meaning set forth in Section 5.01.

         "Effective Date" means the date on which the Effective Time occurs.

         "Effective Time" means the effective time of the Merger, as provided for in Section 2.02.

         "Effective Time of the Bank Merger" means the date and time the Nevada Department specifies for the Bank Merger.

         "Employees" has the meaning set forth in Section 5.03(m).

         "Environmental Law" has the meaning set forth in Section 5.03(o).

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

         "Exchange Agent" has the meaning set forth in Section 3.04.

         "Exchange Fund" has the meaning set forth in Section 3.04.

         "Exchange Ratio" has the meaning set forth in Section 3.01.

         "FDIC" means the Federal Deposit Insurance Corporation.

         "Federal Reserve" means the Board of Governors of the Federal Reserve System.

         "NRS" means the Nevada Revised Statutes.

         "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

         "Hazardous Substance" has the meaning set forth in Section 5.03(o).

         "Indemnified Party" has the meaning set forth in Section 6.12(a).

         "Insurance Policy" has the meaning set forth in Section 5.03(s).

         "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

         "Material Adverse Effect" means, with respect to Zions or Company, any effect that (i) is material and adverse to the financial position, results of operations or business of Zions and its Subsidiaries taken as a whole or Company and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Zions or Company to perform its obligations under this Agreement or the Agreement of Bank Merger or otherwise materially threaten or materially impede the consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws affecting financial institutions generally or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) changes agreed to in writing by Zions and Company and (e) changes resulting from general economic conditions throughout the United States affecting banks and their holding companies.

         "Material Contract" has the meaning set forth in Section 5.03(k).

         "Maximum Amount" has the meaning set forth in Section 6.12(c).

         "Merger" has the meaning set forth in Section 2.01.

         "Merger Consideration" has the meaning set forth in Section 2.01.

         "Multiemployer Plans" has the meaning set forth in Section 5.03(m).

         "NASDAQ" means The Nasdaq Stock Market, Inc.'s National Market.

         "Nevada Department" means the Nevada Department of Business and Industry, Financial Institutions Division.

         "Nevada Secretary" means the Secretary of State of Nevada.

         "New Certificate" has the meaning set forth in Section 3.04.

         "NSB" means Nevada State Bank, a Subsidiary of Zions.

         "Old Certificate" has the meaning set forth in Section 3.04.

         "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

         "Pension Plan" has the meaning set forth in Section 5.03(m).

         "Plans" has the meaning set forth in Section 5.03(m).

         "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

         "Proxy Statement" has the meaning set forth in Section 6.03.

         "Registration Statement" has the meaning set forth in Section 6.03.

         "Regulatory Authority" has the meaning set forth in Section 5.03(i).

         "Regulatory Documents" has the meaning set forth in Section 5.03(g).

         "Replacement Option" has the meaning set forth in Section 3.06.

         "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

         "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

         "SEC" means the Securities and Exchange Commission.

         "Securities Act" means the Securities Act of 1933, as amended, and rules and regulations thereunder.

         "Stock Option Agreement" has the meaning set forth in the recitals.

         "Shareholder Agreements" has the meaning set forth in Section 6.16.

         "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

         "Superior Proposal" means any bona fide Acquisition Proposal to effect a merger, consolidation or sale of all or substantially all of the assets or capital stock of Company which is on terms which the Company Board determines by a majority vote of its directors in their good faith judgment (based on the written opinion, with only customary qualifications, of a financial advisor of nationally recognized reputation that the consideration provided in such Acquisition Proposal likely exceeds the value of the consideration provided for in the Merger), after taking into account all relevant factors, including any conditions to such Acquisition Proposal, the timing of the closing thereof, the risk of nonconsummation, the ability of the Person making the Acquisition Proposal to finance the transaction contemplated thereby and any required governmental or other consents, filings and approvals, to be more favorable to the shareholders of Company than the Merger (or any revised proposal made by Zions).

         "Surviving Corporation" has the meaning set forth in Section 2.01.

         "Takeover Laws" has the meaning set forth in Section 5.03(t).

         "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

         "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

         "Treasury Stock" shall mean shares of Company Common Stock held by Company or any of its Subsidiaries or by Zions or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

         "UBCA" means the Utah Business Corporation Act.

         "Zions" has the meaning set forth in the preamble to this Agreement.

         "Zions Board" means the Board of Directors of Zions.

         "Zions Closing Average" means the average of the last sales price per share for Zions Common Stock for the fifteen (15) consecutive NASDAQ trading day period ending on the third (3rd) Business Day prior to the Effective Date; provided, however, that in the event of a Change in Control that is consummated prior to the Effective Date, the Zions Closing Average shall be determined with respect to the securities issued in exchange for the shares of Zions Common Stock outstanding immediately prior to such Change in Control, taking into consideration any applicable exchange or conversion ratios.

         "Zions Common Stock" means the common stock, no par value per share, of Zions together with any rights attached thereto under or by virtue of the Shareholder Protection Rights Agreement, dated September 27, 1996, between Zions and Zions First National Bank, as rights agent.

         "Zions Preferred Stock" means the preferred stock, no par value per share, of Zions.

                                   ARTICLE II

                                   The Merger

         2.01 The Merger. (a) Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the NRS and the UBCA at the Effective Time, Company shall merge with and into Zions (the "Merger"), the separate corporate existence of Company shall cease and Zions shall survive and continue to exist as a Utah corporation (Zions, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Zions may at any time prior to the Effective Time change the method of effecting the combination with Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of Company's shareholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

         (b) Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the Utah Division of Corporation and Commercial Code (the "Corporation Division") of articles of merger in accordance with Section 16-10a-1105 of the UBCA and the filing in the office of the Nevada Secretary of articles of merger in accordance with Sections 92A.190 and 92A.200 of the NRS or such later date and time as may be set forth in such articles and such agreement. The Merger shall have the effects prescribed in the UBCA and the NRS.

         (c) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Zions immediately after the Merger shall be those of Zions as in effect immediately prior to the Effective Time.

         (d) Directors and Officers of the Surviving Corporation. The directors and officers of Zions immediately after the Merger shall be the directors and officers of Zions immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

         2.02 Effective Date and Effective Time. On such date as Zions selects (and promptly provides notice thereof to Company), which shall be within ten
(10) days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of Governmental Authorities and the receipt of all approvals of Governmental Authorities and all conditions to the consummation of the Merger are satisfied or waived (or, at the election of Zions, with the approval of Company (which approval shall not unreasonably be withheld), on the last business day of the month in which such tenth day occurs or, if such tenth day occurs on one of the last five (5) business days of such month, on the last business day of the succeeding month), or on such earlier or later date as may be agreed in writing by the parties, articles of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date as may be specified in such articles of merger. The date of such filing or such later effective date is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time of such filing or as set forth in such articles of merger.

         2.03 Plan of Merger. At the request of Zions, Zions and Company shall enter into a separate agreement of merger or articles of merger reflecting the terms hereof for purposes of any filing requirement of the NRS or the UBCA.

                                   ARTICLE III

            Consideration; Exchange Procedures and Dissenters' Shares

         3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

         (a) Outstanding Company Common Stock. Each share, excluding Treasury Stock and Dissenters' Shares, of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive a fraction of a share of Zions Common Stock calculated by dividing (i) $35.70 by (ii) the Zions Closing Average, with the result rounded down to the nearest ten thousandth (the "Exchange Ratio"); provided, however, that (y) if the Zions Closing Average is greater than $77.00, the Exchange Ratio shall be 0.4636, and (z) if the Zions Closing Average is less than $63.00, the Exchange Ratio shall be 0.5667. The Exchange Ratio shall be subject to further adjustment as set forth in Section 3.05 and Section 8.01(g).

         (b) Outstanding Zions Common Stock. Each share of Zions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

         (c) Treasury Shares. Each share of Company Common Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.
                                      A-10

         3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of Company, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time, and the consideration provided under this
Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Company or the Surviving Corporation of shares of Company Common Stock.

         3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Zions Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Zions shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Zions Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last sale prices of Zions Common Stock, as reported on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the fifteen (15) consecutive NASDAQ trading days immediately preceding the Effective Date.

         3.04 Exchange Procedures. (a) At or prior to the Effective Time, Zions shall deposit, or shall cause to be deposited, with such bank or trust company as Zions shall elect, subject (except in the case of a Subsidiary of Zions) to the approval of Company, which approval may not be unreasonably withheld (which may include a Subsidiary of Zions) (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates"), for exchange in accordance with this
Article III, certificates representing the shares of Zions Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Common Stock.

         (b) As soon as practicable after the Effective Date, and in any event no later than five (5) Business Days after the Effective Date, Zions shall send or cause to be sent to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old Certificates for the consideration set forth in this Article III. Zions shall use its reasonable best efforts to cause the New Certificates into which shares of a shareholder's Company Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be sent to the applicable former holder of record within five (5) Business Days of, and shall cause such items to be delivered to such former holder following, delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or an affidavit of lost certificate and, if required by the Exchange Agent, indemnity reasonably satisfactory to Zions and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery. In the event of a transfer of ownership of any shares of Company Common Stock not registered in the transfer records of Company, the exchange described in this Section 3.04(b) may nonetheless be effected and a check for the cash to be paid in lieu of fractional shares may be issued to the transferee if the Old Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by documents sufficient, in the discretion of Zions and the Exchange Agent, (i) to evidence and effect such transfer but for the provisions of
Section 3.02 hereof and (ii) to evidence that all applicable stock transfer taxes have been paid.

         (c) If Old Certificates are not surrendered or the consideration therefor is not claimed prior to the date on which such consideration would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of the Surviving Corporation (and to the extent not in its possession shall be paid over to the Surviving Corporation), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (d) At the election of Zions, no dividends or other distributions with respect to Zions Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into the right to receive shares of such Zions Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04, and no such shares of Company Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Zions Common Stock such holder had the right to receive upon surrender of the Old Certificate.

         (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for one year after the Effective Time shall be returned by the Exchange Agent to Zions. Any shareholders of Company who have not theretofore complied with this Article III shall thereafter look only to Zions for payment of the shares of Zions Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Zions Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

         3.05 Anti-Dilution Provisions. In the event Zions changes (or establishes a record date for changing) the number of shares of Zions Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Zions Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. Subject to Section 2.01(a), if, between the date hereof and the Effective Time, Zions shall consolidate with or into any other corporation (a "Business Combination") and the terms thereof shall provide that Zions Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of Company who would be entitled to receive shares of Zions Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Zions Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Zions Common Stock.

         3.06 Options. At the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Plan (each, a "Company Stock Option"), whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Zions Common Stock equal to
(a) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded down to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock which were purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Zions Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Company Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Company shall take all action, if any, necessary with respect to the Company Stock Plan to permit the replacement of the outstanding Company Stock Options by Zions pursuant to this Section. At the Effective Time, Zions shall assume the Company Stock Plans; provided, that such assumption shall be only in respect of the Replacement Options and that Zions shall have no obligation with respect to any awards under the Company Stock Plans other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed Company Stock Plans. After the Effective Time, Zions shall file a registration statement on Form S-8 with respect to the shares of Zions Common Stock issuable in connection with the Replacement Options.

         3.07 Dissenters' Rights. Any Dissenting Shareholder who shall be entitled to be paid the "fair value" of his or her Dissenters' Shares, as provided in Chapter 92A of the NRS, shall not be entitled to the Merger Consideration in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the NRS, and shall be entitled to receive only the payment provided for by Chapter 92A of the NRS with respect to such Dissenters' Shares. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, the Dissenters' Shares held by such Dissenting Shareholder shall thereupon be treated as though such Dissenters' Shares had been converted into the right to receive the Merger Consideration pursuant to Section 3.01 hereof.

                                     ARTICLE

                           Actions Pending Acquisition

         4.01 Forebearances of Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Zions, Company will not, and will cause each of its Subsidiaries not to:

         (a) Ordinary Course. Conduct the business of Company and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of Company, Zions or any of their Subsidiaries to perform any of their obligations on a timely basis under this Agreement and the Agreement of Bank Merger, or take any action that is reasonably likely to have a Material Adverse Effect with respect to Company.

         (b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Common Stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of Company Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, except as provided in paragraph
(d) below.

         (c) Dividends, Etc. (a) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Company Common Stock or (b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

         (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Company or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously

Disclosed contractual obligations existing as of the date hereof or (iv) for grants of awards (including (A) severance arrangements and (B) stock options not to exceed 1,000 with respect to any individual employee or 10,000 in the aggregate) to newly hired employees or in connection with promotions of existing employees, in each case consistent with past practice.

         (e) Benefit Plans. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Company or any of its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

         (f) Dispositions. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that is not material to the Company and its Subsidiaries, taken as a whole.

         (g) Acquisitions. Except as Previously Disclosed, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that is not material to Company and its Subsidiaries, taken as a whole.

         (h) Capital Expenditures. Except as Previously Disclosed, make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice in amounts and not exceeding $100,000 individually or $300,000 in the aggregate.

         (i) Governing Documents. Amend the Company Articles, Company By-Laws or the articles of incorporation or by-laws (or similar governing documents) of any of Company's Subsidiaries.

         (j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles or applicable banking regulation.

         (k) Contracts. Enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

         (l) Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Company and its Subsidiaries, taken as a whole.

         (m) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying
(i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time,
(ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

         (n) Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

         (o) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

         (p) Commitments. Agree or commit to do any of the foregoing.

         4.02 Forebearances of Zions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Company, Zions will not, and will cause each of its Subsidiaries not to:

         (a) Ordinary Course. Take any action that would adversely affect or delay the ability of Company or Zions to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect with respect to Zions.

         (b) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying
(i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time,
(ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

                                    ARTICLE V

                         Representations and Warranties

         5.01 Disclosure Schedules. On or prior to the date hereof, Company and Company Bank have delivered to Zions a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect with respect to the disclosing party.

         5.02 Standard. No representation or warranty of Company and Company Bank, on the one hand, or Zions, on the other, contained in Section 5.03 or 5.04 shall be deemed untrue and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had or is reasonably likely to have a Material Adverse Effect with respect to Company or Zions, as the case may be.

         5.03 Representations and Warranties of Company and Company Bank. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of the Disclosure Schedule corresponding to the relevant paragraph below, Company and Company Bank hereby represent and warrant jointly and severally to Zions:

         (a) Organization, Standing and Authority. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Company is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

         (b) Company Common Stock. As of the date hereof, the authorized capital stock of Company consists solely of 15,000,000 shares of Company Common Stock, of which no more than 9,750,000 shares were outstanding as of the date hereof. As of the date hereof, no shares of Company Common Stock were held in treasury by Company or otherwise owned by Company or its Subsidiaries. The outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, Company does not have any Rights issued or outstanding with respect to Company Common Stock, and Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement or pursuant to Company Stock Options or other Rights set forth in paragraph 5.03(b) of the Disclosure Schedule. The number of shares of Company Common Stock which are issuable and reserved for issuance upon exercise of Company Stock Options as of the date hereof are Previously Disclosed in Company's Disclosure Schedule.

         (c) Subsidiaries. Company has Previously Disclosed in paragraph 5.03(c) of the Disclosure Schedule a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, no equity securities of any of its Subsidiaries are or may become required to be issued (other than to Company or its wholly-owned Subsidiaries) by reason of any Right or otherwise, there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to Company or its wholly-owned Subsidiaries), there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and all the equity securities of each Subsidiary held by Company or its Subsidiaries have been duly authorized and are validly issued and outstanding, fully paid and nonassessable and are owned by Company or its Subsidiaries free and clear of any Liens.

                  (i) Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

                  (ii) Each of Company's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

         (d) Corporate Power. Each of Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option

Agreement and to consummate the transactions contemplated hereby and thereby. Company Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Agreement of Bank Merger and to consummate the transactions contemplated hereby and thereby.

         (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval of the agreement of merger set forth in this Agreement by the holders of eighty percent (80%) of the outstanding shares of Company Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of Company and the Company Board on or prior to the date hereof. Each of this Agreement and the Stock Option Agreement is a valid and legally binding obligation of Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). Each of this Agreement and the Agreement of Bank Merger and the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Company Bank and its board of directors on or prior to the date hereof. Each of this Agreement, and upon execution and delivery of the Agreement of Bank Merger, the Agreement of Bank Merger, is or will be, as the case may be, the valid and legally binding obligation of Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board has received the written opinion of NationsBanc Montgomery Securities LLC to the effect that, as of the date of the meeting of the Company Board at which the Merger was approved, the consideration to be received by the holders of Company Common Stock in the Merger is fair to the holders of Company Common Stock from a financial point of view.

         (f) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company or Company Bank of this Agreement and the Agreement of Bank Merger or to consummate the Merger or the Bank Merger except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities; (B) filings with the SEC and state securities authorities and the approval of this Agreement by the shareholders of Company; and (C) the filing of articles of merger with the Corporation Division pursuant to the UBCA and articles of merger with the Nevada Secretary pursuant to the NRS. As of the date hereof, Company has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

                  (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and Agreement of Bank Merger and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or of any of its Subsidiaries or to which Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Articles or the Company By-Laws or the articles of incorporation or by-laws of Company Bank, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

         (g) Financial Reports and Regulatory Documents; Material Adverse Effect. Since December 31, 1996, each of Company and each of its Subsidiaries has effected or filed all reports, registrations, proxy statements or other statements that it was required to file with the Federal Reserve, the Nevada Department or any other Governmental Authority having jurisdiction over its operations (collectively, the "Regulatory Documents"). Each of the balance sheets contained in any such Regulatory Document or any such regulatory document to be filed (including the related notes and schedules thereto) fairly presents, or will fairly present, in all material respects, the financial position of Company and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such Regulatory Documents or any such regulatory document to be filed (including any related notes and schedules thereto) fairly presents, or will fairly present, in all material respects, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

                  (i) Since December 31, 1998, Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

                  (ii) Since December 31, 1998, (A) Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Company.

         (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against Company or any of its Subsidiaries and, to Company's knowledge, no such litigation, claim or other proceeding has been threatened.

         (i) Regulatory Matters. (i) Neither Company nor any of its Subsidiaries or any of their properties is a party to or is subject to any written order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Nevada Department and the Federal Reserve) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

                  (ii) Neither Company nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such written order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

         (j) Compliance with Laws. Company and each of its Subsidiaries:

                  (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

                  (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company's knowledge, no suspension or cancellation of any of them is threatened; and

                  (iii) has received, since December 31, 1998, no notification or communication from any Governmental Authority (A) asserting that Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Company's knowledge, do any grounds for any of the foregoing exist).

         (k) Material Contracts; Defaults. Paragraph 5.03(k) of the Disclosure Schedule sets forth a list of (i) any employment agreement to which Company or any of its Subsidiaries is a party that provides for a base salary in excess of $50,000 annually and which is not terminable by Company or a Subsidiary by notice of not more than 60 days; (ii) any contract, agreement, instrument, commitment, understanding or other arrangement with an executive officer or other key employee of Company or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Company or any of its Subsidiaries of the nature contemplated by this Agreement; (iii) any contract, agreement or instrument containing covenants that limit the ability of Company or any of its Subsidiaries to compete in any line of business or with any Person or that involve any restriction on the geographic area in which, or method by which, Company (including any successor thereof) or any of its Subsidiaries may carry on its business; (iv) any contract, agreement, instrument, commitment, understanding or other arrangement of Company or any of its Subsidiaries which has an aggregate future liability to any Person in excess of $50,000 annually or $200,000 in the aggregate and is not terminable by the Company or a Subsidiary by notice of not more than 60 days for a cost of less than $50,000; or (v) any other agreement, contract, commitment, instrument, understanding or arrangement to which the Company or any Subsidiary is a party or by or to which it or any of its assets, properties or business is bound or subject which is material to Company and its Subsidiaries, taken as a whole (each, a "Material Contract"). Neither Company nor any of its Subsidiaries is in default under any such Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

         (l) No Brokers. No action has been taken by Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to NationsBanc Montgomery Securities LLC.

         (m)      Employee Benefit Plans.

                  (i) All benefit and compensation plans, contracts, policies or arrangements covering current employees or former employees of Company and its subsidiaries (the "Employees") and current or former directors of Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Benefit Plans"), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans, and all amendments thereto have been provided or made available to Zions.

                  (ii) All employee benefit plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Neither Company nor any of its Subsidiaries is a party to any "employee pension benefit plan" within the meaning of
         Section 3(2) of ERISA ("Pension Plan"), which is intended to be qualified under Section 401(a) of the Code. There is no material pending or, to the knowledge of Company, threatened litigation relating to the Plans. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

                  (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither Company, any of its Subsidiaries nor an ERISA Affiliate has contributed to a "multiemployer plan", within the meaning of Section 3(37) of ERISA, at any time on or after September 26, 1980. No notice of a "reportable event", within the meaning of
         Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Plan.

                  (iv) All contributions required to be made under the terms of any Plan have been timely made or have been reflected on the consolidated financial statements of Company included in the Regulatory Documents. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                  (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Plan, and there has been no material change in the financial condition of such Plan since the last day of the most recent plan year.

                  (vi) Except as Previously Disclosed, neither Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan. Company or its Subsidiaries may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

                  (vii) Except as Previously Disclosed, the consummation of the transactions contemplated by this Agreement and the Agreement of Bank Merger will not (x) entitle any employees of Company or any of its Subsidiaries to severance pay, (y) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans or (z) result in any breach or violation of, or a default under, any of the Benefit Plans. Without limiting the foregoing, as a result of the consummation of the transactions contemplated by this Agreement and the Agreement of Bank Merger, none of Zions, Company, or any of its Subsidiaries will be obligated to make a payment to an individual that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

         (n) Labor Matters. Neither Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Company's knowledge, threatened, nor to the knowledge of Company is there any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

         (o) Environmental Matters. To the best knowledge of Company, neither the conduct nor operation of Company or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To the knowledge of Company, no property on which Company or any of its Subsidiaries holds a Lien violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither Company nor any of its Subsidiaries has received any notice from any person or entity that Company or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from, any such property.

                  As used herein, the term "Environmental Law" means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to:
         (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance. As used herein, the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

         (p) Tax Matters. (i) (A) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Company and its Subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) all Taxes that Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, to the extent due and payable, (D) the Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the appropriate Tax authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (E) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending,
                                      A-21
and (G) no extensions or waivers of statutes of limitation have been given by or requested with respect to any Taxes of Company or its Subsidiaries. Company has made available to Zions true and correct copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1998. Neither Company nor any of its Subsidiaries has any liability with respect to Taxes that accrued on or before the end of the most recent period covered by Company's Regulatory Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in Company's Regulatory Documents filed on or prior to the date hereof. Neither Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax returns (other than a group the common parent of which is or was Company) or otherwise has any liability for the Taxes of any person (other than Company and its Subsidiaries). As of the date hereof, neither Company nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code. No Liens for Taxes exist with respect to any of the assets or properties of Company or its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with United States generally accepted accounting principles. Neither of Company nor any of its Subsidiaries has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

                  (ii) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

         (q) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Company's own account, or for the account of one or more of Company's Subsidiaries (all of which are listed on Company's Disclosure Schedule), if any, were entered into in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither Company nor its Subsidiaries, nor to Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

         (r) Books and Records. The books and records of Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Company and its Subsidiaries.

         (s) Insurance. Paragraph 5.03(s) of the Disclosure Schedules sets forth a list of all insurance policies, binders, or bonds maintained by Company or its Subsidiaries ("Insurance Policies"). Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Company and its Subsidiaries are not in material default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by Company have been filed in due and timely fashion.

         (t) Takeover Laws. Company has taken all action required to be taken by it in order to exempt this Agreement and the Stock Option Agreement, and the transactions contemplated hereby and thereby from, and this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any "control share", "business combination" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws"), including, without limitation, the State of Nevada.

         (u) Accounting Treatment. As of the date hereof, to Company's knowledge, there is no reason why the Merger will fail to qualify for "pooling of interests" accounting treatment.

         (v) Year 2000. To the knowledge of Company, the mission critical computer software and hardware operated by Company and/or any of its Subsidiaries is currently capable of providing, or is being adapted to provide, uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 in substantially the same manner and with substantially the same functionality as such mission critical software records, stores, processes and presents such calendar dates falling on or before December 31, 1999. To the knowledge of Company, the costs of adaptations referred to in this clause will not have a Material Adverse Effect with respect to Company. Neither Company nor any of its Subsidiaries has received, and does not reasonably expect to receive, any deficiency notice from any federal or Nevada banking authority with respect to the Year 2000 readiness of its mission critical computer software and hardware. Company has Previously Disclosed to Zions a complete and accurate copy of its and its Subsidiaries' plan, including an estimate of anticipated associated costs, for addressing the issues set forth in all Federal Financial Institutions Examination Council Interagency Statements relating to Year 2000 compliance as such issues affect Company and/or its Subsidiaries. Between the date of this Agreement and the Effective Time, Company and Company Bank shall use commercially reasonable and practicable efforts to implement such plan.

         5.04 Representations and Warranties of Zions. Subject to Section 5.02, Zions hereby represents and warrants to Company as follows:

         (a) Organization, Standing and Authority. Zions is duly organized, validly existing and in good standing under the laws of the State of Utah. Zions is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Zions has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

         (b) Zions Capital Stock. As of the date hereof, the authorized capital stock of Zions consists solely of 200,000,000 shares of Zions Common Stock, of which no more than 80,000,000 shares were outstanding as of the date hereof and 3,000,000 shares of Zions Preferred Stock, of which no shares were outstanding as of the date hereof.

         (c) Corporate Power. Zions and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Zions has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

         (d) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Zions and the Zions Board. This Agreement is a valid and legally binding agreement of Zions enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

         (e) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Zions or any of its Subsidiaries in connection with the execution, delivery or performance by Zions of this Agreement or to consummate the Merger except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities; (B) approval of the listing on the NASDAQ of Zions Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of articles of merger with the Corporation Division pursuant to the UBCA and articles of merger with the Nevada Secretary pursuant to the NRS; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Zions Common Stock in the Merger; and (F) receipt of the approvals set forth in
Section 7.01(b). As of the date hereof, Zions has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in
Section 7.01(b).

                  (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Zions or of any of its Subsidiaries or to which Zions or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Zions or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

         (f) Financial Reports and Regulatory Documents; Material Adverse Effect. (i) Zions' Annual Reports on Form 10-K for the fiscal years ended December 31, 1998, 1997 and 1996, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Significant Subsidiaries subsequent to December 31, 1996 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, in the form filed or to be filed with the SEC as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such regulatory document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Zions and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such regulatory documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of Zions and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

                  (ii) Since December 31, 1998, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section
         5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Zions.

         (g) No Brokers. No action has been taken by Zions that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement or the Agreement of Bank Merger.

         (h) Accounting Treatment; Tax Matters. As of the date hereof, Zions has no knowledge of any reason why the Merger will fail to qualify for "pooling of interests" accounting treatment. As of the date hereof, neither Zions nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

                                   ARTICLE VI

                                    Covenants

         6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Company, Company Bank and Zions agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of each of the Merger and the Bank Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

         6.02 Shareholder Approval. Company agrees to take, in accordance with applicable law and the Company Articles and the Company By-Laws, all action necessary to convene an appropriate meeting of its shareholders to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by Company's shareholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case as promptly as reasonably practicable after the Registration Statement is declared effective. Except to the extent otherwise permitted pursuant to Section 6.06, the Company Board shall recommend at the Company Meeting that all such matters be approved by its shareholders and Company shall not cancel the Company Meeting and shall take all reasonable action to solicit such approval by its shareholders.

         6.03 Registration Statements. Zions agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Zions with the SEC in connection with the issuance of Zions Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Company constituting a part thereof (the "Proxy Statement") and all related documents). Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with Zions, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement. If at the time the Registration Statement is to be filed with the SEC, Company is required to file reports under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the securities regulations of the SEC, then Company shall file the Proxy Statement in preliminary form with the SEC as soon as reasonably practicable. Zions agrees to file the Registration Statement with the SEC as soon as reasonably practicable or, if applicable, as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Company and Zions agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Zions also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to furnish to Zions all information concerning Company, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

         (a) Each of Company, Company Bank and Zions agrees, as to itself and its Subsidiaries, that the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will not, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Company, Company Bank and Zions further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, promptly to inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

         (b) Zions agrees to advise Company, promptly after Zions receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Zions Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

         6.04 Press Releases. Each of Company, Company Bank and Zions agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NASDAQ rules (provided that the issuing party shall nevertheless provide the other party with notice of, and the opportunity to review, any such press release or written statement).

         6.05 Access; Information. Each of Company, Company Bank and Zions agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as the requesting party may reasonably request and, during such period, the providing party shall furnish promptly to the requesting party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as the requesting party may reasonably request.

         (a) Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section
6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the providing party or (iv) is or becomes readily ascertainable from publicly available sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party. No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

         6.06     Acquisition Proposals.

         (a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Company shall not, nor shall it permit any of its Affiliates or Subsidiaries to, nor shall it authorize or permit any of its respective officers, directors, employees, representatives or agents (collectively, the "Company Representatives") directly or indirectly, to (i) solicit, facilitate, initiate or encourage, or take any action to solicit, facilitate, initiate or encourage, any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal or (ii) participate or engage in discussions or negotiations with, or provide any information to, any Person concerning an Acquisition Proposal or which might reasonably be expected to result in an Acquisition Proposal. Company shall immediately cease and cause to be terminated and shall cause all Company Representatives to terminate all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal. Company shall promptly notify all Company Representatives of its obligations under this Section 6.06.

         (b)      [Reserved]

         (c) Except as set forth in the following sentence, neither the Company Board nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal other than the Merger and the Bank Merger, (ii) withdraw or modify or propose to withdraw or modify in a manner adverse to Zions its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby, (iii) enter, or cause any Subsidiary to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (iv) resolve or announce its intention to do any of the foregoing. The immediately preceding sentence notwithstanding, in the event that prior to the Company Meeting the Company Board receives a Superior Proposal, the Company Board may (A) approve or recommend, or propose to approve or recommend, such Superior Proposal, (B) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Zions its recommendation of the Merger, this Agreement or the transactions contemplated hereby or (C) resolve or announce its intention to do any the actions set forth in the preceding clauses (A) and (B), if (x) the Company Board receives a written opinion of outside counsel to the effect that, and based on such advice of outside counsel the Company Board determines by a majority vote of directors in their good faith judgment that, taking such action is required to satisfy the fiduciary duties of such directors and (y) Company furnishes Zions two (2) Business Days' prior written notice of the taking of such action (which notice shall include a description of the material terms and conditions of the Superior Proposal and identify the person making the same).

         (d) In addition to the other obligations of Company set forth in this
Section 6.06, Company shall immediately advise Zions orally and in writing of any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making the same. Company shall inform Zions on a prompt and current basis of the status and content of any discussions regarding any Acquisition Proposal with a third party and as promptly as practicable of any change in the price, structure or form of the consideration or material terms of and conditions regarding any Acquisition Proposal or of any other developments or circumstances which could reasonably be expected to culminate in the taking of any of the actions referred to in Section 6.06(c).

         6.07 Affiliate Agreements. Not later than the 15th day prior to the mailing of the Proxy Statement, Company shall deliver to Zions a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act or SEC Accounting Series Releases 130 and 135.

         (b) Company shall use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to Zions on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit C.

         6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement and the Stock Option Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement and the Stock Option Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

         6.09 Certain Policies. After all conditions to the consummation of the Merger set forth in Article VII have been satisfied or waived, Company and Company Bank shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to them and Zions, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Zions.

         6.10 NASDAQ Listing. Zions agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ, subject to official notice of issuance, the shares of Zions Common Stock to be issued to the holders of Company Common Stock in the Merger.

         6.11 Regulatory Applications. Zions, Company and Company Bank and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Zions, Company and Company Bank shall use their reasonable best efforts to make all required bank regulatory filings, including the appropriate filing with the Federal Reserve, within 30 days after the date hereof. Each of Zions, Company and Company Bank shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as reasonably practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

         (a) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

         6.12 Indemnification; Director and Officers' Insurance. From and after the Effective Time through the fourth anniversary of the Effective Date, Zions agrees to indemnify and hold harmless each present and former director and officer of Company or any Subsidiary of Company determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including with respect to this Agreement or any of the transactions contemplated hereby) (but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading), whether asserted, claimed or arising prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under Nevada law and the Company Articles or the Company By-Laws in effect on the date hereof, and Zions shall also advance expenses as incurred to the extent permitted under Nevada law and the Company Articles and the Company By-Laws.

         (a) For a period of four (4) years after the Effective Time, Zions shall use its reasonable best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided that Zions may substitute therefor policies of comparable coverage with respect to claims arising from facts or events which occurred before the Effective Time); provided, however, that in no event shall Zions be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 6.12(b), any amount per annum in excess of 150% of the amount of the annual premiums paid as of the date hereof by Company for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Zions shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount. Notwithstanding the foregoing, prior to the Effective Time, Zions may request Company to, and Company shall, purchase insurance coverage, on such terms and conditions as shall be acceptable to Zions, extending for a period of two (2) years Company's directors' and officers' liability insurance coverage in effect as of the date hereof (covering past or future claims with respect to periods before the Effective Time) and such coverage shall satisfy Zions' obligations under this subsection (b).

         6.13 Benefit Plans. Zions shall, from and after the Effective Time, (i) honor in accordance with their terms all employment agreements set forth in paragraph 6.13 of the Disclosure Schedule and (ii) provide employees of Company who remain as employees of Zions with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Zions (including the medical and health benefits available to other similarly situated employees of Zions and coverage of any pre-existing health or medical conditions covered by Company benefit plans). If any employee of Company or any Subsidiary of Company becomes a participant in any employee benefit plan of the Surviving Corporation, such employee shall be given credit under such plan for all service prior to the Effective Date with Company or such Subsidiary of Company for purposes of eligibility and vesting, but not for benefit accrual purposes, to the same extent such service is taken into account or recognized under the applicable employee benefit plan of Company or its Subsidiaries (it being understood that the respective employees of Company and any of its Subsidiaries shall be entitled to use each such employee's vacation and sick leave entitlement, solely to the extent such leave entitlement has accrued as of the Effective Date). Company shall take all action necessary to terminate its existing 401(k) plan on or before the Effective Date. Nothing contained herein shall in any way limit or restrict the ability of Zions or any of its Subsidiaries following the Effective Time to modify, amend or terminate any benefit plan, in accordance with the terms of such benefit plans, or to terminate the employment of any employee.

         6.14 Accountants' Letters. Each of Company and Zions shall use its reasonable best efforts to cause to be delivered to the other party a letter of their respective independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

         6.15 Notification of Certain Matters. Each of Company and Zions shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

         6.16 Shareholder Agreements. The directors and certain officers and shareholders of Company, in their capacities as shareholders, in exchange for good and valuable consideration, have executed and delivered to Zions shareholder agreements substantially in the form of Exhibit D hereto (the "Shareholder Agreements"), committing such persons, among other things, (i) to vote their shares of Company Common Stock in favor of the Agreement at the Company Meeting, (ii) to certain representations concerning the ownership of Company Common Stock and Zions Common Stock to be received in the Merger and
(iii) certain other matters.

         6.17 Bank Merger. The Company and the Company Bank shall, at the request of Zions (i) take all necessary corporate and other action, to adopt and approve the Bank Merger; (ii) execute, deliver and, where appropriate, file any and all documents necessary or desirable to permit the Bank Merger immediately following consummation of the Merger; and (iii) take and cause to be taken any other action to permit the consummation of any transactions contemplated in connection with the Bank Merger. Neither the Company nor the Company Bank shall take any action that would prevent performance of the Agreement of Bank Merger or any other transactions contemplated in connection with the Bank Merger, except as otherwise permitted by the terms of this Agreement. Zions and NSB may at any time prior to the Effective Time of the Bank Merger change the method of effecting the combination of NSB with the Company Bank (including, without limitation, this Section 6.17) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration to be issued to the holders of the Company Stock as provided for in this Agreement,
(ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration or (iii) materially impeded or delay consummation of the transactions contemplated by this Agreement.

                                   ARTICLE VII

                    Conditions to Consummation of the Merger

         7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Zions and Company to consummate the Merger is subject to the fulfillment or written waiver by Zions and Company prior to the Effective Time of each of the following conditions:

         (a) Shareholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the shareholders of Company.

         (b) Regulatory Approvals. All regulatory approvals required to consummate the Merger, the Bank Merger and the other transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Zions Board reasonably determines (i) would, following the Effective Time, have a Material Adverse Effect with respect to the Surviving Corporation or (ii) would be materially burdensome.

         (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

         (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

         7.02 Conditions to Obligation of Company. The obligation of Company to consummate the Merger is also subject to the fulfillment or written waiver by Company prior to the Effective Time of each of the following conditions:

         (a) Representations and Warranties. The representations and warranties of Zions set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Date (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date), and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by an executive officer of Zions to such effect.

         (b) Performance of Obligations of Zions. Zions shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by an executive officer of Zions to such effect.

         (c) Opinion of Company's Counsel. Company shall have received an opinion of Graham & Dunn PC, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion,
(i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Zions and Company will be a party to that reorganization within the meaning of
Section 368(b) of the Code and (iii) no gain or loss will be recognized by shareholders of Company who receive shares of Zions Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, Graham & Dunn PC may require and rely upon representations contained in letters from Company, Zions and shareholders of Company.

         (d) Accountants' Letters. Company shall have received the letters referred to in Section 6.14 from Zions' independent auditors.

         (e) Listing. The shares of Zions Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

         (f) Fairness Opinion. Prior to the mailing of the Proxy Statement to the shareholders of Company, Company shall have received an opinion of NationsBanc Montgomery Securities LLC, dated as of a date within five (5) days of the date that the Proxy Statement is mailed to Company shareholders, to the effect that, as of such date, the consideration to be received by the holders of Company Common Stock in the Merger is fair to the holders of Company Common Stock from a financial point of view.

         7.03 Conditions to Obligation of Zions. The obligation of Zions to consummate the Merger is also subject to the fulfillment or written waiver by Zions prior to the Effective Time of each of the following conditions:

         (a) Representations and Warranties. The representations and warranties of Company and Company Bank set forth in this Agreement (subject to the standard set forth in Section 5.02) shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Time (except that representations and warranties that by their terms speak only as of the date of this Agreement or some other date shall be true and correct as of such date) and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by an executive officer of Company and on behalf of Company Bank by on executive officer of Company Bank to such effect.

         (b) Performance of Obligations of Company and Company Bank. Each of Company and Company Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Zions shall have received a certificate, dated the Effective Date, signed on behalf of Company by an executive officer of Company and on behalf of Company Bank by an executive officer of Company Bank to such effect.

         (c) Opinion of Zions' Counsel. Zions shall have received an opinion of Sullivan & Cromwell, special counsel to Zions, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Zions and Company will be a party to the reorganization within the meaning of
Section 368(b) of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from Company, Zions and shareholders of Company.

         (d) Accountants' Letters. Zions shall have received the letters referred to in Section 6.14 from Company's independent auditors.

         (e) Accounting Treatment. Zions shall have received from KPMG LLP, Zions' independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

         (f) Employment Agreement. William Martin shall have executed and delivered to Zions or its designee a counterpart to the form of employment agreement attached hereto as Exhibit E.

         (g) Dissenters' Shares. Dissenters' Shares shall comprise less than 10% of the outstanding capital stock of Company.

                                  ARTICLE VIII

                                   Termination

         8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

         (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Zions and Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

         (b) Breach. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by Company or Company Bank, on the one hand, or Zions, on the other, of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by Company or Company Bank, on the one hand, or Zions, on the other, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to the breaching party.

         (c) Delay. At any time prior to the Effective Time, by Zions or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by

December 31, 1999, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

         (d) No Approval. By Company or Zions, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or
(ii) the shareholder approval required by Section 7.01(a) herein is not obtained at the Company Meeting.

         (e) Failure to Recommend, Etc. At any time prior to the Company Meeting, by Zions if the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Zions.

         (f) By Zions. By Zions, by written notice to Company, if Company takes, causes to be taken or allows to be taken any action that would be prohibited under Section 6.06 hereof.

         (g) By Company. By Company, if the Company Board determines by a vote of a majority of the members of the entire Company Board if the Zions Closing Average is less than $56.00. If Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give written notice to Zions no later than the end of the first Business Day following the Determination Date. Prior to the Effective Date, Zions shall have the option of adjusting the Exchange Ratio to equal the quotient obtained by dividing (i) $31.73 by (ii) the Zions Closing Average. If Zions makes an election contemplated by the preceding sentence, it shall give prompt written notice of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.01(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to the "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.01(g).

         8.02 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this
Article VIII, subject to the provisions of Section 8.02(b) and Section 8.02(c), no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any breach of this Agreement prior to such termination.

         (b) If this Agreement shall be terminated (i) by Zions pursuant to
Section 8.01(b) or 8.01(d)(ii) (and, at the time of the occurrence of the circumstance permitting termination pursuant to such Section, there shall exist an Acquisition Proposal with respect to Company or any of its Subsidiaries, which, in the event of a termination pursuant to Section 8.01(d)(ii) shall have been publicly announced prior to the time of the Company Meeting) or Section 8.01(e) or Section 8.01(f) or (ii) by Company pursuant to Section 8.01(d)(ii) (and, at the time of the occurrence of the circumstance permitting termination pursuant to such Section, there shall exist an Acquisition Proposal with respect to Company or any of its Subsidiaries that shall have been publicly announced prior to the time of the Company Meeting), then Company shall promptly pay to Zions a termination fee equal to $10 million, which (except in the case of termination pursuant to Section 8.01(f), in which case such amount shall offset any damages to Zions to the extent of payment) the parties agree shall represent liquidated and exclusive damages recoverable by Zions relating to the actions resulting in termination. Notwithstanding the foregoing, Zions shall not be entitled to any termination fee hereunder if Zions has exercised all or any part of the Option (as defined in the Stock Option Agreement).

         (c) Company and Zions agree that the agreements contained in paragraph
(b) above are an integral part of the transactions contemplated by this Agreement, that without such agreements Zions would not have entered into this Agreement, and that such amount constitute reasonable liquidated damages and reasonable compensation to Zions for the loss sustained thereby and not a penalty. If Company fails to pay Zions the amount due under paragraph (b) within three (3) Business Days of such termination, Company shall pay the costs and expenses (including legal fees and expenses) incurred by Zions in connection with any action, including the filing of any lawsuit, taken to collect payment of such amount, together with interest on the amount of any such unpaid amount at the publicly announced prime rate of Zions First National Bank from the date of such termination.

                                   ARTICLE IX

                                  Miscellaneous

         9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12 and 6.13 and this Article IX which shall survive the Effective
Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.05(b), 8.02, and this Article IX which shall survive such termination).

         9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or
(ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would violate the NRS or reduce the consideration to be received by Company shareholders in the Merger.

         9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

         9.04 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Utah applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable). Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Venue for any action between the parties to this Agreement shall be a court of competent jurisdiction in the City of Salt Lake City, Utah.

         9.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

         9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Company, to:

         Pioneer Bancorporation
         750 East Warm Springs Road, Suite 400
         Las Vegas, Nevada  89119
         Attention:  William E. Martin
         Facsimile:  (702) 914-4567

With a copy to:

         Graham & Dunn PC
         1420 Fifth Avenue, 33rd Floor
         Seattle, Washington  98101-2390
         Attention:  Stephen M. Klein
         Facsimile:  (206) 340-9599

If to Zions, to:

         Zions Bancorporation
         One South Main, Suite 1380
         Salt Lake City, Utah  84111
         Attention:  Dale M. Gibbons
         Facsimile:  (801) 524-2129

With a copy to:

         Sullivan & Cromwell
         1888 Century Park East
         Los Angeles, CA 90067
         Attention: Stanley F.  Farrar
         Facsimile:  (310) 712-8800

         9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement (together with all Exhibits hereto, the Disclosure Schedule delivered in connection herewith and the Confidentiality Agreement, dated April 23, 1999 by and between Zions and Company) represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require Company, Company Bank, Zions or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation.

                                      * * *

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                      PIONEER BANCORPORATION


                                      By: /s/William E. Martin
                                          ---------------------------
                                          Name:   William E. Martin
                                          Title:  President and Chief
                                                  Executive Officer


                                      PIONEER CITIZENS BANK OF NEVADA


                                      By: /s/William E. Martin
                                          ---------------------------
                                          Name:   William E. Martin
                                          Title:  President and Chief
                                                  Executive Officer


                                      ZIONS BANCORPORATION


                                      By: /s/Harris H. Simmons
                                          ---------------------------
                                          Name:  Harris H. Simmons
                                          Title: President and Chief
                                                 Executive Officer

                                                                    APPENDIX B


                             STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT, dated as of May 10, 1999 (this "Agreement"), between Zions Bancorporation, a Utah corporation ("Grantee"), and Pioneer Bancorporation, a Nevada corporation ("Issuer").

                                   WITNESSETH:

         WHEREAS, Grantee and Issuer are entering into an Agreement and Plan of Merger dated as of the date hereof (the "Plan"), which is being executed by the parties simultaneously with the execution of this Agreement; and

         WHEREAS, as a condition and inducement to Grantee's entering into the Plan and in consideration therefor, Issuer has agreed to grant Grantee the Option (as defined below);

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto agree as follows:

         SECTION 48. GRANT OF OPTION. (a) Subject to the terms and conditions of this Agreement, Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 19.9% of the outstanding shares of Common Stock on the date hereof fully paid and nonassessable shares of Common Stock, no par value per share ("Common Stock"), of Issuer at a price per share equal to $28.50 (the "Initial Price"); provided, however, that in the event Issuer issues or agrees to issue (other than pursuant to options and warrants to issue Common Stock outstanding as of the date hereof) any shares of Common Stock at a price less than the Initial Price (as adjusted pursuant to Section 5(b)), such price shall be equal to such lesser price (such price, as adjusted as hereinafter provided, the "Option Price"); and, provided further, however, that in no event shall the number of shares of Common Stock for which the Option is exercisable exceed 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

         (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that after such issuance such number together with any shares of Common Stock previously issued pursuant hereto equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Plan.

         SECTION 49.  EXERCISE OF OPTION.

         (a) Timing of Exercise, Termination. Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Plan and (ii) no preliminary or permanent injunction or other order against delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or part, at any time and from time to time following the occurrence of a Purchase Event (as defined below); provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of:

                  (i)      the time immediately prior to the Effective Time;

                  (ii)     12 months after the first occurrence of a Purchase
         Event;

                  (iii) 18 months after the termination of the Plan following the occurrence of a Preliminary Purchase Event (as defined below);

                  (iv) termination of the Plan in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Plan by Grantee pursuant to Section 8.01(b)(i) or (ii) thereof or by Grantee and Issuer pursuant to Section 8.01(a) thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to Section 8.01(b)(i) or
         (ii) thereof (provided that the breach of Issuer giving rise to such termination or such right to terminate was willful) or by Grantee pursuant to Section 8.01(e) or Section 8.01(f)) thereof, or

                  (v) 18 months after the termination of the Plan by Grantee pursuant to Section 8.01(b)(i) or (ii) thereof or by Grantee and Issuer pursuant to Section 8.01(a) thereof if Grantee shall at that time have been entitled to terminate the Plan pursuant to Section 8.01(b)(i) or
         (ii) thereof (provided that the breach of Issuer giving rise to such termination or such right to terminate was willful) or by Grantee pursuant to Section 8.01(e) or Section 8.01(f) thereof.

The events described in clauses (i) - (v) in the preceding sentence are hereinafter collectively referred to as an "Exercise Termination Event." Anything herein to the contrary notwithstanding, any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law. The rights set forth in Section 7 hereof shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

                  (b) Preliminary Purchase Event. The term "Preliminary Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) Issuer or any of its subsidiaries (each, an "Issuer Subsidiary") shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person (the term "Person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any Person other than Grantee or any Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary, (y) a purchase, lease or other acquisition of all or substantially all of the assets of or assumption of all or substantially all the deposits of Issuer or any Issuer Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Issuer and/or Issuer Subsidiaries;

                  (ii) Any Person (other than Grantee or any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of shares of Common Stock (the term "Beneficial Ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of Common Stock;

                  (iii) Any Person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Grantee or any Grantee Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

                  (iv) After a proposal is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to make such a proposal if the Plan terminates and/or the Option expires, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Plan);

                  (v) (A) The holders of Common Stock shall not have approved the Plan by the requisite vote at the meeting of such shareholders held for the purpose of voting on the Plan or (B) such meeting shall not have been held or shall have been canceled prior to termination of the Plan after it shall have been publicly announced that any Person (other than Grantee or any Grantee Subsidiary) shall have (x) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (y) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (z) filed an application (or given a notice) with, whether in draft of final form, the Board of Governors of the Federal Reserve System (the "Federal Reserve") or any other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority"), for approval to engage in an Acquisition Transaction;

                  (vi) Any Person (other than Grantee or any Grantee Subsidiary), other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve or other Governmental Authority for approval to engage in an Acquisition Transaction; or

                  (vii) The Issuer's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Plan, or Issuer or any Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary.

                  (c) Purchase Event. The term "Purchase Event" shall mean either of the following events or transactions occurring after the date hereof:

                  (i) The acquisition by any Person other than Grantee or any Grantee Subsidiary of Beneficial Ownership of shares of Common Stock, such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 25% or more of the then outstanding shares of Common Stock; or

                  (ii) The occurrence of a Preliminary Purchase Event described in Section 2(b)(i) hereof except that the percentage referred to in clause (z) shall be 25%.

         (d) Notice by Issuer. Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event; provided, however, that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

         (e) Notice of Exercise. In the event that Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise, (ii) the aggregate purchase price as provided herein, (iii) a date for the closing (that shall not be less than three
(3) Business Days nor more than thirty (30) Business Days) from the Notice Date (the "Closing Date") and (iv) a place at which the closing of such purchase shall take place (subject to Issuer's approval which shall not be unreasonably withheld); provided, that, if prior notification to or approval of the Federal Reserve or any other Governmental Authority is required in connection with such purchase (each, a "Notification" or an "Approval," as the case may be), (a) Grantee shall promptly file, or cause to be filed, the required notice or application for approval ("Notice/Application"), (b) Grantee shall expeditiously process, or cause to be expeditiously processed, the Notice/Application and (c) for the purpose of determining the Closing Date pursuant to clause (iii) of this sentence, the period of time that otherwise would run from the Notice Date shall instead run from the later of (x) in connection with any Notification, the date on which any required notification periods have expired or been terminated and
(y) in connection with any Approval, the date on which such approval has been obtained and any requisite waiting period or periods shall have expired; provided further that the Option Notice must be made, and the Notice Date must be, no later than the date on which the Exercise Termination Event occurs. For purposes of Section 2(a) hereof, any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. On or prior to the Closing Date, Grantee shall have the right to revoke its exercise of the Option in the event that the transaction constituting a Purchase Event that gives rise to such right to exercise shall not have been consummated.

         (f) Payments. At the closing referred to in Section 2(e) hereof, Grantee shall present and surrender this Agreement and pay to Issuer the aggregate Option Price for the shares of Common Stock specified in the Option Notice in immediately available funds by wire transfer to a bank account designated by Issuer; provided, however, that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

         (g) Delivery of Common Stock. At such closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 2(f) hereof, (i) Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock specified in the Option Notice and, if the Option should be exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares of Common Stock purchasable hereunder and (ii) Grantee shall deliver to Issuer a letter reasonably satisfactory to both Grantee and Issuer by which Grantee makes agreements customary in the issuance of privately placed securities with respect to the sale, transfer or other disposition by it of such common stock, including, without limitation, agreements not to transfer such shares in violation of this Agreement or applicable federal or state securities laws.

         (h) Common Stock Certificates. Certificates for Common Stock delivered at a closing hereunder shall be endorsed with a restrictive legend substantially as follows:

         The transfer of the shares represented by this certificate is subject to resale restrictions arising under the Securities Act of 1933, as amended, and to certain provisions of an agreement between Zions Bancorporation and Pioneer Bancorporation ("Issuer") dated as of May __, 1999. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the Securities and Exchange Commission (the "SEC"), or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Holder of Record. Upon the giving by Grantee to Issuer of an Option Notice and the tender of the applicable purchase price in immediately available funds on the Closing Date, Grantee shall be deemed to be the holder of record of the number of shares of Common Stock specified in the Option Notice, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then actually be delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of Grantee.

         SECTION 50.  ISSUER'S COVENANTS.

         (a) Available Shares. The Issuer agrees that it shall at all times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, all of which shares will, upon issuance pursuant hereto, be duly authorized, validly issued, fully paid, nonassessable, and delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (b) Compliance. The Issuer agrees that it will not, by amendment of its articles of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer.

         (c) Certain Actions, Applications and Arrangements. Issuer shall promptly take all action as may from time to time be required (including (i) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. ss. 18a and regulations promulgated thereunder and (ii) in the event, under the Bank Holding Company Act of 1956, as amended ("BHC Act"), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve or to any other Governmental Authority is necessary before the Option may be exercised, cooperating with Grantee in preparing such applications or notices and providing such information to each such Governmental Authority as it may require) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto, and to protect the rights of Grantee against dilution.

         SECTION 51. EXCHANGE OF OPTION. This Agreement and the Option granted hereby are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used in this Section 4 include any agreements and related options for which this Agreement and the Option granted hereby may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         SECTION 52. ADJUSTMENTS. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as follows:

         (a) In the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise to become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it represents the same proportion of the number of shares of Common Stock then issued and outstanding as such proportion before the applicable event described in this Section 5(a).

         (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         SECTION 53. REGISTRATION RIGHTS. Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. The Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of one hundred and eighty (180) days from the day such registration statement first becomes effective. Grantee shall have the right to demand two (2) such registrations at the Issuer's expense. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in the process of registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the offering or inclusion of the Option Shares would interfere materially with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction, the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least thirty-three and one third percent (33 1/3%) of the total number of shares of Common Stock held by Grantee and Issuer covered in such registration statement; provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction shall thereafter occur. In addition, if the Issuer proposes to register its Common Stock or any other securities on a form that would permit the registration of the Shares for public sale under the Securities Act (whether proposed to be offered for sale by the Issuer or any other Person) it will give prompt written notice to Grantee of its intention to do so, specifying the relevant terms of such proposal, including the proposed maximum offering price thereof. Upon the written notice of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto) delivered to the Issuer within twenty (20) Business Days after the giving of any such notice, which request shall specify the number of Shares desired to be disposed by Grantee, the Issuer will use its best efforts to effect, in connection with its proposed registration, the registration under the Securities Act of the Shares set forth in such request. Grantee shall be entitled to two (2) such registrations at the Issuer's expense. Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. In connection with any such registration, Issuer and Grantee shall provide each other with representations, warranties, indemnities and other agreements customarily given in connection with such registrations. If requested by Grantee in connection with such registration, Issuer and Grantee shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating themselves in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements.

         (b) In the event that Grantee requests Issuer to file a registration statement following the failure to obtain any approval required to exercise the Option as described in Section 9 hereof, the closing of the sale or other disposition of the Common Stock or other securities pursuant to such registration statement shall occur substantially simultaneously with the exercise of the Option.

         (c) Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to this Section 6 (including the related offerings and sales by holders of Option Shares) and all other qualifications, notification or exemptions pursuant to this Section 6.

         (d) In connection with any registration under this Section 6, Issuer hereby indemnifies the Grantee, and each officer, director and controlling person of Grantee, and each underwriter thereof, including each person, if any who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Grantee, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

         Promptly upon receipt by a party indemnified under this Section 6(d) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 6(d), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 6(d). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interests of the indemnified party. No indemnifying party shall be liable for the fees and expenses of more than one separate counsel for all indemnified parties or for any settlement entered into without its consent, which consent may not be unreasonably withheld.

         If the indemnification provided for in this Section 6(d) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of Issuer, the Grantee and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall the Grantee be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any Grantee to indemnify shall be several and not joint with other holders of Option Shares.

         SECTION 54. OPTION REPURCHASE. (a) Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Request Date") of Grantee, delivered within thirty (30) days of the Purchase Event (or such later period as may be provided pursuant to Section 9 hereof), Issuer shall repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request (the date of such request being the "Request Date") of the owner of Option Shares from time to time (the "Owner"), delivered within thirty (30) days of a Purchase Event (or such later period as may be provided pursuant to Section 9 hereof), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof and on or prior to the Request Date, (ii) the price per share of Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise), (iii) the highest last sales price for shares of Common Stock within the 90-day period ending on the Request Date as reported on NASDAQ (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) or (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or the Owner, as the case may be, on the one hand, and Issuer, on the other hand, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally-recognized independent investment banking firm mutually selected by Grantee or Owner, as the case may be, on the one hand, and Issuer, on the other hand, whose determination shall be conclusive and binding on all parties.

         (b) Grantee or the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this Section 7. As immediately as practicable, and in any event within five (5) Business Days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price or to the Owner the Option Share Repurchase Price or the portion thereof that Issuer is not then prohibited from so delivering under applicable law and regulation or as a consequence of administrative policy.

         (c) Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five (5) Business Days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full Grantee or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly
(i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and
(ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation.

         (d) Issuer shall not enter into any agreement with any party (other than Grantee or a Grantee Subsidiary) for an Acquisition Transaction unless the other party thereto assumes all the obligations of Issuer pursuant to this
Section 7 in the event that a Grantee or Owner elects, in its sole discretion, to require such other party to perform such obligations.

         SECTION 55.  SUBSTITUTE OPTION.

         (a) Grant of Substitute Option. In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any Person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than fifty percent (50%) of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its or any Issuer Subsidiary's assets to any Person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below) or (y) any Person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling Person being hereinafter referred to as the "Substitute Option Issuer").

         (b) Exercise of Substitute Option. The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as is hereinafter defined) as is equal to the market/offer price (as defined in
Section 7 hereof), multiplied by the number of shares of the Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as is hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the product of the Option Price multiplied by a fraction in which the numerator is the number of shares of Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

         (c) Terms of Substitute Option. The Substitute Option shall otherwise have the same terms as the Option, provided, however, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee.

         (d) Substitute Option Definitions. The following terms have the meanings indicated:

                  (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving Person, and (iii) the transferee of all or any substantial part of the Issuer's assets (or the assets of any Issuer Subsidiary);

                   (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option; and

                  (iii) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one (1) year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided, however, that if such closing price is not ascertainable due to an absence of a public market for the Substitute Common Stock, "Average Price" shall mean the higher of (i) the price per share of Substitute Common Stock paid or to be paid by any third party pursuant to an agreement with the issuer of the Substitute Common Stock and (ii) the book value per share, calculated in accordance with generally accepted accounting principles, of the Substitute Common Stock immediately prior to exercise of the Substitute Option; provided, further, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the Person merging into Issuer or by any company which controls or is controlled by such merging Person, as Grantee may elect.

         (e) Cap on Substitute Option. In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than that proportion of the outstanding Substitute Common Stock equal to the proportion of the outstanding Common Stock of the Issuer which Grantee had the right to acquire immediately prior to the issuance of the Substitute Option. In the event that the Substitute Option would be exercisable for more than the proportion of the outstanding Substitute Common Stock referred to in the immediately preceding paragraph but for this clause (e), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause
(e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee and reasonably acceptable to the Acquiring Corporation.

         SECTION 56. EXTENSION OF EXERCISE RIGHT. Notwithstanding Sections 2, 6 and 7 and 11 hereof, if Grantee has given the notice referred to in one or more of such Sections, the exercise of the rights specified in any such Section shall be extended (a) if the exercise of such rights requires obtaining regulatory approvals (including any required waiting periods) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and (b) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; provided, however, that in no event shall any closing date occur more than six (6) months after the related Notice Date, and, if the closing date shall not have occurred within such period due to the failure to obtain any required approval by the Federal Reserve or any other Governmental Authority despite the best efforts of Issuer or the Substitute Option Issuer, as the case may be, to obtain such approvals, the exercise of the Option shall be deemed to have been rescinded as of the related Notice Date. In the event (a) Grantee receives official notice that an approval of the Federal Reserve or any other Governmental Authority required for the purchase and sale of the Option Shares will not be issued or granted or (b) a closing date has not occurred within six (6) months after the related Notice Date due to the failure to obtain any such required approval, Grantee shall be entitled to exercise the Option in connection with the resale of the Option Shares pursuant to a registration statement as provided in Section 6.

         SECTION 57. ISSUER'S REPRESENTATIONS AND WARRANTIES. Issuer hereby represents and warrants to Grantee as follows:

         (a) Corporate Authority. Issuer has full corporate power and authority to execute and deliver this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly authorized, executed and delivered by the Issuer.

         (b) Availability of Shares. Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, non-assessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests and not subject to any preemptive rights.

         (c) No Violations. The execution, delivery and performance of this Agreement does not or will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws, or the comparable governing instruments of any of the Issuer Subsidiaries, or
(B) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of the Issuer Subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of the Issuer Subsidiaries is subject, that would, in any case give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

         SECTION 58. GRANTEE'S REPRESENTATIONS AND WARRANTIES. Grantee hereby represents and warrants to issuer as follows:

         (a) Corporate Authority. Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly authorized, executed and delivered by Grantee.

         (b) Investment Intent. The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

         SECTION 59. ASSIGNMENT. Neither of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement or the Option created hereunder to any other Person without the express written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Preliminary Purchase Event; provided, however, that until the date at which the Federal Reserve has approved an application by Grantee under the BHC Act to acquire the shares of Common Stock subject to the Option, other than to a wholly owned subsidiary of Grantee, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of two percent (2%) of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (iv) any other manner approved by the Federal Reserve and, in each case, in compliance with all applicable federal or state securities laws. The term "Grantee" as used in this Agreement shall also be deemed to refer to Grantee's permitted assigns. Any attempted assignment prohibited by this Section 12 is void and without effect.


         SECTION 60. FILINGS AND CONSENTS. Each of Grantee and Issuer will use its reasonable efforts to make all filings with, and to obtain consents of, all third parties and Governmental Authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, making application if necessary, for listing of the shares of Common Stock issuable hereunder on any exchange or quotation system and applying to the Federal Reserve under the BHC Act and to state banking authorities for approval to acquire the shares issuable hereunder.

         SECTION 61. REMEDIES. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties shall hereto be enforceable by either party hereto through injunctive or other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

         SECTION 62. SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

         SECTION 63. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in Person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Plan. Either party may change the address to which such notices or other communications may be sent by giving written notice thereof in accordance with this Section 16.

         SECTION 64. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement and shall be effective at the time of execution.

         SECTION 65. EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         SECTION 66. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Plan or in the other documents or instruments referred to herein or therein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         SECTION 67. DEFINITIONS. Capitalized terms used in this Agreement and not defined herein but defined in the Plan shall have the meanings assigned thereto in the Plan.

         SECTION 68. EFFECT ON PLAN. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Plan.

         SECTION 69. SELECTIONS. In the event that any selection or determination is to be made by Grantee hereunder and at the time of such selection or determination there is more than one Grantee, such selection shall be made by a majority in interest of such Grantees.

         SECTION 70. FURTHER ASSURANCES. In the event of any exercise of the option by Grantee, Issuer and such Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

         SECTION 71. VOTING. Except to the extent Grantee exercises the Option, Grantee shall have no rights to vote or receive dividends or have any other rights as a shareholder with respect to shares of Common Stock covered hereby.

         SECTION 72. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah.

         SECTION 73. WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision, provided such waiver is set forth in writing and signed by such party. No modification, amendment or supplement to this Agreement shall be effective unless set forth in writing and signed by both parties hereto.

                  IN WITNESS WHEREOF, each of the parties has caused this Stock Option Agreement to be executed on its behalf by their officers thereunto duly authorized, all as of the date first above written.


                                      ZIONS BANCORPORATION



                                      By: /s/Harris H. Simmons
                                          ------------------------
                                          Name:  Harris H. Simmons
                                          Title: President and Chief
                                                 Executive Officer


                                      PIONEER BANCORPORATION



                                      By: /s/William E. Martin
                                          ------------------------
                                          Name:  William E. Martin
                                          Title: President and Chief
                                                 Executive Officer

                                                                     APPENDIX C

                           Rights of Dissenting Owners

         92A.300 DEFINITIONS. -- As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

         92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. -- "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

         92A.310 "CORPORATE ACTION" DEFINED. -- "Corporate action" means the action of a domestic corporation.

         92A.315 "DISSENTER" DEFINED. --"Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480, inclusive.

         92A.320 "FAIR VALUE" DEFINED. -- "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         92A.325 "STOCKHOLDER" DEFINED. -- "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

         92A.330 "STOCKHOLDER OF RECORD" DEFINED. -- "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

         92A.335 "SUBJECT CORPORATION" DEFINED. -- "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

         92A.340 COMPUTATION OF INTEREST. -- Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

         92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP.- A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

         92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED LIABILITY COMPANY. -- The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

         92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT
CORPORATION. -- 1. Except as otherwise provided in subsection 2 and unless otherwise provided in the articles or by-laws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
         2. Unless otherwise provided in its articles of incorporation or by-laws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in Chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

         92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE
ACTIONS AND TO OBTAIN PAYMENT FOR SHARES. -- 1. Except as otherwise provided in NRS 92A.370 to 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
         (a) Consummation of a plan of merger to which the domestic corporation is a party:

         (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger, or
         (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180. (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.
         (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
         2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

         92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.
-- 1 . There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
         (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

         (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:
         (I) The surviving or acquiring entity; or
         (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 holders of owner's interests of record; or
         (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).
         2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

         92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER. -- 1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

         2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:
         (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
         (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

         92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT. -- 1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
         2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

         92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES. -- 1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:
         (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
         (b) Must not vote his shares in favor of the proposed action.
         2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

         92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS. -- 1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

         2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

         (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
         (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
         (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;
         (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
         (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

         92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER. -- 1. A stockholder to whom a dissenter's notice is sent must:
         (a)      Demand payment;
         (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and
         (c) Deposit his certificates, if any, in accordance with the terms of the notice. 2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.
         3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

         92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER. -- 1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
         2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

         92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS. -- 1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
         (a) Of the county where the corporation's registered office is located; or
         (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
         2.       The payment must be accompanied by:
         (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;
         (b) A statement of the subject corporation's estimate of the fair value of the shares;

         (c)      An explanation of how the interest was calculated;
         (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and (e) A copy of NRS 92A.300 to 92A.500, inclusive.

         92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE. -- 1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
         2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

         92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE. -- 1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.
         2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

         92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER. -- 1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
         2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
         3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
         4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
         5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

         (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
         (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

         92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES. -- 1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
         2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
         (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.
         4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
         5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

                                                                      APPENDIX D

                 [LETTERHEAD OF BANC OF AMERICA SECURITIES LLC]


August  9, 1999

Board of Directors
Pioneer Bancorporation
10 State Street
Reno, NV  89501

Members of the Board:

         We understand that Pioneer Bancorporation, a Nevada corporation ("Pioneer"), and Zions Bancorporation, a Utah corporation ("Zions"), have entered into an Agreement and Plan of Merger dated May 7, 1999, as may be amended by the draft Amendment to the Agreement and Plan of Merger dated July 16, 1999 (together, the "Merger Agreement"), pursuant to which Pioneer will be merged with and into Zions, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Pioneer, we understand that each outstanding share of the common stock, $0.01 par value per share ("Pioneer Common Stock"), of Pioneer will be converted into a fraction of common stock, no par value per share ("Zions Common Stock"), of Zions calculated by dividing (i) $35.70 by (ii) the average of the last sales price per share for Zions Common Stock for the fifteen consecutive trading day period ending on the third business day prior to the Effective Date ("Zions Closing Average"), with the result rounded down to the nearest ten thousandth (the "Exchange Ratio"); provided, however, that (x) if the Zions Closing Average is greater than $77.00, the Exchange Ratio shall be 0.4636, and (y) if the Zions Closing Average is less than $63.00, the Exchange Ratio shall be 0.5667, subject to potential adjustment in certain circumstances if the Zions Closing Average is less than $56.00 (the "Consideration"). Any term not defined herein shall have the meaning set forth in the Merger Agreement. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

         You have asked for our opinion as investment bankers as to whether the Consideration to be received by the stockholders of Pioneer pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

Pioneer Bancorporation
August 9, 1999
Page 2

         In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Pioneer and Zions, including the consolidated financial statements for the fiscal years ended December 31, 1996, 1997 and 1998, and, to the extent available, interim periods to June 30, 1999 and certain other relevant financial and operating data relating to Pioneer and Zions made available to us from published sources and from the internal records of Pioneer and Zions; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Pioneer Common Stock and Zions Common Stock; (iv) compared certain financial data of Pioneer and Zions with those of certain other companies in the banking industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) conducted discussions with representatives of the senior management of Pioneer and Zions concerning their respective businesses and prospects; (vii) reviewed and discussed with representatives of management of Pioneer and Zions, certain information furnished to us by Pioneer and Zions, including, in the case of Pioneer, financial forecasts and related assumptions and, in the case of Zions, certain third-party research analysts' estimates regarding Zions with which Zions management indicated they did not disagree; (viii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Pioneer's counsel; and (ix) performed such other analyses and examinations as we have deemed appropriate.

         In connection with our review, and with your consent, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Pioneer provided to us by its management, and with respect to the third-party analyst estimates regarding Zions, upon the advice of the respective managements and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments at the time of preparation as to the future financial performance of Pioneer and Zions, and that they provide a reasonable basis upon which we can form our opinion. We have relied upon assurances of the management of Pioneer and Zions, respectively, that there have been no material changes in Pioneer's or Zions' assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have also relied on advice of counsel to Pioneer as to all legal matters with respect to Pioneer, the Merger and the Merger Agreement. As you are aware, and at your direction, we only solicited indications of interest from a

Pioneer Bancorporation
August 9, 1999
Page 3

limited list of third parties. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Pioneer or Zions, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of Pioneer and Zions are in the aggregate adequate to cover such losses. You have informed us, and we have assumed, that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. We recognize that on June 6, 1999, subsequent to the execution of the Merger Agreement, Zions announced that it had entered into an Agreement and Plan of Merger with First Security Corporation (the "First Security Merger"). The First Security Merger is subject to regulatory approval, shareholder approvals and other conditions and has not yet been consummated. We understand that as presently contemplated, the Merger will occur prior to the proposed First Security Merger and the Merger is independent of the First Security Merger. Therefore, with your consent, we have conducted our analyses and provide this opinion without taking into consideration or giving effect to the First Security Merger.

         We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further material revisions thereto, and without waiver by Pioneer of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the Merger.

         We have acted as the financial advisor to Pioneer in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of Zions for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be received by the stockholders of

Pioneer Bancorporation
August 9, 1999
Page 4

Pioneer pursuant to the Merger is fair to such stockholders from a financial point of view, as of the date hereof.

         This opinion is directed to the Board of Directors of Pioneer in its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Consideration to the stockholders and does not address the relative merits of the Merger and any alternatives to the Merger, Pioneer's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Pioneer, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement, prospectus or registration statement filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.


                           Very truly yours,



                           /s/BANC OF AMERICA SECURITIES LLC

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

             Utah law provides for indemnification of directors and officers as follows:

16-l0a-902   AUTHORITY TO INDEMNIFY DIRECTORS.

             (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

                 (a) his conduct was in good faith; and

                 (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

                 (c) in the case of any criminal proceeding, he had no
             reasonable cause to believe his conduct was unlawful.

             (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

             (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

             (4) A corporation may not indemnify a director under this section:

                 (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

                 (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

             (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

16-10a-903   MANDATORY INDEMNIFICATION OF DIRECTORS.

             Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

16-10a-907   INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS.

             Unless a corporation's articles of incorporation provide otherwise:

                 (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

                 (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

                 (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

16-10a-908   INSURANCE.

             A corporation may purchase and maintain liability insurance on behalf of person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

16-10a-909   LIMITATIONS OF INDEMNIFICATION OF DIRECTORS.

                 (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

                 (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

Item 21.     Exhibits and Financial Statement Schedules.

                 (a) Exhibits. An Exhibit Index, containing a list of all
             exhibits filed with this Registration Statement, is included beginning on page II-7.

                 (b) Financial Statement Schedules. Not applicable.

                 (c) Report, Opinion or Appraisal. Not applicable.

Item 22.     Undertakings.

             The undersigned registrant hereby undertakes as follows:

                 (1) that, for purposes of determining any liability under the
             Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (2) that prior to any public reoffering of the securities
             registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (3) that every prospectus (i) that is filed pursuant to
             paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (4) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 (5) to respond to requests for information that is incorporated by reference into the Proxy Statement-Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

                 (6) to supply by means of a post-effective amendment all
             information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the 9th day of August, 1999.

                                      ZIONS BANCORPORATION

                                      By: /s/Harris H. Simmons
                                          -------------------------------
                                          Harris H. Simmons, President
                                            and Chief Executive Officer

                                POWER OF ATTORNEY

             KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Harris H. Simmons and Dale M. Gibbons, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

             Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Capacity                         Date
---------                      --------                         ----

/s/Harris H. Simmons    President, Chief Executive        June 18, 1999
--------------------    Officer and Director
Harris H. Simmons

/s/Dale M. Gibbons      Executive Vice President          June 18, 1999
--------------------    Chief Financial Officer
Dale M. Gibbons

/s/Nolan X. Bellon      Controller                        June 18, 1999
--------------------
Nolan X. Bellon

/s/Roy W. Simmons       Chairman and Director             June 18, 1999
--------------------
Roy W. Simmons

/s/Jerry C. Atkin       Director                          June 18, 1999
--------------------
Jerry C. Atkin

/s/R.D. Cash            Director                          June 18, 1999
--------------------
R.D. Cash

/s/L.E. Simmons         Director                          June 18, 1999
--------------------
L.E. Simmons

/s/Grant R. Caldwell    Director                          June 18, 1999
--------------------
Grant R. Caldwell

/s/I.J. Wagner          Director                          June 18, 1999
--------------------
I.J. Wagner

/s/Roger B. Porter      Director                          June 18, 1999
--------------------
Roger B. Porter

/s/Richard H. Madsen    Director                          June 18, 1999
--------------------
Richard H. Madsen

/s/Robert G. Sarver     Director                          June 18, 1999
--------------------
Robert G. Sarver

/s/Shelley Thomas       Director                          June 18, 1999
--------------------
Shelley Thomas

                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)

Exhibit No.            Description and Method of Filing
-----------            --------------------------------
2.1    Agreement and Plan of Merger, dated as of May 7, 1999 as amended
       July 16, 1999, by and among Zions Bancorporation, Pioneer Bancorporation and Pioneer Citizens Bank of Nevada (included as Appendix A to the Proxy Statement-Prospectus and incorporated by reference herein)
3.1 Restated Articles of Incorporation of Zions Bancorporation dated November 8, 1993, and filed with the Department of Business Regulation, Division of Corporations of the State of Utah on November 9, 1993 (incorporated by reference to Exhibit 3.1 to the Registrant's Form S-4 Registration Statement, File No. 33-51145, filed on November 22, 1993)
3.2 Restated Bylaws of Zions Bancorporation, dated November 8, 1993 (incorporated by reference to Exhibit 3.2 to the Registrant's
       Form S-4 Registration Statement, File No. 33-51145, filed November 22, 1993)
3.3 Amendment to the Restated Bylaws of Zions Bancorporation, dated September 18, 1998 (incorporated by reference to Exhibit 3 to Zions Bancorporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, File No. 0-02610)
3.4 Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 30, 1997 and filed with the Department of Business Regulation, Division of Corporations of the State of Utah on May 2, 1997 (incorporated by reference to Exhibit
       3.1 of Zions Bancorporation's Quarterly Report on Form 10-Q for the quarter ended Jun 30, 1997, File No. 0-2610)
3.5 Articles of Amendment to the Restated Articles of Incorporation of Zions Bancorporation dated April 24, 1998 and filed with the Utah Division of Corporations and Commercial Code on April 27, 1998 (incorporated by reference to Exhibit 3 of Zions Bancorporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, File No. 0-02610)
4.1 Shareholder Protection Rights Agreement, dated as of September 27, 1996, between Zions Bancorporation and Zions First National Bank (incorporated by reference to Exhibit 4 to the Registrant's Form 8-K, filed October 12, 1996)

Exhibit No.            Description and Method of Filing
-----------            --------------------------------
5.1 Opinion of Sullivan & Cromwell regarding the validity of the shares of Common Stock being registered (filed herewith)
5.2 Opinion of Callister, Nebeker & McCullough, a Professional Corporation, regarding the validity of the shares of Zions Common Stock being registered (filed herewith)
8.1 Opinion of Sullivan & Cromwell regarding tax matters (filed herewith)
8.2    Opinion of Graham & Dunn P.C. regarding tax matters (filed herewith)
23.1 Consent of KPMG LLP, independent certified public accountants for Zions Bancorporation (filed herewith)
23.2 Consent of KPMG LLP, independent certified public accountants for Pioneer Bancorporation (filed herewith)
23.3 Consent of Sullivan & Cromwell (contained in their opinions filed as Exhibits 5.1 and 8.1)
23.4   Consent of Callister, Nebeker & McCullough, a
       Professional Corporation (contained in their opinion filed as Exhibit 5.2)
23.5   Consent of Graham & Dunn P.C. contained in their opinion filed as
       Exhibit 8.2)
23.6   Consent of Deloitte & Touche, LLP
23.7   Consent of Banc of America Securities LLC
24.1   Power of Attorney (set forth on Page II-5 of the Registration
       Statement)
99.1 Stock Option Agreement, dated as of May 10, 1999, between Zions Bancorporation and Pioneer Bancorporation (included as Appendix B to the Proxy Statement-Prospectus and incorporated by reference herein)
99.2   Form of Proxy of Pioneer Bancorporation (filed herewith)